As filed with the Securities and Exchange Commission on February 28, 2006
Registration No. 333-131193

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

UICI
(Exact name of registrant as specified in its charter)

Delaware	6321	75-2044750
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9151 Grapevine Highway
North Richland Hills, Texas 76180-5605
817-255-5200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mark D. Hauptman
Vice President and Chief Financial Officer
UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180-5605
817-255-5200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Robert A. Profusek, Esq.	Mark Gordon, Esq.	Glenn W. Reed, Esq.	Nancy L. Sanborn, Esq.	Richard A. Pollack, Esq.
Jones Day	Wachtell, Lipton	UICI	Davis Polk & Wardwell	Sullivan & Cromwell LLP
222 East 41st Street	Rosen & Katz	9151 Grapevine Highway	450 Lexington Avenue	125 Broad Street
New York, New York 10017	51 West 51st Street	North Richland Hills,	New York, New York 10017	New York, New York 10004
(212) 326-3939	New York, New York 10019	Texas 76180-5605	(212) 450-4000	(212) 558-4000
	(212) 403-1000	(817) 255-5200
     Approximate date of commencement of proposed sale to the public: At the effective time of the merger referred to herein.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of	Amount to	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	be Registered	Price per Share	Offering Price	Registration Fee

Class A-1 Common Stock, par value $0.01 per share	300,000(1)	N/A	$ 10,974,000	$ 1,175(3)(5)

Class A-2 Common Stock, par value $0.01 per share	4,000,000(2)	N/A	$143,240,000	$15,327(4)

Total registration fee				$16,502

(1)	Represents the maximum number of shares of class A-1 common stock estimated to be issuable to certain members of UICI’s senior management upon the completion of, or in connection with, the acquisition of UICI by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners. 63,000 shares of class A-1 common stock were registered in connection with the initial filing of the Registration Statement on January 20, 2006. An additional 237,000 shares of class A-1 common stock are being registered pursuant to this filing.

(2)	Represents the maximum number of shares of class A-2 common stock estimated to be issuable to UICI’s independent insurance agents upon completion of the merger. 4,000,000 shares of class A-2 common stock were registered in connection with the initial filing of the Registration Statement on January 20, 2006. No additional shares of class A-2 common stock are being registered pursuant to this filing.

(3)	Pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, the registration fee is based on the average of the high and low sales prices of UICI common stock, as traded on the NYSE on February 27, 2006 and computed based on the estimated maximum number of shares that may be exchanged for the class A-1 common stock being registered or that may be issued to certain members of UICI’s senior management in connection with the merger.

(4)	Pursuant to Rules 457(c) and 457(f) under the Securities Act of 1933, the registration fee of $15,327 was paid on January 20, 2006.

(5)	$242 was previously paid in connection with the initial filing of the Registration Statement on January 20, 2006; the difference of $933 is being covered pursuant to an overpayment of $9,431 made on January 20, 2006 resulting from the aggregate payment of $25,000 made on such date.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

9151 Grapevine Hwy • North Richland Hills, Texas 76180
Dear Stockholder:
      The board of directors of UICI has unanimously approved a merger agreement providing for the acquisition of UICI by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners, each of which is a private equity firm. If the merger is completed:

•	UICI’s public stockholders will receive $37.00 in cash per share of UICI common stock and will cease to hold any equity interest in UICI, except for public stockholders who properly exercise and do not withdraw their statutory appraisal rights;

•	shares of UICI common stock currently held by certain senior managers of UICI, which comprised less than 1% of UICI’s outstanding common stock as of the record date of the special meeting will remain outstanding and unchanged, other than to be renamed class A-1 common stock; and

•	shares of UICI common stock beneficially owned through UICI’s agent stock accumulation plans by UICI’s independent insurance agents associated with the UGA-Association Field Services or Cornerstone America marketing divisions (which shares comprised approximately 6.9% of UICI’s outstanding common stock as of the record date of the special meeting) will be exchanged on a one-for-one basis for shares of a new class of UICI common stock to be known as the class A-2 common stock. The terms of the class A-2 common stock are described in the attached proxy statement/ prospectus. Shares withdrawn from the agent stock accumulation plans prior to the closing of the merger will be treated the same as shares owned by UICI’s public stockholders.

      The $37.00 per share price represents a premium of approximately 19% over the closing price per share of UICI’s common stock on September 14, 2005, the last trading day before the public announcement of the merger.
      The board of directors of UICI has unanimously approved and declared the merger and the merger agreement advisable, and has determined that it is in the best interests of our stockholders for UICI to enter into the merger agreement and consummate the merger on the terms and conditions set forth in the merger agreement. The board of directors recommends that UICI stockholders vote “FOR” the adoption of the merger agreement.
      You should be aware that certain stockholders who are members of the family of the late Ronald L. Jensen (our founder and former Chairman) and permitted transferees of the Jensen family, and who collectively held or had voting control over an aggregate of approximately 28% of the outstanding common stock as of the record date of the special meeting, have agreed to vote their UICI shares in favor of the adoption of the merger agreement.
      The time, date and place of the special meeting to consider and vote upon a proposal to adopt the merger agreement are as follows:
Wednesday, March 29, 2006
10:00 a.m., Central Time
Courtyard by Marriott, DFW Airport West - Bedford, 2201 Airport Freeway, Bedford, Texas 76021
      This proxy statement/ prospectus provides you with important information about the proposed merger and the special meeting of UICI’s stockholders. We encourage you to read this entire proxy statement/ prospectus carefully. You should read “Risk Factors” beginning on page 19 for a description of risks you should consider in evaluating the proposed transaction. You may also obtain more information about UICI from documents we have filed with the Securities and Exchange Commission.
      YOU ARE REQUESTED TO VOTE YOUR SHARES BY PROMPTLY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. ALTERNATIVELY, YOU MAY GRANT A PROXY TO VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE, AS INDICATED ON THE PROXY CARD.

      Voting by proxy will not prevent you from voting your shares in person if you subsequently choose to attend the special meeting. After you have received the enclosed materials, please vote as soon as you can.

Sincerely,

William J. Gedwed
Chairman of the Board and Chief Executive Officer
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the class A-1 common stock or the class A-2 common stock to be issued in the merger or passed upon the accuracy or adequacy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.
THE DATE OF THIS PROXY STATEMENT/ PROSPECTUS IS FEBRUARY 28, 2006
AND IT IS FIRST BEING MAILED TO STOCKHOLDERS ON OR ABOUT THAT DATE.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held March 29, 2006
       The special meeting of the stockholders of UICI, a Delaware corporation (“UICI” or the “Company”), will be held at Courtyard by Marriott, DFW Airport West – Bedford, 2201 Airport Freeway, Bedford, Texas 76021 on Wednesday, March 29, 2006, at 10:00 a.m., Central Time.
      At the special meeting, you will be asked to:

•	Adopt the Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc. and UICI, a copy of which is attached as Annex A to this document;

•	Approve any motion to adjourn or postpone the special meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal; and

•	Consider such other business as may properly come before the special meeting or any adjournments or postponements thereof.
      The board of directors has fixed February 13, 2006 as the record date for the meeting. Holders of the Company’s common stock of record at the close of business on such date will be entitled to notice of and to vote at the special meeting or any adjournment thereof. A list of such stockholders will be available, as required by law, at our principal office at 9151 Grapevine Highway, North Richland Hills, Texas 76180-5605.
      You have the right to dissent from the merger and seek appraisal of your shares. In order to assert appraisal rights, you must comply with the requirements of Delaware law described under “The Merger — Appraisal Rights” beginning on page 65.
      Your vote is important. The adoption of the merger agreement requires the approval of the holders of a majority of the outstanding shares of UICI common stock entitled to vote thereon. Whether or not you plan to attend the special meeting, please complete and return your proxy card in the enclosed envelope or vote over the Internet or by telephone as described in the instructions included with your proxy card. Please review the instructions on the proxy card or the information forwarded by your bank, broker or other holder of record regarding these voting options.

By Order of the Board of Directors,
UICI

PEGGY G. SIMPSON
Corporate Secretary
Date: February 28, 2006
9151 Grapevine Highway, North Richland Hills, Texas 76180-5605

THIS PROXY STATEMENT/ PROSPECTUS INCORPORATES
ADDITIONAL INFORMATION
      This proxy statement/ prospectus incorporates important business and financial information about UICI from other documents filed with the Securities and Exchange Commission (which we refer to as the SEC) that are not included in or delivered with this proxy statement/ prospectus. For a listing of the documents incorporated by reference into this proxy statement/ prospectus, see “Where You Can Find More Information” beginning on page 109.
      You may obtain documents incorporated by reference into this proxy statement/ prospectus, without charge, by requesting them in writing or by telephone from UICI at the following address and telephone number:
UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180-5605
Attn: Investor Relations
Telephone: (817) 255-5200
      You also may obtain documents incorporated by reference into this proxy statement/ prospectus by requesting them in writing or by telephone from MacKenzie Partners, Inc., UICI’s proxy solicitor, at the following address and telephone number:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Bankers and brokers call (212) 929-5500 (collect)
Others call (800) 322-2885 (toll-free)
      To receive timely delivery of the documents before the special meeting, you must request them no later than Friday, March 24, 2006.

Page

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER	1
SUMMARY	4
Parties to the Merger	4
The Special Meeting	5
The Merger	6
Recent Developments	12
Selected Historical Financial Data of UICI	13
Selected Historical Financial Data of Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc.	15
Selected Unaudited Pro Forma Consolidated Financial Data	16
Comparative Unaudited Per Share Data of UICI	17
Comparative Unaudited Per Share Data of Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc.	18
RISK FACTORS	19
Risk Factors Relating to the Merger	19
Risk Factors Relating to Ownership of Class A-1 Common Stock and Class A-2 Common Stock	20
Risk Factors Relating to the Business	20
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	26
THE UICI SPECIAL MEETING	27
Time, Place and Purpose of the Special Meeting	27
Matters to be Considered	27
Record Date; Quorum	27
Required Vote	28
Voting by Directors and Executive Officers	28
Voting of Proxies	28
Revocability of Proxies	29
Solicitation of Proxies	29
Voting by Employees Participating in Employee Stock Ownership and Savings Plan	29
PARTIES TO THE MERGER	30
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PREMIUM ACQUISITION, INC., MULBERRY ACQUISITION, INC. AND DLJMB IV FIRST MERGER CO ACQUISITION INC.	32
THE MERGER	33
Background of the Merger	33
Recommendation of our Board of Directors; Reasons for the Merger	40
Opinion of Morgan Stanley	42
Opinion of New Vernon Capital	54
Financial Projections	59
Interests of Directors and Executive Officers in the Merger	59
Composition of the Board of Directors and Executive Management of the Surviving Corporation	62
Voting and Non-Compete Agreements	63
Governmental and Regulatory Approvals	64
Appraisal Rights	65
Accounting Treatment	66
Litigation Concerning the Merger	67
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	68

i

Annex A	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc. and UICI
Annex B	Form of Certificate of Incorporation of Surviving Corporation
Annex C	Opinion of Morgan Stanley & Co. Incorporated
Annex D	Opinion of New Vernon Capital LLC
Annex E	Section 262 of the Delaware General Corporation Law
Form of Bylaws of the Surviving Corporation
Form of Stockholders Agreement
Opinion of Jones Day
Opinion of Jones Day as to material U.S. federal tax matters
Consent of KPMG, LLP
Consent of Morgan Stanley & Co. Incorporated
Consent of New Vernon Capital LLC
Form of Proxy Card

ii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER
      The following questions and answers address briefly some questions you may have regarding the special meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a UICI stockholder. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus and the annexes and other documents referred to or incorporated by reference into this proxy statement/prospectus.

Q:	What is the proposed transaction?

A:	The proposed transaction is the acquisition of UICI by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners through a cash merger, with UICI surviving the merger. Shares held by certain members of senior management and shares held by agents through UICI’s agent stock accumulation plans at the time of the merger will not be cashed out in the merger.

Q:	What will I receive in the merger?

A:
•   UICI’s public stockholders will receive $37.00 in cash per share of UICI common stock and will cease to hold any equity interest in UICI, except for public stockholders who properly exercise and do not withdraw their statutory appraisal rights;

•   shares of UICI common stock currently held by certain senior managers of UICI, which comprised less than 1% of UICI’s outstanding common stock as of the record date of the special meeting, will remain outstanding and unchanged, other than to be renamed class A-1 common stock; and

•   shares of UICI common stock beneficially owned through UICI’s agent stock accumulation plans by UICI’s independent insurance agents associated with the UGA-Association Field Services or Cornerstone America marketing divisions (which shares comprised approximately 6.9% of UICI’s outstanding common stock as of the record date of the special meeting) will be exchanged on a one-for-one basis for shares of a new class of UICI common stock to be known as the class A-2 common stock. Shares withdrawn from the agent stock accumulation plans prior to the closing of the merger will be treated the same as shares owned by UICI’s public stockholders.

The class A-1 and class A-2 common stock will be subject to certain provisions set forth in the form of certificate of incorporation attached as Annex B to this document, which will become the certificate of incorporation of the surviving corporation at the effective time of the merger pursuant to the terms of the merger agreement.

Q:	When and where is the special meeting?

A:	The special meeting will be held at Courtyard by Marriott, DFW Airport West – Bedford, 2201 Airport Freeway, Bedford, Texas 76021 on Wednesday, March 29, 2006, at 10:00 a.m., Central Time.

Q:	What vote of our stockholders is required to adopt the merger agreement?

A:	For us to complete the merger, stockholders holding at least a majority of the shares of our common stock outstanding at the close of business on the record date must vote “FOR” the adoption of the merger agreement. Failure to vote or an abstention will have the same effect as a vote “AGAINST” adoption of the merger agreement.

Q:	What if I abstain from voting or fail to instruct my broker on how to vote on the merger proposal?

A:	Abstaining from voting or failing to instruct your bank, brokerage firm or nominee to vote your shares will have the same effect as a vote against the merger.

Q:	How does UICI’s board of directors recommend that I vote on the proposal to adopt the merger agreement?

A:	Our board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement. You should read “The Merger — Recommendation of our Board of Directors; Reasons for

the Merger” beginning on page 40 for a discussion of the factors that our board considered in deciding to recommend the adoption of the merger agreement.

Q:	What do I need to do now?

A:	We urge you to read this document carefully, including its annexes and the other documents incorporated into this document by reference, and to consider how the merger affects you and to vote your shares as soon as possible to ensure that your shares are represented at the special meeting. You can vote your shares before the special meeting as follows:

• Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

• Via the Internet, by going to the web address www.proxyvote.com and following the instructions on the proxy card; or

• Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Q:	If my shares are held in “street name” by my broker or other nominee, will my broker vote my shares for me?

A:	Yes, but only if you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without those instructions, your shares will not be voted, which will have the same effect as voting against the merger.

Q:	What does it mean if I get more than one proxy or vote instruction card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one card. Please complete and return all of the proxy and vote instruction cards you receive (or submit your proxy by telephone or the Internet, if available to you) to ensure that all of your shares are voted.

Q:	How will my proxy vote my shares?

A:	The designated proxy holders will vote according to the instructions you submit on your proxy card. If you sign and return your card but do not indicate your voting instructions on one or more of the matters listed, the proxy holders will vote all uninstructed shares “FOR” these matters.

Q:	May I change my vote after I have delivered my proxy or vote instruction card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may change your vote in any of the following ways:

• by sending a notice of revocation to the corporate secretary;

• by sending a completed proxy card bearing a later date than your original proxy card;

•   by logging onto the internet address or by calling the telephone number, in each case, set forth on your proxy or vote instruction card, if you are eligible to do so and following the instructions on your proxy or vote instruction card; or

• by attending the special meeting and voting in person.

Attending the special meeting without voting will not revoke a proxy. If you wish to revoke your proxy other than by attending the special meeting and voting in person, you must take action to revoke your proxy no later than the beginning of the special meeting.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. We anticipate that it will be completed in the first half of 2006. In order to complete the merger, we must obtain stockholder approval and satisfy the other closing conditions in the merger agreement. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 77.

Q:	Do I have appraisal rights?

A:	Yes. If you deliver a written demand for appraisal to UICI before the vote on the merger proposal and do not vote in favor of the merger proposal and you otherwise comply with the requirements and procedures of Section 262 of the Delaware General Corporation Law (which we refer to as the DGCL), you are entitled to exercise appraisal rights. Appraisal rights generally entitle stockholders to receive a cash payment equal to the fair value of your common stock in connection with the merger. A detailed description of the appraisal rights and procedures available to you is included in “The Merger — Appraisal Rights” beginning on page 65. The full text of Section 262 of the DGCL is attached as Annex E to this document.

Q:	Should I send in my stock certificates now?

A:	No. Shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to send in your stock certificates to the paying agent in order to receive the merger consideration. You should use the letter of transmittal to exchange stock certificates for the merger consideration to which you are entitled as a result of the merger. DO NOT SEND ANY STOCK CERTIFICATES WITH YOUR PROXY.

Q:	Who can help answer my other questions?

A:	If you have more questions about the merger, need assistance in submitting your proxy or voting your shares or need additional copies of this document or the enclosed proxy card, you should contact our proxy solicitation agent for the merger, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or collect at (212) 929-5500. If your broker holds your shares, you should call your broker for additional information.

SUMMARY
      This summary highlights selected information contained in this document and may not contain all the information that is important to you. We urge you to read carefully this document in its entirety, as well as the annexes and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 109.
Parties to the Merger
UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180
(817) 255-5200
      We offer insurance (primarily health and life) to niche consumer and institutional markets. Through our subsidiaries, The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee and The Chesapeake Life Insurance Company, we issue primarily health and life insurance policies, covering individuals and families, the self-employed, association group, voluntary employer group and student markets.
PREMIUM ACQUISITION, INC.
PREMIUM FINANCE LLC
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000
      Premium Acquisition, Inc. is a Delaware corporation formed in anticipation of the merger by affiliates of The Blackstone Group. Premium Finance LLC is a Delaware limited liability company formed in anticipation of the merger by affiliates of The Blackstone Group. The Blackstone Group, a private investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Paris and Mumbai, was founded in 1985. The firm has raised a total of approximately $50 billion for alternative asset investing since its formation. Over $26 billion of that has been for private investing, including Blackstone Capital Partners V, the largest institutional private equity fund ever raised at $13 billion. In addition to private equity investing, The Blackstone Group’s core businesses are private real estate investing, corporate debt investing, marketable alternative asset management, corporate advisory, and restructuring and reorganization advisory.
MULBERRY ACQUISITION, INC.
MULBERRY FINANCE CO., INC.
c/o Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(212) 902-1000
      Each of Mulberry Acquisition, Inc. and Mulberry Finance Co., Inc. is a Delaware corporation formed in anticipation of the merger by affiliates of Goldman Sachs. Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs also ranks as one of the largest private equity investors in the world. Established in 1991, the GS Capital Partners Funds are part of the firm’s principal investment area in the merchant banking division. Goldman Sachs’ principal investment area has formed 11 investment vehicles aggregating approximately $24 billion of equity capital to date. With $8.5 billion in committed capital, GS Capital Partners V is the current primary investment vehicle for Goldman Sachs to make privately negotiated equity investments.

DLJMB IV FIRST MERGER CO ACQUISITION INC.
DLJMB IV FIRST MERGER LLC
c/o DLJ Merchant Banking Partners
Eleven Madison Avenue
New York, New York 10010
(212)325-4507
      DLJMB IV First Merger Co Acquisition Inc. is a Delaware corporation formed in anticipation of the merger by affiliates of DLJ Merchant Banking Partners. DLJMB IV First Merger LLC is a Delaware limited liability company formed in anticipation of the merger by affiliates of DLJ Merchant Banking Partners. DLJ Merchant Banking Partners, which we refer to as DLJMB, is a leading private equity investor that has a 20 year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJMB, with offices in New York, London, Los Angeles and Buenos Aires, is part of Credit Suisse’s asset management business.
      For a more complete description of the parties to the merger, see “Parties to the Merger” beginning on page 30.
The Special Meeting

Matters to be Considered at the Special Meeting
      You will be asked to vote on the following proposals:

•	to adopt the merger agreement;

•	to approve a motion to adjourn or postpone the meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal; and

•	to conduct other business that properly comes before the special meeting and any adjournment or postponement of the special meeting.

Record Date; Voting
      You are entitled to vote at the special meeting if you owned UICI common stock at the close of business on February 13, 2006, the record date for the special meeting. You will have one vote for each share of UICI common stock you owned on the record date. On the record date there were 46,626,369 shares of UICI common stock outstanding and entitled to be voted.

Recommendation of Our Board of Directors
      Our board of directors unanimously recommends you vote “FOR” the adoption of the merger agreement and “FOR” the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies, as more fully described under “The UICI Special Meeting” beginning on page 27.

Share Ownership of UICI Directors and Officers
      On the record date, our directors and executive officers owned and were entitled to vote 433,741 shares of common stock, or less than 1% of the shares of our outstanding common stock. Each of our directors and executive officers has advised us that he intends to vote his shares in favor of the merger proposal.

Voting Agreement
      In connection with the execution of the merger agreement, certain stockholders who are members of the family of the late Ronald L. Jensen (our founder and former Chairman) entered into a voting agreement, dated as of September 15, 2005, with affiliates of the private equity firms. Among other things, the voting agreement provides that the shares of common stock owned or controlled by these stockholders will be voted in favor of adoption of the merger agreement, against any competing transaction and against any action or agreement intended to result in a failure of any condition to the completion of the merger being satisfied. These stockholders and their permitted transferees who agreed to be bound by the terms of the voting agreement beneficially own approximately 28% of our outstanding common stock as of the record date of the special meeting.
      For a more complete description of the voting agreement see “The Merger — Voting and Non-Compete Agreements” beginning on page 63.
The Merger
      A copy of the Agreement and Plan of Merger, dated as of September 15, 2005, is attached as Annex A to this document. We encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Consideration to be Received in the Merger
      If the merger is completed,

•	UICI’s public stockholders will receive $37.00 in cash per share of UICI common stock and will cease to hold any equity interest in UICI, except for public stockholders who properly exercise and do not withdraw their statutory appraisal rights;

•	shares of UICI common stock (which we sometimes refer to as management shares) currently held by certain senior managers of UICI, which comprised less than 1% of UICI’s outstanding common stock as of the record date of the special meeting, will remain outstanding and unchanged, other than to be renamed class A-1 common stock; and

•	shares of UICI common stock beneficially owned through UICI’s agent stock accumulation plans by UICI’s independent insurance agents associated with the UGA-Association Field Services or Cornerstone America marketing divisions (which shares, together with management shares, we sometimes refer to as retained shares and which comprised approximately 6.9% of UICI’s outstanding common stock as of the record date of the special meeting) will be exchanged on a one-for-one basis for shares of a new class of UICI common stock to be known as the class A-2 common stock. The terms of the class A-2 common stock are further described in this proxy statement/ prospectus. Shares withdrawn from the agent stock accumulation plans prior to the closing of the merger will be treated the same as shares owned by UICI’s public stockholders.

      For a more complete description of the merger consideration, see “The Merger Agreement — Consideration to be Received in the Merger” beginning on page 70.

Treatment of Stock Options, Restricted Shares and Share Credits
      In connection with the merger, all options to purchase common stock under our employee benefit plans outstanding immediately prior to completion of the merger will become fully vested and exercisable and will, in settlement of each such option, be cancelled at the time the merger is completed. The holder of each option will receive an amount in cash (subject to any applicable withholding tax) equal to the difference between $37.00 and the exercise price per share, to the extent such difference is a positive number, except that options held by certain members of senior management who have executed employment commitment agreements and agreed to retain these options after the merger will remain vested and outstanding after the merger and be exercisable into shares of class A-1 common stock of the surviving corporation.
      Immediately before the effective time of the merger, all applicable forfeiture provisions of restricted shares will lapse, to the extent not already lapsed, and each holder of restricted shares will be entitled to receive the $37.00 per share cash merger consideration for each restricted share as if the share was not restricted.
      Each holder of each awarded and allocated share equivalent credit outstanding as of the effective time of the merger pursuant to the terms of UICI’s phantom share plans will receive at the time the share equivalent credit would have otherwise become fully vested and nonforfeitable in accordance with the terms of the applicable phantom share credit plans in effect as of the date of the merger agreement, an amount (subject to any applicable withholding tax) in cash equal to the number of shares subject to such awards held by such holder multiplied by $37.00 per share. Immediately before the effective time of the merger, we will reallocate all “forfeiture credits” in accordance with the terms of the phantom share credit plans to the extent we have not already done so.
      For a more complete discussion of the treatment of UICI stock options and other stock-based awards, see “The Merger Agreement — Treatment of Stock Options, Restricted Shares and Share Credits” beginning on page 71.

Opinion of Morgan Stanley
      Morgan Stanley & Co. Incorporated has delivered its opinion to our board of directors that, as of September 15, 2005, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $37.00 per share cash consideration to be received by the holders of shares of UICI common stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares). Morgan Stanley’s opinion was directed to the board of directors of UICI, addresses only the fairness from a financial point of view of the consideration to be received by holders of UICI common stock pursuant to the merger agreement (other than holders of retained shares as to such retained shares) as of the date of the opinion, and does not address any other aspect of the merger. Morgan Stanley’s opinion does not constitute a recommendation to any holder of UICI common stock as to how such stockholder should vote at the special meeting. In addition, Morgan Stanley’s opinion does not constitute any opinion or recommendation as to whether any participant in any agent stock accumulation plan should refrain from withdrawing shares of UICI common stock from such plan or as to whether any member of UICI senior management who holds management shares should take action to cause such shares not to be converted into the merger consideration and, in any such case, should not be relied upon by any such participant or holder, respectively, as such. For a more complete description of the opinion of Morgan Stanley, see “The Merger — Opinion of Morgan Stanley” beginning on page 42.
      The full text of Morgan Stanley’s written opinion, dated September 15, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion is attached as Annex C to this document. We urge you to read the entire opinion carefully.
      Morgan Stanley Senior Funding Inc., an affiliate of Morgan Stanley, is a party to the commitment letter with respect to the senior debt financing for the merger and has agreed to act as a joint lead arranger, joint bookrunner and syndication agent for the senior unsecured debt facilities contemplated thereby. If such financing is consummated, Morgan Stanley Senior Funding Inc. will receive fees for its services. For a more complete description of the merger financing, see “The Merger Agreement — Financing” beginning on page 75.

Opinion of New Vernon Capital
      New Vernon Capital LLC has delivered its opinion to our board of directors that, as of September 15, 2005, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $37.00 per share cash consideration to be received by the holders of shares of UICI common stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares). New Vernon Capital’s opinion was directed to the board of directors of UICI, addresses only the fairness from a financial point of view of the consideration to be received by holders of UICI common stock pursuant to the merger agreement (other than holders of retained shares as to such retained shares) as of the date of the opinion, and does not address any other aspect of the merger. New Vernon Capital’s opinion does not constitute a recommendation to any holder of UICI common stock as to how such stockholder should vote at the special meeting. In addition, New Vernon Capital’s opinion does not constitute any opinion or recommendation as to whether any participant in any agent stock accumulation plan should refrain from withdrawing shares of UICI common stock from such plan or as to whether any member of UICI senior management who holds management shares should take action to cause such shares not to be converted into the merger consideration and, in any such case, should not be relied upon by any such participant or holder, respectively, as such. For a more complete description of the opinion of New Vernon Capital, see “The Merger — Opinion of New Vernon Capital” beginning on page 54.
      The full text of New Vernon Capital’s written opinion, dated September 15, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by New Vernon Capital in rendering its opinion is attached as Annex D to this document. We urge you to read the entire opinion carefully.

Directors and Executive Management Following the Merger
      After the merger certain individuals affiliated with Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. (each of which is referred to as a Merger Co and all of which are collectively referred to as the Merger Cos) and William J. Gedwed (our chief executive officer) are expected to serve on the board of directors of the surviving corporation. In addition, we expect that the initial board of directors may include up to three additional directors to the extent they are deemed necessary or advisable.
      The merger agreement provides that the officers of UICI immediately before the effective time will be the officers of the surviving corporation immediately after the effective time. We expect that our current executive officers generally will continue to hold such offices of the surviving corporation following completion of the merger.
      For a more complete discussion of management of the surviving corporation, see “The Merger — Composition of the Board of Directors and Executive Management of the Surviving Corporation — Executive Officers” beginning on page 63.

Interests of UICI’s Directors and Officers in the Merger
      Some of our directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of our stockholders. These interests include:

•	execution of employment commitment agreements relating to their employment with the surviving corporation, including their salary, bonus potential, severance eligibility and their commitment to retain existing equity if the merger is completed;

•	entitlement to receive a success bonus award payment in connection with the merger;

•	the acceleration of all or a portion of their unvested stock options and cancellation of their stock options in exchange for a cash payment representing the difference between the exercise price and $37.00 per share, to the extent the difference is a positive number, and an opportunity to re-invest all or a portion of the cash payment in the surviving corporation;

•	the lapse of restrictions on their outstanding restricted shares resulting in receipt of the $37.00 per share merger consideration for each outstanding restricted share, and an opportunity to re-invest all or a portion of the cash payment in the surviving corporation; and

•	a continuation of indemnification and insurance for our directors and officers for customary events occurring at or before the merger, including those that are related to the merger agreement.
      For a further discussion, see “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 59.

Financing
      In connection with the merger, a maximum of approximately $1.76 billion in cash will be paid to our stockholders and holders of stock options and share credits. These payments are expected to be funded by a combination of debt financing and equity contributions to the surviving corporation by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners.
      In connection with the execution and delivery of the merger agreement, affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners obtained a commitment letter from JPMorgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding Inc. providing for up to $600 million in debt financing, subject to the satisfaction of the conditions contained in the commitment letter. The surviving corporation may also issue up to $100 million of preferred stock provided that the total debt and preferred stock financing will not exceed an aggregate of $600 million.
      The merger is conditioned on the availability of financing on the terms described in the commitment letter. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 77 and “The Merger Agreement — Financing” beginning on page 75.

Conditions to Completion of the Merger
      Before we can complete the merger, a number of conditions must be satisfied or, if permitted, waived. These conditions include:

•	receipt of stockholder approval;

•	receipt of required state insurance regulatory and other regulatory approvals;

•	the absence of a legal prohibition on the merger;

•	the absence of a material adverse effect on us;

•	the proceeds of the debt financing being available on the terms and conditions set forth in the commitment letter; and

•	since September 12, 2005, less than 25% of certain active independent insurance agents shall have withdrawn from the agent stock accumulation plans and less than 12.5% of certain senior independent insurance agents shall have withdrawn from the agent stock accumulation plans.
      The merger agreement provides that any or all of these conditions may be waived, in whole or in part, to the extent legally permitted. For a more complete discussion of the conditions to the merger, see “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 77.

Termination of the Merger
      The merger agreement may be terminated at any time before the effective time of the merger, as follows:

•	by mutual written consent of UICI and Premium Finance, LLC (which we refer to as SibCo 1 and which, together with Mulberry Finance Co., Inc. and DLJMB IV First Merger LLC, we collectively refer to as the SibCos);

•	by SibCo 1 or UICI at any time before the effective time of the merger if:

-	the merger has not been consummated by June 15, 2006, in certain cases;

-	the merger agreement has been submitted to our stockholders for adoption at a stockholders meeting and the requisite stockholder vote is not obtained upon a vote taken thereon; or

-	any law prohibits completion of the merger or any order restrains, enjoins or otherwise prohibits completion of the merger, and such order has become final and nonappealable;

•	by SibCo 1 at any time before the effective time of the merger if:

-	(i) our board of directors withdraws, modifies or amends its recommendation in favor of the merger in any manner adverse to SibCo 1 or the Merger Cos, (ii) our board of directors approves, endorses or recommends an alternative takeover proposal, or (iii) we or our board of directors resolves or announces an intention to do any of the foregoing;

-	we (i) materially breach our no-solicitation obligations or our obligations to hold a stockholders meeting or our board of directors or any committee thereof resolves to do any of the foregoing or (ii) materially breach our obligations to prepare this document and the breach is not cured within five business days after our receipt of written notice asserting such breach from SibCo 1;

–	we breach any of our representations, warranties or covenants contained in the merger agreement, which breach (i) would give rise to the failure of the related conditions set forth in the merger agreement and (ii) has not been cured by us within 20 business days after our receipt of written notice of the breach from SibCo 1; or

–	a “material adverse effect” occurs and continues to occur and has not been cured by us within 20 business days after such SibCo’s or such Merger Co’s receipt of written notice of such breach from us.

•	by UICI if any SibCo or any Merger Co breaches any of its representations, warranties or covenants contained in the merger agreement, which breach (i) would give rise to the failure of a related condition in the merger agreement and (ii) has not been cured by such SibCo or such Merger Co within 20 business days after such SibCo’s or such Merger Co’s receipt of written notice of such breach from us.
      See “The Merger Agreement — Termination of the Merger Agreement” beginning on page 81.

Termination Fees
      The merger agreement provides that, upon termination of the merger agreement under specified circumstances involving an alternative transaction, we may be required to pay SibCo 1 a termination fee of $65 million in the following circumstances:

•	if the merger agreement is terminated by SibCo 1 pursuant to the first two scenarios described under the third bullet point in “— Termination of the Merger Agreement” above; or

•	if (A) certain alternative takeover proposals have been made or proposed to us or otherwise publicly announced (and not withdrawn at certain times), (B) the merger agreement is terminated by SibCo 1 or us pursuant to the first two scenarios described under the second bullet point in “— Termination of the Merger Agreement” or by SibCo 1 pursuant to the third scenario under the third bullet point in “— Termination of the Merger Agreement” above and (C) within 12 months following the date of such termination, we enter into a contract providing for the implementation of certain alternative takeover proposals or consummate certain alternative takeover proposals.

      See “The Merger Agreement — Termination Fees” beginning on page 81.

Appraisal Rights
      Delaware law provides you with appraisal rights in connection with the merger. This means that, if you comply with the procedures for perfecting appraisal rights provided for under Delaware law, you are entitled to have the fair value of your shares determined by the Delaware Court of Chancery and to receive payment based on that valuation in lieu of the merger consideration. The ultimate amount you receive in an appraisal proceeding may be more or less than, or the same as, the amount you would have received under the merger agreement.
      To exercise your appraisal rights, you must deliver a written demand for appraisal to UICI before the vote on the merger agreement at the special meeting and you must not vote in favor of the adoption of the merger agreement. Your failure to follow exactly the procedures specified under Delaware law will result in the loss of your appraisal rights. For a further description of the procedures required to exercise statutory appraisal rights, see “The Merger — Appraisal Rights” beginning on page 65. A copy of Section 262 of the DGCL is attached to this document as Annex E.

Governmental and Regulatory Approvals
      We and the other parties to the merger agreement have agreed to use our reasonable best efforts to complete the transactions contemplated by the merger agreement as promptly as practicable, including obtaining all necessary actions or non-actions, waivers, consents, clearances and approvals from governmental entities and making all necessary registrations and filings and taking all steps necessary to obtain these approvals. The completion of the transactions contemplated by the merger agreement depends upon receipt of insurance regulatory approvals in Texas, Oklahoma and Turks and Caicos and the expiration or early termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. On November 14, 2005, the Federal Trade Commission granted early termination of the waiting periods applicable to the merger. The other regulatory approvals are pending and we cannot be certain when or if these required approvals will be obtained or what conditions these approvals might include. For a more complete description of the governmental and regulatory approvals required to complete the merger, see “The Merger — Governmental and Regulatory Approvals” beginning on page 64.

Material United States Federal Income Tax Consequences
      The merger will generally be taxable to you if you receive cash in the merger. For U.S. federal income tax purposes, your receipt of cash in exchange for your shares of our common stock will generally cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the merger and your adjusted tax basis in your shares. The receipt of (or reclassification of shares of UICI common stock as) shares of class A-1 or class A-2 common stock of the surviving corporation should not be taxable. You should consult your own tax advisor for a full understanding of how the merger will affect your taxes.
      For a more complete description of the material U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Consequences” beginning on page 68.

Accounting Treatment
      For financial reporting purposes, the merger will be accounted for as a leveraged recapitalization, pursuant to which the historical bases of UICI’s assets and liabilities will be preserved following the merger.

Comparative Stock Prices and Dividend Information
      Our common stock is listed on the New York Stock Exchange (which we refer to as the NYSE) under the trading symbol “UCI.” The following table shows the closing sale price of our common stock on September 14, 2005, the last trading day before the merger was announced, and on February 27, 2006, the last practicable date before the date of this document.

Common Stock

At September 14, 2005	$31.08
At February 27, 2006	$36.53
      Because the market price of UICI common stock may fluctuate, stockholders are urged to obtain a current market quotation for UICI common stock. The class A-1 and class A-2 common stock of the surviving corporation will not be liquid securities. No assurance can be given as to the future prices of the securities. See “Risk Factors — Risk Factors Relating to Ownership of Class A-1 Common Stock and Class A-2 Common Stock — The class A-1 and class A-2 common stock of the surviving corporation will not be liquid securities” beginning on page 20.
      Affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners own all outstanding shares of Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc., respectively, and, therefore, there is no public market for these shares. No comparative market price data for these shares is presented because this information would not be meaningful.

Recent Developments
      On February 16, 2005, UICI reported full year 2005 revenues and income from continuing operations of $2.12 billion and $203.0 million ($4.31 per diluted share), respectively, compared to full year 2004 revenues and income from continuing operations of $2.07 billion and $145.9 million ($3.07 per diluted share), respectively. Reflecting results from discontinued operations, the Company reported overall 2005 net income of $203.5 million ($4.32 per diluted share), compared to net income of $161.6 million ($3.40 per diluted share) for 2004. For the fourth quarter of 2005, UICI reported revenues and income from continuing operations of $515.7 million and $37.5 million ($0.80 per diluted share), respectively, compared to fourth quarter 2004 revenues and income from continuing operations of $540.5 million and $44.0 million ($0.93 per diluted share), respectively.

Selected Historical Financial Data of UICI
      The following table sets forth selected historical financial data for UICI. The following data at and for each of the five years ended December 31, 2004 have been derived from UICI’s audited consolidated financial statements. The statement of operations data for the nine months ended September 30, 2005 and 2004, and the balance sheet data as of September 30, 2005, have been derived from UICI’s unaudited consolidated financial statements. In the opinion of UICI’s management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. The following information should be read together with UICI’s consolidated financial statements and the notes related to those financial statements, which are incorporated by reference into this proxy statement/ prospectus. The information set forth below is not necessarily indicative of the results of future operations.

	For the Nine Months
	Ended September 30,		For the Year Ended December 31,

	2005	2004	2004	2003	2002		2001	2000

	(In thousands, except per share amounts and operating ratios)
Income Statement Data:
Revenues from continuing operations	$1,599,529	$1,522,511	$2,061,266	$1,819,115	$1,375,704		$967,924	$867,190
Income from continuing operations before income taxes	253,348	154,259	221,149	131,916	76,759		73,163	98,059
Income from continuing operations	165,472	101,914	145,881	87,324	51,054		49,484	64,128
Income (loss) from discontinued operations	(440)	13,773	15,677	(72,990)	953		(6,592)	(58,395)
Net income	$165,032	$115,687	$161,558	$14,334	$46,863	(1)	$42,892	$5,733
Per Share Data:
Earnings per share from continuing operations:
Basic earnings per common share	$3.59	$2.20	$3.16	$1.88	$1.08		$1.06	$1.37
Diluted earnings per common share	$3.51	$2.15	$3.07	$1.82	$1.05		$1.03	$1.34
Earnings (loss) per share from discontinued operations:
Basic earnings (loss) per common share	$(0.01)	$0.30	$0.34	$(1.57)	$0.02		$(0.14)	$(1.25)
Diluted earnings (loss) per common share	$(0.01)	$0.28	$0.33	$(1.52)	$0.02		$(0.13)	$(1.22)
Earnings per share:
Basic earnings per common share	$3.58	$2.50	$3.50	$0.31	$0.99	(1)	$0.92	$0.12
Diluted earnings per common share	$3.50	$2.43	$3.40	$0.30	$0.96	(1)	$0.90	$0.12
Operating Ratios(2):
Health Ratios:
Loss ratio	56%	62%	61%	65%	63%		64%	64%
Expense ratio	32%	33%	33%	34%	34%		34%	31%

Combined health ratio	88%	95%	94%	99%	97%		98%	95%

Footnotes on next page

	At September 30,		At December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In thousands, except per share amounts and operating ratios)
Balance Sheet Data:
Total investments and cash(3)	$1,717,384	$1,684,730	$1,710,589	$1,579,131	$1,355,918	$1,231,860	$1,073,885
Total assets	2,403,701	2,219,872	2,345,658	2,126,959	1,915,188	1,676,711	1,460,777
Total policy liabilities	1,198,567	1,201,900	1,258,671	1,184,984	1,028,969	891,361	824,632
Total debt	15,470	15,470	15,470	18,951	7,922	23,511	66,782
Student loan credit facilities	145,750	150,000	150,000	150,000	150,000	100,000	—
Stockholders’ equity	834,730	676,128	714,145	587,568	585,050	534,572	447,105
Stockholders’ equity per share(4)	$18.15	$14.26	$15.18	$12.15	$11.76	$10.81	$9.74

(1)	Reflects the cumulative effect of a change in accounting, which decreased 2002 net income by $5,144 and basic and diluted earnings per common share by $0.11.

(2)	The health loss ratio represents benefits, claims and settlement expenses related to health insurance policies stated as a percentage of earned health premiums. The health expense ratio represents underwriting costs, policy acquisition costs and insurance expenses related to health insurance policies stated as a percentage of earned health premiums.

(3)	Does not include restricted cash.

(4)	Excludes the unrealized gains on securities available for sale, which gains are reported in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity.

Selected Historical Financial Data of Premium Acquisition, Inc., Mulberry Acquisition, Inc. and
DLJMB IV First Merger Co Acquisition Inc.
      Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. were formed in anticipation of the merger by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners, respectively. Since these entities have de minimis assets and no operations, we have not included historical financial data for these entities since this information would not be meaningful.

Selected Unaudited Pro Forma Consolidated Financial Data
      The following selected unaudited pro forma consolidated financial data is designed to show how the merger might have affected UICI’s historical financial statements if the merger had been completed at an earlier date. The following selected unaudited pro forma consolidated financial information was prepared based on the historical financial results reported by UICI in its filings with the SEC. The following should be read in connection with “Unaudited Pro Forma Consolidated Financial Information” beginning on page 90 and the UICI consolidated financial statements, which are incorporated by reference into this proxy statement/prospectus.
      The unaudited pro forma consolidated balance sheet at September 30, 2005 assumes the merger was completed on September 30, 2005. The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2005 and for the year ended December 31, 2004 assumes the merger was completed on January 1, 2004.
      The unaudited pro forma consolidated financial information is for informational purposes and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the merger been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

	UICI Pro Forma

	As of (or for the
	Nine Months	As of (or for the
	Ended)	Year Ended)
	September 30,	December 31,
	2005	2004

	(In thousands, except per share
	amounts)
Income Statement Data:
Total revenues	$1,599,529	$2,057,906
Income from continuing operations	145,441	118,120
Earnings Per Share Data:
Diluted earnings per share from continuing operations	$4.45	$3.44
Basic earnings per share from continuing operations	$4.60	$3.59
Diluted average shares outstanding	30,866	31,272
Basic average shares outstanding	29,893	29,893
Balance Sheet Data (at period end):
Total investments	$1,605,151	N/A
Total assets	2,314,398	N/A
Total policy liabilities	1,198,567	N/A
Total debt	515,470	N/A
Total stockholders’ equity	247,072	N/A

Comparative Unaudited Per Share Data of UICI
      The following table shows comparative unaudited per share data regarding book value, cash dividends and earnings from continuing operations per share of UICI on a historical and pro forma basis. The pro forma book value and cash dividends per share information was computed as if the merger had been completed on September 30, 2005. The pro forma earnings from continuing operations information was computed as if the merger had been completed on January 1, 2004. These amounts do not necessarily reflect future per share amounts of book value, cash dividends or earnings from continuing operations per share of UICI.
      The following comparative unaudited per share data is derived from the historical consolidated financial statements of UICI. The information below should be read in conjunction with the financial statements and accompanying notes of UICI, which are incorporated by reference into this proxy statement/ prospectus. We urge you also to read “Unaudited Pro Forma Consolidated Financial Information” beginning on page 90.

	Comparative Share Data

	As of (or for the
	Nine Months	As of (or for the
	Ended)	Year Ended)
	September 30, 2005	December 31, 2004

UICI — Historical:
Book value per share(1)	$18.15	$15.18
Cash dividends per share	$0.75	$0.25
Diluted earnings per share from continuing operations	$3.51	$3.07
Basic earnings per share from continuing operations	$3.59	$3.16
UICI — Pro Forma:
Book value per share(1)	$5.26	N/A
Cash dividends per share	$0.75	$0.25
Diluted earnings per share from continuing operations	$4.45	$3.44
Basic earnings per share from continuing operations	$4.60	$3.59

(1)	Excludes unrealized gains (losses) on securities available for sale, which gains are reported in accumulated other comprehensive income (loss) as a separate component of stockholders’ equity.

Comparative Unaudited Per Share Data of Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc.
      Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. were formed in anticipation of the merger by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners, respectively. Since these entities have de minimis assets and no operations, we have not included any comparative unaudited per share data for these entities since this information would not be meaningful.

RISK FACTORS
      In addition to the other information contained in, or incorporated by reference into, this proxy statement/ prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to adopt the merger agreement. For a description of other risks considered by UICI’s board of directors in determining to approve the merger, please refer to “The Merger — Recommendation of our Board of Directors; Reasons for the Merger” on page 40.
Risk Factors Relating to the Merger

The surviving corporation will be controlled by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners and their interests may conflict with the interests of other stockholders.
      Entities affiliated with The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners may own in excess of 90% of the common stock of the surviving corporation following the merger, will control the surviving corporation’s affairs and policies (with the ability to appoint a majority of the board of directors) and will have an interest in pursuing transactions or taking actions that, in their judgment, could enhance their investment in the surviving corporation or another entity in which they invest. These significant stockholders will also enter into a stockholders’ agreement before the completion of the merger, which is expected to include certain provisions that may have the effect of directly or indirectly restricting the surviving corporation from (i) acquiring control of certain types of businesses (for purposes of the Bank Holding Company Act of 1956) and (ii) engaging in new and materially different businesses that could cause any regulatory problems for these significant stockholders. In addition, these significant stockholders will have no obligation to present corporate opportunities to the surviving corporation or to refrain from competition with the surviving corporation. It is also anticipated that the surviving corporation will pay to entities affiliated with the significant stockholders one-time transaction fees not to exceed $27 million in the aggregate and management fees not to exceed in the aggregate for any one year, the greater of $15 million and 3% of the surviving corporation’s earnings before interest, taxes, depreciation and amortization.
      These transactions and restrictions may involve risks to the other holders of our common stock, including members of senior management and independent agents who continue to participate in agent stock accumulation plans or otherwise acquire common stock in the surviving corporation following completion of the merger.

The merger is subject to the receipt of consents and approvals from various governmental entities, which may impose conditions on or reduce the anticipated benefits of the merger.
      We must obtain approvals, clearances and consents in a timely manner from several federal and state agencies before the completion of the merger. If we do not receive these approvals, or do not receive them on terms that satisfy the conditions set forth in the merger agreement, then neither the Merger Cos nor UICI will be obligated to complete the merger. Some of the governmental agencies from which we will seek these approvals have broad discretion in administering the governing regulations. As a condition to the approval of the merger, agencies may impose requirements, limitations or costs that could negatively affect the way we conduct business following the merger. These requirements, limitations or costs could jeopardize or delay the completion of the merger.

The Company may not be able to retain its key employees and independent agents.
      Our success after the merger will depend in part upon our ability to retain key employees and independent agents. We may be unable to retain key employees and independent agents resulting in loss of important information, expertise and know-how. In addition, key employees and independent agents may depart because of a desire not to remain with us after completion of the merger, notwithstanding any agreements to remain with the Company as described elsewhere in this document. We cannot assure you that we will be able to retain key employees and independent agents to the same extent we have been able to do so in the past.

Risk Factors Relating to Ownership of Class A-1 Common Stock and Class A-2 Common Stock.

The class A-1 and class A-2 common stock of the surviving corporation will not be liquid securities.
      The class A-1 and class A-2 common stock of the surviving corporation will be subject to restrictions on transfer set forth, in the case of the class A-1 common stock, in a stockholders agreement, and, in the case of the class A-2 common stock, in the certificate of incorporation of UICI attached to this proxy statement/ prospectus as Annex B. These equity interests will be subject to restrictions on transfer and will not be liquid. There will be no established trading market for the common stock. The surviving corporation is permitted, but not obligated, to repurchase shares of class A-1 and class A-2 common stock in certain circumstances and may be unable or unwilling to do so at the time a holder requests any repurchase of his or her shares. As a result, a holder of our class A-1 or class A-2 common stock may be unable to sell his or her common stock at a time and price that he or she deems appropriate. Future prices of the common stock will depend on many factors, including the market for similar securities, general economic conditions and our financial condition and the performance and prospects of the surviving corporation. As a result, we cannot assure you that you will be able to resell any common stock or, if you are able to resell, the price at which you will be able to do so.

The preferred stock, if issued, may have dividend/liquidation preferences over class A-1 common stock and class A-2 common stock.
      In the event of a voluntary or involuntary liquidation, dissolution or winding up of the surviving corporation, holders of the preferred stock, if issued, may be entitled to receive in preference to any holder of surviving corporation common stock an amount equal to the liquidation preference per share plus all accumulated and unpaid dividends. Only after payment of creditors and any liquidation preference of preferred stock that may be issued may the remaining net assets of the surviving corporation be distributed pro rata to the holders of the common stock.
      Each share of preferred stock, if issued, may be entitled to dividends on the liquidation preference. So long as any preferred stock remains outstanding, unless the full dividends for the latest completed dividend period on all outstanding preferred stock have been declared and paid (or set aside), it is possible that no dividend may be paid or declared on the surviving corporation’s common stock. The class A-1 and class A-2 common stock would be deemed junior to the preferred stock, if issued.
      See “Description of Capital Stock of the Surviving Corporation” beginning on page 98.
Risk Factors Relating to the Business

UICI may lose business to competitors offering competitive products at lower prices.
      We compete, and will continue to compete, for customers and distributors with many insurance companies and other financial services companies. We compete not only for business and individual customers, employer and other group customers, but also for agents and distribution relationships. Our competitors may offer a broader array of products than we do, have a greater diversity of distribution resources, have better brand recognition, have more competitive pricing or, have higher financial strength or claims paying ratings. Competitors with sizable market share or provider-owned plans may be able to obtain favorable financial arrangements from health care providers that are not available to us.

Failure to accurately estimate medical claims and health care costs may have a significant impact on the Company’s business and results of operation.
      If we are unable to accurately estimate medical claims and control health care costs, our results of operations may be materially and adversely affected. We estimate the cost of future medical claims and other expenses using actuarial methods based upon historical data, medical inflation, product mix, seasonality, utilization of health care services and other relevant factors. We establish premiums based on these methods. The premiums we charge our customers generally are fixed for one-year periods, and costs we incur in excess of our medical claim projections generally are not recovered in the contract year through higher premiums.

Failure of our insurance subsidiaries to maintain their current insurance ratings could materially adversely affect UICI’s business and results of operations.
      Our principal insurance subsidiaries are currently rated by A.M. Best Company, Fitch and Standard & Poor’s. If our insurance subsidiaries are not able to maintain their current rating by A.M. Best Company, Fitch and/or Standard & Poor’s, our results of operations could be materially adversely affected. Decreases in operating performance and other financial measures may result in a downward adjustment of the rating of our insurance subsidiaries assigned by A.M. Best Company, Fitch or Standard & Poor’s. Also, other factors beyond our control such as general downward economic cycles and changes implemented by the rating agencies, including changes in the criteria for the underwriting or the capital adequacy model, may result in a decrease in the rating. A downward adjustment in rating by A.M. Best Company, Fitch and/or Standard & Poor’s of our insurance subsidiaries could have a material adverse effect on our business and results of operations.

Changes in our relationship with membership associations that make available to their members our health insurance products and/or changes in the laws and regulations governing so-called “association group” insurance could materially adversely affect UICI’s business and results of operations.
      As is the case with many of our competitors in the self-employed market, a substantial portion of our health insurance products is issued to members of various independent membership associations that act as the master policyholder for such products. The two principal membership associations in the self-employed market that make available to their members our health insurance products are the National Association for the Self-Employed and the Alliance for Affordable Services. The associations provide their members access to a number of benefits and products, including health insurance underwritten by us. Subject to applicable state law, individuals generally may not obtain insurance under an association’s master policy unless they are also members of the association. The agreements with these associations requiring the associations to continue as the master policyholder for our policies and to make our products available to their respective members are terminable by us or the association upon not less than one year’s advance notice to the other party.
      Our UGA agents and Cornerstone America agents also act as field service representatives (FSRs) for the associations, in which capacity the FSRs enroll new association members and provide membership retention services. For such services, we and the FSRs receive compensation. Specialized Association Services, Inc. (a company controlled by the adult children of the late Ronald L. Jensen (UICI’s former Chairman)) provides administrative and benefit procurement services to the associations. One of our subsidiaries (UICI Marketing, Inc., a wholly-owned subsidiary and our direct marketing group) generates new membership sales prospect leads for both UGA and Cornerstone for use by the FSRs (agents). UICI Marketing also provides video and print services to the associations and to Specialized Association Services, Inc. In addition to health insurance premiums derived from the sale of health insurance, we receive fee income from the associations, including fees associated with enrollment and member retention services, fees for association membership marketing and administrative services and fees for certain association member benefits.
      While we believe that we are providing association group coverage in full compliance with applicable law, changes in our relationship with the membership associations and/or changes in the laws and regulations governing so-called “association group” insurance, particularly changes that would subject the issuance of policies to prior premium rate approval and/or require the issuance of policies on a “guaranteed issue” basis, could have a material adverse impact on our financial condition, results of operations and/or business.

Our domestic insurance subsidiaries are currently the subject of a multi-state market conduct examination, and an adverse finding or outcome from that examination could adversely affect our results of operations and financial condition.
      In March 2005, UICI received notification that the Market Analysis Working Group of the National Association of Insurance Commissioners had chosen the states of Washington and Alaska to lead a multi-state market conduct examination of UICI’s principal insurance subsidiaries, The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee and The Chesapeake Life

Insurance Company. That examination commenced in May 2005 and is ongoing. While we do not currently believe that the multi-state market conduct examination will have a material adverse effect upon our consolidated financial position or results of operations, state insurance regulatory agencies have authority to levy monetary fines and penalties resulting from findings made during the course of such examinations.

Negative publicity regarding our business practices and about the health insurance industry in general may harm our business and adversely affect our results of operations and financial condition.
      The health and life insurance industry and related products and services we provide have attracted and may continue to attract negative publicity from consumer advocate groups and the media. Negative publicity may result in increased regulation and legislative scrutiny of industry practices as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

UICI’s failure to secure and enhance cost-effective health care provider network contracts may result in a loss of insureds and/or higher medical costs and adversely affect UICI’s results of operations.
      Our results of operations and competitive position could be adversely affected by our inability to enter into or maintain satisfactory relationships with networks of hospitals, physicians, dentists, pharmacies and other health care providers. The failure to secure cost-effective health care provider network contracts may result in a loss of insureds or higher medical costs. In addition, the inability to contract with provider networks, the inability to terminate contracts with existing provider networks and enter into arrangements with new provider networks to serve the same market, and/or the inability of providers to provide adequate care, could adversely affect our results of operations.

UICI’s inability to obtain funds from its insurance subsidiaries may cause it to experience reduced cash flow, which could affect the Company’s ability to pay its obligations to creditors as they become due.
      We are a holding company, the principal assets of which are our investments in our separate operating subsidiaries, including our regulated insurance subsidiaries. Our ability to fund our cash requirements is largely dependent upon our ability to access cash from our subsidiaries. Our insurance subsidiaries are subject to regulations that limit their ability to transfer funds to us. If we are unable to obtain funds from our insurance subsidiaries, we will experience reduced cash flow, which could affect our ability to pay our obligations to creditors as they become due.

A failure of our information systems to provide timely and accurate information could adversely affect our business and results of operations.
      Information processing is critical to our business, and a failure of our information systems to provide timely and accurate information could adversely affect our business and results of operations. The failure to maintain an effective and efficient information system or disruptions in our information system could cause disruptions in our business operations, including (a) failure to comply with prompt pay laws; (b) loss of existing insureds; (c) difficulty in attracting new insureds; (d) disputes with insureds, providers and agents; (e) regulatory problems; (f) increases in administrative expenses; and (g) other adverse consequences.

Changes in government regulation could increase the costs of compliance or cause us to discontinue marketing our products in certain states.
      We conduct business in a heavily regulated industry, and changes in government regulation could increase the costs of compliance or cause us to discontinue marketing our products in certain states. Some of the new federal and state regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, relating to health care reform require us to implement changes in our programs and systems in order to maintain compliance. We have incurred significant expenditures as a result of HIPAA regulations and expect to continue to incur expenditures as various regulations become effective.

The surviving corporation’s indebtedness following the completion of the merger will be higher than UICI’s existing indebtedness.
      In order to complete the merger, UICI anticipates arranging for and funding approximately $500 million of new debt financing. Proceeds from the financing will be used to fund a portion of the cash consideration to be paid to UICI stockholders. As a result of this increase in debt, demands on UICI’s cash resources will increase after the completion of the merger. The increased levels of debt could, among other things:

•	require UICI to dedicate a substantial portion of its cash flow from operations to payments on its debt, thereby reducing funds available for working capital, capital expenditures, dividends, acquisitions and other purposes;

•	increase UICI’s vulnerability to, and limit flexibility in planning for, adverse economic and industry conditions;

•	adversely affect UICI’s credit rating;

•	limit UICI’s ability to obtain additional financing to fund future working capital, capital expenditures, additional acquisitions and other general corporate requirements;

•	create competitive disadvantages compared to other companies with less indebtedness; and

•	limit UICI’s ability to apply proceeds from an offering or asset sale to purposes other than the repayment of debt.

We may not have enough statutory capital and surplus to continue to write business.
      Our continued ability to write business is dependent on maintaining adequate levels of statutory capital and surplus to support the policies we write. Our new business writing typically results in net losses on a statutory basis during the early years of a policy. The resulting reduction in statutory surplus, or surplus strain, limits our ability to seek new business due to statutory restrictions on premium to surplus ratios and statutory surplus requirements. If we cannot generate sufficient statutory surplus to maintain minimum statutory requirements through increased statutory profitability, reinsurance or other capital generating alternatives, we will be limited in our ability to realize additional premium revenue from new business writing, which could have a material adverse effect on our financial condition and results of operations or, in the event that our statutory surplus is not sufficient to meet minimum premium to surplus and risk-based capital ratios in any state, we could be prohibited from writing new policies in such state.

Our reserves for current and future claims may be inadequate and any increase to such reserves could have a material adverse effect on our financial condition and results of operations.
      We calculate and maintain reserves for current and future claims using assumptions about numerous variables, including our estimate of the probability of a policyholder making a claim, the severity and duration of such claim, the mortality rate of our policyholders, the persistency or renewal of our policies in force and the amount of interest we expect to earn from the investment of premiums. The adequacy of our reserves depends on the accuracy of our assumptions. We cannot assure you that our actual experience will not differ from the assumptions used in the establishment of reserves. Any variance from these assumptions could have a material adverse effect on our financial condition and results of operations.

Litigation may result in financial losses or harm our reputation and may divert management resources.
      Current and future litigation may result in financial losses, harm our reputation and require the dedication of significant management resources. We are regularly involved in litigation. The litigation naming us as a defendant ordinarily involves our activities as an insurer. In recent years, many insurance companies, including us, have been named as defendants in class actions relating to market conduct or sales practices. As described in “The Merger — Litigation Concerning the Merger” beginning on page 67, litigation has also been initiated arising out of the merger.

      For our general claim litigation, we maintain reserves based on experience to satisfy judgments and settlements in the normal course. Management expects that the ultimate liability, if any, with respect to general claim litigation, after consideration of the reserves maintained, will not be material to the consolidated financial condition of the Company. Nevertheless, given the inherent unpredictability of litigation, it is possible that an adverse outcome in certain claim litigation involving punitive damages could, from time to time, have a material adverse effect on our consolidated results of operations in a period, depending on the results of our operations for the particular period.

If we fail to comply with extensive state and federal regulations, we will be subject to penalties, which may include fines and suspension and which may adversely affect our results of operations and financial condition.
      We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. This regulation, generally administered by a department of insurance in each state in which we do business, relates to, among other things:

•	approval of policy forms and premium rates;

•	standards of solvency, including risk-based capital measurements, which are a measure developed by the National Association of Insurance Commissioners and used by state insurance regulators to identify insurance companies that potentially are inadequately capitalized;

•	licensing of insurers and their agents;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on transactions between insurance companies and their affiliates;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for losses and other purposes.
      State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Our business depends on compliance with applicable laws and regulations and our ability to maintain valid licenses and approvals for our operations. Regulatory authorities have broad discretion to grant, renew, or revoke licenses and approvals. Regulatory authorities may deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations, or those that we believe to be generally followed by the industry, which may be different from the requirements or interpretations of regulatory authorities. If we do not have the requisite licenses and approvals and do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. That type of action could have a material adverse effect on our business. Our failure to comply with new or existing government regulation could subject us to significant fines and penalties. Our efforts to measure, monitor and adjust our business practices to comply with current laws are ongoing. Failure to comply with enacted regulations could result in significant fines, penalties, or the loss of one or more of our licenses. As governmental regulation changes, the costs of compliance may cause us to change our operations significantly, or adversely impact the health care provider networks with which we do business, which may adversely affect our business and results of operations. Also, changes in the level of regulation of the insurance industry (whether federal, state or foreign), or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse effect on our business.

Applicable insurance laws may make it difficult to effect a change of control of UICI.
      Under the insurance laws of most states, before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the domestic insurer is domiciled. Generally, state statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Before granting approval of an application to acquire control of a domestic insurer, a state insurance commissioner will typically consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the applicant’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the completion of the acquisition of control. This requirement may make it difficult to effect a change of control of the surviving corporation in the future.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      We make forward-looking statements in this proxy statement/prospectus and in the documents that are incorporated by reference into this proxy statement/prospectus. These forward looking statements relate to management’s expectations at the time such statements are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated in the statements. When used in written documents or oral presentations, the terms “anticipate,” “believe,” “estimate,” “expect,” “may,” “plan,” “potential,” “project,” “will” and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that could impact our business and financial prospects include, but are not limited to, those discussed below and those discussed from time to time in our filings with the SEC incorporated in this document by reference or in other publicly disseminated written documents:

•	Medical Claims and Health Care Costs

•	Government Regulation

•	Regulatory Compliance

•	Association Group Health Insurance and Certain Relationships

•	Litigation

•	Competition

•	Information Systems

•	Pending Multi-State Market Conduct Examination

•	Negative Publicity

•	Provider Network Relationships

•	Insurance Company Ratings

•	Holding Company Structure

•	Capital and Surplus Requirements
      You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or in the case of a document incorporated by reference into this proxy statement/prospectus, as of the date of that document. Except as required by law, we do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances.
      Additional factors that could cause actual results to differ materially from these expressed in the forward-looking statements are discussed in reports filed by us with the SEC. See “Where You Can Find More Information” beginning on page 109 for a list of documents incorporated by reference into this proxy statement/prospectus.

THE UICI SPECIAL MEETING
Time, Place and Purpose of the Special Meeting
      This document is being delivered to our stockholders in connection with the solicitation of proxies by our board of directors to be voted at our special meeting, which is to be held at Courtyard by Marriott, DFW Airport West - Bedford, 2201 Airport Freeway, Bedford, Texas 76021 on Wednesday, March 29, 2006 at 10:00 am, Central Time or at any postponement or adjournment thereof. The purpose of the special meeting is for our stockholders to consider and vote upon the adoption of the merger agreement and to approve any motion to adjourn the special meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. Our stockholders must adopt the merger agreement for the merger to occur. If our stockholders fail to adopt the merger agreement, the merger will not occur. A copy of the merger agreement is attached to this proxy statement/ prospectus as Annex A. On or about February 28, 2006, we will commence mailing this document and the enclosed form of proxy to our stockholders entitled to vote at the special meeting.
Matters to be Considered
      At the special meeting, you will be asked to consider and vote upon a proposal to adopt the merger agreement. If the merger is completed:

•	UICI’s public stockholders will receive $37.00 in cash per share of UICI common stock and will cease to hold any equity interest in UICI, except for public stockholders who properly exercise and do not withdraw their statutory appraisal rights;

•	shares of UICI common stock currently held by certain senior managers of UICI (which comprised less than 1% of UICI’s outstanding common stock as of the record date of the special meeting) will remain outstanding and unchanged, other than to be renamed class A-1 common stock; and

•	shares of UICI common stock beneficially owned through UICI’s agent stock accumulation plans by UICI’s independent insurance agents associated with the UGA-Association Field Services or Cornerstone America marketing divisions (which shares comprised approximately 6.9% of UICI’s outstanding common stock as of the record date of the special meeting) will be exchanged on a one-for-one basis for shares of a new class of UICI common stock to be known as the class A-2 common stock. The terms of the class A-2 common stock are more fully described elsewhere in this proxy statement/ prospectus. Shares withdrawn from the agent stock accumulation plans prior to the closing of the merger will be treated the same as shares owned by UICI’s public stockholders.

      If the merger agreement is adopted by the stockholders and the merger is consummated, the certificate of incorporation of the surviving corporation is expected to be substantially in the form of the certificate of incorporation attached as Annex B to this document, and the bylaws of the surviving corporation are expected to be substantially in the form attached as Exhibit 3.4 to the registration statement of which this proxy statement/prospectus is a part.
      You may also be asked to consider and vote on a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal. The persons named in the accompanying proxy will also have discretionary authority to vote on other business, if any, that properly comes before the special meeting and any adjournments or postponements of the special meeting, including any adjournments or postponements for the purpose of soliciting additional proxies to adopt the merger agreement. Neither the board nor management intends to bring before the special meeting any matters other than those referred to in the notice of special meeting and this document.
Record Date; Quorum
      The holders of record of UICI’s common stock as of the close of business on February 13, 2006, the record date for the special meeting, are entitled to receive notice of, and to vote at, the special meeting. As of the record date, there were 46,626,369 shares of common stock outstanding.

      A complete list of stockholders entitled to vote at the special meeting will be available for examination by any of our stockholders at our headquarters, 9151 Grapevine Highway, North Richland Hills, Texas 76180, for purposes pertaining to the special meeting, during normal business hours for a period of ten days before the special meeting, and at the time and place of the special meeting.
      In order to carry on the business of the special meeting, we must have a quorum. A quorum requires the presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the meeting. Any shares of common stock held in treasury by UICI or by any of our subsidiaries are not considered to be outstanding for purposes of determining a quorum. Once a share is represented at a special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any postponement or adjournment thereof. However, if a new record date is set for the adjourned special meeting, then a new quorum will have to be established.
Required Vote
      Each outstanding share of common stock on the record date entitles the holder to one vote at the special meeting. The affirmative vote of a majority of the total voting power of the outstanding shares of the Company’s capital stock entitled to vote at the special meeting or any adjournment or postponement thereof, voting together as a single class, is required to adopt the merger agreement and is required to approve any motion to adjourn the special meeting to another time or place, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement.
      If your shares are held in “street name” by a broker or other nominee, you should instruct your broker how to vote your shares using the instructions provided by your broker or nominee. Under the rules of the NYSE, brokers who hold shares in “street name” for customers may not exercise their voting discretion with respect to the approval of non-routine matters such as the merger proposal and thus, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote such shares with respect to the approval of such proposals. Abstentions and broker non-votes, if any, will be treated as shares that are present and entitled to vote at the special meeting for purposes of determining whether a quorum is present. Failures to vote, abstentions and broker non-votes, if any, will have the same effect as votes “AGAINST” adoption of the merger agreement.
      If you are a participant in the UICI Employee Stock Ownership and Savings Plan and hold shares pursuant to the Plan, see “— Voting by Employees Participating in the Employee Stock Ownership and Savings Plan” beginning on page 29.
Voting by Directors and Executive Officers
      As of February 13, 2006, the record date, our directors and executive officers owned and were entitled to vote 433,741 shares of common stock. Each of our directors and executive officers has advised us that he intends to vote his shares in favor of the merger proposal.
Voting of Proxies
      Giving a proxy means that you authorize the persons named in the enclosed proxy card to vote your shares at the special meeting in the manner you direct. You may vote by proxy or in person at the meeting. To vote by proxy, you may use one of the following methods if you are a registered holder (that is if you hold your stock in your own name):

•	Telephone voting, by dialing the toll-free number and following the instructions on the proxy card;

•	Via the Internet, by going to the web address www.proxyvote.com and following the instructions on the proxy card; or

•	Mail, by completing and returning the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

      We request that you complete and sign the accompanying proxy and return it to us as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of common stock represented by it will be voted at the special meeting in accordance with the instructions contained on the proxy card.
      If any proxy is returned without indication as to how to vote, the common stock represented by the proxy will be considered a vote in favor of all matters for consideration at the special meeting. Unless you check the box on your proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the special meeting.
      Your vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the special meeting.
Revocability of Proxies
      A proxy may be revoked at any time before its exercise by taking any of the following actions: (i) by notifying us in writing at 9151 Grapevine Highway, North Richland Hills, Texas 76180, Attention: Corporate Secretary; (ii) by completing a later-dated proxy and returning it to us; (iii) by logging onto the Internet address or calling the telephone number, in each case, set forth on your proxy card, if you are eligible to do so and following the instructions on your proxy or vote instruction card; or (iv) by appearing at the special meeting in person and revoking the proxy orally by notifying the Secretary before the vote takes place.
      If you have instructed your broker to vote your shares, the above-described options for revoking your proxy do not apply and instead you must follow the directions provided by your broker to change these instructions.
Solicitation of Proxies
      This solicitation is made on behalf of our board of directors. We will pay the cost of this solicitation. Proxies for the merger may be solicited by our officers and employees by mail, telephone, fax, personal interviews or other methods of communication. These persons will not receive additional or special compensation for such solicitation services. We will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock.
      We have engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the merger from brokers, banks, other nominees, institutional holders and individual investors for a fee not to exceed $15,000 plus reimbursement of expenses.
Voting by Employees Participating in Employee Stock Ownership and Savings Plan
      If you are a participant in the UICI Employee Stock Ownership and Savings Plan (which we refer to as the Plan) and hold shares pursuant to the Plan, you should be aware that your vote directs Comerica Bank (the Plan trustee) to vote the shares allocated to your accounts according to your instructions. In addition, the Plan requires the Plan trustee to vote the shares held by the Plan for which instructions are not received (or not timely received) in proportion to the instructions the Plan trustee timely received from participants. All shares held by the Plan are voted. Your vote not only instructs the Plan trustee how to vote your allocated shares, but also will be used to determine an affirmative/negative ratio that the Plan trustee will use to vote the shares for which voting instructions have not been received and to vote the shares held by the Plan that have not been allocated to participants’ accounts. Similarly, if you do not vote, your shares in the Plan, as well as the shares of other nonvoting participants in the Plan, and the shares held by the Plan that have not been allocated to participants’ accounts, will be voted by the Plan trustee in proportion to the affirmative/negative ratio of votes timely received from other participants in the Plan.
      To be considered timely received, your vote of your shares held by the Plan must be received by the close of business on March 24, 2006, the third business day before the special meeting.

PARTIES TO THE MERGER
UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180
(817) 255-5200
      We offer insurance (primarily health and life) to niche consumer and institutional markets. Through our subsidiaries, The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee and The Chesapeake Life Insurance Company, we issue primarily health and life insurance policies, covering individuals and families, the self-employed, association group, voluntary employer group and student markets. During 2004, 2003 and 2002, we generated health insurance premiums in the amounts of approximately $1.813 billion, $1.547 billion and $1.161 billion, respectively, representing 88%, 85% and 84%, respectively, of our total revenues in such periods.
PREMIUM ACQUISITION, INC.
PREMIUM FINANCE LLC
c/o The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000
      Premium Acquisition, Inc. is a Delaware corporation formed in anticipation of the merger by affiliates of The Blackstone Group. Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Premium Acquisition, Inc. will merge with and into UICI. Premium Acquisition, Inc. has de minimis assets and no operations. Premium Finance LLC is a Delaware limited liability company formed in anticipation of the merger by affiliates of The Blackstone Group. The Blackstone Group, a private investment and advisory firm with offices in New York, Atlanta, Boston, Los Angeles, London, Hamburg, Paris and Mumbai, was founded in 1985. The firm has raised a total of approximately $50 billion for alternative asset investing since its formation. Over $26 billion of that has been for private equity investing, including Blackstone Capital Partners V, the largest institutional private equity fund ever raised at $13 billion. In addition to private equity investing, The Blackstone Group’s core businesses are private real estate investing, corporate debt investing, marketable alternative asset management, corporate advisory, and restructuring and reorganization advisory.
MULBERRY ACQUISITION, INC.
MULBERRY FINANCE CO., INC.
c/o Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(212) 902-1000
      Each of Mulberry Acquisition, Inc. and Mulberry Finance Co., Inc. is a Delaware corporation formed in anticipation of the merger by affiliates of Goldman Sachs. Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Mulberry Acquisition, Inc. will merge with and into UICI. Mulberry Acquisition, Inc. has de minimis assets and no operations. Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs also ranks as one of the largest private equity investors in the world. Established in 1991, the GS Capital Partners Funds are part of the firm’s principal investment area in the merchant banking division. Goldman Sachs’ principal investment area has formed 11 investment vehicles aggregating approximately $24 billion of equity capital to date. With $8.5 billion in committed capital, GS Capital Partners V is the current primary investment vehicle for Goldman Sachs to make privately negotiated equity investments.

DLJMB IV FIRST MERGER CO ACQUISITION INC.
DLJMB IV FIRST MERGER LLC
c/o DLJ Merchant Banking Partners
Eleven Madison Avenue
New York, New York 10010
(212) 325-4507
      DLJMB IV First Merger Co Acquisition Inc. is a Delaware corporation formed in anticipation of the merger by affiliates of DLJ Merchant Banking Partners. Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, DLJMB IV First Merger Co Acquisition Inc. will merge with and into UICI. DLJMB IV First Merger Co Acquisition Inc. has de minimis assets and no operations. DLJMB IV First Merger LLC is a Delaware limited liability company formed in anticipation of the merger by affiliates of DLJ Merchant Banking Partners. DLJ Merchant Banking Partners is a leading private equity investor that has a 20 year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJMB, with offices in New York, London, Los Angeles and Buenos Aires, is part of Credit Suisse’s asset management business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF
PREMIUM ACQUISITION, INC., MULBERRY ACQUISITION, INC. AND
DLJMB IV FIRST MERGER CO ACQUISITION INC.
      Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. were formed in anticipation of the merger by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners, respectively. Since these entities have de minimis assets and no operations, we have not included any historical financial information, since this information would not be meaningful.

THE MERGER
      The following is a discussion of the merger and the material terms of the merger agreement. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A to this document and incorporated by reference herein. You are also urged to read the opinions of our financial advisors, which are attached as Annexes C and D to this document and are incorporated by reference herein.
Background of the Merger
      In the spring of 2004, the UICI board of directors began to explore possible means to increase shareholder value, in light of trading prices for UICI common stock (both generally and relative to other insurance companies), competitive considerations in the life and health insurance and managed care businesses generally (including ongoing consolidation in the industry) and the concentration of share ownership in the family of the late Ronald L. Jensen (the Company’s founder and chairman of the board). At that time, Mr. Jensen informed the board that the Jensen family would be willing to consider a substantial reduction in its equity ownership in the Company to diversify the family’s overall investment portfolio and to alleviate the perceived overhang effect on UICI’s stock price. However, Mr. Jensen stated that the family was under no timing or other pressure to do so and would not be interested in reducing its ownership position at then-prevailing market prices.
      In connection with its consideration of these matters, in the spring of 2004 UICI’s board of directors received presentations from representatives of management and outside financial advisors, including New Vernon Capital (a financial advisory firm whose principals had performed financial advisory services for UICI in the past), regarding stock market conditions (generally and in the life and health insurance and managed care businesses), as well as possible options to increase shareholder value. In April 2004, the board established the Company’s current dividend policy, approved the payment of the Company’s first semi-annual dividend and authorized the repurchase of up to an additional 1.0 million shares of common stock under its previously approved stock repurchase program. The board also directed management to consider capital markets or other transactions to enhance shareholder value.
      In July 2004, New Vernon Capital arranged a meeting with Morgan Stanley (an internationally recognized investment banking firm) and representatives of UICI senior management to discuss these matters. New Vernon Capital introduced Morgan Stanley to the Company because Morgan Stanley had been identified as having particular experience in the health insurance/managed care industries. At that meeting, the financial advisors reviewed conditions in the capital markets generally, and for health insurance/managed care companies, as well as possible alternatives to enhance shareholder value, such as a public or private sale of a substantial portion of the Jensen family stock, either by the Jensen family itself or in a merger or other strategic transaction involving the Company. In August 2004, UICI retained Morgan Stanley and New Vernon Capital to assist in the exploration of possible strategic alternatives. In September 2004, UICI retained Jones Day (an internationally recognized law firm) as the Company’s legal advisor in connection with the strategic assessment process.
      On September 2, 2004, UICI’s board of directors met to review the Company’s strategic position generally. Representatives of Morgan Stanley and New Vernon Capital participated in the meeting. At the meeting, the board reviewed the Company’s strategic and competitive position, changes affecting the regulatory environment in which the Company operated and the Company’s prospects for enhancing shareholder value through continued operational improvement. Among other things, the board considered the competitive challenges facing the Company, including the resources available to the Company’s principal competitors, the Company’s lack of sufficient scale relative to its competitors, the ongoing consolidation in the Company’s industry, the increasingly regulated nature of the insurance industry, the pressure that increasing costs of compliance with state and federal regulation were expected to have on the Company’s financial and competitive position and the potential for substantial changes in healthcare regulation. Representatives of the financial advisors then discussed with the board market and other conditions affecting the Company, including, among other things, the level of consolidation and merger activity in the insurance and managed care businesses, the recent increases in trading prices for the Company’s stock and the Jensen family’s desire to consider monetization of its investment. Taking into account conditions impacting the Company, representatives of the financial advisors then discussed with the board potential opportunities and factors to be considered in exploring a possible strategic transaction involving the Company. Following such discussion, representatives of the financial advisors then proposed that the Company consider contacting a small number of potential strategic partners to ascertain, on a preliminary basis, whether those potential strategic partners would have an interest in pursuing a strategic transaction with UICI.
      At the September 2, 2004 board meeting, management emphasized the need to pursue any strategic assessment process on a disciplined and focussed basis in an effort to guard against premature disclosure of the process. Management and the board recognized that a leak could have a disruptive effect on the Company’s independent agent sales force, and thereby negatively affect the Company’s prospects. No decision was made to pursue any particular course of action, but the consensus of the board was that management and the financial advisors should contact four potential strategic parties to ascertain, on a preliminary basis, their interest in discussing a strategic transaction. Each of the four potential strategic partners was known or perceived by the board and its financial advisors to be pursuing an external growth strategy and might reasonably be expected to have an interest in, and the financial resources to complete, a strategic transaction. In conducting the exploration of any strategic alternative, the board further directed management, Morgan Stanley and New Vernon Capital to seek to minimize, to the extent practicable, the risk of premature disclosure of a possible transaction.
      At the request of UICI, in early September 2004, representatives of Morgan Stanley contacted the four potential strategic partners to explore their interest in a potential transaction with UICI. Following the execution of confidentiality agreements, each of the four parties was provided with due diligence information about UICI, and representatives of three of the parties met with UICI management. Representatives of Morgan Stanley and/or New Vernon Capital participated in all of these sessions. Acting on behalf of the Company, Morgan Stanley requested that each of the potential strategic bidders submit a preliminary indication of interest by the end of October 2004. In connection with this process, one of the potential strategic bidders requested assistance in assessing the availability of financing for a strategic transaction involving the Company. Following discussion with the Company’s legal and financial advisors, management authorized Morgan Stanley to offer to make itself available as a potential financing source to all of the potential bidders in order to, among other things, reduce the risk of premature public disclosure of the sale process that might result if third parties were contacted concerning financing.
      While each of the strategic parties contacted in this phase of the process had initially orally expressed preliminary interest in pursuing a possible transaction, none of the parties submitted an indication of interest by the requested deadline (or thereafter). At a UICI board meeting held on October 27, 2004, management and representatives of both Morgan Stanley and New Vernon Capital reviewed the process that had been undertaken to date. At that meeting, management was instructed to continue to work with the Company’s financial advisors to focus on other possible methods to enhance shareholder value.
      Over the next several months, management continued to explore UICI’s potential strategic alternatives. Among the possible transactions considered were capital markets transactions, including the possibility of issuing debt and utilizing all or a portion of the proceeds in a self-tender for a portion of the Company’s outstanding common stock. In anticipation of a possible capital markets transaction, in November 2004 the Company applied for, and in February 2005 the Company received, an investment grade credit rating from Standard & Poor’s Rating Services. The Company also explored various alternatives by which the Jensen family ownership block could be transferred or broken up, including sales to one or more financial buyers, secondary offerings and repurchase by the Company. In the course of this process Mr. Jensen consistently expressed a reluctance to have his family’s shares treated in a manner that might be viewed as more favorable than the treatment afforded to all other holders of the Company’s common stock.
      In March 2005, Morgan Stanley and New Vernon Capital discussed with senior management whether the Company should consider exploring a possible merger or sale transaction with one or more private equity firms, in light of the favorable conditions in the debt markets, the relatively high levels of liquidity of private equity firms and the perceived willingness of major private equity firms to consider investing in service-related businesses. At the request of UICI management, in April 2005 representatives of Morgan Stanley contacted three private equity firms that management believed, based in part on advice received from Morgan Stanley and New Vernon Capital, might be interested in exploring a sale or investment transaction and had the expertise and financial wherewithal to do so. In addition, at the direction of management, Morgan Stanley again contacted the four potential strategic partners with which UICI had had preliminary discussions in September and October 2004 to determine whether they had an interest at this time in pursuing a possible transaction involving the Company.
      Following execution of confidentiality agreements, the Company provided all parties, strategic and financial, extensive due diligence information and the opportunity to meet with management. Management met with representatives of each party interested in pursuing a possible transaction, and representatives of Morgan Stanley and/or New Vernon Capital participated in all of these sessions. The potential parties were requested to submit preliminary indications of interest by May 16, 2005. One of the strategic parties indicated that it might have an interest in pursuing a possible transaction involving the whole company, but it was not able to propose specific terms at that time. (That party did not propose any terms thereafter.) The other strategic parties declined to participate further in the process. Of the three private equity firms contacted, one indicated that it was not interested in pursuing a possible transaction, one preliminarily indicated an interest in acquiring UICI at a price range per share of $31.00-$34.00 and one preliminarily indicated an interest in acquiring UICI at a price range per share of $32.00-$35.00.
      UICI’s board of directors reviewed the matter on May 18, 2005, at a meeting in which representatives of Morgan Stanley, New Vernon Capital and Jones Day participated. At this meeting, Mr. Jensen reiterated that, while the Jensen family remained willing to consider a sale of a substantial portion of its shares in the context of a strategic transaction for the Company, the family was under no timing or other pressure to monetize its investment in the Company. Mr. Jensen also indicated that he would not expect to have a continuing role with the resulting Company unless required by a third party to obtain an attractive transaction for all Company stockholders. Accordingly, the board proceeded on the assumption that, if any transaction were to be pursued, public stockholders would not be treated less favorably than the Jensen family stockholders.
      A representative of Jones Day then reviewed the directors’ fiduciary duties applicable in these circumstances and the process typically involved in considering a possible strategic transaction. Because the Jensen family was under no particular pressure to monetize its investment in UICI and intended to be treated in the same manner as other stockholders, following extensive discussion, the board determined that Mr. Jensen did not have an interest in a possible transaction that was different from or in conflict with the interests of UICI’s public stockholders. The board also determined that, if the process were to be continued, no substantive discussions of the involvement or employment of management in the resulting Company or the terms thereof would occur between potential bidders and senior managers until such time, if ever, that a particular bidder had been selected and material deal terms had been settled.
      Management then led a discussion of UICI’s five-year financial forecast. Management expected that 2005 net income would be substantially higher than its net income in prior years due to various factors, including primarily a lower medical claims loss ratio associated with its self-employed agency (SEA) business, but management forecasted only modest net income growth thereafter until 2008. The directors and management then discussed the opportunities and risks associated with the forecast, including the competitive challenges facing the Company, the continued increase in insurance regulation and the costs associated with compliance with state and federal insurance laws and regulation. The board also discussed the risks associated with the pending multi-state market examination which are described under “Risk Factors — Risk Factors Relating to the Business — Our domestic insurance subsidiaries are currently the subject of the multi-state market conduct examination, and an adverse finding or outcome from that examination could adversely affect our results of operations and financial condition” beginning on page 21. The board concluded that the risks associated with competitive pressures and regulatory considerations more likely than not outweighed the possibility that the Company would in fact achieve results that exceeded management’s forecast. The board also recognized that the Company’s ability to actually realize management’s forecasted results could be adversely affected by many factors, including competitive pressures and regulatory considerations.
      Mr. Jensen then led a discussion concerning the Company’s independent agents sales force and the potential effects of a strategic transaction on the sales force. Mr. Jensen believed that the independent agents were a critical component of the Company’s success. Mr. Jensen expressed his view that, in order to maximize the value of the Company in any transaction, the Company or any possible strategic partner would need to maintain in place, or substantially replicate, the Company’s agent stock accumulation plans. Under these plans, agents are afforded the opportunity to purchase Company common stock with after-tax commission dollars and the Company in turn matches such contributions with share-equivalent credits that vest over time. The vested shares subject to this arrangement represented approximately 6.9% of the Company’s total outstanding shares. This ownership stake was substantially more significant than management’s stock ownership (which represented less than 1% of the outstanding shares). Accordingly in any transaction the Company might consider, UICI’s legal and financial advisors were instructed to assist the Company in developing a mechanism for the continuation of this arrangement without adverse tax or other effects on the independent agents. In addition, it was also the consensus of the board that extreme caution should continue to be taken to avoid premature public disclosure of any possible transaction the Company might consider, because of the potentially disruptive effect on the independent agents sales force and resulting adverse effect that would have on the Company.
      A representative of Jones Day then explained that, in the first round of the process, potential bidders had been asked to submit initial indications of interest based on an assumed financing package no less favorable than a so-called “staple” financing package structured by an affiliate of Morgan Stanley. In light of the uncertainty that any acceptable transaction would result from the bid process, the purpose of providing potential bidders with the “staple” financing package was, among other things, to reduce the possibility of leaks, which sometimes occur when potential outside financing sources become involved, and to enhance the comparability of the initial indications of interest. The board was advised that, in any subsequent round of bidding, potential bidders would be permitted to utilize whatever financing the bidders desired. A representative of Morgan Stanley then reviewed the terms of the staple financing package, including the possibility that fees would be payable to the financing sources (including an affiliate of Morgan Stanley).
      At the May 18, 2005 board meeting, representatives of Morgan Stanley and New Vernon Capital then reviewed the process undertaken to date, including the indications of interest received and various financial aspects of the indications of interest, including preliminary valuation information, trading prices for UICI stock and the distribution and composition of the Company’s stockholders. At the conclusion of this portion of the meeting, representatives of Morgan Stanley and New Vernon Capital advised the board that the indications of interest received thus far did not represent what they believed could be the best value reasonably obtainable, based in part on their preliminary valuation analysis and the preliminary stage of price negotiations. Representatives of the Company’s financial advisors then suggested that, if the board determined to continue the strategic assessment process, the Company consider approaching a small number of additional private equity firms that might reasonably be expected to have potential interest in, and the financial wherewithal to effect, a transaction.
      Representatives of management (including the executive officers who were also directors) and the financial advisors were then excused from the May 18th board meeting. The independent directors then discussed among themselves the Company’s prospects as an independent Company, including the risks involved in achieving management’s forecasts in light of the Company’s competitive position and the risks associated with the regulatory issues it confronted. Following discussion and debate, it was the consensus of the independent directors that:

•	none of the preliminary indications of interest was adequate; and

•	the strategic assessment process should continue, but should be expanded to include a limited number of additional private equity firms.

      Thereafter, confidentiality agreements were executed by, and due diligence information was provided to, three additional private equity firms (including The Blackstone Group), each of which was invited to submit a preliminary indication of interest. In addition, the two private equity firms that had submitted first-round indications of interest were invited into a second, more extensive round of due diligence (which included additional meetings with senior management, access to a data room and due diligence sessions with representatives of the Company’s auditors) and were provided additional details regarding management’s forecast. Representatives of Morgan Stanley and/or New Vernon Capital participated in all of these sessions other than the due diligence sessions with representatives of the Company’s auditors. Of the three additional private equity firms invited to submit preliminary indications of interest, Blackstone submitted an initial indication at $38.00 per share, subject to further discussions with management, review of historical financial results and undertaking operational, regulatory, financial, legal and tax due diligence, one private equity firm submitted a lower indication and the third additional private equity firm declined to continue to participate in the process.
      At the May 18th board meeting, a representative of Jones Day reviewed change-in-control-triggered severance and retention bonus arrangements. The board instructed the executive compensation committee to consider, with the assistance of counsel and outside executive compensation advisors, customary arrangements of this type with the intent to retain key employees. The executive compensation committee ultimately determined not to recommend change-in-control-triggered severance agreements, or so-called golden parachutes, but to implement the retention bonus program described in “The Merger — Interests of Directors and Executive Officers in the Merger — UICI Success Bonus Award Plan” beginning on page 61. Counsel and the outside compensation consultants had advised that such arrangements were customary, that the amounts involved were within ranges generally believed to be reasonable in these circumstances, and that arrangements of that type would enhance our ability to retain key employees.
      In June 2005, all potential bidders were asked to submit formal proposals, including a mark-up of a definitive transaction agreement prepared by Jones Day. Following additional due diligence (including discussions with the Company’s regulatory advisors), in late July, Blackstone submitted a proposal to acquire the Company at $36.00 per share in cash. Blackstone’s proposal was conditioned on the development of an acceptable mechanism by which the independent agents’ stock accumulation plans would be continued, face-to-face informational meetings with insurance regulators from a number of states, confirmation that the financial strength ratings of the Company’s insurance subsidiaries would not be adversely affected by the transaction and satisfaction that key managers and substantially all of the independent sales agents would stay with the Company. One other bidder indicated a $32.00 per share price, subject to various conditions, and a third bidder continued to express an interest in a potential transaction but did not submit a specific bid.
      The indications of interest were reviewed at a meeting of the non-management directors of the UICI board held on July 26, 2005. Representatives of Morgan Stanley, New Vernon Capital and Jones Day also participated in the meeting. Representatives of Morgan Stanley and New Vernon Capital reviewed the process conducted to date and discussed certain financial and valuation matters, including UICI’s stock trading history relative to various indices, the Company’s operating results relative to other insurance and managed care companies, securities analysts’ views of the Company, management’s forecasts and financial metrics in various other transactions believed to be comparable. Representatives of the financial advisors also informed the board that the other potential bidders had indicated that they would not be willing to increase their indicated prices.
      A thorough discussion and debate among the directors followed. It was the general consensus of the directors, based in part on input from the Company’s legal and financial advisors, that the strategic assessment process undertaken since mid-2004 was reasonably designed and that, at $36.00 per share, or a higher amount that might be achieved through negotiation, the Blackstone proposal represented a very attractive immediate value for the Company’s stockholders, and represented the highest value reasonably likely to be attainable. Balanced against this consideration was the question whether the Company’s recent level of performance could be sustained and even further accelerated so as to create greater shareholder value. The board engaged in extensive discussion of the Company’s financial and competitive position and the potential impact that the increasingly changing regulatory environment could have on the Company’s financial condition and results of operations. Management’s financial forecasts contemplated positive growth only after a few stable years without substantial growth, which the board determined might not be sustainable in light of the Company’s competitive position and the changing regulatory environment. Recognizing that this was necessarily a matter of judgment, it was the consensus of the board that it was in the best interests of shareholders to see if an acceptable arrangement could be worked out with Blackstone. Accordingly, the board concluded that:

•	the process should continue, but that Blackstone should be pressed to increase its proposed per share price and modify its conditions to an acceptable level of risk to the Company; and

•	given the terms of Blackstone’s current proposal, the other bidders should have an equal opportunity to increase and modify their bids.
      At the direction of the non-management directors, Morgan Stanley communicated the board’s conclusions to all parties that had submitted proposals. The bidders other than Blackstone declined to enhance their proposals.
      Blackstone was informed of the board’s concerns with the conditions Blackstone had proposed and the board’s request that Blackstone increase its proposed price. In response, Blackstone posed two alternatives. Blackstone indicated that it would increase its proposed price to $37.00 per share, but only if UICI immediately signed and announced a letter of intent that provided Blackstone with a break-up fee and expense reimbursement if the parties negotiated a transaction and Blackstone was prepared to proceed but UICI ultimately determined not to pursue a transaction with it. Alternatively, Blackstone indicated that it would be willing to increase its proposal to $36.50 per share if the parties continued to work on a possible transaction in a customary manner to reach a definitive agreement. Following discussions with representatives of senior management, and UICI’s advisors, representatives of Morgan Stanley on behalf of the Company informed Blackstone that management would recommend a $37.00 per share deal to the board if all other terms were satisfactorily resolved. Following negotiations, Blackstone responded that it was willing to proceed on this basis, subject to an understanding that UICI would work with Blackstone to determine whether a definitive transaction could be structured and would reimburse Blackstone for up to $500,000 of its out-of-pocket costs if Blackstone was prepared to proceed but UICI ultimately determined not to pursue a merger or other strategic transaction. UICI indicated it was willing to proceed on that basis.
      In late August 2005, Mr. Jensen met with a representative of Blackstone to assess how UICI’s agents would react to a possible transaction with that firm. Mr. Jensen had raised with the board and the Company’s advisors his concern that, if the independent insurance agents were to react negatively to a possible transaction, there would be increased risk that the transaction would fail to close in light of the substantial period of time between signing and closing required to obtain regulatory approvals. Following the meeting, Mr. Jensen reported to Dennis McCuistion (the Company’s lead director) and Mr. Gedwed (the Company’s president and chief executive officer) that, based on his discussion with the Blackstone representative, he was satisfied and Blackstone appeared satisfied that there was not a substantial risk of an adverse reaction on the part of the independent agents to the Blackstone proposal.
      During the week of August 21, 2005, representatives of the Company, Blackstone and Morgan Stanley met with representatives of Standard & Poors Rating Service, A.M. Best Co. and Fitch to present various financing scenarios for a possible transaction, all in an effort to obtain assurance that any transaction would not adversely affect the Company’s credit ratings or the financial strength ratings of the Company’s regulated insurance companies.
      On September 2, 2005, Ron Jensen was killed in an automobile accident. On September 5th, the board met to receive an update on the strategic assessment process and to determine whether Mr. Jensen’s death affected what the Company should do or the timing for proceeding. It was the consensus of the board that management should continue the process, recognizing that Mr. Jensen’s death could impact timing because of probate and other legal considerations. Mr. Gedwed reported at the meeting that he had been advised by Jeffrey Jensen (Mr. Jensen’s eldest son) that the Jensen family supported pursuit of a possible transaction despite Ron Jensen’s death. Mr. McCuistion also reported at the meeting that Mr. Jensen had informed him prior to his death that Mr. Jensen believed that the proposed transaction was in the best interest of UICI’s stockholders generally and would be well received by the Company’s independent insurance agents.

      From late August through mid-September, representatives of UICI and Blackstone focused on satisfaction of the regulatory and rating agency conditions to signing a definitive agreement that Blackstone had required, developed an approach under which the stock ownership program for the independent sales agents could be continued and negotiated the terms of the definitive merger agreement and other documentation. Blackstone’s counsel also negotiated the terms of the Jensen family stockholder support and noncompetition agreements described under “The Merger — Voting and Non-Compete Agreements” beginning on page 63 with members of the Jensen family and representatives of Gardere Wynne Sewell LLP, separate counsel for the Jensen family interests.
      During this period, Blackstone also finalized the debt and equity commitments necessary for signing a definitive merger agreement. As part of this process, Blackstone committed to make a majority equity investment in the merged Company, and private equity groups within Goldman, Sachs & Co. and DLJ Merchant Banking Partners were invited to make minority equity investments in the merged Company. At this time, Blackstone determined not to utilize the “staple” financing developed by an affiliate of Morgan Stanley in connection with the bidding process. Instead, the Blackstone-led consortium agreed to engage JP Morgan Chase to arrange the financing. See “The Merger Agreement — Financing” beginning on page 75. JP Morgan Chase subsequently invited both Morgan Stanley and Goldman Sachs Credit Partners to participate in the lending transaction syndicate.
      The UICI board again met to review the process on September 7, 2005. Representatives of management reviewed the progress of discussions with Blackstone since the August 5th meeting. A representative of Jones Day reviewed the terms of the transaction, including the increase in the amount of the break-up fee Blackstone had requested in exchange for tightening the closing conditions as requested by UICI. He then reviewed the parties’ respective positions on this issue and other unresolved issues and the parties’ respective points of view and he indicated that he believed that these issues would be satisfactorily resolved. The representative of Jones Day then explained that, as was typical in these circumstances and as Blackstone had reflected in its indication of interest, Blackstone was requiring that, prior to signing final agreements, certain key members of management sign term sheets specifying the terms of their post-closing employment, including equity participation. He then reviewed the draft term sheet circulated by Blackstone’s counsel in late August 2005 and explained that the term sheets would have to be finalized before Blackstone would sign definitive agreements. See “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 59 for a discussion of these arrangements.
      Over the next several days, representatives of Jones Day and representatives of Wachtell, Lipton Rosen & Katz (outside legal counsel for Blackstone) continued to negotiate the definitive transaction documentation. At meetings held during the period September 12-14, representatives of the Company and Blackstone advised representatives of the departments of insurance of five states of a possible transaction.
      The UICI board of directors met on September 14, 2005, to consider the merger agreement and related matters. Messrs. Gedwed and Reed (the Company’s general counsel) updated the directors on the course of discussions to date, presentations to and reactions of the rating agencies and the discussions with key regulators that had taken place over the last several days. They also explained the provisions worked out to permit the continuation of the stock accumulation plans for UICI’s independent insurance agents and the rollover of agent equity in the current stock accumulation plans into the merged company.
      A representative of Jones Day then reviewed the directors’ fiduciary duties in this context. He also described the few remaining open items in the definitive merger documentation, including the size of the break-up fee and the circumstances that would trigger payment of the break-up fee. The representative of Jones Day then reviewed the terms of each aspect of the transaction in which it could be said that management or the directors had interests that were in addition to or different from the interests of shareholders generally. They included the provisions for continued employment reflected in term sheets that Blackstone was requiring be signed by senior executives (including Mr. Gedwed) before it would sign a definitive agreement. The term sheets had been provided to senior managers on September 13th and 14th. The representative of Jones Day then reviewed the limitations on the Company’s right to consider an alternative transaction after a merger agreement was signed, the voting and non-competition agreements that the Jensen family stockholders were being required by Blackstone to sign and the conditions to the closing.
      Representatives of Morgan Stanley then reviewed the financial aspects of the proposed merger. At the conclusion of Morgan Stanley’s presentation, a representative of Morgan Stanley orally delivered Morgan Stanley’s opinion (which opinion was subsequently confirmed in writing) that as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in their opinion, the $37.00 per share cash merger consideration to be received by UICI stockholders pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares). During this presentation, representatives of Morgan Stanley reviewed with the board that an affiliate of Morgan Stanley expected to participate in the financing arranged by J.P. Morgan, and would receive compensation in connection with such participation. The Morgan Stanley representatives indicated that the affiliate expected at that time to provide approximately 30% of the total amount of the debt financing arranged by J.P. Morgan for which it would receive customary fees.
      A representative of New Vernon Capital then summarized that firm’s financial analysis of the possible transaction. At the conclusion of New Vernon Capital’s presentation, the representative orally delivered New Vernon Capital’s opinion (which opinion was subsequently confirmed in writing) that as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in their opinion, the $37.00 per share cash merger consideration to be received by UICI stockholders pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares).
      The full text of the written opinions of each of Morgan Stanley and New Vernon Capital, each dated September 15, 2005, which set forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley and New Vernon Capital, respectively, are attached as Annexes C and D to this document.
      Representatives of management, including the executive officers who were also directors, were then excused from the September 14th 2005 meeting so that the independent directors could deliberate among themselves. It was the consensus of the non-management directors that the Company should proceed with the transaction. Following this discussion, the management directors were invited back into the meeting and the board, by unanimous vote of all of its members, determined to authorize the Company to enter into the merger agreement and resolved to recommend that UICI’s stockholders vote “FOR” the proposal to adopt the merger agreement and vote “FOR” the approval of the adjournment or postponement of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal.
      Thereafter, representatives of Blackstone and UICI met to finalize the transaction documentation, throughout the night of September 14th. The transaction was publicly announced on September 15th.
Recommendation of our Board of Directors; Reasons for the Merger
      The UICI board of directors determined, by unanimous vote of all of its members, that the merger is fair to and in the best interests of UICI and its stockholders. The board unanimously approved and declared advisable the merger agreement and recommends that stockholders vote or give instructions to vote “FOR” the proposal to adopt the merger agreement.
      In reaching its decision to approve the merger agreement and the merger, the UICI board of directors consulted with legal counsel regarding the directors’ legal duties, the terms of the merger agreement and related issues; with its financial advisors regarding the financial aspects of the transaction; and with senior management of UICI regarding, among other things, the industry, management’s plans and UICI’s prospects. In addition, the executive compensation committee, comprised solely of independent directors, consulted with an independent executive consulting firm and counsel with regard to change-in-control arrangements for management. The determination by the UICI board to approve the merger was the result of consideration of numerous factors, including:

•	the specific factors described in “The Merger — Background of the Merger” beginning on page 33.

•	its understanding of, and management’s presentations regarding, the business, operations, financial condition, earnings and future prospects of UICI;

•	its understanding of, and management’s presentations regarding, the health/life insurance and managed care businesses, including the increasingly competitive landscape resulting from consolidation in the business and the need for increased scale in order to achieve its business plan and remain competitive, the potential effect of consolidation on UICI in the absence of the proposed transaction and the impact a failure to meet management projections could have on the Company’s prospects;

•	the process undertaken by the Company in pursuing a transaction aimed at enhancing shareholder value;

•	the generally favorable environment for private equity investment, the lack of substantial interest in the Company by strategic buyers and the possibility that the Company could not obtain as favorable terms as those proposed by Blackstone if it delayed or terminated the process;

•	the fact that the merger consideration represented a premium of 19% over the closing price of UICI common stock on September 14, 2005 (the last trading day prior to the announcement of the merger), a premium ranging from 3% to 69% over the high and low trading prices of UICI common stock for the preceding 12 months and exceeded the all-time high trading price of UICI common stock;

•	the presentations and opinions of Morgan Stanley and New Vernon Capital that, as of the date of those opinions and based upon and subject to the assumptions, qualifications and limitations set forth in those opinions, the $37.00 per share cash merger consideration to be received by holders of shares of UICI common stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares);

•	the desire of the Jensen family to consider monetization of a substantial portion of its holdings of UICI stock;

•	the support for the transaction by the Jensen family stockholders, whose UICI stock ownership represented approximately 28% of the Company’s outstanding common stock on the date the merger was announced, evidenced by the execution by those stockholders of a voting agreement in favor of the transaction;

•	the provisions of the merger agreement designed to permit the continuation of the stock accumulation plans for UICI’s independent insurance agents;

•	the provisions of the merger agreement which give the UICI board the ability, in the event that UICI receives an unsolicited superior proposal, to furnish information to and conduct negotiations with a third party, and to enter into an agreement for a superior proposal after complying with certain requirements, including payment of either a termination fee or the reimbursement of certain expenses;

•	the stockholder voting and non-competition agreements required by Blackstone of members of the Jensen family and the termination provisions applicable to their undertaking to support the merger;

•	the debt and equity commitment letters available to affiliates of Blackstone, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners and the guarantees provided by the private equity firms of the payment obligations of the Merger Cos under the merger agreement demonstrating a commitment to complete the merger; and

•	the likelihood of the merger being approved by appropriate regulatory authorities without burdensome conditions, and the satisfaction of the other conditions to the completion of the merger.

      The UICI board of directors also considered and balanced against the potential benefits of the proposed merger the potential risks associated with the merger, including:

•	the improvement in the Company’s results of operations during 2005 and the general increase in trading prices for its common stock since 2004;

•	the general potential for growth and increased shareholder value if UICI were to remain independent and achieve management’s forecast of accelerated future growth beginning in 2008;

•	the fact that the receipt of cash in the merger would be a taxable event to stockholders for U.S. federal income tax purposes;

•	the risk that the financing contemplated by the debt commitment letters may not be available on the terms of those commitment letters; and

•	the possibility that the merger might not be completed and the resulting potential adverse consequences to the Company.
      The UICI board of directors determined that the potential negative factors were substantially outweighed by the potential benefits of the merger.
      The factors described above are not intended to be exhaustive but include the material factors considered by the UICI board of directors. In view of its many considerations, the board considered these factors as a whole and did not quantify or otherwise assign relative weights to the specific factors considered. In reaching its decision to approve the merger and recommend adoption of the merger agreement, the UICI board viewed its recommendation as being based on the totality of the information presented to it and considered by it. Individual directors may have given different weights to different factors.
      In considering the recommendation of the UICI board of directors to vote for the adoption of the merger agreement, you should be aware that certain members of the board and executive officers of UICI may have interests in the merger that differ from, or are in addition to, their interests as UICI stockholders. The board was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. See “The Merger — Interests of Directors and Executive Officers in the Merger” beginning on page 59.
Opinion of Morgan Stanley
      Pursuant to an engagement letter dated August 16, 2004, UICI retained Morgan Stanley to provide it with financial advisory services in connection with the Company’s planning and execution of potential strategic transactions. At the meeting of the UICI board of directors on September 14, 2005, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $37.00 per share cash consideration to be received by the holders of shares of UICI common stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares).
      The full text of Morgan Stanley’s written opinion, dated September 15, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion is attached as Annex C to this document. The summary of Morgan Stanley’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. We urge you to read the entire opinion carefully.
      Morgan Stanley’s opinion was directed to the board of directors of UICI, addresses only the fairness from a financial point of view of the consideration to be received by holders of UICI common stock pursuant to the merger agreement (other than holders of retained shares as to such retained shares) as of the date of the opinion, and does not address any other aspect of the merger, including the relative merits of the merger as compared to other business strategies potentially available to UICI, nor does it address UICI’s underlying business decision to enter into the merger agreement. Morgan Stanley’s opinion does not constitute a recommendation to any holder of UICI common stock as to how such stockholder should vote at the special meeting. In addition, Morgan Stanley’s opinion does not constitute any opinion or recommendation as to whether any participant in any agent stock accumulation plan should refrain from withdrawing shares of UICI common stock from such plan or as to whether any member of senior management or key employee who holds management shares should take action to cause such shares not to be converted into the merger consideration and, in any such case, should not be relied upon by any such participant or holder, respectively, as such.
      In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other information of UICI;

•	reviewed certain internal financial statements and other financial and operating data concerning UICI prepared by the management of UICI;

•	analyzed certain financial projections prepared by the management of UICI;

•	discussed the past and current operations and financial condition and the prospects of UICI with senior executives of UICI;

•	reviewed the reported prices and trading activity for the UICI common stock;

•	compared the financial performance of UICI and the prices and trading activity of UICI common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of UICI, the Merger Cos and their financial and legal advisors;

•	reviewed a copy of the merger agreement and certain related documents;

•	reviewed a copy of the voting agreement;

•	reviewed copies of the equity commitment letters from each of The Blackstone Group, Goldman Sachs Capital Partners, DLJ Merchant Banking Partners or their affiliates, each dated September 15, 2005;

•	reviewed copies of the limited guarantees from each of The Blackstone Group, Goldman Sachs Capital Partners, DLJ Merchant Banking Partners or their affiliates, each dated as of September 15, 2005;

•	reviewed a copy of the forward underwriting commitment letter from J.P. Morgan Securities Inc., dated September 15, 2005;

•	reviewed a copy of the debt financing commitment letter from JP Morgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc., dated September 15, 2005; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.
      In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it for the purposes of its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of UICI. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement and the voting agreement, and that the equity and debt financing for the merger would be consummated on terms no less favorable than those set forth in the equity and debt financing commitment letters described above. Morgan Stanley is not a legal, regulatory or tax expert and relied on UICI with respect to the legal, regulatory and tax advice it received. Morgan Stanley assumed that in connection with the receipt of all necessary regulatory approvals for the proposed merger no restrictions would be imposed that would have a material adverse effect on the consummation of the merger as contemplated in the merger agreement. Morgan Stanley was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities of UICI, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion did not address the solvency or fair value of UICI, any of the MergerCos or SibCos or any other entity under any U.S. state, U.S. federal or any other applicable laws relating to bankruptcy, insolvency or similar matters. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as they existed, and the information made available to it, as of the date of the opinion.
      The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated September 15, 2005. Although each analysis was provided to the UICI board of directors, in connection with arriving at its opinion, Morgan Stanley considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. Some of these summaries include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses.
      Historical Stock Trading Analysis. Morgan Stanley performed a trading range analysis to provide background and perspective with respect to the premium of the $37.00 per share cash consideration to the closing share price of UICI common stock on September 13, 2005, the last trading day prior to the meeting of the UICI board of directors to approve the merger, the volume weighted average trading prices of UICI common stock for the 3-month and 6-month periods ending September 13, 2005, and the 52-week high and low trading prices for the UICI common stock for the period ended September 13, 2005.
      Morgan Stanley observed the following:

		$37.00 As
Stock Price		Premium

Closing Price on September 13, 2005	$31.67	16.8%
Period Ending September 13, 2005
1 Month Volume Weighted Average	$31.44	17.7%
3 Month Volume Weighted Average	$30.64	20.8%
6 Month Volume Weighted Average	$27.75	33.3%
12 Month Volume Weighted Average	$29.68	24.7%
52-week High	$36.40	1.6%
52-week Low	$21.31	73.6%
      Transaction Multiple Analysis. In addition, Morgan Stanley calculated the multiple of the aggregate transaction value to 2005 estimated earnings, next twelve months estimated earnings and 2006 estimated earnings, in each case based upon both median earnings per share, or EPS, estimates obtained from Institutional Brokers Estimate System, or IBES, and upon UICI management estimates. IBES is a database owned and operated by Thomson Financial, which contains estimated and actual earnings, cash flows, dividends, sales and pre-tax income data for companies in the U.S., Europe, Asia and emerging markets. For purposes of this analysis, Morgan Stanley calculated an aggregate transaction value of approximately $1.73 billion by adding UICI’s approximately $15 million in outstanding debt to an aggregate equity purchase price of approximately $1.715 billion based upon the $37.00 per share cash consideration multiplied by approximately 46.4 million shares of UICI common stock on a fully diluted basis using the treasury method.
      Morgan Stanley observed the following:

	Wall Street	Management
Multiple of Aggregate Equity Purchase Price to	Estimates	Estimates

2005 estimated earnings	9.3x	8.9x
Next twelve months estimated earnings	10.2x	8.8x
2006 estimated earnings	11.2x	8.7x

      Morgan Stanley also calculated the multiple of aggregate transaction value to latest twelve months (LTM) earnings before interest, taxes, depreciation and amortization, or EBITDA, and book value as of June 30, 2005 as set forth below:

Multiple of Aggregate Value to LTM EBITDA	5.6x
Multiple of $37.00 Price to Book Value Per Share	2.12x
      Historical Share Price Analysis. Morgan Stanley reviewed the historical trading prices for the UICI common stock over the five-year period ended September 13, 2005 and the period January 1, 2004 through September 13, 2005. Morgan Stanley noted that UICI’s share price had remained below $20.00 for much of the 5-year period ended September 13, 2005, primarily due to legal and regulatory issues, as well as issues related to divested businesses. Morgan Stanley noted that the five-year high and low prices for the UICI common stock were $36.40 and $5.13, respectively, and that the UICI common stock hit an all-time high of $36.75 on January 6, 1998. Morgan Stanley also noted that the price of the UICI common stock had risen 45% since the announcement of earnings for the first quarter of 2005 on April 28, 2005 and 138% since January 1, 2004.
      Relative Share Price Analysis. Morgan Stanley also compared the historical trading performance of the UICI common stock over the period January 1, 2004 through September 13, 2005 with that of (i) an index of publicly traded managed care companies set forth in the following table, (ii) an index of publicly traded supplemental health and disability companies set forth in the following table, and (iii) the S&P 500 index.

	Equity Value		Equity Value
	as of 9/13/05	Supplemental Health and	as of 9/13/05
Managed Care Companies	($ in billions)	Disability Companies	($ in billions)

UnitedHealth Group		AFLAC Incorporated	$22.51
Incorporated	$68.37	Torchmark Corporation	$5.51
WellPoint, Inc.	$44.98	UNUMProvident Corporation	$5.72
Aetna Inc.	$23.80	Assurant, Inc.	$5.12
CIGNA Corporation	$14.87	StanCorp Financial Group, Inc.	$2.26
Coventry Health Care, Inc.	$8.87	Delphi Financial Group, Inc.	$1.54
Humana Inc.	$7.9	Universal American Financial Corp.	$1.33
WellChoice, Inc.	$5.93	Conseco, Inc.	$3.16
Health Net, Inc.	$5.17
Sierra Health Services, Inc.	$2.26
      Morgan Stanley selected these managed care companies and supplemental health and disability companies because they participate in similar markets to UICI and maintain certain financial and operating characteristics similar to those of UICI. However, none of these companies is identical to, or directly comparable with, UICI. In particular, Morgan Stanley noted that the managed care companies are the closest trading comparables to UICI but that they operate on substantially different scale and business models than UICI. Morgan Stanley also noted that the companies that provide supplemental health and disability insurance are also relevant, but less so from a business perspective.

      The table below presents the percentage change in the price of UICI common stock over calendar 2004, for the period January 1, 2005 through September 13, 2005 and for the period January 1, 2004 though September 13, 2005 compared with the performance of the S&P 500 index, the index of managed care companies and the index of supplemental health and disability companies.

	Relative Price Change	Relative Price Change	Relative Price Change
	from January 1, 2004 to	from January 1, 2005 to	from January 1, 2004 to
Company/ Market Index	December 31, 2004	September 13, 2005	September 13, 2005

UICI	155%	(7)%	138%
S&P 500 Index	9%	2%	11%
Managed Care Companies Index	48%	34%	98%
Supplemental Health & Disability Companies Index	23%	13%	38%
      Review of Analyst Estimates. Morgan Stanley reviewed recent earnings per share estimates for UICI for 2005 and 2006 prepared by Wall Street analysts and compared them with estimates prepared by UICI management. Those estimates were as follows:

	EPS Estimate

Firm	2005	2006	Recommendation

Sandler O’Neill	$3.98	$3.47	Hold
Cochran, Caronia Securities	$4.18	$3.30	Market Perform
Dowling & Partners	$2.95	$3.16	Neutral
Median Analyst Estimate	$3.98	$3.30
UICI Management Estimate	$4.14	$4.26
      Morgan Stanley also reviewed historical quarterly earnings per share results for UICI and compared these results to publicly available consensus equity research estimates in effect as of the date immediately preceding the release of actual quarterly results. Morgan Stanley observed the following:

				Stock Price
				Reaction

Fiscal Quarter	Actual EPS	Consensus Estimate	Actual Vs. Estimate	1 Day	1 Week

Q1 2004	$0.68	$0.58	17.2%	+6.2%	+14.0%
Q2 2004	$0.76	$0.57	33.3%	+0.9%	+4.7%
Q3 2004	$0.71	$0.68	4.4%	+0.9%	+8.1%
Q4 2004	$0.93	$0.88	5.7%	+3.1%	(0.1%)
Q1 2005	$1.11	$0.75	48.0%	+6.0%	+12.4%
Q2 2005	$1.11	$0.80	38.8%	+2.8%	+8.0%
      Comparable Company Analysis. Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. Morgan Stanley reviewed and analyzed certain public market trading multiples and financial information for the managed care companies and supplemental health and disability companies described under “— Relative Share Price Analysis” above.
      For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of these companies for comparison purposes:

•	the ratio of stock price as of September 13, 2005 to estimated earnings per share (EPS) for calendar 2005, estimated EPS for the next twelve months (NTM) and estimated EPS for calendar 2006;

•	the ratio of price to NTM estimated EPS, as a multiple of estimated IBES long term earnings growth estimates and the ratio of price to calendar 2006 estimated earnings per share, as a multiple of estimated long term earnings growth;

•	in the case of the managed care companies, the multiple of aggregate value (defined as public equity market value plus total book value of debt, total book value of preferred stock and minority interest) to 2005 estimated revenue and 2005 estimated earnings before interest, taxes, depreciation and amortization (EBITDA); and

•	in the case of the supplemental health and disability companies, the ratio of stock price as of September 13, 2005 to book value per share (as of June 30, 2005).
      Morgan Stanley calculated these financial metrics and ratios based upon median EPS estimates obtained from IBES and, in the case of UICI, also upon management EPS estimates.
      A summary of the reference ranges, mean and median of multiples and ratios derived by Morgan Stanley is set forth below:

	Managed Care Companies			UICI

				Wall Street	Management
	Range	Mean	Median	Estimates	Estimates

Ratio of Price to 2005 Estimated EPS	15.3x - 22.5x	18.9x	18.3x	8.0x	7.7x
Ratio of Price to NTM Estimated EPS	14.7x - 19.9x	17.5x	17.3x	8.7x	7.5x
Ratio of Price to 2006 Estimated EPS	14.2x - 18.6x	16.3x	16.4x	9.6x	7.4x
NTM P/ E to Growth	0.99x - 1.47x	1.22x	1.14x	—	0.76x
2006 Estimated P/ E to Growth	0.94x - 1.42x	1.14x	1.06x	—	0.75x
Multiple of Aggregate Value to 2005 Estimated Revenue	0.5x - 1.6x	1.1x	1.1x	—	0.7x
Multiple of Aggregate Value to 2005 Estimated EBITDA	10.0x - 12.7x	11.0x	10.5x	—	4.5x

Supplemental Health and
	Disability Companies			UICI

				Wall Street		Management
	Range	Mean	Median	Estimates		Estimates

Multiple of Price to 2005 Estimated EPS	11.4x - 20.1x	13.6x	12.0x	8.0x		7.7x
Multiple of Price to NTM Estimated EPS	10.8x - 17.3x	12.7x	11.5x	8.7x		7.5x
Multiple of Price to 2006 Estimated EPS	10.3x - 15.2x	12.0x	11.1x	9.6x		7.4x
NTM Estimated P/ E to Growth	1.03x - 1.33x	1.13x	1.10x	—		0.76x
2006 Estimated P/ E to Growth	0.98x - 1.17x	1.07x	1.06x	—		0.75x
UICI

Multiple of Price to Book Value	0.73x - 2.66x	1.60x	1.55x		2.12x
      Morgan Stanley noted that none of the companies in the Managed Care Index or the Supplemental Health and Disability Index is identical to, or directly comparable with, UICI. In particular, Morgan Stanley noted that, while the managed care companies are the closest trading comparables to UICI, they operate on substantially different scale and business models than UICI. Morgan Stanley also noted that the insurance companies that provide supplemental health and disability insurance are also relevant, but less so from a business perspective.

      Morgan Stanley also observed that the UICI common stock has consistently traded at a discount, on a price-to-earnings per share basis, to the comparable companies when averaged over various periods prior to September 13, 2005 as set forth below:

	Discount of UICI P/ E Ratio to

		Supplemental
		Health and
	Managed Care	Disability
Period Ending September 13, 2005	Index	Index

2 year average	35.7%	24.0%
1 year average	38.9%	21.7%
6 month average	47.9%	25.6%
30 day average	49.4%	25.2%
Current, as of September 13, 2005	50.0%	27.2%
      In addition, Morgan Stanley observed that Wall Street estimates projected a 17% decline in earnings per share for UICI in 2006 and that management’s estimates, which assumed current market and competitive conditions, forecast 9.9% growth in earnings per share over the next five years.
      Based on this analysis, Morgan Stanley applied a discount range of 40%-50% to the median price-to-earnings per share (P/ E) multiple for the companies in the Managed Care Index and applied a discount range of 20%-30% to the median price-to-earnings per share multiple for the companies in the Supplemental Health and Disability Index. Applying the discount, Morgan Stanley derived a multiple range of 8.7x-10.4x price-to-estimated NTM earnings per share relative to the companies in the Managed Care Index and a multiple range of 8.1x-9.2x price-to-estimated NTM earnings per share relative to the companies in the Supplemental Health and Disability Index.
      Using its selected multiple ranges, Morgan Stanley calculated implied valuation ranges for UICI by applying the ranges of multiples to the applicable UICI statistic based on median earnings per share, or EPS, estimates obtained from IBES and upon UICI management estimates, as set forth below:

					Implied
	UICI	Median	Discount		Valuation
Managed Care Companies	NTM EPS	P/E Ratio	Range	P/E Range	Range

Wall Street Estimates	$3.64	17.3x	40% -50%	8.7x - 10.4x	$31.49 - $37.78
Management Estimates	$4.20	17.3x	40% -50%	8.7x - 10.4x	$36.33 - $43.60

					Implied
Supplemental Health	UICI	Median	Discount		Valuation
and Disability Companies	NTM EPS	P/E Ratio	Range	P/E Range	Range

Wall Street Estimates	$3.64	11.5x	20% - 30%	8.1x - 9.2x	$29.30 - $33.49
Management Estimates	$4.20	11.5x	20% - 30%	8.1x - 9.2x	$33.81 - $38.64
      In addition, using assumed long-term earnings growth rates of 7.5% to 10.0%, Morgan Stanley derived implied valuation ranges for the UICI common stock as set forth below:

		Long-Term			Implied
	UICI	Growth			Valuation
	NTM EPS	Estimate	PE/G Range	P/E Range	Range

Wall Street Estimates	$3.64	7.5% - 10.0%	1.00x - 1.20x	7.5x - 12.0x	$27.30 - $43.68
Management Estimates	$4.20	7.5% - 10.0%	1.00x - 1.20x	7.5x - 12.0x	$31.50 - $50.40
      Morgan Stanley noted that, there were no published Wall Street research estimates for UICI long-term earnings per share growth, UICI management projections assumed a 9.9% earnings per share compound annual growth rate from 2005 through 2009.
      Morgan Stanley noted that the merger consideration per share of UICI common stock was $37.00.

      Morgan Stanley noted that no company utilized in this analysis is identical to UICI because of differences between the business mix, operations and other characteristics of UICI and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of UICI, such as the impact of competition on the business of UICI and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of UICI or the industry or in the markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.
      Precedent Transactions Analysis. Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available terms and premiums of selected transactions that share some of the characteristics with the merger. In connection with this analysis, Morgan Stanley compared publicly available statistics for selected transactions in the managed care sector announced during the period commencing on March 9, 1998 and ending on July 6, 2005 in which the transaction values were greater than $500 million. The following is a chart of these transactions identifying the target and acquirer, the date the transaction was announced, the nature of the consideration paid and the equity value of the transaction (calculated as described below):

	Announcement
Target/Acquirer	Date	Mix of Consideration	Equity Value

			($ in millions)
PacifiCare Health Systems, Inc./ UnitedHealth Group Incorporated	07/06/05	Part Stock/Part Cash	$8,118
American Medical Security Group, Inc./ PacifiCare Health Systems, Inc.	09/15/04	All Cash	$502
Oxford Health Plans, Inc./ UnitedHealth Group Incorporated	04/26/04	Part Stock/Part Cash	$4,975
Mid Atlantic Medical Services, Inc./ UnitedHealth Group Incorporated	10/27/03	Part Stock/Part Cash	$2,695
Golden Rule Financial Corporation/ UnitedHealth Group Incorporated	09/19/03	All Cash	$500
WellPoint Health Networks Inc./ Anthem, Inc.	10/27/03	Part Stock/Part Cash	$15,556
Cobalt Corporation/ WellPoint Health Networks Inc.	06/03/03	Part Stock/Part Cash	$936
Trigon Healthcare, Inc./ Anthem, Inc.	04/29/02	Part Stock/Part Cash	$4,141
RightCHOICE Managed Care, Inc./ WellPoint Health Networks Inc.	10/18/01	Part Stock/Part Cash	$1,342
Blue Cross and Blue Shield of Georgia, Inc./ WellPoint Health Networks Inc.	03/13/01	All Cash	$700
John Alden Financial Corporation/ Fortis, Inc.	03/09/98	All Cash	$575
      For each transaction noted above, Morgan Stanley reviewed the following financial statistics, where available: (1) implied premium to stock price one-day and 30-days prior to announcement, (2) the ratio of implied equity value to last twelve months (LTM) and next twelve months (NTM) net income and (3) the ratio of implied aggregate value (defined as implied equity value plus total book value of debt, total book value of preferred stock and minority interest) to last twelve months earnings before interest, taxes, depreciation and amortization (EBITDA). For transactions involving consideration consisting of stock or a mix of cash and stock, Morgan Stanley calculated the value of the equity portion of the consideration to be received by the holders of target company stock based upon the price of the acquiring company’s stock on the day prior to announcement of the transaction. Based on the publicly available statistics for these precedent transactions, there were one or two transactions in each category described where relevant data points were not available. The following table summarizes Morgan Stanley’s observations for the transactions noted above:

	Premium to
	Stock Price			Equity Value to			Aggregate
							Value to
Summary of Precedent	1 Day		30 Days	LTM Net	NTM Net		LTM
Transactions Statistics	Prior		Prior	Income	Income		EBITDA

High	46.3%		54.5%	34.8x	21.2x		20.6x
Mean	20.8%		31.0%	18.3x	16.7x		12.1x
Median	16.0%		29.6%	15.6x	15.4x		10.6x
Low	(0.6)%		4.7%	10.5x	12.8x		8.4x
The Merger	16.8	%(1)			10.2x	(2)	5.6x

(1)	As of 9/13/05.

(2)	Based on IBES estimates.

      For each of the target companies in the transactions noted above, Morgan Stanley also reviewed (1) the median IBES long-term earnings per share growth estimates and (2) the ratio of the transaction price to estimated NTM earnings per share based on IBES estimates, as a multiple of IBES median estimated earnings per share growth (PE/G). Morgan Stanley observed that this information was not available for three of the transactions noted above. Morgan Stanley observed the following:

Summary of Precedent	Long Term	NTM
Transactions Statistics	Growth Estimate	PE/LTG

High	20.0%	1.62
Mean	15.3%	1.15
Median	15.0%	1.06
Low	12.0%	0.93
      The following tables summarize Morgan Stanley’s analysis, based on the closing price per share of UICI common stock on September 13, 2005 and 12-month volume weighted average trading price for the UICI common stock:

		Median	Selected	Implied
Stock Price Premium	Price	Premium	Premium Range	Valuation Range

Current Price	$31.67	16.0%	10.0% - 20.0%	$34.84 - $38.00
12-Month Average	$29.68		10.0% - 25.0%	$32.65 - $37.10

					Implied
NTM P/E	EPS	LTG	PE/G Range	P/E Range	Valuation Range

Wall Street Estimates	$3.64	7.5% - 10.0%	0.90x - 1.15x	6.8x - 11.5x	$24.57 - $41.86
Management Estimates	$4.20	7.5% - 10.0%	0.90x - 1.15x	6.8x - 11.5x	$28.35 - $48.30
      Morgan Stanley noted that, while there were no published Wall Street research estimates for UICI long-term earnings per share growth, UICI management projections assumed a 9.9% earnings per share compound annual growth rate from 2005 through 2009.
      Morgan Stanley noted that the merger consideration per share of UICI common stock was $37.00.
      Morgan Stanley noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors (such as interest rate and equity market fluctuations) and microeconomic factors (such as industry results and growth expectations). Morgan Stanley noted that no company or transaction reviewed or utilized in the precedent transaction analysis was identical to UICI or the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of UICI and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to the general business, market and financial conditions and other matters, which are beyond the control of UICI, such as the impact of competition on the business of UICI or the industry generally, industry growth and the absence of any adverse material change in the financial condition of UICI or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Mathematical analysis (such as determining the average or median) are not themselves meaningful methods of using comparable transaction data.
      Review of Projected Financial Performance. Morgan Stanley reviewed UICI’s historical revenue, pre-tax margin, net income from continuing operations and EPS for the years 2002 through 2004 and UICI management estimates of the same financial statistics for the years 2005 through 2009. Morgan Stanley noted that UICI management projected a compound annual growth rate of 9.9% per year for each of revenue, net income from continuing operations and earnings per share over the period 2005 through 2009.
      Morgan Stanley compared management’s estimates to a “Sensitivity Case” developed in September 2005 to assess the potential adverse impact of certain business, competitive and regulatory factors. Morgan Stanley utilized the “Sensitivity Case” to compare a potential alternative outcome to the assumptions utilized in the “Management Case” that might have occurred as a result of the changing regulatory environment, including the increasing costs of regulatory compliance and potential changes in the Company’s competitive position based on the significant resources available to its primary competitors and the recent consolidation in the health and life insurance industries. The Sensitivity Case assumptions, which were reviewed and discussed with the management of UICI, assumed lower growth rates and margins. The net effect of the Sensitivity Case assumptions was to produce Sensitivity Case earnings per share estimates for UICI that were in line with Wall Street estimates. The following table compares UICI management’s earnings per share estimates with earnings per share estimates developed under the Sensitivity Case and, in the case of years 2005 and 2006, median wall street analyst earnings per share estimates:

EPS Estimates	2005	2006	2007	2008	2009

Management Case	$4.14	$4.26	$4.56	$5.25	$6.03
Sensitivity Case	$4.14	$3.49	$3.69	$3.88	$4.10
Median Wall Street Estimates	$3.98	$3.30
      In addition, Morgan Stanley reviewed UICI management’s earnings estimates with the Sensitivity Case on a segment-by-segment basis, together with the implied compound annual growth rate (CAGR) for the period 2005 through 2009 (other than with respect to the Student segment, for which CAGR is provided for the period 2006 though 2009), as set forth below:
Management Case
($ in millions)

Segment Earnings	2005E	2006	2007	2008	2009	CAGR

Self-Employed Agency	$274.0	$246.7	$248.7	$279.0	$312.7	3.4%
Student	$(3.7)	$13.2	$20.4	$26.3	$33.8	36.2%
Star	$7.3	$16.2	$18.3	$21.1	$24.6	35.6%
Life	$8.5	$13.3	$17.0	$20.1	$22.5	27.7%
Zon Re	$6.8	$8.8	$10.6	$12.6	$15.1	22.3%
Total	$292.8	$298.2	$315.0	$359.1	$408.1	8.7%

Sensitivity Case
($ in millions)

Segment Earnings	2006	2007	2008	2009	CAGR

Self-Employed Agency	$207.2	$214.8	$216.6	$218.2	(5.5)%
Student	$6.6	$7.1	$10.8	$15.0	31.5%
Star	$11.1	$12.1	$13.1	$14.3	18.4%
Life	$10.8	$11.5	$12.3	$13.2	11.7%
Zon Re	$6.0	$6.3	$6.7	$7.0	0.9%
Total	$241.8	$251.8	$259.4	$267.7	(2.2)%
      Discounted Cash Flow Analysis. Morgan Stanley calculated ranges of implied equity values per share for UICI as of December 31, 2005 based on a discounted cash flow analysis utilizing UICI management projections for the years 2005 through 2009, extrapolations of such projections for 2010 and the sensitivity case described above. In arriving at the estimated equity values per share of UICI common stock, Morgan Stanley calculated a terminal value as of December 31, 2010 by applying a range of next twelve months earnings multiples ranging from 8.0x to 10.0x. The unlevered free cash flows from calendar years 2006 through 2010 and the terminal value were then discounted to present values using a range of discount rates from 10.0% to 15.0%. Morgan Stanley incorporated a risk premium to UICI’s predicted weighted average cost of capital to take into account unique risks for UICI and the health insurance industry. Cash flows were calculated based on net cash flow at the holding company level, taking into account maximum allowable insurance company dividends and a 350% minimum risk based capital ratio.

P/E Terminal Multiple	8.0x			9.0x			10.0x

Discount Rate	10.0%	12.5%	15.0%	10.0%	12.5%	15.0%	10.0%	12.5%	15.0%
Management Case	$48.32	$44.21	$40.60	$52.19	$47.68	$43.70	$56.06	$51.14	$46.80
Sensitivity Case	$34.66	$31.89	$29.44	$37.24	$34.20	$31.51	$39.82	$36.50	$33.58
      Morgan Stanley noted that the merger consideration per share of UICI common stock was $37.00.
      In connection with review of the transaction by our board of directors, Morgan Stanley performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of UICI or the UICI common stock. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of UICI. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
      Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to be received by holders of shares of UICI common stock (other than holders of retained shares as to such retained shares), pursuant to the merger agreement, and in connection with the delivery by Morgan Stanley of its opinion, dated September 15, 2005, to our board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of UICI common stock might actually trade.
      The merger consideration was determined through arms-length negotiations between UICI and Blackstone and was approved by UICI’s board of directors. Morgan Stanley provided advice to UICI’s board of directors during these negotiations but did not recommend any specific merger consideration to UICI and did not advise UICI that any specific merger consideration constituted the only appropriate merger consideration for the merger. In addition, Morgan Stanley’s opinion and its presentation to UICI’s board of directors was only one of the many factors taken into consideration by UICI’s board of directors in deciding to approve the merger.
      The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.
      UICI’s board of directors retained Morgan Stanley because it is an internationally recognized investment banking and advisory firm with a reputation for experience in the health insurance and managed care industries. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, state and other purposes.
      In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of UICI or any of the other parties involved in the merger or their respective affiliates, commodities or currencies.
      Under the terms of its engagement letter, Morgan Stanley provided UICI financial advisory services and a fairness opinion in connection with the merger. UICI agreed to pay Morgan Stanley an advisory fee of $150,000. In addition, UICI has agreed to pay Morgan Stanley a fee of approximately $13 million for its services, less the foregoing advisory fee, one-third of which was paid upon the filing of a Form A with Oklahoma and Texas regulatory authorities, and the balance of which will become payable upon completion of the merger.
      We have also agreed to reimburse Morgan Stanley for its fees and expenses incurred in performing its services and to indemnify Morgan Stanley and related persons against various liabilities and expenses, including certain liabilities under the federal securities laws, related to, arising out of or in connection with Morgan Stanley’s engagement.
      In addition, pursuant to a letter dated August 24, 2005, we consented to the participation by Morgan Stanley or any of its affiliates, effective as of September 2004, in providing or arranging, or seeking to provide or arrange, financing, including, among other things, bank or bridge loans or debt or equity financing for one or more potential bidders, which would be available to all qualified bidders, in connection with a strategic transaction of the type contemplated by Morgan Stanley’s engagement letter. We further consented to Morgan Stanley’s becoming a principal holder of debt or equity securities of UICI if it was acting as an underwriter in connection with such financing. Morgan Stanley Senior Funding Inc., an affiliate of Morgan Stanley, is a party to the commitment letter dated September 15, 2005 with respect to the senior debt financing for the merger and has agreed to act as joint lead arranger, joint bookrunner and syndication agent for the senior unsecured debt facilities contemplated thereby. If such financing is consummated, Morgan Stanley Senior Funding Inc. will receive fees for its services. The amount of such fees has not been determined as of the date of this document but is not expected to exceed $1.8 million. In addition, The Blackstone Group, Goldman Sachs Capital Partners, DLJ Merchant Banking Partners or their affiliates will reimburse Morgan Stanley Senior Funding Inc. for certain costs and expenses incurred in connection with the financing and have agreed to indemnify Morgan Stanley Senior Funding Inc. and its officers, directors, employees, affiliates, agents and controlling persons from and against certain liabilities and expenses. As of the date of this document, the financing anticipated to be provided by Morgan Stanley comprises approximately 30% of the total amount of the debt financing to be provided in connection with the transaction. See “The Merger Agreement — Financing” beginning on page 75.
      In the past, Morgan Stanley and its affiliates have, in the ordinary course of business, provided financial advisory and financing services for The Blackstone Group, Goldman, Sachs & Co., DLJ Merchant Banking Partners and their respective affiliates and have received fees for such services.
      Morgan Stanley and its affiliates may also provide financial advisory and financing services to UICI, The Blackstone Group, Goldman, Sachs & Co., DLJ Merchant Banking Partners and their respective affiliates in the future for which they may receive compensation. Morgan Stanley, its affiliates, directors or officers, including individuals working with UICI in connection with the merger, have invested in, may have committed to invest in and may commit in the future to invest in private equity funds involved in the merger or other private equity funds managed or advised by private investment firms affiliated with The Blackstone Group, Goldman, Sachs & Co. and/or DLJ Merchant Banking Partners.
Opinion of New Vernon Capital
      Pursuant to an engagement letter, dated August 16, 2004, UICI retained New Vernon Capital to provide financial advisory services in connection with the Company’s planning and execution of potential strategic transactions. At the meeting of the UICI board of directors on September 14, 2005, New Vernon Capital rendered its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the $37.00 per share cash consideration to be received by the holders of shares of UICI common stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than holders of retained shares as to such retained shares).
      The full text of New Vernon Capital’s written opinion, dated September 15, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by New Vernon Capital in rendering its opinion is attached as Annex D to this document. The summary of New Vernon Capital’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. We urge you to read the entire opinion carefully.
      New Vernon Capital’s opinion was directed to the board of directors of UICI, addresses only the fairness from a financial point of view of the consideration to be received by holders of UICI common stock pursuant to the merger agreement (other than holders of retained shares as to such retained shares) as of the date of the opinion, and does not address any other aspect of the merger, including the relative merits of the merger as compared to other business strategies potentially available to UICI, nor does it address UICI’s underlying business decision to enter into the merger agreement. New Vernon Capital’s opinion does not constitute a recommendation to any holder of UICI common stock as to how such stockholder should vote at the special meeting. In addition, New Vernon Capital’s opinion does not constitute any opinion or recommendation as to whether any participant in any agent stock accumulation plan should withdraw or refrain from withdrawing shares of UICI common stock from such plan or as to whether any member of UICI senior management who was given the opportunity to receive common stock in the surviving corporation should or should not take action to cause such shares not to be converted into the merger consideration and, in any such case, should not be relied upon by any such participant or holder, respectively, as such.
      In connection with rendering its opinion, New Vernon Capital, among other things:

•	reviewed public financial statements of the Company for the past ten years as filed with the SEC;

•	reviewed certain non-public financial information prepared by Company management, including management projections;

•	participated in discussions with senior management of the Company regarding past and current operations and financial condition and the future prospects of the Company;

•	participated in discussions with Company management and representatives of a select list of potential strategic merger partners;

•	participated in discussions with UICI management and representatives of potential private equity partners;

•	reviewed values accorded certain comparable publicly traded companies relative to the value accorded the Company’s shares;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed copies of the merger agreement and the voting agreement;

•	reviewed copies of the equity commitment letters from each of the equity investors, each dated September 15, 2005;

•	reviewed copies of the limited guarantees from each of the equity investors, each dated September 15, 2005;

•	reviewed the debt commitment letter (as defined in the merger agreement), dated September 15, 2005; and

•	performed such other analyses and considered such other factors it deemed appropriate.
      In arriving at its opinion, New Vernon Capital assumed and relied without independent verification on the accuracy and completeness of the information supplied or otherwise made available to it for purposes of its opinion. With respect to financial projections, New Vernon Capital assumed that the management projections were reasonably prepared on bases reflecting the best currently available estimates and judgments by UICI management of the future financial performance of UICI. New Vernon Capital also assumed that, in connection with the receipt of all necessary regulatory approvals for the proposed merger, no restrictions will be imposed that would have a material adverse affect on the consummation of the merger as contemplated in the merger agreement. New Vernon Capital did not make any independent valuation or appraisal of the assets or liabilities of UICI, nor was New Vernon Capital furnished with any such appraisals.
      The following is a summary of the analyses performed by New Vernon Capital in connection with its opinion.
      Historical Financial Review. New Vernon Capital reviewed the financial statements of UICI for the fiscal years ended December 31, 2000 through December 31, 2004 and the six months ended June 30, 2004 and 2005. In order to put these results in historical perspective, New Vernon Capital also reviewed UICI’s financial results for the fiscal years ended December 31, 1995 through December 31, 1999. On the basis of this review, New Vernon Capital noted that, while the last 18 months had shown significant improvement, UICI’s results of operations have historically been volatile, with net income fluctuating significantly over the past five years and even more so when viewed over a ten-year period.
      New Vernon noted that, from a valuation perspective, UICI’s financial results provided two data points important to its analysis:

•	UICI has shown significant improvement in operating results over the last 18 months. This improvement has been reflected in generally higher market prices for its common shares.

•	The historic volatility of UICI’s results has constrained the stock prices at which any given level of earnings has been valued in the securities markets.
      Review of Financial Projections. New Vernon Capital reviewed certain non-public information prepared by UICI management, including management projections. New Vernon Capital noted that management anticipated more stable results over the next five years than the Company had experienced in prior periods. New Vernon Capital observed that this improved earnings stability, if achieved, could support a higher valuation for any given level of earnings. In this regard, however, New Vernon Capital also noted that management expected growth to slow significantly over the next two years and did not expect double digit growth levels before 2008. New Vernon Capital observed that this anticipated slower growth rate, if realized, could place downward pressure on trading prices for UICI’s common shares.
      Discussions with Management. New Vernon Capital engaged in extensive discussions with members of UICI senior management. These discussions focused on the past and current business operations, financial condition and prospects of UICI, as well as the strategic assessment processes the Company had undertaken. In connection with its analysis, New Vernon Capital considered:

•	The unique distribution capability of UICI;

•	The revenue opportunities afforded to UICI by its recent expansion into the small group business;

•	The financial risks faced by UICI resulting from its recent expansion into the small group business;

•	Increasing competition that UICI faced from major health insurance companies;

•	Increasing competitive pressures on UICI to find ways to reduce the prices UICI’s insureds pay for medical services; and

•	The implications of the ongoing multi-state review of UICI’s marketing practices being conducted by various state insurance regulatory authorities.
      Based on these discussions, New Vernon Capital noted that, on balance, management was generally optimistic about the Company’s ability to compete and grow profitably. However, New Vernon Capital also noted that there were substantial risks presented to the achievement of these objectives, including an acceptable resolution of the multi-state review, the profitable execution of UICI’s small group strategy, the effects of competitive conditions and continued regulatory and legislative pressures on the health insurance business generally.
      Comparable Company Analysis. New Vernon Capital noted that, while not directly comparable, managed care companies could be considered relevant valuation benchmarks. While New Vernon Capital considered UICI in light of other managed care companies and supplemental health and disability companies using a variety of financial metrics, New Vernon Capital did not specifically develop any implied value ranges based on these analyses because it determined that, for the reasons noted below, these companies were not truly comparable to the Company. New Vernon Capital reviewed and analyzed certain public market financial information for UICI and each of United Health Care Incorporated, WellPoint, Inc. Aetna, Inc., CIGNA Corporation, Coventry Healthcare, Inc., Humana Inc., WellChoice, Inc., Health Net, Inc. and Sierra Health Services, Inc.
      In conducting this analysis, New Vernon Capital noted that, on balance, UICI’s business model produced an inherently less stable book of business than most of the managed care companies it reviewed. The turnover in UICI’s insureds appeared to be a result of the turnover in the self-employed market niche served. In addition, while UICI operates in many states, it is significantly smaller than other managed care companies, which places it at a disadvantage in negotiating the prices insureds pay for medical services.
      In mid-September 2005, virtually all of the managed care companies were trading near their 52-week highs. While UICI’s share price had more than doubled over the previous 18 months, the Company’s stock had continued to trade at a significant discount to the managed care industry as measured by price-to-earnings ratios (or P/ E ratios), which New Vernon Capital believed to be an appropriately utilized valuation metric. Generally, New Vernon Capital concluded that this discount likely reflected the historical volatility of UICI’s results of operations, as well as its different scale and business model when compared to companies in the managed care industry.
      New Vernon Capital concluded that UICI’s relative P/ E ratio at September 13, 2005 was consistent with historical P/ E ratio patterns, which New Vernon Capital determined show that the Company’s common stock has typically traded at a 30% to 50% discount to the managed care industry. New Vernon Capital observed that the discount at September 13, 2005 was at the high end of the historical range, which New Vernon Capital attributed primarily to the market price increases (relative to earnings growth) enjoyed by most managed care companies over the preceding 12 months.
      On an overall basis, New Vernon Capital concluded that the review of UICI’s stock market trading history generally, when viewed against that of comparable companies, indicated that the stock market’s consistent application of a discount multiple to UICI’s stock placed significant downward pressure on the price at which the entire company could be sold.

      Precedent Transaction Analysis. New Vernon Capital analyzed publicly available terms of selected transactions it determined were generally comparable to the proposed merger. New Vernon Capital reviewed the following acquisition transactions in the managed care industry for the period March 1998 through July 2005:

•	PacifiCare Health Systems, Inc./ UnitedHealth Group Incorporated

•	American Medical Security Group, Inc./ PacifiCare Health Systems, Inc.

•	Oxford Health Plans, Inc. / UnitedHealth Group Incorporated

•	Mid Atlantic Medical Services, Inc./ UnitedHealth Group Incorporated

•	Golden Rule Financial Corporation/ UnitedHealth Group Incorporated

•	WellPoint Health Networks Inc./ Anthem, Inc.

•	Cobalt Corporation/ WellPoint Health Networks Inc.

•	Trigon Healthcare, Inc./ Anthem, Inc.

•	RightCHOICE Managed Care, Inc./ WellPoint Health Networks Inc.

•	Blue Cross and Blue Shield of Georgia, Inc./ WellPoint Health Networks Inc.

•	John Alden Financial Corporation/ Fortis, Inc.
      While New Vernon Capital selected these transactions as representing the most relevant transactional comparisons and reviewed relevant valuation metrics for these transactions, including prices paid relative to current earnings, projected earnings and projected growth rates and reviewed premiums paid over pre-announcement stock prices, New Vernon Capital determined that this review provided limited useful information in evaluating the proposed merger for the following reasons:

•	All of the comparable transactions involved a strategic buyer, rather than a financial buyer. Consequently, New Vernon Capital believed that the prices paid reflected not only the value of the earning power purchased, but also some consideration for expected synergies. New Vernon Capital believed that no synergies are available in the proposed merger;

•	New Vernon Capital determined that in seven of the 11 transactions reviewed over 50% of the consideration paid was stock. Given the relatively high and recently improved multiples accorded the stocks of the acquiring entities, New Vernon Capital observed that the acquirors could therefore justify a relatively high multiple for the acquired earnings; and

•	Even in the case of the all-cash transactions, New Vernon Capital determined that a strategic buyer would relate the price it was willing to pay to its own cost of capital, which is typically lower than the cost of capital of a financial buyer.
      Merger Process. New Vernon Capital participated with UICI and Morgan Stanley in what New Vernon Capital believed was an extensive and coordinated process over an extended period that was designed to assess UICI’s strategic alternatives, including the price that UICI stockholders could obtain in a strategic or financial merger.
      New Vernon Capital concluded and advised the UICI board that an untargeted, publicly announced auction was not advisable because of UICI’s highly specialized business, and the potentially adverse, disruptive impact that premature public disclosure of a possible transaction could have on its agency force. New Vernon Capital believed that the strategic assessment process undertaken was designed to produce a transaction that would maximize the value paid for UICI. In this regard, New Vernon Capital observed and advised the UICI board that it believed that the strategic assessment process created the dynamics necessary to maximize the value received for UICI in a sale of the Company or other strategic transaction. New Vernon Capital based this determination on the following key observations:

•	Given UICI’s highly specialized business, New Vernon Capital noted that there were only a limited number of potential strategic partners with both the business fit and financial ability to acquire the Company. Beginning in 2004, four potential strategic partners were contacted. New Vernon Capital believed that these were the companies with the most likely strategic interest in UICI and the financial capability to execute the transaction. Each of these potential partners received extensive business and financial information regarding UICI and met with management. Indications of interest were requested by October 25, 2004. While each of the parties expressed initial interest, none of the contacted parties ultimately pursued the opportunity.

•	Beginning in April 2005, at the direction of management, a new process of contacting potential partners was undertaken, with an emphasis on private equity investors. Initially, three large private equity firms were contacted. Eventually, the process was expanded to include three additional large private equity firms, including The Blackstone Group.

•	In addition, the four strategic buyers originally contacted in the fall of 2004 were again invited to review UICI as a potential partner. Extensive discussions were held throughout the months of June and July with each of these parties. New Vernon Capital noted that no strategic buyers expressed interest in exploring a transaction with UICI. New Vernon Capital believed the lack of interest on the part of a strategic partner created a significant constraint on the ultimate price received.

•	From a valuation perspective, New Vernon Capital considered that virtually all potential buyers with sufficient business interest and financial capability were contacted as part of the strategic assessment process. Each of the potential partners was provided access to the information necessary to determine whether to pursue a transaction with UICI.
      Consequently, New Vernon Capital concluded that the strategic assessment process created the dynamics necessary to maximize the value received for UICI in a sale of the Company or other strategic transaction.
      Scope of Advice and Compensation for New Vernon Capital. The foregoing summary described the material analyses undertaken and performed by New Vernon Capital but does not purport to be a complete description of the analyses performed. The preparation of a fairness opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, New Vernon Capital considered the results of its analyses as a whole including analyses it performed that are similar to those described on pages 44 to 52 and did not seek to assign particular weights to any particular analysis or factor considered. In performing its review and analyses, New Vernon Capital made numerous assumptions, many of which are beyond the control of UICI, related to industry performance, general business and economic conditions and other matters.
      The merger consideration was determined through arms-length negotiations between UICI and Blackstone and was approved by UICI’s board of directors. New Vernon Capital provided advice to UICI’s board of directors during the course of these negotiations but did not recommend any specific merger consideration to UICI and did not advise UICI that any specific merger consideration constituted the only appropriate merger consideration for the merger. New Vernon Capital’s opinion and its presentation to the UICI board of directors was only one of many factors taken into consideration by UICI’s board of directors in determining to approve the merger.
      UICI selected New Vernon Capital as its financial advisor in connection with the proposed transaction based on the reputation of its principals and their historical relationship and familiarity with UICI and its business. New Vernon Capital is a financial services boutique that provides financial and investment advisory services to small and mid-size corporations, family investment offices and high net worth individuals. The two senior principals of New Vernon Capital have a combined 50 years of experience in the investment banking and securities brokerage business. Prior to forming New Vernon Capital, they were both executive officers of a large U.S. investment bank. New Vernon currently manages a number of equity-oriented hedge funds with total assets in excess of $800 million.
      Under the terms of its engagement letter, New Vernon Capital provided UICI financial advisory services and a fairness opinion in connection with the merger. UICI agreed to pay New Vernon Capital an advisory fee of $100,000. In addition, UICI has agreed to pay New Vernon Capital a fee of approximately $8.6 million for its services, less the foregoing advisory fee, one-third of which was paid upon the filing of a Form A with Oklahoma and Texas regulatory authorities, and the balance of which will become payable upon completion of the merger.
      UICI has also agreed to reimburse New Vernon Capital for its fees and expenses incurred in performing its services and to indemnify New Vernon Capital and related persons against various liabilities, including certain liabilities under the federal securities laws, related to, arising out of or in connection with New Vernon Capital’s engagement.
      In the ordinary course of its business, an insurance subsidiary of UICI has invested $10 million as a limited partner in an $800 million investment fund, of which an affiliate of New Vernon Capital is the general partner and serves as investment manager. New Vernon Capital and its affiliates may in the future provide financial advisory services to UICI, The Blackstone Group, Goldman, Sachs & Co., DLJ Merchant Banking Partners and their respective affiliates, for which it may receive compensation.
Financial Projections
      We do not as a matter of course make public projections as to our future performance or earnings. However, in connection with the discussions concerning the merger, we furnished to Blackstone certain financial forecasts prepared by our management that were based upon our expected performance through 2009. The forecasts included (1) revenue projections for fiscal years 2005 through 2009 of $2,187 million, $2,286 million, $2,506 million $2,813 million and $3,191 million, respectively and (2) projections of operating income from continuing operations of $196 million, $202 million, $216 million, $249 million and $285 million, respectively, over the same periods.
      Important Information about the Projections. The projections referred to above were not prepared with a view to public disclosure and are included in this document only because this information was made available to Blackstone. The projections were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Neither our independent auditor, nor any other independent accountant has compiled, examined or performed any procedures with respect to the projections. The projections represented our management’s best estimates as of July 5, 2005, and do not reflect events after that date. While presented with numeric specificity, the projections reflect numerous assumptions made by our management with respect to industry performance, general business, economic, market and financial conditions, including assumed effective interest rates and effective tax rates consistent with historical levels for us, all of which are difficult to predict, many of which are beyond our control and none of which was subject to approval by Blackstone. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. Except to the extent required under applicable laws, we do not intend to make publicly available any update or other revisions to the projections to reflect circumstances existing after the date of the preparation of the projections. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 26.
Interests of Directors and Executive Officers in the Merger
      In considering the recommendation of our board of directors to vote for the proposal to adopt the merger agreement, you should be aware that members of our board of directors and certain of our executive officers have agreements or arrangements that provide them with interests in the merger that are different from or in addition to the interests of our stockholders. Our board of directors specifically reviewed these interests during deliberations with respect to the merger and in deciding to recommend that you vote for the adoption of the merger agreement.
      For a discussion of the ownership of our capital stock and options by our directors and executive officers, see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 84.

Employment Agreements
      Under the terms of employment commitment agreements requested by and negotiated with The Blackstone Group after the key terms of the merger were agreed upon, if the merger is completed, Timothy L. Cook, William J. Gedwed, Mark D. Hauptman, Troy A. McQuagge, Phillip Myhra, James N. Plato and William Truxal (which we refer to as the continuing executives) will continue to serve in each of their respective positions and will receive an annual base salary in an amount not less than their respective base salary immediately before the merger. Each of the continuing executives will be eligible for an annual bonus ranging from a target of 50% to 100% of annual base salary and a maximum of 75% to 200% of annual base salary, as the case may be. Each of the continuing executives will also be entitled to new equity award grants and participation in employee benefit plans and (other than Mr. Cook) has agreed to retain all or a portion of his respective UICI equity and equity-based awards.
      In addition, under the terms of their employment commitment agreements, the continuing executives are entitled to severance payments in the event of their termination of employment in certain specified circumstances. The continuing executives would be entitled to receive severance equal to two times the executive’s base salary plus target bonus payable in monthly installments, continuation of welfare benefits for two years, as well as a pro-rata bonus, based on the executive’s target bonus, if such termination occurs after the last day of the first quarter of the applicable fiscal year. The parties are finalizing employment agreements providing for the foregoing, as well as full change-of-control parachute excise tax gross up protection on all payments and benefits due to the executive, including such payments and benefits due to the executive in connection with the merger; provided, however, that following a change of control of UICI (other than the merger), the surviving corporation will be entitled to reduce the executive’s payments (but not by more than 10%) if the reduction would allow the avoidance of the imposition of any excise tax associated with the change of control. In addition, each of the executive officers has agreed to two-year post-termination non-competition and non-solicitation covenants.
      Glenn W. Reed, our Executive Vice President and General Counsel, is in discussions with the Company with respect to his employment with the surviving corporation following completion of the merger. Based on these discussions, Mr. Reed may invest all or a portion of the cash payment (subject to any applicable withholding taxes) he receives in connection with the vesting and cancellation of his outstanding options to purchase shares of UICI granted under our benefit plans.

Certain Other Employees
      Under the terms of their employment commitment agreements, if the merger is completed, certain UICI employees other than Messrs. Cook, Gedwed, Hauptman, McQuagge, Myhra, Plato and Truxal, including members of our senior management team, will continue to serve in their respective positions and will receive an annual base salary, which will not be less than the employee’s base salary immediately before the merger. These employees will be eligible for an annual bonus ranging from a target of 35% to 50% of annual base salary and a maximum of 65% to 100% of annual base salary, as the case may be. Furthermore, these employees will also be entitled to receive new equity award grants and participate in employee benefit plans.
      Upon termination of employment in certain specified circumstances, these employees are entitled to receive severance payments equal to one or two times the employee’s base salary plus target bonus payable in monthly installments, depending upon the employee’s particular position with the surviving corporation; continuation of welfare benefits for one or two years, depending upon the employee’s particular position with the surviving corporation; as well as a pro-rata bonus, based on his or her target bonus, if such termination occurs after the last day of the first quarter of the applicable fiscal year. The parties are finalizing employment agreements providing for the foregoing, as well as full change of control parachute excise tax gross up protection on all payments and benefits due to the employee, including such payments and benefits due to the employee in connection with the merger; provided, however, that following a change of control of UICI (other than the merger), the surviving corporation will be entitled to reduce the executive’s payments (but not by more than 10%) if the reduction would allow the avoidance of the imposition of any excise tax associated with the change of control. Further, each of these employees has agreed to one or two-year post-termination non-competition and non-solicitation covenants, the duration of which coincides with the term during which they will be entitled to receive severance payments.

UICI Success Bonus Award Plan
      On September 14, 2005, our board of directors adopted the UICI Success Bonus Award Plan as an employee incentive and retention program to help retain and provide an incentive to employees (including executive officers) who are key to a successful completion of the merger.
      Under the terms of the UICI Success Bonus Award Plan, a participant will be entitled to receive his or her award if the participant continues to be employed by us or any of our subsidiaries through the date of completion of any transaction resulting in a change of control of UICI (including the merger). If a participant ceases to be employed before that date, he or she will not be entitled to an award, unless the Compensation Committee determines otherwise. If the merger (or another transaction that would qualify as a change of control under the plan) is not completed before June 30, 2006, participants will not be entitled to receive awards under the plan.
      Awards under the UICI Success Bonus Award Plan will be payable 60% on the date of completion of any transaction resulting in a change of control of UICI (including the merger) and the remaining 40% will be payable on a date that is not later than 180 days following completion of any transaction resulting in a change of control of UICI (including the merger). If a participant’s employment is terminated as a result of his or her death or disability, the participant or his or her designated beneficiary will be entitled to receive 75% of the amounts to which the participant otherwise would have been entitled. The continuing executives collectively are eligible to receive 73% of the bonus pool, or approximately $14.7 million, of which approximately $12.4 million has been allocated as described below.
      The total pool available for award to participants under the plan is estimated to be $20.3 million. In accordance with the terms of the plan, on November 1, 2005 the Committee designated participants in the plan and awarded success bonuses to be paid to such participants at the times and in the manner as prescribed by the plan. Designated participants under the plan included William J. Gedwed, Glenn W. Reed, Phillip J. Myhra, Troy A. McQuagge and William J. Truxal, who were allocated success bonuses in the amounts of $2,026,490, $2,533,113, $3,378,160, $3,378,160 and $1,126,728, respectively. The remaining portion of the pool (approximately $7.8 million) was allocated among seven additional designated participants. Certain of these plan participants have advised us that they intend to invest all or a portion of their success bonus award in the surviving corporation in exchange for class A-1 common stock.

UICI Director and Employee Stock Options and Restricted Shares
      Immediately before the completion of the merger, each outstanding option to purchase shares of UICI common stock granted under our benefit plans will become fully vested, and except with respect to those options that will be retained by certain continuing executives, each option will be cancelled and converted into a right to receive a payment from the surviving corporation (subject to any applicable withholding taxes) equal to the difference between $37.00 and the exercise price for the option multiplied by the number of shares subject to such option, to the extent the difference is a positive number. As of the record date for the special meeting, the aggregate number of shares of stock subject to unvested stock options held by the continuing executives as a group and our non-employee directors as a group is approximately 447,030 and 5,351, respectively, and the number of such shares of stock subject to unvested stock options that will be in-the-money (i.e., the merger consideration will exceed the applicable exercise price per share of the stock option) is approximately 447,030 and 5,351. The weighted average exercise prices of these 447,030 and 5,351 options are approximately $26.43 and $14.05, respectively.
      Immediately before the completion of the merger, the forfeiture provisions of each then outstanding restricted share issued under our employee benefit plans will lapse. At the completion of the merger, each holder of restricted shares will be treated as a holder of the corresponding number of shares of common stock and in the same manner as other outstanding common shares issued and outstanding immediately before the merger was completed, except with respect to those shares that will be retained by certain members of senior management described above. As of the record date for the special meeting, the aggregate number of restricted shares held by our continuing executives and our non-employee directors as a group is approximately 12,000 and -0-, respectively.

Indemnification and Insurance
      The merger agreement provides that the certificate of incorporation of the surviving corporation will contain provisions no less favorable with respect to indemnification of the directors, officers, employees, fiduciaries and agents of us and our subsidiaries than those set forth in our current bylaws. For a period of six years following the effective time of the merger, the indemnification provisions in the certificate of incorporation of the surviving corporation will not be amended or repealed in any manner adverse to persons entitled to rights under those provisions on or before the effective time of the merger.
      The surviving corporation has also agreed to indemnify, to the fullest extent permitted by applicable law and to the extent required by our certificate of incorporation and bylaws and any contract in effect as of the date of the merger agreement, each present and former director and officer of UICI and each of our subsidiaries, against all expenses, losses and liabilities incurred in connection with any claim, proceeding or investigation arising out of any action or failure to take action by such person in their capacity as a director or officer of UICI or any of our subsidiaries occurring at or before the effective time of the merger.
      The merger agreement also requires the surviving corporation to either:

•	obtain “tail” directors’ and officers’ indemnification insurance policies in an amount and a scope at least as favorable as our existing policies and with a claims period of at least six years from the effective time of the merger for claims arising from facts or events that occurred at or before the effective time of the merger; or

•	maintain in effect, for a period of six years after the effective time of the merger, our current directors’ and officers’ liability insurance policies with respect to matters occurring before the effective time of the merger or substitute policies of at least the same coverage and amount and containing terms and conditions no less advantageous to the officers and directors than our existing policies, subject to a maximum annual premium of 200% of our current premium. If the annual premium of insurance coverage exceeds 200% of our current annual premium, the surviving corporation is required to obtain a directors’ and officers’ indemnification policy with the greatest coverage available at an annual premium equal to 200% of our current annual premium.
      The director and officer indemnification and insurance obligations described above must be assumed by a successor entity to the surviving corporation as result of any consolidation, merger or transfer of 50% or more of its properties or assets.
      Composition of the Board of Directors and Executive Management of the Surviving Corporation

Board of Directors
      We expect that the board of directors of the surviving corporation immediately after completion of the merger will consist of the individuals set forth below. In addition, we expect that up to three additional directors may be elected to the board of directors to the extent we deem them necessary or advisable. Delaware law permits the certificate of incorporation to confer voting powers on some directors that are greater than or less than voting powers of other directors. Pursuant to the certificate of incorporation of the surviving corporation (the form of which is attached as Annex B to this document) and the stockholders agreement (the form of which is attached as Exhibit 4.1 to the registration statement of which this proxy statement/ prospectus is a part), immediately following the merger, Messrs. Chu and Kabaker (the designees of The Blackstone Group), are expected to hold a majority of the total number of votes conferred upon all directors.
      William J. Gedwed (age 50) has served as a director of UICI since June 2000 and as President and Chief Executive Officer since July 1, 2003. Mr. Gedwed was elected Chairman of the Board of UICI in September

2005. Mr. Gedwed also currently serves as Chairman and Director of The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee, The Chesapeake Life Insurance Company and Fidelity First Insurance Company (subsidiaries of the Company). Mr. Gedwed currently serves as a Director of NMC Holdings, Inc. and Motor Club Investors Inc. He also served as a director and/or executive officer of other subsidiaries of NMC Holdings, Inc. until December 2005.
      Chinh E. Chu (age 39) is a Senior Managing Director of The Blackstone Group LP, which he joined in 1990. Mr. Chu received a BS in Finance from the University of Buffalo, where he graduated summa cum laude. He currently serves as a director of Celanese Corporation, Nalco Holdings LLC, SunGard Data Systems, Inc., Graham Packaging Holdings Company and Financial Guaranty Insurance Company.
      Matthew Kabaker (age 29) is a Principal of The Blackstone Group LP, which he joined in 1998. Mr. Kabaker received a BA in Philosophy, Politics & Economics from the University of Pennsylvania, where he graduated summa cum laude and was elected to Phi Beta Kappa.
      Adrian M. Jones (age 41) has been a Managing Director of Goldman, Sachs & Co. since 2002. Mr. Jones joined Goldman, Sachs & Co.’s Investment Banking Division in 1994 and moved to its Merchant Banking Division in 1998. Before joining Goldman Sachs, Mr. Jones served as a lieutenant in the Irish Army and worked at Bank of Boston. Mr. Jones earned a BA from University College Galway, an MA in Economics from University College Dublin and an MBA from Harvard Business School. Mr. Jones currently serves on the boards of directors of Burger King Corporation, Autocam Corporation and Signature Hospital Holdings.
      Nathaniel Zilkha (age 30) has been a Vice President of Goldman, Sachs & Co., since 2004. For the last five years, he has worked in the Principal Investment Area of Goldman, Sachs & Co., where he focuses on investments in Healthcare Services, Life Sciences and Medical Devices. He earned a BA from Princeton University. Mr. Zilkha currently serves on the boards of directors of XLHealth Corporation and Diveo Broadband Networks, Inc.
      Kamil M. Salame (age 37) is a partner of DLJ Merchant Banking Partners, the leveraged buyout business of Credit Suisse’s asset management business. Mr. Salame joined DLJ Merchant Banking Partners in 1997. Previously, he was a member of DLJ’s Leveraged Finance Group. Mr. Salame is a director of Aspen Insurance Holdings Limited, Montpelier Re Holdings Limited, Merrill Corporation, Professional Career Development Institute, LLC and US Express Leasing, Inc. Mr. Salame received a JD from Columbia Law School, an MBA from Columbia Business School and a BS from Georgetown University.

Executive Officers
      The merger agreement provides that the officers of UICI immediately before the effective time will be the officers of the surviving corporation immediately after the effective time. We expect that UICI’s current executive officers generally will continue to hold such offices in the surviving corporation immediately before the effective time and will be the executive officers of the surviving corporation immediately following the merger. See “Interests of Directors and Executive Officers in the Merger — Employment Agreements” beginning on page 60. You can find information about our current executive officers in UICI’s Annual Report on Form 10-K for the year ended December 31, 2004 and UICI’s proxy statement for its 2005 annual meeting of stockholders. See “Where You Can Find More Information” beginning on page 109.
Voting and Non-Compete Agreements
      In connection with the execution of the merger agreement, certain stockholders who are members of the family of the late Ronald L. Jensen (our founder and former Chairman of the Board) entered into a voting agreement, dated as of September 15, 2005, with the Merger Cos. Pursuant to the voting agreement, those persons and their permitted transferees have agreed, among other things, to vote their UICI common shares in favor of adoption of the merger agreement, against a competing proposal and against any action intended to result in any condition to the closing of the merger not being fulfilled. The stockholders who are parties to the voting agreement and their permitted transferees who agreed to be bound by the terms of the voting agreement beneficially own approximately 28% of our outstanding common shares. The voting agreement terminates upon the occurrence of certain events, including if the merger agreement is terminated.

      These stockholders also executed agreements with UICI, dated September 15, 2005 and effective upon completion of the merger, which provide that each stockholder will not compete with UICI in North America or solicit any employee or exclusive consultant or independent contractor of UICI for a period of three years from the effective time of the merger, subject to the terms thereof. The voting agreement and the non-compete agreements are filed as Exhibits 99.1 and 10.1 through 10.6, respectively, to the Form 8-K filed by UICI on September 20, 2005 and are incorporated by reference into this document.
Governmental and Regulatory Approvals
      We and the other parties to the merger agreement have agreed to use our reasonable best efforts to complete the transactions contemplated by the merger agreement as promptly as practicable, including obtaining all necessary actions or non-actions, waivers, consents, clearances and approvals from governmental entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain these approvals. The completion of the transactions contemplated by the merger agreement depends upon the receipt of insurance regulatory approvals in the states of Texas and Oklahoma and in Turks and Caicos, and upon the expiration or early termination of all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the HSR Act).
      The merger cannot proceed in the absence of the requisite regulatory approvals. We cannot assure you whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you of the date of receipt of any of these approvals, the absence of any litigation challenging them or the conditions that such approvals might include. There can likewise be no assurance that U.S. federal or state or foreign regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. We are not aware of any other material governmental approvals or actions that are required before the parties’ completion of the merger other than those described above. The filing of these applications and notices has been, or will promptly be, completed. While we believe that the requisite regulatory approvals for the merger will be received, there can be no assurances when or if they will be obtained, whether the regulatory approvals will contain satisfactory terms or whether there will be litigation challenging these approvals.

Insurance Regulatory Authorities
      The insurance laws and regulations of all 50 U.S. states and the District of Columbia generally require that, before the acquisition of an insurance company, either through the acquisition of or merger with the insurance company or a holding company of that insurance company, domiciled in that jurisdiction, the acquiring company must obtain the approval of the insurance commissioner of that jurisdiction. In connection with this state approval process, the necessary applications have been made with the insurance commissioners of Oklahoma and Texas, the domiciliary states of UICI’s U.S. insurance company subsidiaries.
      In addition, the insurance laws and regulations of certain U.S. states require that, before an acquisition of an insurance company doing business in that state or licensed by that state (or the acquisition of its holding company), a notice filing disclosing certain market share data in the applicable jurisdiction must be made and an applicable waiting period must expire or be terminated. These filings have been or will be made as necessary. Furthermore, applications or notifications have been or will be filed with one or more foreign regulatory authorities in connection with the changes in control that may be deemed to occur as a result of the merger.
      Although we do not expect these regulatory authorities to raise any significant concerns in connection with their review of the merger, there is no assurance that we will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on UICI.
      Other than the filings described above, we are not aware of any regulatory approvals to be obtained, or waiting periods to expire, to complete the merger. If the parties discover that other approvals or waiting periods are necessary, they will seek to obtain or comply with them. If any approval or action is needed, however, we may not be able to obtain it or any of the other necessary approvals. Even if we could obtain all necessary approvals, and the merger agreement is approved by the UICI stockholders, conditions may be placed on the merger that could cause us to abandon it.

U.S. Antitrust Authorities
      The transactions contemplated by the merger agreement are subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that certain acquisition transactions may not be completed until specified information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (the “FTC”), and until certain waiting periods have been terminated or expired. The HSR Act provides for an initial 30 calendar day waiting period following the necessary filings by the parties to the merger. The Notification and Report Forms were filed with the FTC and the Antitrust Division on November 2, 2005. On November 14, 2005 the FTC granted early termination of the waiting periods applicable to the merger.
      At any time before or after the merger is completed, the FTC, the DOJ or others, including state attorneys general and state insurance regulatory authorities could take action under the antitrust laws with respect to the merger as deemed necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger or to approve the merger conditionally upon the divestiture of certain assets or business. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. As in any transaction, we cannot assure you that an antitrust challenge to the merger will not be made and, if such a challenge is made, we cannot predict the result.
Appraisal Rights
      Under Section 262 of the DGCL, record holders of shares of our common stock are entitled to appraisal rights in connection with the merger and to receive, in lieu of the merger consideration, payment in cash for the fair value of their common stock of the Company as determined by the Delaware Court of Chancery. The appraised value of the shares will not include any value arising from the merger.
      The following summary of the provisions of Section 262 of the DGCL is not a complete statement of the provisions of that section and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached to this document as Annex E and is incorporated into this summary by reference.
      Under Section 262, we are required to notify each of our stockholders entitled to appraisal rights that appraisal rights are available at least 20 days before the meeting of stockholders. This document constitutes our notice to holders of our common stock of their right to exercise appraisal rights. Failure to comply with the procedures set forth in Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights.
      A vote against the adoption of the merger agreement or an abstention will not constitute a demand for appraisal. Holders of our common stock wishing to exercise the right to dissent from the merger and seek an appraisal of their shares must take the following actions:

•	not vote in favor of the merger agreement, or vote against the merger agreement proposal or abstain if voting by proxy;

•	file written notice with us of an intention to exercise rights of appraisal of their shares before the special meeting; and

•	follow the procedures set forth in Section 262.
      Voting “for” the adoption of the merger agreement will constitute a waiver of your appraisal rights. A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to: UICI, Attention: Corporate Secretary, 9151 Grapevine Highway, North Richland Hills, Texas 76180-5605.
      The shares of our common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the dissenting shares.

      Within ten days after the effective date of the merger, the surviving corporation must mail a notice to all stockholders who filed a written notice of their intention to exercise appraisal rights in compliance with Section 262 notifying those stockholders of the effective date of the merger. Within 120 days after the effective date of the merger, holders of dissenting shares may file a petition in the Delaware Court of Chancery for the appraisal of their shares, although they may, within 60 days after the effective date, withdraw their demand for appraisal. Within 120 days after the effective date of the merger, the holders of dissenting shares may also, upon written request, receive from the surviving corporation a statement setting forth the aggregate number of shares with respect to which demands for appraisal have been received.
      Appraisal rights are available only to the record holders of shares. If you wish to exercise appraisal rights but have a beneficial interest in shares held of record by or in the name of another person, such as a broker, bank or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.
      Dissenting shares lose their status as dissenting shares if:

•	the merger is abandoned;

•	the stockholder fails to make a timely written demand for appraisal;

•	neither the Company nor the stockholder files a petition in the Delaware Court of Chancery demanding a determination of the value of the stock within 120 days after the effective date of merger; or

•	the stockholder delivers to us, within 60 days after the effective date of the merger, or thereafter with our approval, a written withdrawal of the stockholder’s demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court.
      Failure to follow the procedures required by Section 262 of the DGCL for perfecting appraisal rights is likely to result in the loss of appraisal rights. If a holder of dissenting shares withdraws its demand for appraisal or has its appraisal rights terminated as described above, such holder will only be entitled to receive the merger consideration for those shares pursuant to the terms of the merger agreement.
      If you hold your shares of the Company’s common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.
Accounting Treatment
      For financial reporting purposes, the merger will be accounted for as a leveraged recapitalization, pursuant to which the historical bases of UICI’s assets and liabilities will be preserved following the merger.

Litigation Concerning the Merger
      Beginning on September 15, 2005, the Company and individual members of its board of directors were named as defendants in a number of purported class action suits filed in state court in Dallas County, Texas, Tarrant County, Texas and Oklahoma County, Oklahoma alleging breach of fiduciary duty in connection with the proposed acquisition of the Company by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners. Plaintiffs in certain of the actions have also named The Blackstone Group as a defendant, alleging that it aided and abetted the UICI directors’ purported breach of fiduciary duty. The petitions generally challenge the price to be paid in the proposed transaction, the expected participation of current UICI management, employees and agents in the proposed transaction and the process leading up to the transaction. The petitions generally seek unspecified compensatory monetary damages and injunctive relief to enjoin the transaction as well as attorney’s fees.
      All of the cases initially filed in Dallas County, Texas have been consolidated for all purposes in the matter In re: UICI Shareholders Litigation, pending in the District Court of Dallas County, Texas, 101st Judicial District, as Case No. 05-09693. One case initially filed in Tarrant County, Texas (Bauer v. William J. Gedwed, filed in the District Court of Tarrant County, Texas, 236th Judicial District, Case No. 236-21443-05) was voluntarily dismissed in Tarrant Count, Texas, re-filed in Dallas County, Texas, and consolidated with the In re: UICI Shareholders Litigation matter pending in Dallas County, Texas. The cases filed in Oklahoma County, Oklahoma have been consolidated for all purposes in the matter Scott v. UICI, et. al., pending in the District Court of Oklahoma County, State of Oklahoma, Case No. CJ-2005-7731. This Oklahoma consolidated action has been stayed by agreement of the parties. Plaintiffs in a pending shareholder derivative action (In re: UICI Derivative Litigation, in the District Court of Tarrant County, Texas, 352nd Judicial District, Lead Cause No. 352-206106-04) filed an amended petition asserting similar claims to those asserted in In re: UICI Shareholders Litigation. Those claims have been severed from the derivative claims and are stayed.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
      The following is a general discussion of certain material United States federal income tax consequences of the merger to U.S. holders of our common stock. We base this summary on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to herein as the Code, applicable current and proposed Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.
General
      For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of our common stock who or that is:

•	a citizen or resident of the United States for federal income tax purposes;

•	a corporation or other entity taxable as a corporation for federal income tax purposes, created or organized under the laws of the United States or any state or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or

•	an estate, the income of which is subject to United States federal income tax regardless of its source.
      If a partnership holds shares of our common stock, the tax treatment of a partner will depend on the status of the partners and the activities of the partnership. If a U.S. holder is a partner in a partnership holding our common stock, the U.S. holder should consult its tax advisors.
      This discussion assumes that you hold the shares of our common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income tax laws that may be relevant to you in light of your personal investment circumstances, nor does it address your tax consequences if you are subject to special treatment under United States federal income tax law (including, for example, insurance companies, tax-exempt organizations, financial institutions, mutual funds or stockholders who acquired their shares of our common stock through the exercise of employee stock options or other compensation arrangements or through our employee stock purchase plan) or stockholders who receive cash in the merger and also will actually or constructively own shares of class A-1 or class A-2 common stock after the merger. In addition, this discussion does not address any tax considerations under state, local or foreign laws or United States federal laws other than those pertaining to United States federal income taxes that may apply to you. We urge you to consult your own tax advisor to determine the tax consequences to you, including the impact of any state, local or foreign income or other tax laws, of the receipt of cash in exchange for our common stock pursuant to the merger or of the receipt of shares of class A-1 common stock of the surviving corporation (if you are a member of senior management who has elected to retain equity in the surviving corporation) or shares of class A-2 common stock (if you are an independent insurance agent who holds shares through the agent stock accumulation plans).
      The receipt of cash in the merger by U.S. holders of our common stock will be a taxable transaction for United States federal income tax purposes. Generally, for United States federal income tax purposes, a U.S. holder of our common stock who receives cash merger consideration will recognize gain or loss equal to the difference between:

•	the amount of cash received in exchange for such common stock; and

•	the U.S. holder’s adjusted tax basis in such common stock.
      If the holding period in our common stock surrendered in the merger is greater than one year as of the date of the merger, the gain or loss will be long-term capital gain or loss. The deductibility of a capital loss recognized in the merger is subject to limitations under the Code. Certain U.S. holders, including individuals, are eligible for preferential rates of United States federal income tax in respect of long-term capital gains. If you acquired different blocks of our common stock at different times and different prices, you must determine your adjusted tax basis and holding period separately with respect to each block of common stock.
      Under the Code, you may be subject to information reporting on the cash received in the merger. Backup withholding will also apply with respect to the amount of cash received in the merger unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.
Tax Impact on Holders of our Common Stock Through Stock Accumulation Plans and Members of Senior Management Electing to Retain Equity Ownership into the Surviving Corporation
      The receipt of (or reclassification of shares of UICI common stock as) shares of class A-1 or class A-2 common stock of the surviving corporation should not be a taxable transaction. In general, for United States federal income tax purposes, a U.S. holder of our common stock whose shares are converted or reclassified will not recognize gain or loss and will retain the same basis and holding period in the class A-1 or class A-2 shares as they had in their shares of our common stock.

THE MERGER AGREEMENT
      The following discussion summarizes material provisions of the merger agreement, a copy of which is attached as Annex A to this document and is incorporated herein by reference. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. We urge you to read the merger agreement carefully and in its entirety, as well as this document, before making any decisions regarding the merger.
      On September 15, 2005, UICI entered into an Agreement and Plan of Merger, which we refer to herein as the merger agreement, with Premium Finance LLC, which we refer to herein as SibCo 1, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc.
Form and Effective Time of the Merger
      Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc., which we refer to collectively herein as the Merger Cos, will merge with and into UICI. At the effective time of the merger, the separate corporate existence of each Merger Co will cease and UICI will continue its corporate existence under Delaware law as the surviving corporation in the merger.
      The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by SibCo 1 and UICI and as specified in the certificate of merger.
Consideration to be Received in the Merger
      Each share of our common stock outstanding immediately before the effective time of the merger (other than shares of our common stock held by certain members of our senior management, insurance agents pursuant to agent stock accumulation plans and dissenting stockholders) will be converted into the right to receive $37.00 in cash, without interest. If the merger is completed, certain shares of our common stock held by the members of our senior management who have executed employment commitment agreements (which shares comprised less than 1% of our outstanding shares as of the record date of the special meeting) will be retained by those members of our senior management and will remain outstanding, but will be renamed class A-1 common stock of the surviving corporation. Shares of UICI common stock held pursuant to UICI agent stock accumulation plans at the time of the merger by independent insurance agents associated with the UGA-Association Field Services or Cornerstone America marketing divisions of UICI will be exchanged on a share-for-share basis for shares of class A-2 common stock of the surviving corporation. Shares held in these agent stock accumulation plans comprised approximately 6.9% of our outstanding shares as of the record date of the special meeting. See “Description of Capital Stock of the Surviving Corporation” beginning on page 98.
      You have the right to dissent from the merger and seek appraisal of your shares. In order to assert appraisal rights, you must comply with the requirements of Delaware law as described under “The Merger — Appraisal Rights” beginning on page 65.
Procedure for Exchange of Certificates
      At the effective time of the merger, the surviving corporation in the merger will deposit with a bank or trust company appointed by SibCo 1 and reasonably acceptable to UICI (which we refer to herein as the paying agent) cash in an amount sufficient to pay the aggregate cash consideration and certificates representing the shares of the new class A-1 common stock and class A-2 common stock issuable at the effective time of the merger, in each case in exchange for the surrender of certificates formerly representing UICI common stock.
      As soon as practicable after the effective time of the merger, the surviving corporation will instruct the paying agent to mail to each UICI stockholder of record a letter of transmittal specifying, among other things, instructions for effecting the surrender of stock certificates in exchange for the merger consideration. Upon the proper surrender of UICI stock certificates, together with a properly completed letter of transmittal, the holder of such stock certificate will be entitled to receive in exchange therefor either (i) with respect to UICI common stock other than management and agent shares to be rolled over, the cash consideration in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive or (ii) with respect to the agent shares to be rolled over, a book-entry account statement reflecting ownership of (or, if requested, a stock certificate representing) that number of shares of new common stock into which their shares of UICI common stock are converted in accordance with terms of the merger agreement. No interest will be paid or accrued on any cash amount payable upon due surrender of stock certificates.
Treatment of Stock Options, Restricted Shares and Share Credits
      Each outstanding option to purchase UICI common stock pursuant to Company employee benefit plans will become fully vested and exercisable and, except for options rolled over by certain members of our senior management who have executed employment commitment agreements, the holder of such option will receive an amount (subject to any applicable withholding tax) in cash equal to the difference between $37.00 and the exercise price per share, to the extent such difference is a positive number (with the aggregate amount rounded up to the nearest whole cent). Each outstanding and unexercised UICI stock option that is not retained by senior management will be canceled or cashed out and the holders thereof will have no further rights.
      Immediately before the effective time, all forfeiture provisions applicable to restricted shares issued pursuant to UICI’s employee benefit plans (or under any individual agreement with an employee or current or former director) will lapse to the extent such forfeiture provisions have not previously lapsed in accordance with the terms of the plans (or the terms of any individual agreement). Each holder of restricted shares will be treated as a holder of the corresponding number of shares of common stock at the effective time in the same manner as other outstanding common shares issued and outstanding immediately before the effective time.
      Each holder of each awarded and allocated share equivalent credit outstanding as of the effective time pursuant to the terms of UICI’s phantom share plans will receive at such time as such award would have become fully vested and nonforfeitable pursuant to the terms of the applicable phantom share plans as in effect as of the date of the merger agreement, an amount (subject to any applicable withholding tax) in cash equal to the number of shares subject to such awards held by such holder multiplied by $37.00 per share. To the extent we have not previously done so, as applicable, immediately before the effective time, we will reallocate all “forfeiture credits” to participants who remain in the phantom share plans on a pro rata basis, as provided for under the terms of such phantom share plans.
Directors and Executive Officers of UICI Post-Closing
      The directors of the Merger Cos at the effective time of the merger will be the directors of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal. The officers of the surviving corporation at the effective time of the merger will be the officers of the surviving corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.
Dropdown and Assignment of Rights under Debt Financing
      Before the effective time of the merger, we will form a wholly-owned limited liability company, which will concurrently with or immediately after the effective time of the merger assume all of our assets and liabilities that may be transferred by us without obtaining consents or authorizations from any third party or governmental entity. At the effective time of the merger, each SibCo will assign to this new limited liability company any and all of their rights and obligations pursuant to the debt financing described under “— Financing” below.

Representations and Warranties
      The merger agreement contains customary representations and warranties made by UICI, on the one hand, and the SibCos and Merger Cos, on the other hand, to each other, that are subject, in some cases, to specified exceptions and qualifications.
      UICI’s representations and warranties relate to, among other things:

•	corporate organization, power, qualification and similar corporate matters;

•	authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental entities relating to, the merger agreement and related matters;

•	capitalization;

•	subsidiaries;

•	documents filed with government entities, such as the SEC, and the accuracy of information contained in those documents;

•	financial statements, reserves, financial strength ratings, reinsurance and the absence of undisclosed liabilities;

•	absence of a material adverse effect since June 30, 2005;

•	operation in the ordinary course of business between January 1, 2005 and the date of the merger agreement;

•	legal proceedings;

•	certain material contracts;

•	matters relating to employees, labor matters, the Employee Retirement Income Security Act of 1974 and employment agreements;

•	filing of tax returns, payment of taxes and other tax matters;

•	environmental matters;

•	intellectual property;

•	title to property;

•	permits, licenses, compliance with applicable laws and agreements with regulatory agencies;

•	takeover statutes;

•	interested party transactions;

•	insurance;

•	receipt of fairness opinions from financial advisors;

•	the accuracy of information supplied in connection with this document;

•	certain other regulatory matters, including with respect to the Bank Holding Company Act of 1956; and

•	brokers’ and finder’s fees.

      The representations and warranties of the SibCos and the Merger Cos relate to, among other things:

•	corporate organization, power, qualification and similar corporate matters;

•	authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental entities relating to, the merger agreement and related matters;

•	legal proceedings;

•	disclosure documents, documents filed with governmental entities and the accuracy of information contained in those documents;

•	capital resources; and

•	interim operations of each Merger Co.
      The representations and warranties of each of the parties to the merger agreement will expire upon the effective time of the merger.
Conduct of Business Pending the Merger
      Under the merger agreement, we have agreed that, subject to certain exceptions, we will conduct our operations only in the ordinary course of business consistent with past practice and use reasonable best efforts to maintain and preserve intact our business organization, including the services of our key employees and the goodwill of our customers, agents, distributors, suppliers, reinsurers and other persons with whom we have business relationships. We have also agreed that during the same time period, we will not take any of the following actions, or agree to take any of the following actions, without the prior written consent of SibCo 1:

•	amend any of our organizational documents;

•	declare or pay any dividend or distribution (other than dividends paid to us by our wholly-owned subsidiaries or payment of the regular semi-annual cash dividend declared July 28, 2005);

•	make any substantial changes to our capital stock (including phantom equity);

•	make any substantial changes to our compensation and benefits including:

–	increasing the compensation or benefits payable to any of our past or present directors or officers, granting any severance or termination pay to any of our past or present directors or officers (except as required by existing agreements) to, or entering into any new employment or severance agreement with any of our past or present directors or officers,

–	adopting, amending or taking any action to accelerate rights under any Company employee benefit plans, or

–	granting any equity or equity-based awards to directors, officers or employees, except in each case (i) to the extent required by applicable laws, (ii) for increases in salary or wages of officers or employees in the ordinary course of business consistent with past practice, or (iii) as required by existing contracts;

•	acquire any business organization or division thereof or any other asset, except for investments in marketable securities made in the ordinary course of business consistent with past practice in accordance with the applicable investment policies of UICI and our subsidiaries and other acquisitions in the ordinary course of business consistent with past practice for consideration not in excess of $1.0 million individually or $5.0 million in the aggregate;

•	sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company assets, including the capital stock of our subsidiaries, other than dispositions in the ordinary course of business and consistent with past practice of (i) used or excess equipment or other assets that are no longer used or useable in our business, (ii) investments in marketable securities, and (iii) other dispositions for consideration not in excess of $1.0 million individually or $5.0 million in the aggregate;

•	(i) enter into any material contracts other than in the ordinary course of business consistent with past practice, (ii) enter into any contract that would limit or otherwise restrict us or any of our subsidiaries from engaging or competing in any line of business or in any geographic area in any material respect, or (iii) terminate, cancel or amend or waive compliance with any provision of, any material contract other than in the ordinary course of business;

•	incur, assume, guarantee or prepay any indebtedness for borrowed money (including the issuance of any debt security), other than in the ordinary course of business consistent with past practice not to exceed $5.0 million in the aggregate;

•	make any loans, advances or capital contributions to, or investments in, any other person in excess of $1.0 million in the aggregate, other than (i) commission advances to independent agents or independent field service representatives in the ordinary course of business consistent with past practice, (ii) passive investments for the investment portfolios of subsidiaries made in debt securities in the ordinary course of business consistent with practice or (iii) loans, advances or capital contributions to wholly-owned subsidiaries;

•	make any capital expenditure in any fiscal year, other than capital expenditures that are not, in the aggregate, in excess of 10% of the capital expenditures provided for in our budget for fiscal year 2005;

•	change our accounting policies or procedures, other than as required by generally accepted accounting principles;

•	forfeit, abandon, modify, waive, terminate or otherwise change any of our insurance permits, except (i) as required in order to comply with applicable laws or (ii) such modifications or waivers of insurance permits as would not, individually or in the aggregate, adversely affect the business or operations of us or any domestic insurance subsidiary in any material respect;

•	waive, release, assign, settle or compromise any legal actions, other than in the ordinary course of business consistent with past practice and involving only the payment of monetary damages not in excess of $2.0 million with respect to any single legal action, without the imposition of equitable relief on, or the admission of any wrongdoing by, UICI or any of our subsidiaries;

•	adopt a plan of liquidation or resolutions providing for a liquidation, dissolution, restructuring, recapitalization or reorganization;

•	settle or compromise any material tax audit, make or change any material tax election, file any material amendment to a tax return, change any annual tax accounting period or adopt or change any material tax accounting method, enter into any material closing agreement, surrender any right to claim a material refund of taxes or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to UICI or our subsidiaries;

•	enter into, amend, waive or terminate (other than terminations in accordance with their terms) any affiliate transaction;

•	conduct any material transaction with respect to our investments except in compliance with the applicable investment policies of UICI and our subsidiaries; or

•	enter into or amend any reinsurance treaties or agreements ceding liabilities to third parties or commute any reinsurance treaties or agreements of UICI or any of our subsidiaries, except for (i) replacement of reinsurance treaties or agreements expiring between the date of the merger agreement and closing in the ordinary course of business consistent with past practice, (ii) commutations of reinsurance treaties or agreements in the ordinary course of business consistent with past practice and (iii) any reinsurance treaties or agreements ceding premiums not in excess of $5.0 million annually.

Reasonable Best Efforts; Other Covenants
      Each of UICI, the SibCos and the Merger Cos will use its reasonable best efforts to:

•	take all actions necessary, proper or advisable to ensure that the conditions set forth in the merger agreement are satisfied and to consummate the transactions contemplated thereby as promptly as practicable;

•	obtain all necessary actions or nonactions, waivers, consents and approvals from governmental entities and make all necessary registrations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity, including making, as promptly as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act and not extending any waiting period thereunder or entering into any agreement with the Antitrust Division or the FTC not to consummate the transactions contemplated by the merger agreement, except with the prior written consent of the other parties to the merger agreement (which consent may not be unreasonably withheld or delayed);

•	obtain all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by the merger agreement; provided that without the prior written consent of SibCo 1 (which consent may not be unreasonably withheld or delayed), neither UICI nor any of our subsidiaries may pay or commit to pay any amount of cash or other consideration, or incur or commit to incur any liability or obligation, in connection with obtaining such consent, approval or waiver;

•	subject to first having used reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, defend and contest any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the completion of the transactions contemplated by the merger agreement, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reversed; and

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement.
      The SibCos, the Merger Cos and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions described above.
      Notwithstanding the foregoing, no party will be required to, and we may not, without the prior written consent of SibCo 1, become subject, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change our assets or business or the assets or business of any of our affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and orders, is materially adverse to us and our affiliates, taken as a whole, whether before or after giving effect to the merger, or requires any change in the conduct of the business of us and our affiliates, in any material respect, as presently conducted, which we refer to herein as a Burdensome Condition. Notwithstanding the foregoing, we will, upon request of SibCo 1, become subject, consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of us or any of our affiliates, so long as such requirement, condition, understanding, agreement or order is binding on us only in the event that the merger is consummated.
Financing
      In connection with the merger, up to approximately $1.76 billion in cash will be paid to our stockholders and holders of stock options. These payments are expected to be funded by a combination of (i) equity contributions to the surviving corporation of up to $785 million, $250 million and $125 million by affiliates of The Blackstone Group, affiliates of Goldman Sachs Capital Partners, and affiliates of DLJ Merchant Banking Partners, respectively, (ii) debt financing in the amount of up to $600 million, and (iii) preferred stock financing in an amount up to $100 million, provided that the total debt and preferred stock financing will not exceed an aggregate of $600 million.
      In connection with the execution and delivery of the merger agreement, affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners obtained a commitment letter from JPMorgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P. and Morgan Stanley Senior Funding Inc. providing for up to $600 million in debt financing.
      The lenders’ commitment is conditioned upon the following:

•	the merger being consummated no later than June 15, 2006 in accordance with the merger agreement;

•	the absence of certain events which are substantially similar to the events constituting a “Company Material Adverse Effect” that are described in “— Conditions to Completion of the Merger” below;

•	after giving effect to the merger and related transactions, UICI and our subsidiaries shall not have outstanding material indebtedness or preferred stock other than (i) the debt financing pursuant to the commitment letter, (ii) the preferred stock of the surviving corporation (as described below), (iii) up to $150.0 million of indebtedness outstanding under certain secured student loan credit facilities, (iv) up to $15.5 million aggregate insurance amount of floating rate trust preferred securities with an aggregate liquidation value of up to $15.0 million issued by a Delaware statutory business trust (and the notes issued by UICI that are related thereto), and (v) other limited indebtedness in an amount up to $5.0 million or such larger amount as may be agreed by the agent of the debt financing;

•	the receipt by the lenders of a solvency certificate from an officer of the borrower under the debt financing;

•	the continued financial strength ratings of UICI subsidiaries, The MEGA Life and Health Insurance Company, the Mid-West National Life Insurance Company of Tennessee and The Chesapeake Life Insurance Company; and

•	other customary conditions.
      The lenders have the right to terminate the commitment if the merger agreement may be terminated as a result of a breach of certain representations and warranties made by UICI.
      The commitment letter provides that the commitment parties will participate in the financing in the following percentages:

•	JPMorgan Chase Bank, N.A.	60%
•	Morgan Stanley Senior Funding Inc.	30%
•	Goldman Sachs Credit Partners L.P.	10%
      In addition, affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners may elect to have the Company finance a portion of the merger consideration with the proceeds of a preferred stock offering(s) by UICI of up to $100 million in aggregate liquidation value, including preferred stock offered pursuant to an underwriting commitment letter from J.P. Morgan Securities Inc. This commitment is subject to certain conditions that are substantially similar to the conditions to the debt financing commitment described above and certain other conditions, which include the following:

•	the surviving corporation having furnished such information as requested by J.P. Morgan, and having otherwise cooperated with J.P. Morgan, to facilitate the preparation of an offering memorandum or a registration statement with respect to the preferred stock;

•	maintaining the financial strength rating of BB+ or higher with a stable outlook for the surviving corporation’s senior unsecured debt by Standard & Poor’s;

•	maintaining the financial strength rating of A- from A.M. Best for each of The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee and The Chesapeake Life Insurance Company; and

•	other customary conditions.
      The merger is conditioned on the availability of financing on the terms described above. See “— Conditions to Completion of the Merger” below.
Conditions to Completion of the Merger
      The obligations of UICI, the Merger Cos and the SibCos to complete the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	the adoption of the merger agreement by the requisite vote of our stockholders;

•	the waiting period under the HSR Act having been terminated or expired; and

•	no law or order having been enacted or entered by a U.S. or state governmental authority that prohibits, restrains or enjoins the completion of the merger.
      The obligations of each SibCo and each Merger Co to complete the merger are also subject to the satisfaction or waiver by SibCo 1 of the following conditions:

• –	the representations and warranties we made regarding financial strength ratings (unless related primarily to the debt financing or to other changes or proposed changes to our capital structure made in connection with the merger agreement or at the request of any Merger Co), capitalization, accuracy of our SEC reports, brokers and finders, and certain other regulatory matters, including with respect to the Bank Holding Company Act of 1956, shall be true and correct in all material respects on the date of the merger agreement and on the closing date of the merger, with the same effect as though such representations and warranties had been made on and as of the closing date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case the representation and warranty shall be true and correct as of such earlier date), and

–	our other representations and warranties set forth in the merger agreement (in each case without any materiality, material or “Company Material Adverse Effect” (as defined below) qualifications), shall be true and correct on the date of the merger agreement and on the closing date of the merger, with the same effect as though such representations and warranties had been made on and as of the closing date of the merger (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case the representation and warranty shall be true and correct as of such earlier date), other than failures to be true and correct that would not have a Company Material Adverse Effect;

•	we have performed in all material respects all covenants required to be performed by us under the merger agreement at or before the closing date of the merger;

•	since June 30, 2005, there will have been no “Company Material Adverse Effect,” as defined below;

•	all consents, approvals, non-disapprovals and other authorizations of all required governmental entities will have been obtained, free of any Burdensome Condition and any other condition or limitation that would have a Company Material Adverse Effect;

•	the proceeds of the debt financing will be available to the Company on equivalent or more favorable terms and conditions as are set forth in the commitment letter (as determined in the reasonable judgment of SibCo 1);

•	since September 12, 2005:

(i)	less than 25% of certain active independent insurance agents shall have withdrawn from the agent stock accumulation plans, and

(ii)	less than 12.5% of certain senior independent insurance agents shall have withdrawn from any agent stock accumulation plan; and

•	no governmental entity will have taken, or informed a party or publicly disclosed that it intends to take, any action against us or any of our subsidiaries, or enacted, issued, promulgated, enforced or entered, or is reasonably likely to enact, issue, promulgate, enforce or enter, any laws or orders (whether temporary, preliminary or permanent), that would reasonably be expected to (i) lead to a limitation (including by revocation or suspension of a license, or the issuance of a cease and desist order, injunction or similar action) on the ability of the Company and our subsidiaries to conduct their respective businesses in any material respect as such businesses are conducted as of the date of the merger agreement or (ii) amount to a Burdensome Condition.
      A “Company Material Adverse Effect” is any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, has had or would reasonably be expected to have a material adverse effect on the business, properties, condition (financial or otherwise) or results of our operations and those of our subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially impair or materially delay our ability to perform our obligations under the merger agreement or to consummate the transactions contemplated thereby. However, none of the following events, circumstances, changes or effects, alone or in combination, will be deemed to constitute, nor taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, except to the extent the event, circumstance, change or effect has had a disproportionate effect on the Company and our subsidiaries as compared to other persons in the health and life insurance industry:

•	changes in general political, economic or financial market conditions;

•	changes affecting the health and life insurance industry;

•	seasonal fluctuations in the business of the Company and our subsidiaries consistent with past fluctuations; and

•	the death of Ronald C. Jensen on September 2, 2005.
      Our obligations to complete the merger are also subject to the satisfaction or our waiver of the following conditions:

•	the representations and warranties of the SibCos and the Merger Cos set forth in the merger agreement (in each case without any materiality, material or “Acquiror Material Adverse Effect” (as defined below) qualifications), will be true and correct on the date of the merger agreement and on the closing date of the merger, with the same effect as though such representations and warranties had been made on and as of the closing date (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), other than failures to be true and correct that would not have an Acquiror Material Adverse Effect; and

•	each SibCo and each Merger Co will have performed in all material respects all covenants required to be performed by it under the merger agreement at or before the closing date of the merger.
      An “Acquiror Material Adverse Effect” is any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would reasonably be expected to prevent or materially impair or materially delay the ability of any or all of the SibCos and the Merger Cos to perform their respective obligations under the merger agreement or to consummate the transactions contemplated thereby.

No Solicitation
      Until the effective time of the merger, except as described below, we will not, and will cause each of our subsidiaries and representatives not to, directly or indirectly:

•	initiate, solicit, facilitate or knowingly encourage any inquiries or proposals relating to a “Takeover Proposal” (as defined below);

•	engage in discussions or negotiations with, or furnish or disclose any non-public information relating to UICI or any of our subsidiaries to, any person regarding a Takeover Proposal;

•	withdraw, modify or amend the recommendation of our board of directors in favor of the merger in any manner adverse to the SibCos or the Merger Cos;

•	approve, endorse or recommend any Takeover Proposal;

•	enter into any agreement in principle or contract relating to a Takeover Proposal; or

•	resolve, propose or agree to do any of the foregoing.
      We will notify SibCo 1 promptly upon receipt by us or our subsidiaries of a Takeover Proposal, indication by a person of an intention to make a Takeover Proposal, request for non-public information (not in the ordinary course of business) or any request for discussions or negotiations regarding a Takeover Proposal. We will provide SibCo 1 with the terms of such Takeover Proposal and the identity of the person making it.
      A “Takeover Proposal” is any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving UICI or any of its subsidiaries representing 20% or more of the assets of UICI and its subsidiaries, taken as a whole, (ii) a purchase, sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of UICI and its subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of UICI or any of its subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of UICI or (v) any other transaction having a similar effect to those described in clauses (i) - (iv), in each case other than the transactions contemplated by the merger agreement.
      However, we will be permitted, but only before the receipt of the stockholder vote adopting the merger agreement, to:

•	engage in discussions or negotiations with a person who has made a written Takeover Proposal not solicited in violation of the merger agreement if, before taking such action, (A) we enter into a confidentiality agreement with such person on terms and conditions not less stringent than those contained in the confidentiality agreements that we entered into with affiliates of each SibCo and MergerCo and (B) our board of directors determines in good faith (1) after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (as defined below) and (2) after consultation with outside legal counsel, that such action is necessary to comply with its fiduciary obligations to our stockholders under applicable laws;

•	furnish or disclose any non-public information relating to us or any of our subsidiaries to a person who has made a written Takeover Proposal not solicited in violation of the merger agreement if, before taking such action, our board of directors determines in good faith (A) after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consultation with its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to our stockholders under applicable laws, but only so long as we (x) have caused such person to enter into a confidentiality agreement with us on terms and conditions not less stringent than those contained in the confidentiality agreement that we entered into with affiliates of each SibCo and Merger Co and (y) concurrently disclose the same such non-public information to SibCo 1 if such non-public information has not previously been disclosed to SibCo 1; and

•	withdraw, modify or amend our board of directors’ recommendation in favor of the merger in a manner adverse to the SibCos or the Merger Cos, if our board of directors has determined in good faith, after consultation with outside legal counsel, that such action is required to comply with its fiduciary obligations to our stockholders under applicable laws; provided that before any such withdrawal, modification or amendment to the recommendation of our board of directors in favor of the merger, (A) we have given SibCo 1 prompt written notice advising SibCo 1 of (x) the decision of our board of directors to take such action and (y) in the event the decision relates to a Takeover Proposal, the material terms and conditions of the Takeover Proposal, (B) we have given SibCo 1 three business days after delivery of each such notice to propose revisions to the terms of the merger agreement (or make another proposal) and have negotiated in good faith with SibCo 1 with respect to such proposed revisions or other proposal, if any, and (C) our board of directors has determined, after considering the results of such negotiations and giving effect to the proposals made by SibCo 1, if any, and after consultation with its financial advisors and outside legal counsel, to withdraw, modify or amend its recommendation of in favor of the merger.

      A “Superior Proposal” is a written Takeover Proposal that relates to more than 50% of the voting power of our capital stock or of the assets of UICI and our subsidiaries taken as a whole, (i) which our board of directors determines, in its good faith judgment, after receiving the advice of its financial advisors and outside legal counsel, and after taking into account all aspects of the Takeover Proposal (including its terms and conditions, the person making the Takeover Proposal, any regulatory concerns and other considerations), is on terms and conditions more favorable from a financial point of view to our stockholders (in their capacity as stockholders) than those contemplated by the merger agreement (after giving effect to any adjustments to the terms and conditions of the merger agreement proposed by the SibCos and the Merger Cos in response thereto), (ii) the conditions to the consummation of which are all, in the good faith judgment of our board of directors, reasonably capable of being satisfied without undue delay, and (iii) for which financing, to the extent required, is then committed or, in the good faith judgment of our board of directors after consultation with its financial advisors and outside legal counsel, is reasonably likely to be available.
Employee Matters
      For a period of one year following the closing date of the merger, the surviving corporation will provide employees of UICI and its subsidiaries with compensation and benefits that are no less favorable in the aggregate than those provided under our compensation and benefit plans, programs, policies, practices and arrangements (other than equity incentives) in effect at the effective time of the merger. The surviving corporation may, however, terminate the employment of any employee for any reason for which we could have terminated such employee before the merger.
      The surviving corporation and its affiliates will honor all Company employee benefit plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) in accordance with their terms as in effect immediately before the effective time, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements.
      For all purposes under the employee benefit plans of the surviving corporation and its affiliates providing benefits to any employees after the effective time, each employee will be credited with his or her years of service with the Company and its affiliates before the effective time (including predecessor or acquired entities or any other entities for which the Company and its affiliates have given credit for prior service), to the same extent as such employee was entitled, before the effective time, to credit for such service under any similar or comparable company employee benefit plans.

Termination of the Merger Agreement
      The merger agreement may be terminated at any time before the effective time of the merger, as follows:

•	by mutual written consent of SibCo 1 and UICI;

•	by SibCo 1 or UICI at any time before the effective time of the merger if:

–	the merger has not been consummated by June 15, 2006, except that the right to terminate under this clause will not be available to any party whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the merger by such date;

–	the merger agreement has been submitted to our stockholders for adoption at a stockholders meeting and the requisite stockholder vote is not obtained upon a vote taken thereon; or

–	any law prohibits completion of the merger or any order restrains, enjoins or otherwise prohibits completion of the merger, and such order has become final and nonappealable;

•	by SibCo 1 at any time before the effective time of the merger if:

–	(i) our board of directors withdraws, modifies or amends its recommendation in favor of the merger in any manner adverse to SibCo 1 or the Merger Cos, (ii) our board of directors approves, endorses or recommends a Takeover Proposal, or (iii) we or our board of directors resolves or announces our intention to do any of the foregoing;

–	we (i) materially breach our no-solicitation obligations or our obligations to hold a stockholders meeting or our board of directors or any committee thereof resolves to do any of the foregoing or (ii) materially breach our obligations to prepare this document and the breach is not cured within five business days after our receipt of written notice asserting the breach from SibCo 1;

–	we breach any of our representations, warranties or covenants contained in the merger agreement, which breach (i) would give rise to the failure of the related conditions set forth in the merger agreement and (ii) has not been cured by us within 20 business days after our receipt of written notice of the breach from SibCo 1; or

–	a Company Material Adverse Effect occurs and continues to occur and has not been cured by us within 20 business days after receipt of written notice of the occurrence of the event from SibCo 1; and

•	by UICI if any SibCo or any Merger Co breaches any of its representations, warranties or covenants contained in the merger agreement, which breach (a) would give rise to the failure of a related condition in the merger agreement and (b) has not been cured by such SibCo or such Merger Co within 20 business days after such SibCo’s or such Merger Co’s receipt of written notice of such breach from us.
Termination Fees
      The merger agreement provides that, upon termination of the merger agreement under specified circumstances involving an alternative transaction, we may be required to pay SibCo 1 a termination fee of $65 million in the following circumstances:

•	If the merger agreement is terminated by SibCo 1 pursuant to the first two scenarios described under the third bullet point in “— Termination of the Merger Agreement” above, we will pay, or cause to be paid, the termination fee to SibCo 1 within two business days after such termination.

•	If (A) a Takeover Proposal has been made or proposed to us or otherwise publicly announced (which has not been withdrawn (x) at least 20 business days before June 15, 2006 with respect to a termination pursuant to the first scenario under the second bullet point in “— Termination of the Merger Agreement” above or before the breach that gave rise to the termination with respect to a termination pursuant to the third scenario under the third bullet point in “— Termination of the

Merger Agreement” above, or (y) at least three business days before the stockholders meeting with respect to a termination pursuant to the second scenario under the second bullet point above), (B) the merger agreement is terminated by SibCo 1 or us pursuant to the first two scenarios described under the second bullet point above or by SibCo 1 pursuant to the third scenario under the third bullet point “— Termination of the Merger Agreement” above, and (C) within 12 months following the date of such termination, we enter into a contract providing for the implementation of a Takeover Proposal or consummate any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), we will pay, or cause to be paid, the termination fee to SibCo 1 within two business days after the date on which we enter into such contract or consummate such Takeover Proposal, as applicable.

      For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” will be deemed to be replaced by the figure “50%”. If we fail to pay the termination fee when due, we will reimburse SibCo 1 for all reasonable costs and expenses actually incurred or accrued by SibCo 1, the Merger Cos and their affiliates (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of the foregoing provision relating to the termination fee and will also pay interest on such unpaid amounts at the prime lending rate from the date such amounts were due until the date received by SibCo 1 or the Merger Cos.
Remedies
      We will not be entitled to an injunction or injunctions to prevent any breach of the merger agreement by any SibCo or any Merger Co or to enforce specifically any term or provision of the merger agreement, except that we will be entitled to specific performance against the SibCos or the Merger Cos to prevent any breach of their confidentiality obligations. To the extent we have incurred any losses or damages or damages in connection with the merger agreement, the maximum aggregate liability of the SibCos and the Merger Cos will be limited to $65 million.
Expenses
      Whether or not the merger is consummated, all expenses (including those payable to representatives) incurred by any party to the merger agreement or on its behalf in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses (with certain exceptions), except (i) as described above in “— Termination Fees” and (ii) in the event that the merger agreement is terminated (other than by SibCo 1 in any of the scenarios described under the third bullet point in “— Termination of the Merger Agreement” above), SibCo 1 will promptly reimburse us for reasonable out-of-pocket costs, not exceeding $500,000 in the aggregate, incurred by us or our subsidiaries in connection with our cooperation with the SibCos to obtain the requisite financing.
Amendments and Waivers
      The merger agreement may be amended by UICI and SibCo 1 (on behalf of itself, each other SibCo and the Merger Cos) at any time before the effective time of the merger, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval under applicable laws after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by the board of directors of each of SibCo 1 and us.

COMPARATIVE STOCK PRICES AND DIVIDENDS
      Our common stock is traded on the NYSE under the symbol “UCI.” The following table sets forth the high and low sales prices per share of our common stock on the NYSE for the calendar quarters indicated. For current stock price information, you are urged to consult publicly available sources.
Market Information
      The following table shows the closing sales price of our common stock on September 14, 2005, the last trading day before the merger was announced and on February 27, 2006, the last practicable date before the date of this document.

Common Stock

At September 14, 2005	$31.08
At February 27, 2006	$36.53

	Common Stock

	High	Low

Fiscal Year Ended December 31, 2003
1st Quarter	$16.41	$8.42
2nd Quarter	$15.65	$9.78
3rd Quarter	$17.43	$11.80
4th Quarter	$16.20	$12.90
Fiscal Year Ended December 31, 2004
1st Quarter	$15.00	$12.70
2nd Quarter	$23.81	$14.56
3rd Quarter	$33.05	$21.93
4th Quarter	$35.84	$24.00
Fiscal Year Ended December 31, 2005
1st Quarter	$34.19	$23.70
2nd Quarter	$30.70	$21.31
3rd Quarter	$36.77	$29.35
4th Quarter	$36.59	$35.16
Fiscal Year Ended December 31, 2006
1st Quarter (through February 27, 2006)	$36.80	$35.52
      As of February 13, 2006, the record date for the special meeting, there were approximately 10,587 holders of record of our common stock.
      Affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners own all outstanding shares of Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc., respectively, and, therefore, there is no public market for these shares. No comparative market price data for these shares is presented because this information would not be meaningful.
Dividends and Other Distributions
      We paid a common stock dividend of $0.25 per share of common stock on September 15, 2005. We do not expect to pay any additional dividends on our common stock before completion of the merger and are not permitted to do so without the consent of SibCo 1. The board of directors of the surviving corporation will determine the dividend policy of the surviving corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
OF THE COMPANY
      As of February 14, 2006, 46,626,369 shares of our common stock were outstanding and, as of such date, these stockholders have reported the following ownership of shares of our common stock, which represents the following percent of outstanding shares of our common stock on that date:

	Common Shares
	Beneficially		Percent of
Name & Address of Beneficial Owner	Owned (1)		Common Stock

5% Stockholders:
Comerica Bank, as Trustee	2,856,921	(2)	6.13%
One Detroit Center Detroit, MI 48275
Barclays Global Investors, NA	3,011,700	(3)	6.46%
45 Fremont Street
San Francisco, CA 94105
Paulson & Company	2,982,500	(4)	6.40%
590 Madison Avenue
New York, NY 10022
Gladys M. Jensen	7,946,528	(5)	17.04%
6500 Beltline Road
Suite 170
Irving, TX 75063
OUI, Inc.	2,734,483	(6)	5.86%
6500 N. Beltline Road Irving, TX 75063
Executive Officers and Directors:
William J. Gedwed	46,178		*
Glenn W. Reed	80,710		*
Phillip J. Myhra	61,367		*
Troy A. McQuagge	82,623		*
William J. Truxal	55,844		*
Richard T. Mockler	11,425		*
Mural R. Josephson	5,315		*
R.H. Mick Thompson	-0-		*
Dennis C. McCuistion	832		*
All executive officers and directors (12 individuals) as a group	433,741		*

*	The amount shown is less than 1% of the outstanding shares of our common stock.

(1)	Shares beneficially owned by any holder include (a) shares (if any) held by the Trustee for the benefit of the holder under the Company’s Employee Stock Ownership and Savings Plan and (b) shares (if any) issuable upon the exercise of stock options held by such holder that are exercisable within 60 days of February 13, 2006. The shares of our common stock held by the Trustee under the Company’s Employee Stock Ownership and Savings Plan that are purchased with contributions made by the Company are subject to the vesting requirements of the Plan.

(2)	Represents shares held by Comerica Bank, as Trustee under the Company’s Employee Stock Ownership and Savings Plan.

(3)	According to the Schedule 13G/A filed on January 26, 2006 by Barclays Global Investors NA.

(4)	According to the Schedule 13G/A filed on February 14, 2006 by Paulson & Co. Inc.

(5)	According to the Schedule 13D filed on October 5, 2005 by Gladys M. Jensen, includes 3,846,528 shares owned by the estate of Ronald L. Jensen (of which Gladys M. Jensen is the independent executor), and 4,100,000 shares owned by Gladys M. Jensen outright.

(6)	According to the Schedule 13D/ A filed on October 11, 2005 by OUI, Inc.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Stockholders Agreement
      We have been advised by affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners that, upon the completion of the merger, they expect that the surviving corporation will become a party to a stockholders agreement with their affiliates who will hold class A-1 common stock after the merger, which affiliates we refer to as the “private equity investors,” and certain members of management who will hold class A-1 common stock after the merger, whom we refer to as the “management stockholders.” We refer to affiliates of the individual private equity investors as the “Blackstone stockholders,” the “Goldman Sachs stockholders,” and the “DLJ stockholders,” respectively, and collectively as “private equity investor groups.” The following is a summary of the expected material terms of the stockholders agreement. There can be no assurance that the stockholders agreement will be entered into on the terms described below.

Board Composition
      The stockholders agreement is expected to provide that the board of directors of the surviving corporation will consist of:

•	up to 8 directors nominated or designated by the Blackstone stockholders;

•	up to 2 directors nominated or designated by the Goldman Sachs stockholders;

•	up to 1 director nominated or designated by the DLJ stockholders;

•	1 member of management, which we refer to as the “management director,” to be nominated by private equity investors holding a majority of the class A-1 common stock held by private equity investors; and

•	additional directors, including directors who may be considered independent under various SEC and stock exchange definitions to the extent deemed necessary or advisable. We refer to the management directors and the independent directors collectively as the “non-investor directors.”

      The allocation of board representation to the private equity investor groups is expected to be reduced as the ownership interest of class A-1 common stock of such private equity investor group is reduced. It is expected that the Blackstone stockholders will have the ability to designate a majority of the directors for so long as they hold a majority of the shares of class A-1 common stock issued to the private equity investors in the merger. Each private equity investor group will lose its right to designate directors entirely when its ownership of shares of class A-1 common stock is less than the greater of (i) five percent of the shares of class A-1 common stock issued to the private equity investors in the merger and (ii) three percent of the then-outstanding shares of class A-1 common stock.
      Generally, each director will have one vote. However, if the Blackstone stockholders nominate or designate fewer than the maximum number of directors to which they are entitled, then the Blackstone stockholders’ directors will have aggregate voting power on board matters equal to the maximum number of directors that the Blackstone stockholders are entitled to nominate or designate divided by the number of directors they have actually nominated or designated. For example, immediately after the merger, the Blackstone stockholders are expected to be entitled to nominate or designate up to eight directors, but expect to only nominate or designate two (Messrs. Chu and Kabaker). In this case, Messrs. Chu and Kabaker would have four votes each on all board matters.
      The initial composition of the board of directors is expected to be as set forth in “The Merger — Composition of the Board of Directors and Executive Management of the Surviving Corporation — Board of Directors” beginning on page 62.

Approval Rights
      The stockholders agreement is expected to provide that without the approval of directors designated by at least two private equity investor groups, in addition to any customary board approval, the surviving corporation will not, and will cause its subsidiaries not to, take certain actions, including:

•	certain mergers, consolidations, business combinations, reorganizations or liquidations;

•	certain acquisitions or dispositions of business or assets valued in excess of 20% of the fair market value of the total assets of the surviving corporation and its subsidiaries;

•	certain debt and preferred stock issuances that would increase the aggregate debt and preferred stock level by an amount in excess of 20% of the fair market value of the total assets of the surviving corporation and its subsidiaries;

•	transactions with affiliates, other than de minimis transactions on arm’s length terms; or

•	amendments to the certificate of incorporation or bylaws with the purpose or effect of the transactions described above or that would conflict with other terms of the stockholders agreement.

      The stockholders agreement is also expected to provide that, without the approval of the affected private equity investor group, if the affected party is a private equity investor, or the approval of a majority (by ownership of shares of A-1 common stock) of the management stockholders, if the affected party is a management stockholder, neither the stockholders agreement nor the certificate of incorporation or bylaws may be amended in a manner that imposes additional transfer restrictions, limits any private equity investor group’s right to designate directors or further limits “tag-along” rights or the rights of a stockholder to participate in public offerings. The stockholders agreement also is expected to provide that the stockholders agreement, the certificate of incorporation and bylaws may not be amended without the approval of each affected private equity investor group, if such amendment would subject any private equity investor group to materially adverse differential treatment as compared to the other private equity investor groups.
      In addition, the stockholders agreement is expected to provide that, as long as any Goldman Sachs stockholder remains party to the stockholders agreement, the surviving corporation and its subsidiaries are not permitted to directly or indirectly acquire or otherwise control equity securities of any bank holding company, depositary institution or certain other bank entities without the approval of the Goldman Sachs private equity investor group and at least one other private equity investor group.

Corporate Opportunities
      The stockholders agreement is expected to provide that the private equity investors and the directors designated by them will have no duty to provide the surviving corporation with any business or other opportunities, and will have the right to engage in corporate opportunities for their own account, in each case to the fullest extent permitted by law.

Transfer Restrictions
      Transfers of shares of class A-1 common stock are expected to be generally prohibited except:

•	pursuant to “tag-along” sales and “drag-along” sales, as described below in “— Tag-Along Rights “— Drag-Along Rights”;

•	after an initial public offering of the surviving corporation (and subject to the provisions of the registration rights and coordination committee agreement described below):

•	in a registered public offering;

•	pursuant to Rule 144 promulgated under the Securities Act; or

•	in a distribution of shares of class A-1 common stock by a private equity investor to its general or limited partners, members, managers or shareholders; or

•	with the approval of the private equity investors holding a majority of the shares held by the private equity investors.
      In addition, the private equity investors are expected to be permitted to transfer their shares of class A-1 common stock to investment funds that are directly or indirectly managed or advised by the manager or advisor of such private equity investors.
      Finally, management stockholders are expected to be permitted to transfer their shares of class A-1 common stock:

•	to the surviving corporation;

•	upon the death of the holder, pursuant to applicable laws of descent and distribution; or

•	for estate planning purposes, pursuant to a transfer to the holder’s immediate family, whether directly or indirectly by means of a trust or partnership or other bona fide estate-planning vehicle the only beneficiaries of which are the holder’s immediate family.

Tag-Along Rights
      If any private equity investor proposes to transfer shares of class A-1 common stock in a “tag-along sale” (as described below), then these private equity investors are expected to be required to offer to each other private equity investor the right to sell a pro rata portion of its shares on the same terms and conditions as the proposed transfer. This right to tag-along is also expected to be provided to management stockholders if the shares proposed to be transferred by the private equity investors initiating the sale represent more than 50% of the outstanding shares of class A-1 common stock.
      A “tag-along sale” is expected to mean:

•	before an initial public offering of the common stock of the surviving corporation, a transfer (1) of at least 1% of the outstanding shares of class A-1 common stock by the private equity investors holding a majority of the outstanding shares of class A-1 common stock held by the private equity investors in the aggregate or (2) of at least 5% of the outstanding shares of class A-1 common stock by any private equity investor, and

•	after an initial public offering of the common stock of the surviving corporation, a transfer by a private equity investor of at least 10% of the total amount of shares of class A-1 common stock outstanding.

Drag-Along Rights
      It is expected that the stockholders agreement will provide that if the private equity investors collectively own at least fifty percent (50%) of the surviving corporation’s outstanding class A-1 common stock, and private equity investors owning at least thirty-five percent (35%) of the surviving corporation’s class A-1 common stock propose to sell shares of the surviving corporation’s common stock to any third party which, taking into account all shares to be transferred in this or similar transactions, would result in the transfer of greater than 50% of the outstanding common stock of the surviving corporation, then the selling private equity investors will have the option to obligate each holder of class A-1 common stock to sell the same proportion of the holder’s shares as is sold by the selling private equity holders. Upon the exercise of this drag-along option, it is expected that each holder of class A-1 common stock that is party to the stockholders agreement will be subject to many of the same terms as those applicable to shares held by the selling private equity investors.

Information Rights
      The stockholders agreement is expected to require the surviving corporation to prepare and furnish to each stockholder annual and quarterly financial statements, operating and capital expenditure budgets, and to the extent otherwise prepared, other periodic information relating to the operations and cash flows of the surviving corporation and its subsidiaries.

Preemptive Rights
      The stockholders agreement is expected to provide that each private equity investor and management stockholder will have preemptive rights to acquire securities to be issued by the surviving corporation in order to maintain their then-current proportionate ownership of common stock, with certain permitted exceptions.

Line of Business Covenant
      The stockholders agreement is expected to require the surviving corporation to advise each private equity investor before the surviving corporation directly or indirectly enters into any line of business materially different from its existing lines of business and will discuss in good faith and reasonably cooperate with the private equity investors’ efforts toward resolving any regulatory problem that such actions may cause them.

Company Repurchase Right
      Prior to an initial public offering of the surviving corporation, in the event the employment of a management stockholder is terminated “for cause,” as such term is defined in the manager’s employment agreement, the surviving corporation is expected to have the right to purchase such holder’s class A-1 common stock at a price equal to the lesser of: (x) the weighted average price paid by the management stockholder or (y) the fair market value of the shares to be redeemed (as determined in good faith by the board of directors). In the event the employment of a management stockholder is terminated other than “for cause” or if the management stockholder terminates his or her employment, the surviving corporation is expected to have the right to purchase the holder’s class A-1 common stock at the fair market value of the shares. In these circumstances, at the discretion of the board of directors, in light of the availability under or limitations imposed by any credit agreement or other debt agreement and the capital and liquidity position of the surviving corporation, it may pay the repurchase price in the form of a note.
Registration Rights and Coordination Committee Agreement
      The private equity investor groups have advised us that, upon the completion of the merger, it is expected that the surviving corporation will become party to a registration rights and coordination committee agreement with the private equity investors and management stockholders providing for demand and piggyback registration rights. Following an initial public offering, the Blackstone stockholders expect to have the right to demand registration of their shares for public sale on up to five occasions; the Goldman Sachs stockholders expect to have the right to demand registration on up to two occasions, and the DLJ stockholders expect to have the right to demand registration on one occasion. No more than one such demand is expected to be permitted to be made in any 180-day period without the consent of the board of directors. In addition, both the private equity investors and management stockholders are expected to have so-called “piggy-back” rights, which are rights to request that their shares be included in registrations initiated by the surviving corporation or by a private equity investor.
      There can be no assurance that the registration rights and coordination committee agreement will be entered into on the terms described above.
Management Agreement and Transaction Fee Agreement
      The private equity investor groups have advised us that, upon the completion of the merger, it is expected that the surviving corporation will become party to a management agreement with certain management companies affiliated with The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners pursuant to which they, which we refer to as the “advising parties,” will provide the surviving corporation with management and monitoring services. Under this agreement, the surviving corporation is expected to pay to the advising parties annual management fees not to exceed in the aggregate for any one year the greater of $15 million or 3% of its earnings before interest, taxes, depreciation and amortization, sometimes referred to as “EBITDA”. Management fees for 2006 are expected to be payable on the closing date of the merger. Management fees for each succeeding year are expected to be payable on the first business day of such year. The advising parties are expected to terminate the management agreement in connection with an initial public offering or change of control and, in such cases, the management companies are expected to receive a multiple of their annual management fee to be agreed upon.
      In addition, the private equity investor groups have advised us that it is expected that, upon the completion of the merger, the surviving corporation will become party to a transaction fee agreement with the private equity investors pursuant to which the surviving corporation will pay the advisory parties one-time transaction fees not to exceed $27 million.
      Both the management agreement and transaction fee agreement are expected to contain customary indemnification provisions in favor of the private equity investors and their affiliates, as well as expense reimbursement provisions with respect to expenses they incurred in connection with performance of their services thereunder. The indemnity rights are expected to survive termination of these agreements.
      There can be no assurance that the management agreement or the transaction fee agreement will be entered into on the terms described above.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
      The following unaudited pro forma financial information gives effect to the merger applying recapitalization accounting. UICI is accounting for the merger as a leveraged recapitalization, whereby the historical book value of the assets and liabilities of UICI will be maintained.
      These unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and related notes of UICI which are incorporated by reference in this proxy statement/ prospectus.
      The unaudited pro forma consolidated balance sheet at September 30, 2005 assumes the merger was completed on September 30, 2005. The unaudited pro forma consolidated statement of income for the nine-month period ended September 30, 2005 and for the year ended December 31, 2004 assumes the merger was completed on January 1, 2004.
      The unaudited pro forma consolidated income statements do not reflect one-time charges that we recorded or will be recorded following completion of the merger as described in Note (d) under “Notes to Unaudited Pro Forma Consolidated Income Statements”.
      The unaudited pro forma consolidated financial information is for informational purposes and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the merger been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

UICI AND SUBSIDIARIES — UNAUDITED PRO FORMA CONSOLIDATED
BALANCE SHEET — SEPTEMBER 30, 2005
(In thousands)

	Historical			Pro forma
	September 30,			September 30,
	2005	Adjustments		2005

ASSETS:
Investments	$1,718,361	$(113,210	)(a)	$1,605,151
Student loans	104,816	—		104,816
Restricted cash	40,584	—		40,584
Investment income due and accrued	23,902	—		23,902
Due premiums	103,037	—		103,037
Reinsurance receivables	43,290	—		43,290
Agents’ and other receivables	28,721	—		28,721
Deferred acquisition costs	131,467	—		131,467
Property and equipment, net	85,997	—		85,997
Goodwill and other intangibles assets	80,817	—		80,817
Deferred federal income tax assets	29,124	—		29,124
Other assets	13,585	23,907	(b)	37,492

Total assets	$2,403,701	$(89,303)		$2,314,398

LIABILITIES:
Future policy and contract benefits	$448,914	—		$448,914
Claims	546,373	—		546,373
Unearned premiums	188,606	—		188,606
Other policy liabilities	14,674	—		14,674
Accounts payable and accrued expenses	58,328	$(2,261	)(c)	56,067
Cash overdraft.	977	—		977
Other liabilities	117,386	—		117,386
Federal income tax payable	24,917	616	(c)	25,533
Term loan	—	500,000	(d)	500,000
Existing notes payable	15,470	—		15,470
Student loan credit facility	145,750	—		145,750
Net liabilities of discontinued operations	7,576	—		7,576

Total liabilities	1,568,971	498,355		2,067,326

STOCKHOLDERS’ EQUITY:
Perpetual preferred stock	—	92,366	(e)	92,366
Common stockholders’ equity	834,730	(680,024	)(f)	154,706

Total stockholders’ equity	834,730	(587,658)		247,072

Total liabilities and stockholders’ equity	$2,403,701	$(89,303)		$2,314,398

See accompanying notes to unaudited pro forma consolidated balance sheet.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(In thousands except share and per share amounts)

(a)	Adjustment reflects the sources and uses of cash for the transaction, resulting in a net adjustment to cash of $113.2 million reflected in the “Investments” caption of the accompanying pro forma balance sheet. Set forth below is a summary of the anticipated sources and uses of cash in the transaction:

Sources of cash:
Term loan		$500,000
Perpetual preferred		100,000
Sponsor equity(1)		982,054

Total sources of cash		1,582,054
Uses of cash:
Estimated cash consideration for common equity(2)		1,586,637
Fees and expenses:
Sponsor direct merger costs:
Capitalized financing fees	$23,907
Preferred stock issuance costs	7,634
Other Sponsor direct merger costs(3)	33,709

Total Sponsor direct merger costs		65,250
UICI direct merger costs (net of tax of $6,210)		43,377

Total fees and expenses		108,627

Total uses of cash		1,695,264

Net adjustment to cash(4)		$(113,210)

(1)	Represents the total cash to be contributed by the private equity investors in the transaction.

(2)	Represents the total estimated cash consideration at the time of completion of the merger, which is equivalent to (a) the “in-the-money” value ($8,294) of outstanding stock options plus (b) $37.00 per share times (i) the total outstanding shares of UICI common stock at September 30, 2005 (46,127,204 shares) less (ii) the number of shares held by certain members of our senior management (estimated to be less than 1% of our currently outstanding shares) and by independent agents pursuant to our agent stock accumulation plans (3,155,578 shares), who in each case have elected to retain a portion of their equity interest in the surviving corporation after the merger.

(3)	Represents estimated other direct merger costs of the Sponsor (consisting primarily of legal, accounting, investment banking and Sponsor fees).

(4)	Reflects a net use of cash to be funded by existing cash and short-term investments of the Company.

(b)	Adjustment reflects the capitalization of financing costs related to a $500.0 million unsecured term loan credit facility and a $75.0 million unsecured revolving credit facility to be available following the closing of the transaction. This adjustment reflects both direct and allocated financing costs and fees. The allocation of debt financing costs and fees was based upon the amount of debt financed as a percentage of total debt and preferred stock financed and sponsor equity.

	Amount	Life

Revolving credit facility	$2,988	5
Term loan facility	20,919	6

	$23,907

(c)	Adjustment reflects the liability ($2,261) and the related tax effect ($616) of merger related costs included in the historical balance sheet of the Company assumed to be paid at the merger date. The $2,261 liability consists of $1,761 in stock compensation plan costs and $500 in legal fees.

(d)	Adjustment reflects the gross proceeds of the unsecured term loan credit facility in an aggregate amount of $500.0 million.

(e)	Adjustment reflects the issuance of $100.0 million liquidation value of 10% fixed rate perpetual preferred stock, less estimated expenses of issuance in the amount of $7.6 million. The allocation of preferred stock financing costs and fees was based upon the amount of preferred stock financed as a percentage of total debt and preferred stock financed and sponsor equity.

Perpetual preferred stock	$100,000
Less — expense of issuance	(7,634)

Net adjustment for preferred stock issuance	$92,366

(f)	The calculation of the pro forma adjustment to stockholders’ equity is set forth in the table below:

Sponsor equity	$982,054
Estimated cash consideration for common equity(1)	(1,586,637)
One-time merger costs (net of tax of $5,594)(2)	(75,441)

Net adjustment to stockholders’ equity	$(680,024)

(1)	Represents the total estimated cash consideration at the time of completion of the merger, which is equivalent to (a) the “in-the-money” value ($8,294) of outstanding stock options plus (b) $37.00 per share times (i) the total outstanding shares of UICI common stock at September 30, 2005 (46,127,204 shares) less (ii) the number of shares held by certain members of our senior management (estimated to be less than 1% of our currently outstanding shares) and by independent agents pursuant to our agent stock accumulation plans (3,155,578 shares), who in each case have elected to retain a portion of their equity interest in the surviving corporation after the merger.

(2)	Consists of estimated non-recurring charges directly attributable to the merger expected to be recorded as a result of the merger, as summarized below:

Total fees and expenses, net of tax	$108,627
Less capitalized expenses:
Capitalized financing fees	(23,907)
Preferred stock issuance costs	(7,634)

Merger costs, net of tax	77,086
Less non-recurring merger costs reported in historical numbers(i)	(1,645)

Non-recurring merger costs, net of tax	$75,441

(i)	As of September 30, 2005, the Company had recorded in the historical financials an accrual for merger costs of $1,645 ($2,261 net of tax of $616), consisting of $1,761 (net of tax of $616) in acceleration of stock compensation plans and $500 in legal fees.

UICI AND SUBSIDIARIES — UNAUDITED PRO FORMA CONSOLIDATED
INCOME STATEMENT — NINE MONTHS ENDED SEPTEMBER 30, 2005

	Historical Nine			Pro Forma Nine
	Months Ended			Months Ended
	September 30,			September 30,
	2005	Adjustments		2005

	(In thousands except per share amounts)
REVENUE:
Premiums:
Health	$1,406,226	—		$1,406,226
Life premiums and other considerations	39,075	—		39,075

	1,445,301	—		1,445,301
Investment income	70,936	—		70,936
Other income	81,174	—		81,174
Gains on sale of investments	2,118	—		2,118

	1,599,529	—		1,599,529
BENEFITS AND EXPENSES:
Benefits, claims and settlement expenses	804,416	—		804,416
Underwriting, acquisition, and insurance expenses	478,931	—		478,931
Stock appreciation (benefit) expense	4,733	—		4,733
Other expenses	53,804	$10,460	(a)	64,264
Interest expense	4,297	20,782	(b)	25,079

	1,346,181	31,242		1,377,423
Income from continuing operations	253,348	(31,242)		222,106
Federal income taxes	87,876	(11,211	)(c)	76,665

Income from continuing operations before estimated non- recurring charges directly attributable to the transaction(d)	$165,472	$(20,031)		$145,441

EARNINGS PER SHARE(e):
Earnings from continuing operations per share:
Basic	$3.59			$4.60
Diluted	$3.51			$4.45
Weighted average shares outstanding:
Basic	46,120			29,893
Diluted	47,093			30,866
See accompanying notes to unaudited pro forma consolidated income statements.

UICI AND SUBSIDIARIES — UNAUDITED PRO FORMA CONSOLIDATED
INCOME STATEMENT — YEAR ENDED DECEMBER 31, 2004
(In thousands except per share amounts)

	Historical			Pro Forma
	Year Ended			Year Ended
	December 31,			December 31,
	2004	Adjustments		2004

REVENUE:
Premiums:
Health	$1,812,892	—		$1,812,892
Life premiums and other considerations	38,008	—		38,008

	1,850,900	—		1,850,900
Investment income	85,868	—		85,868
Other income	114,467	—		114,467
Gains on sale of investments	6,671	—		6,671

	2,057,906			2,057,906
BENEFITS AND EXPENSES:
Benefits, claims and settlements expenses	1,127,058	—		1,127,058
Underwriting, acquisition, and insurance expenses	632,132	—		632,132
Stock appreciation (benefit) expense	14,307	—		14,307
Other expenses	59,843	15,000	(a)	74,843
Interest expense	3,417	27,709	(b)	31,126

	1,836,757	42,709		1,879,466
Income from continuing operations	221,149	(42,709)		178,440
Federal income taxes	75,268	(14,948	)(c)	60,320

Income from continuing operations before non-recurring charges directly attributable to the transaction(d)	$145,881	$(27,761)		$118,120

EARNINGS PER SHARE(e):
Earnings from continuing operations per share:
Basic	$3.16			$3.59
Diluted	$3.07			$3.44
Weighted average shares outstanding:
Basic	46,131			29,893
Diluted	47,510			31,272
See accompanying notes to unaudited pro forma consolidated income statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS
(In thousands except per share amounts)

(a)	Adjustment reflects the annual sponsor monitoring fee ($11,250 for the nine months ended September 30, 2005 and $15,000 for the twelve months ended December 31, 2004). The adjustment for the nine months ended September 30, 2005 also includes the reversal of $790 of non-recurring merger costs that have been reflected in the historical results of operations of the Company.

(b)	Adjustment reflects the incremental interest expense (based on an assumed LIBOR rate of 3.82%) associated with the term loan credit facility and the revolving credit facility, calculated as follows:

			Nine Months
	Notional		Ended	Year Ended
	Principal		September 30,	December 31,
	Amount	Rate	2005	2004

Revolving credit facility	—	4.695%	—	—
Term loan credit facility	$500,000	4.695%	$17,606	$23,475
Commitment fees	75,000	0.200%	113	150
Amortization of financing fees — as calculated below			3,063	4,084

Adjustment to interest expense			$20,782	$27,709

Set forth below is the supplemental calculation of the amortization of financing fees:

			Nine Months
			Ended	Year Ended
			September 30,	December 31,
	Amount	Life	2005	2004

Revolving credit facility	$2,988	5	$448	$598
Term loan credit facility	20,919	6	2,615	3,486

Total	$23,907		$3,063	$4,084

(c)	Adjustment reflects the tax effects of pro forma adjustments at a 35% effective tax rate.

(d)	Estimated pre-tax non-recurring charges directly attributable to the merger that are not reflected in the pro forma consolidated income statement consist of the following:

Success bonus award plan(1)	$22,958
Merger investment banking and legal fees(2)	52,689
Acceleration of stock compensation plans(3)	4,799
Other costs of the merger(4)	4,400

Total non-recurring charges(5)	$84,847

(1)	For more information, see discussion under the caption “The Merger — Interests of Directors and Executive Officers in the Merger — UICI Success Bonus Award Plan” beginning on page 61.

(2)	Includes legal fees in the amount of $790 that have been reversed from the historical results of operations of the Company. As of September 30, 2005, the Company had paid $290 of these fees, resulting in an accrual of $500 for legal fees.

(3)	Includes $3,022 of non-cash expense related to acceleration of stock compensation plans.

(4)	Represents other estimated merger costs, consisting primarily of costs for “tail” insurance coverage to be obtained for occurrences up to the acquisition date.

(5)	Total non-recurring charges do not reflect the related tax benefit of $6,210.

(e)	Earnings per share has been calculated as follows:

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2005	2004

Income (loss) available to common shareholders:
Income from continuing operations	$145,441	$118,120
Preferred stock dividends(1)	(7,500)	(10,000)
Accretion of preferred stock discount(2)	(573)	(763)

Net income for basic earnings per share	137,368	107,357

Effect of dilutive securities:
Interest on 6% Convertible Note	—	176

Net income for diluted earnings per share	$137,368	$107,533

Weighted average shares outstanding:
Basic	29,893	29,893
Effect of dilutive securities:
Employee stock options and other shares	973	1,379

Diluted	30,866	31,272

Earnings per share(3):
Basic	$4.60	$3.59
Diluted	$4.45	$3.44

(1)	Adjustment reflects the dividend on $100.0 million liquidation value of 10% fixed rate perpetual preferred stock ($7.5 million and $10.0 million for the nine months ended September 30, 2005 and twelve months ended December 31, 2004, respectively).

(2)	Amount represents the accretion of the discount on the preferred stock, assuming a ten year amortization period using a straight line method of amortization.

(3)	Amount represents the earnings per share for the aggregate of class A-1 and class A-2 common stock.

DESCRIPTION OF CAPITAL STOCK OF THE SURVIVING CORPORATION
      The private equity investors have advised us that, upon completion of the merger, the surviving corporation’s certificate of incorporation is expected to provide for class A-1 common stock (90,000,000 shares authorized), class A-2 common stock (20,000,000 shares authorized) and preferred stock (10,000,000 shares authorized). Because the surviving corporation’s certificate of incorporation that will create and authorize these classes of capital stock will not become effective until the merger has been completed, no shares of class A-2 common stock or preferred stock were outstanding as of the record date of the special meeting. Currently outstanding common stock not held in agent stock accumulation plans and not exchanged for cash will be renamed class A-1 common stock. There were 46,626,369 shares of UICI common stock outstanding as of the record date of the special meeting.
      The statements below are summaries of certain provisions the private equity investors have advised us are expected to be included in the certificate of incorporation and bylaws of the surviving corporation, as well as the relevant provisions of the DGCL. These summaries are not complete. The form of the certificate of incorporation of the surviving corporation is attached as Annex B to this document and the form of bylaws is attached as Exhibit 3.4 to the registration statement of which this proxy statement/prospectus is a part, and each is incorporated by reference herein. There can be no assurance that the terms described below will not be modified following completion of the merger. See “Where You Can Find More Information” beginning on page 109.
Surviving Corporation Common Stock: Class A-1 and Class A-2 Common Stock
      The class A-1 and class A-2 common stock will be subject to the following terms:

Dividend Rights
      The board of the surviving corporation may, but is not obligated to, declare dividends at its discretion. Before any dividends are paid on the surviving corporation common stock, the holders of any preferred stock that may be issued will be entitled to receive their dividends at the rates provided for the shares of their series. Any dividends that may be declared on the common stock will be paid in an equal amount for each share of common stock. Restrictions on the payment of cash dividends may be imposed in connection with future issuances of preferred stock and indebtedness by the surviving corporation. Any decisions as to the payment of cash dividends will be made by the board in light of then current conditions, including earnings, operations, capital requirements, liquidity, financial condition, restrictions in financing arrangements and any other relevant factors as determined by the board.

Voting Rights
      Each outstanding share of class A-1 common stock and class A-2 common stock is entitled to one vote per share on each matter submitted to a vote of the stockholders, voting together as a single class. The affirmative vote of a majority of the common stock present in person or by proxy and entitled to vote, voting as a single class, is required to approve any act or action requiring a vote of the common stockholders.
      Pursuant to Delaware law, any amendment to the charter will also require approval by the affirmative vote of holders of a majority of the voting power of each affected class voting separately as a class, in addition to the affirmative vote of holders of a majority of the voting power of all classes of common stock, voting together as a single class.

Liquidation Rights
      Upon the liquidation, dissolution or winding up of the surviving corporation, after payment of creditors and any liquidation preference of preferred stock that may be issued, the remaining net assets of the surviving corporation will be distributed pro rata to the holders of the common stock.

Issuance Restrictions
      The surviving corporation may only issue shares of class A-2 common stock to independent agents through stock accumulation plans of the surviving corporation. There are no such restrictions with respect to issuances of shares of class A-1 common stock.

Transfer Restrictions
      The certificate of incorporation provides that shares of class A-2 common stock may only be transferred, and the holder may only agree to transfer shares of class A-2 common stock, to:

•	the surviving corporation;

•	upon the death of the holder, pursuant to applicable laws of descent and distribution;

•	for estate planning purposes, pursuant to a transfer to the holder’s immediate family, whether directly or indirectly by means of a trust or partnership or other bona fide estate-planning vehicle the only beneficiaries of which the holder’s immediate family; and

•	pursuant to the provisions in “— Required Sale of Shares” set forth below.
      The surviving corporation’s certificate of incorporation and bylaws will contain no such restrictions on the transferability of class A-1 common stock. However, it is expected that, prior to the closing, holders of class A-1 common stock will enter into stockholders’ agreements that will contain similar transfer restrictions. See “Certain Relationships and Related Party Transactions — Stockholders Agreement” beginning on page 85.

Required Sale of Shares
      If affiliates of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners collectively own at least fifty percent (50%) of the surviving corporation’s outstanding class A-1 common stock, and affiliates of these private equity firms owning at least thirty-five percent (35%) of the surviving corporation’s class A-1 common stock enter into a definitive written agreement to sell shares of the surviving corporation’s common stock to any third party which, taking into account all shares to be transferred in this and all related transactions, would result in the transfer of greater than 50% of the outstanding common stock of the surviving corporation, then the selling affiliates will have the option to obligate each holder of class A-2 common stock to sell the same proportion of the holder’s shares as is sold by the selling affiliates. Upon the exercise of this required sale option, each holder of class A-2 common stock will be subject to the same terms as those applicable to shares held by the selling affiliates, including, but not limited to, the obligation to have a portion of the purchase price held back or held in escrow pending the satisfaction of any indemnity obligations.
      Upon the failure of any holder of class A-2 common stock to complete a required sale in accordance with the applicable provisions of the surviving corporation’s certificate of incorporation (including, but not limited to, the surrender of shares and the foregoing obligations), the shares held by the holder will be automatically redeemed for $1.00 per share by the surviving corporation on the closing date of the transaction.
      The surviving corporation’s certificate of incorporation and bylaws will contain no such requirement to sell class A-1 common stock. However, it is expected that before the closing, certain members of management who are expected to hold class A-1 common stock after the merger will enter into stockholders’ agreements that will contain similar provisions. See “Certain Relationships and Related Party Transactions — Stockholders Agreement” beginning on page 85.

Redemption
      In the event of a termination of the agent contract of any independent agent who owns class A-2 common stock for “cause,” the surviving corporation will have the right for 12 months following the termination to purchase such holder’s class A-2 common stock at the lesser of (x) the holder’s cost or (y) the fair market value of the shares to be redeemed as determined in good faith by the board of directors of the surviving corporation considering all factors the board deems appropriate, including, without limitation, any valuation prepared by Blackstone in the ordinary course of business for reporting to its advisory board and investors. In the event of a termination of the agent contract of an independent agent other than for cause or termination by the independent agent, the surviving corporation will have the right for 12 months following such termination to purchase the holder’s class A-2 common stock at the fair market value of the shares.
      The surviving corporation will also have the right to redeem class A-2 common stock immediately before a change of control at a price equal to the fair market value of the shares being redeemed (which will include any control or other premium reflected in the anticipated change in control event).
      These rights of redemption will terminate upon an initial public offering or change of control of the surviving corporation. In addition, the board of directors of the surviving corporation may extend the redemption period beyond twelve months if, in its sole discretion the Board makes a good faith determination that it would be advisable and in the best interests of the surviving corporation to extend the redemption period or to pay the redemption price in the form of a note in light of the availability under or limitations imposed by any credit agreement or other debt agreement of the surviving corporation and the surviving corporation’s capital and liquidity position.
      The certificate of incorporation will not provide for redemption rights with respect to class A-1 common stock.

Exchange Act Reports
      The Company is currently required to make periodic public filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and interim reports on Form 8-K. After the merger, the Company generally would continue to be subject to similar public reporting requirements even though our stock will not be publicly traded on any securities exchange. However, the Company has requested an order from the SEC exempting the Company from these requirements, or a “no action” letter from the Division of Corporation Finance of the SEC stating that the SEC staff will not recommend that the SEC take any enforcement action if the Company does not file these reports. If this order is granted or this “no action” letter is issued, the Company will not file these periodic reports with the SEC. However, in connection with its request to the SEC, the Company has undertaken to provide holders of class A-1 common stock and class A-2 common stock with other information on a regular basis instead, including annual audited consolidated financial statements, quarterly reports containing summary financial information, and information about the matters to be voted on at stockholders’ meetings.

Transfer Agent
      The transfer agent for the surviving corporation common stock will be Mellon Investor Services LLC.

Stock Exchange Listing
      If the merger is completed, UICI common stock will be delisted from the NYSE. The surviving corporation’s common stock will not be listed on any stock exchange.
Surviving Corporation Preferred Stock
      The preferred stock may be issued from time to time in such series and with such designations, dividend rates and times of payment, redemption prices, and liquidation prices or preferences as to assets in voluntary liquidation as the board of directors deems appropriate. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when the preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of surviving corporation common stock or for other corporate purposes.
      In connection with the merger, the surviving corporation may issue preferred stock with an aggregate liquidation value of up to $100 million. The preferred stock may have dividend and liquidation preferences over the class A-1 and class A-2 common stock. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the surviving corporation, holders of the preferred stock, if issued, may be entitled to receive in preference to any holder of surviving corporation common stock an amount equal to the liquidation preference per share plus all accumulated and unpaid dividends. Only after payment of creditors and any liquidation preference of preferred stock that may be issued may the remaining net assets of the surviving corporation be distributed pro rata to the holders of the common stock. In addition, each share of preferred stock, if issued, may be entitled to dividends on the liquidation preference. So long as any preferred stock remains outstanding, unless the full dividends for the latest completed dividend period on all outstanding preferred stock have been declared and paid (or set aside), it is possible that no dividend may be paid or declared on the surviving corporation’s common stock. The class A-1 and class A-2 common stock would be deemed junior to the preferred stock, if issued. The preferred stock, if issued, is not expected to have a transfer agent.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS
      UICI is, and following the merger the surviving corporation will be, incorporated under the laws of the State of Delaware. If we complete the merger, independent agent stockholders who hold our common stock through agent stock accumulation plans at the time the merger is completed, whose rights are currently governed by the DGCL, the certificate of incorporation of UICI and the amended and restated bylaws of UICI, will become holders of class A-2 common stock and their rights as such will be governed by the DGCL, and the certificate of incorporation and bylaws of the surviving corporation that will be adopted pursuant to the merger agreement. UICI common stock will be renamed “class A-1 common stock.”
      Based on information provided to us by the private equity investors who will own a majority of the class A-1 common stock of the surviving corporation following completion of the merger, we summarize below the material differences between the rights of holders of UICI common stock, the rights of holders of class A-1 common stock of the surviving corporation and the rights of holders of class A-2 common stock of the surviving corporation. These differences primarily result from the differences in their respective governing documents.
      The following summary does not purport to be a complete statement of the rights of holders of UICI common stock or the surviving corporation under applicable Delaware law or under their respective certificates of incorporation or bylaws, nor does the summary purport to be a complete description of the specific provisions referred to in the summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL, the governing corporate instruments of UICI, the form of certificate of incorporation of the surviving corporation attached as Annex B to this document and the forms of bylaws and stockholders agreement of the surviving corporation attached as Exhibits 3.4 and 4.1, respectively, to the registration statement of which this proxy statement/prospectus is a part. We urge you to read those documents carefully in their entirety. There can be no assurance that the forms of the certificate of incorporation or bylaws of the surviving corporation that are summarized below will not be modified following completion of the merger. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” beginning on page 109.

SUMMARY COMPARISON AMONG RIGHTS OF HOLDERS OF UICI COMMON
STOCK BEFORE THE MERGER AND RIGHTS OF HOLDERS OF SURVIVING
CORPORATION COMMON STOCK AFTER THE MERGER
      The following table sets forth a summary comparison among (1) common stock before the merger, (2) the expected terms of class A-1 common stock after the merger and (3) the expected terms of class A-2 common stock after the merger:

Surviving Corporation Class A-1 and Class A-2 Common Stock After
	UICI Common Stock	the Merger

Authorized Capital Stock:	100,000,000 shares of common stock authorized, par value $0.01 per share and 10,000,000 shares of preferred stock authorized, par value $0.01 per share.	90,000,000 shares of class A-1 common stock will be authorized, par value $0.01 per share, 20,000,000 shares of class A-2 common stock will be authorized, par value $0.01 per share and 10,000,000 shares of preferred stock will be authorized, par value $0.01 per share.
Voting Power of Capital Stock:	UICI’s certificate of incorporation provides that each share of common stock is entitled to one vote per share.	The surviving corporation’s certificate of incorporation will provide that each share of common stock is entitled to one vote per share, voting as a single class.

Board of Directors:	UICI’s certificate of incorporation and bylaws provide that the board of directors will initially include five directors. The number of directors may be changed by a resolution of the board, but may never be less than one director.	After the merger, the initial board will consist of directors affiliated with The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking, as well as a management representative, with the directors affiliated with The Blackstone Group constituting a majority of the voting power of the board. Additional directors may also be on the initial board of directors. See “The Merger — Composition of the Board of Directors and Executive Management of the Surviving Corporation” beginning on page 62.
The certificate of incorporation of the surviving corporation will provide that the board will have the ability to nominate any management representative or additional director.
Removal of Directors:	UICI’s bylaws provide that at any meeting of stockholders called expressly for that purpose, any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of shares then entitled to vote for the election of such director(s).	The surviving corporation’s certificate of incorporation will provide that any director or directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the voting power entitled to vote for the election of directors.
Filling Vacancies of the Board of Directors:	UICI’s bylaws provide that any vacancy occurring in the board of directors may be filled by	The surviving corporation’s certificate of incorporation will provide that if the office of any director becomes vacant, the holders of a majority of the voting power entitled to vote for the election

Surviving Corporation Class A-1 and Class A-2 Common Stock After
	UICI Common Stock	the Merger

	the affirmative vote of a majority of the remaining directors though less than a quorum of the board. UICI’s bylaws also provide that any directorship to be filled by reason of any increase in the number of directors will be filled by either the affirmative vote of a majority of the directors of the board, or by election at an annual meeting of the stockholders called for that purpose.	of directors may fill such vacancy. The surviving corporation’s bylaws will provide that directors filling such vacancies will hold office for the unexpired term and until his or her successor is duly chosen.
Calling of Annual Meetings of Stockholders:	UICI’s bylaws provide that an annual meeting of stockholders will be held during each calendar year on such date and at such time as will be designated from time to time by the board of directors.	The surviving corporation’s bylaws will provide that annual meetings of stockholders shall be held at such place and at such time and date as the board of directors shall determine.
Calling of Special Meeting of Stockholders:	UICI’s bylaws authorize only the Chairman of the Board, the President, the board of directors or the holders of not less than one-tenth of all shares entitled to vote at the meeting to call a special meeting.	The surviving corporation’s bylaws will authorize the Chairman of the Board, the President and Chief Executive Officer, the Secretary and the board of directors to call a special meeting. Stockholders will have no right to call a special meeting.
Quorum:	UICI’s bylaws provide that the holders of a majority of the capital stock entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum at all meetings of stockholders.	The surviving corporation’s bylaws will provide that the presence, in person or by proxy, of stockholders holding shares constituting a majority of the voting power of the surviving corporation constitute a quorum at all meetings of the stockholders.
Stockholder Action by Written Consent:	UICI’s certificate of incorporation and bylaws authorize stockholder action by written consent.	The surviving corporation’s bylaws will provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Surviving Corporation Class A-1 and Class A-2 Common Stock After
	UICI Common Stock	the Merger

Transfer Restrictions:	UICI’s certificate of incorporation and bylaws do not provide for any transfer restrictions.	The surviving corporation’s certificate of incorporation will provide that class A-2 common stock may not be transferred except to the surviving corporation, upon the holder’s death, or to an agent’s immediate family for estate planning purposes, or pursuant to the provisions under “Required Sale of Shares” below. The surviving corporation’s certificate of incorporation and bylaws will not provide for any transfer restrictions for class A-1 common stock.
See “Description of Capital Stock of the Surviving Corporation — Surviving Corporation Common Stock: Class A-1 and Class A-2 Common Stock — Transfer Restrictions” beginning on page 99.
Required Sale of Shares:	UICI’s certificate of incorporation and bylaws do not provide for a required sale of common stock.	The surviving corporation’s certificate of incorporation will provide that the private equity investors may require the sale of class A-2 common stock under certain conditions in a transaction that would constitute a change of control of the surviving corporation. If holders of class A-2 common stock do not comply with the provisions relating to this required sale, their shares will be automatically redeemed by the surviving corporation for $1.00. See “Description of Capital Stock of the Surviving Corporation — Surviving Corporation Common Stock: Class A-1 and Class A-2 Common Stock — Required Sale of Shares” beginning on page 99.
The surviving corporation’s certificate of incorporation and bylaws will not provide for any provisions relating to the mandatory sale of shares of class A-1 common stock.
See “Description of Capital Stock of the Surviving Corporation — Surviving Corporation Common Stock: Class A-1 and Class A-2 Common Stock — Required Sale of Shares” beginning on page 99.
Redemption:	UICI’s certificate of incorporation and bylaws do not provide for redemption rights.	The surviving corporation’s certificate of incorporation will provide that in the event the agent contract of an independent agent who owns class A-2 common stock is terminated, the surviving corporation will have the right to redeem the holder’s class A-2 common stock. The surviving corporation will also have the right to redeem all class A-2 common stock immediately before a change of control.
The surviving corporation’s certificate of incorporation will also provide that the aforementioned rights of redemption will terminate upon an initial public offering or change of control, and that, in certain cases, payment may be subject to delay or delivery of a note in lieu of cash.
The surviving corporation’s certificate of incorporation and bylaws will not provide for any

Surviving Corporation Class A-1 and Class A-2 Common Stock After
	UICI Common Stock	the Merger

right of redemption of shares of class A-1 common stock.
See “Description of Capital Stock of the Surviving Corporation — Surviving Corporation Common Stock: Class A-1 and Class A-2 Common Stock — Redemption” beginning on page 99.
Approval Rights		The certificate of incorporation of the surviving corporation will provide that the approval of directors nominated or designated by at least two private equity investor groups is required in order to (1) enter into certain mergers, consolidations, business combinations, reorganizations or liquidations; (2) acquire or sell any business or assets having a value exceeding 20% of the fair market value of the assets of the surviving corporation (including its subsidiaries); (3) incur debt or issue preferred stock that would increase the aggregate debt and preferred stock level by an amount exceeding 20% of the fair market value of the assets of the surviving corporation (including its subsidiaries), with certain permitted exceptions; (4) transactions with affiliates other than de minimis transactions on arm’s length terms; and (5) amendments to the certificate of incorporation or bylaws of the surviving corporation that would have the effect of items (1) to (4) above or would conflict with the terms of the stockholders agreement. See “Certain Relationships and Related Party Transactions — Stockholders Agreement — Approval Rights” beginning on page 86.
Amendment to Certificate of incorporation:	UICI’s certificate of incorporation provides that the vote of a majority of outstanding shares is required to amend the certificate of incorporation.	The DGCL provides that a corporation’s certificate of incorporation may be amended upon the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon, unless the corporation’s certificate of incorporation requires a larger percentage. The surviving corporation’s certificate of incorporation will be consistent with the majority requirement under the DGCL, except as set forth above under “— Approval Rights.”
Amendments to Bylaws:	UICI’s certificate of incorporation grants the board of directors the power to adopt, alter, amend or repeal the bylaws, but provides that any such action by the board may be repealed or changed by a vote of the shares entitled to vote thereon.	The surviving corporation’s certificate of incorporation will grant the board of directors the power to make, alter and repeal the bylaws, subject to the power of the stockholders of the corporation to alter or repeal any bylaws adopted by the board, except as set forth above under “— Approval Rights.”

2006 ANNUAL MEETING
      We do not expect to hold the 2006 annual meeting of stockholders before the completion of the merger. If the merger is not completed, we would expect to hold the annual stockholders meeting sometime after June 15, 2006.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS
      The SEC has implemented rules regarding the delivery of annual reports and proxy statements to households. This method of delivery, often referred to as “householding,” permits us to mail a single set of proxy materials to any household in which two or more different stockholders reside and are members of the same household or in which one stockholder has multiple accounts. We do “household” proxy materials, so that only one copy of our proxy materials will be sent to multiple stockholders of the Company who share the same address and last name, unless we have received contrary instructions from one or more of those stockholders. For voting purposes, a separate proxy card will be included for each account at the shared address. We will deliver promptly, upon oral or written request, a separate copy of the proxy materials to any stockholder at the same address. If you wish to receive a separate copy of the proxy materials, then you may contact our Investor Relations Department by telephone, 817-255-5471, by email, on our website (www.uici.net) under the heading “Contact” or by mail at 9151 Grapevine Highway, North Richland Hills, Texas 76180-5605, Attn: Corporate Secretary.

LEGAL MATTERS
      The validity of the class A-1 common stock and the class A-2 common stock will be passed upon for UICI by Jones Day, New York, New York, counsel for UICI. Certain U.S. federal income tax consequences relating to the merger also will be passed upon for UICI by Jones Day, Washington, D.C.
EXPERTS
      The consolidated balance sheets of UICI and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004, all related financial statement schedules, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or 202-942-8090 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information regarding issuers, including UICI, that file electronically with the SEC. The address of that website is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference into this document.
      Our SEC filings are also available for inspection at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of UICI’s public filings at the New York Stock Exchange, you should call 212-656-5060.
      UICI has filed with the SEC a registration statement of which this proxy statement/ prospectus forms a part. The registration statement registers the shares of class A-1 common stock to be issued to certain members of UICI senior management and the shares of class A-2 common stock to be issued to certain UICI independent insurance agents in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the class A-1 common stock and class A-2 common stock. The rules and regulations of the SEC allow UICI to omit certain information included in the registration statement from this proxy statement/ prospectus.
      The SEC allows us to disclose important information to you by referring to other documents filed separately with the SEC. This information is considered to be a part of this document, except for any information that is superseded by information included directly in this document or incorporated by reference subsequent to the date of this document as described below.
      This document incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about UICI and our financial condition.
UICI SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 15, 2005;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 9, 2005, August 9, 2005 and November 7, 2005, respectively;

•	Current Reports on Form 8-K, filed on June 7, 2005, July 29, 2005, September 6, 2005, September 15, 2005, September 20, 2005, November 3, 2005 and November 7, 2005.

•	The description of UICI common stock contained in its registration statement on Form 8-A filed on April 22, 1999 under the Exchange Act and any amendments or reports filed for purposes of updating that description.
      In addition, we incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the special meeting (excluding any current reports on Form 8-K to the extent disclosure is furnished and not filed). Those documents are considered to be a part of this document, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
      You can obtain any of the other documents listed above from the SEC, through the SEC’s website at the address described above, or from UICI by requesting them in writing or by telephone at the following address and telephone number:
UICI
9151 Grapevine Highway
North Richland Hills, Texas 76180
Attention: Investor Relations
Telephone: (817) 255-5200
      You can also find information about UICI at our Internet website at www.uici.net. Information contained on our Internet website does not constitute part of this document.
      You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., our proxy solicitor, at the following address and telephone number:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(800) 322-2885 (toll free)
or
(212) 929-5500 (collect)
      If you are a record holder and would like to request documents, please do so by Friday, March 24, 2006 to receive them before the special meeting. If you request any documents from UICI, we will mail them to you by first class mail, or another equally prompt means, within two business days after we receive your request.
      This document is a proxy statement/ prospectus of UICI for our special meeting. We have not authorized anyone to give any information or make any representation about the merger or UICI that is different from, or in addition to, the information contained in this document or in any of the materials we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

MISCELLANEOUS
      No person has been authorized to give any information or make any representation on behalf of UICI not contained in this proxy statement/ prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this proxy statement/ prospectus is accurate only as of the date of this proxy statement/ prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material, except in each case for information expressly presented as of a specific time, in which case such information should be viewed as accurate as of that referenced time.
      UICI does not undertake to update any of the information contained herein, except to the extent expressly required by law.
      If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

Annex A
Agreement and Plan of Merger
Dated as of September 15, 2005
Between UICI and Premium Finance LLC, Mulberry Finance Co., Inc.,
DLJMB IV First Merger LLC, Premium Acquisition, Inc.,
Mulberry Acquisition, Inc., and
DLJMB IV First Merger to Acquisition Inc.

I.	THE MERGER		A-5
	1.1	The Merger	A-5
	1.2	Closing	A-5
	1.3	Effective Time	A-6
	1.4	Effects of the Merger	A-6
	1.5	Certificate of Incorporation	A-6
	1.6	Bylaws	A-6
	1.7	Directors and Officers	A-6
	1.8	Assignment of Rights Under Debt Financing	A-6

II.	EFFECT OF THE MERGER ON CAPITAL STOCK		A-7
	2.1	Effect of the Merger on Capital Stock	A-7
	2.2	Surrender of Certificates	A-7
	2.3	Dissenting Shares	A-9
	2.4	Adjustments to Prevent Dilution	A-9
	2.5	Treatment of Company Stock Options and Other Equity Based Awards	A-9

III.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-10
	3.1	Organization; Power; Qualification	A-10
	3.2	Corporate Authorization; Enforceability	A-10
	3.3	Organizational Documents	A-11
	3.4	Capitalization; Options	A-11
	3.5	Subsidiaries	A-12
	3.6	Governmental Authorizations	A-12
	3.7	Non-Contravention	A-13
	3.8	Voting	A-13
	3.9	SEC Reports; Securities Law Matters	A-13
	3.10	Financial Statements	A-14
	3.11	Reserves; Ratings; Reinsurance	A-14
	3.12	Liabilities	A-15
	3.13	Absence of Certain Changes	A-15
	3.14	Litigation	A-15
	3.15	Contracts	A-16
	3.16	Benefit Plans	A-17
	3.17	Labor Relations	A-18
	3.18	Taxes	A-19
	3.19	Environmental Matters	A-21
	3.20	Intellectual Property	A-22
	3.21	Title to Property	A-22
	3.22	Permits; Compliance with Laws	A-22
	3.23	Takeover Statutes	A-23
	3.24	Interested Party Transactions	A-24
	3.25	Information Supplied	A-24
	3.26	Opinion of Financial Advisor	A-24
	3.27	Insurance	A-24
	3.28	Certain Regulatory Matters	A-25
	3.29	Brokers and Finders	A-25

IV.	REPRESENTATIONS AND WARRANTIES OF THE SIBCOS AND THE MERGER COS		A-25
	4.1	Organization and Power	A-25
	4.2	Corporate Authorization	A-26
	4.3	Enforceability	A-26
	4.4	Governmental Authorizations	A-26
	4.5	Non-Contravention	A-26
	4.6	Absence of Litigation	A-26
	4.7	Disclosure Documents	A-27
	4.8	Capital Resources	A-27
	4.9	Interim Operations of each Merger Co	A-27
	4.10	Brokers	A-27

V.	COVENANTS		A-27
	5.1	Conduct of Business of the Company	A-27
	5.2	Other Actions	A-30
	5.3	Access to Information; Confidentiality	A-30
	5.4	No Solicitation	A-30
	5.5	Notices of Certain Events	A-32
	5.6	Company Disclosure Documents	A-32
	5.7	Company Stockholders Meeting	A-33
	5.8	Employees; Benefit Plans	A-33
	5.9	Directors’ and Officers’ Indemnification and Insurance	A-34
	5.10	Reasonable Best Efforts	A-36
	5.11	Public Announcements	A-37
	5.12	Stock Exchange Listing	A-37
	5.13	Fees, Expenses and Conveyance Taxes	A-37
	5.14	Takeover Statutes	A-37
	5.15	Financing; Funding	A-38
	5.16	No-Action Letter	A-39
	5.17	Rule 16b-3	A-39
	5.18	Resignations	A-39
	5.19	Affiliate Termination Agreements	A-39
	5.20	BHC Act	A-39

VI.	CONDITIONS		A-39
	6.1	Conditions to Each Party’s Obligation to Effect the Merger	A-39
	6.2	Conditions to Obligations of the SibCos and the Merger Cos	A-40
	6.3	Conditions to Obligation of the Company	A-41

VII.	TERMINATION, AMENDMENT AND WAIVER		A-41
	7.1	Termination by Mutual Consent	A-41
	7.2	Termination by SibCo 1 or the Company	A-41
	7.3	Termination by SibCo 1	A-41
	7.4	Termination by the Company	A-42
	7.5	Effect of Termination	A-42
	7.6	Expenses, Etc. Following Termination	A-42
	7.7	Amendment	A-43
	7.8	Extension; Waiver	A-43
	7.9	Procedure for Termination, Amendment, Extension or Waiver	A-43

VIII.	MISCELLANEOUS		A-43
	8.1	Certain Definitions	A-43
	8.2	Interpretation	A-46
	8.3	Survival	A-46
	8.4	Governing Law	A-47
	8.5	Submission to Jurisdiction	A-47
	8.6	Waiver of Jury Trial	A-47
	8.7	Notices	A-47
	8.8	Entire Agreement	A-48
	8.9	No Third-Party Beneficiaries	A-48
	8.10	Severability	A-48
	8.11	Rules of Construction	A-48
	8.12	Assignment	A-48
	8.13	Remedies	A-49
	8.14	Specific Performance; Maximum Recovery; No Liability of SibCos	A-49
	8.15	Counterparts; Effectiveness	A-49

AGREEMENT AND PLAN OF MERGER
      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into on September 15, 2005, by and among Premium Finance LLC, a Delaware limited liability company (“SibCo 1”), Mulberry Finance Co., Inc., a Delaware corporation (“SibCo 2”), DLJMB IV First Merger LLC, a Delaware limited liability company (“SibCo 3” and, together with SibCo 1 and SibCo 2, the “SibCos”), Premium Acquisition, Inc., a Delaware corporation (“Merger Co 1”), Mulberry Acquisition, Inc., a Delaware corporation (“Merger Co 2”), DLJMB IV First Merger Co Acquisition Inc., a Delaware corporation (“Merger Co 3,” and, together with Merger Co 1 and Merger Co 2, the “Merger Cos”) and UICI, a Delaware corporation (the “Company”).
RECITALS
      A. The respective boards of directors of each Merger Co and the Company have approved and declared advisable, and the sole member of SibCo 1, the members of SibCo 3 and the board of directors of SibCo 2 have approved, this Agreement and the merger of each Merger Co with and into the Company (the “Merger”) on the terms and subject to the conditions set forth herein.
      B. Concurrently with the execution of this Agreement, certain stockholders of the Company are entering into a voting agreement (the “Voting Agreement”) with the Merger Cos pursuant to which such Persons have agreed, subject to the terms thereof, to vote their Common Shares in favor of adoption of this Agreement.
      C. Concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, funds affiliated with or managed by each of The Blackstone Group, DLJ Merchant Banking Partners IV, L.P. and Goldman, Sachs & Co. (collectively, the “Sponsors” and each group of affiliated funds, individually, a “Sponsor”) is (i) entering into an agreement with Merger Co 1, Merger Co 2 and Merger Co 3, respectively, pursuant to which such Sponsor has agreed to provide the Equity Commitment (as defined herein) and (ii) providing guarantees (collectively, the “Guarantee”) in favor of the Company with respect to certain obligations of Merger Co 1, Merger Co 2 and Merger Co 3, respectively, in each case in furtherance of the transactions contemplated by this Agreement.
      D. Concurrently with the execution of this Agreement, certain parties to the Voting Agreement are entering into a non-compete agreement (the “Non-Compete Agreements”) with the Company and SibCo 1 pursuant to which such Person has agreed, subject to the terms thereof, to refrain from competing with the business of the Company and its Subsidiaries for a period of three years from the Closing Date.
      E. The parties desire to make certain representations, warranties and covenants in connection with the Merger and also to prescribe certain conditions to the Merger.
      F. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in Section 8.1 of this Agreement.
      NOW, THEREFORE, the SibCos, the Company and the Merger Cos agree as follows:
I.     THE MERGER
      1.1     The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, (a) each Merger Co will merge with and into the Company and (b) the separate corporate existence of each Merger Co will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”).
      1.2     Closing. Unless otherwise mutually agreed in writing by the Company and SibCo 1, the closing of the Merger (the “Closing”) will take place at the offices of Jones Day, 222 East 41st Street, New York, New York, 10017, at 10:00 a.m. local time on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.
      1.3     Effective Time. Subject to the provisions of this Agreement, as soon as practicable following the Closing, the parties will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by SibCo 1 and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
      1.4     Effects of the Merger. The Merger will have the effects set forth in Section 259 and the other provisions of the DGCL.
      1.5     Certificate of Incorporation. As promptly as practicable after the date hereof (and in any event not later than the date the Company Proxy Statement is to be mailed or the Company Registration Statement is to become effective), SibCo 1 will prepare a final form of certificate of incorporation of the Surviving Corporation (the “Form of Charter”) which (a) shall rename the outstanding common stock of the Company as Class A-1 Common Stock, (b) shall establish a class of common stock (to be named Class A-2 Common Stock) having the same economic and voting rights as the Class A-1 Common Stock, but being subject to the terms set forth in Exhibit 1.5, and (c) shall have such other terms as may be customary, which form shall be reasonably acceptable to the Company. The certificate of incorporation of the Company will be amended in its entirety to read as set forth in the Form of Charter, and as so amended, at the Effective Time such certificate of incorporation will be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter duly amended as provided therein or by applicable Law.
      1.6     Bylaws. The bylaws of Merger Co 1 in effect immediately prior to the Effective Time will be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter duly amended as provided therein or by applicable Law.
      1.7     Directors and Officers. The directors of the Merger Cos at the Effective Time will, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. The officers of the Company at the Effective Time will, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.
      1.8     Assignment of Rights Under Debt Financing. In connection with the transactions contemplated by this Agreement:

(a) Prior to the Effective Time, the Company will form a wholly-owned limited liability company (the “LLC”), the governance and economic structure and other key provisions of which shall be reasonably acceptable to SibCo 1. From and after the formation of the LLC until the Effective Time, the Company shall maintain the LLC as a wholly-owned Subsidiary of the Company;

(b) At the request of SibCo 1, concurrent with or immediately after the Effective Time, the Company shall transfer to the LLC any and all assets (including capital stock of Subsidiaries) and liabilities of the Company that may be transferred by the Company without obtaining consents or authorizations from any third party or Governmental Entity; and

(c) At the Effective Time, each SibCo will assign to the LLC any and all rights and obligations of such SibCo pursuant to the Debt Financing, and the Surviving Corporation will cause the LLC to assume such rights and obligations.

II.     EFFECT OF THE MERGER ON CAPITAL STOCK
      2.1     Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any of the SibCos or the Merger Cos, the Company or the holder of any capital stock of any Merger Co or the Company:

(a) Merger Consideration.

(i) Each share of the common stock, par value $0.01 per share, of the Company (each, a “Common Share” and collectively, the “Common Shares”) issued and outstanding immediately prior to the Effective Time, including Common Shares owned by any SibCo, any Merger Co or the Company or any wholly owned Subsidiary of any SibCo, any Merger Co or the Company or any of its wholly owned Subsidiaries, but excluding (A) Dissenting Shares, (B) Agent Shares and (C) Management Shares (the Common Shares referred to in (A)-(C), the “Excluded Common Shares” and the Common Shares referred to in (B)-(C), “Retained Shares”)), will be converted into the right to receive $37.00 in cash, without interest (the “Cash Consideration”).

(ii) Management Shares shall not be converted into the Cash Consideration but shall instead remain outstanding, but renamed, as shares of Class A-1 common stock of the Surviving Corporation (“Class A-1 Common Stock”). Each Agent Share issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive one share of Class A-2 common stock, par value $0.01 per share, of the Surviving Corporation (“Class A-2 Common Stock,” such shares of Class A-2 Common Stock, together with the Class A-1 Common Stock remaining outstanding pursuant to this Article II, the “Stock Consideration,” and the Stock Consideration, together with the Cash Consideration, the “Merger Consideration”).

(iii) Any Dissenting Shares will thereafter represent only the right to receive the applicable payments set forth in Section 2.3 upon compliance with the procedures set forth herein.

(b) Cancellation of Common Shares. At the Effective Time, all Common Shares will no longer be outstanding and all Common Shares will be cancelled and retired and will cease to exist, and, subject to Section 2.3, each Certificate formerly representing any such Common Shares will thereafter represent only the right to receive the Merger Consideration, in accordance with Section 2.2.

(c) Cancellation of Treasury Stock. Each Common Share issued and outstanding immediately prior to the Effective Time and owned by any SibCo, any Merger Co or the Company, except for any such shares held on behalf of third parties, will cease to be outstanding, will be cancelled and retired without payment of any consideration therefor and will cease to exist.

(d) Conversion of Merger Cos Capital Stock. Each share of common stock of each of Merger Co 1, Merger Co 2 and Merger Co 3 issued and outstanding immediately prior to the Effective Time will be converted into one share of Class A-1 Common Stock; it being understood that the capitalization (including number of outstanding shares) of the Merger Cos will be adjusted prior to the Effective Time as necessary to give effect to Section 2.1(e).

(e) Agent Share Ownership. Giving effect to this Section 2.1, the ratio (x) of the number of shares of Class A-2 Common Stock issued in respect of Agent Shares in the Merger over (y) the aggregate number of shares of Class A-1 Common Stock issued in the Merger in respect of the cancellation of the capital stock of the Merger Cos shall be equal to the ratio of (1) the product of $37 and the number of Agent Shares at the Effective Time over (2) the aggregate equity capital of the Merger Cos at the Effective Time.
      2.2     Surrender of Certificates. (a) Paying Agent. At the Effective Time, the Surviving Corporation will deposit, or will cause to be deposited, with a bank or trust company appointed by SibCo 1 and reasonably acceptable to the Company (the “Paying Agent”), (i) for the benefit of the holders of Common Shares (other than Excluded Common Shares), cash sufficient to pay the aggregate Cash Consideration and (ii) for the benefit of the holders of Agent Shares, certificates representing the shares of Class A-2 Common Stock issuable at the Effective Time in the Merger pursuant to Section 2.1(a)(iii), in each case in exchange for the due surrender of the certificates formerly representing any such Common Shares (the “Certificates”) (or effective affidavits of loss in lieu thereof) pursuant to the provisions of this Section 2.2 (the cash deposited with the Paying Agent pursuant to this Section 2.2 being herein referred to as the “Payment Fund”). The Paying Agent will invest the Payment Fund as directed by SibCo 1, provided that no such investment or losses will affect the cash amounts payable to holders of Common Shares. Any interest and other income resulting from such investment will be paid to the Surviving Corporation.
      (b) Payment Procedures. As soon as practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of Common Shares a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title to Certificates will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof) to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate will be entitled to receive in exchange therefor either (i) with respect to Common Shares other than Retained Shares, cash in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this Article II or (ii) with respect to Agent Shares, a book-entry account statement reflecting ownership of (or, if requested, a stock certificate representing) that number of shares of Class A-2 Common Stock into which the shares of Common Stock previously represented by such Certificate are converted in accordance with Section 2.1(a)(ii), and, in each case, the Certificate so surrendered will forthwith be cancelled. No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, cash to be paid upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such Common Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.
      (c) Withholding Taxes. SibCo 1, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Common Shares any amounts that it is required to deduct and withhold with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the holder of the Common Shares in respect of which such deduction and withholding was made.
      (d) No Further Transfers. After the Effective Time, there will be no transfers on the stock transfer books of the Company of Common Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Common Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.
      (e) Termination of Payment Fund. Any portion of the Payment Fund that remains unclaimed by the former stockholders of the Company six months after the Effective Time will be delivered to the Surviving Corporation. Any certificates representing shares of Class A-2 Common Stock deposited with the Paying Agent pursuant to Section 2.2(a) and not exchanged within six months after the Effective Time pursuant to this Section 2.2(e) will be delivered to the Surviving Corporation, which will thereafter act as exchange agent. Any former holder of Common Shares (other than Excluded Common Shares) who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation for payment of the Merger Consideration upon due surrender of their Certificates (or effective affidavits of loss in lieu thereof), without any interest thereon. Notwithstanding the foregoing, none of the SibCos, the Merger Cos, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Common Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

      (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms the Surviving Corporation may determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.
      2.3     Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, any Common Shares outstanding immediately prior to the Effective Time that are held by a stockholder (a “Dissenting Stockholder”) who has neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who has demanded properly in writing appraisal for such shares and otherwise properly perfected and not withdrawn or lost their rights (the “Dissenting Shares”) in accordance with Section 262 of the DGCL will not be converted into, or represent the right to receive, the Cash Consideration. Such Dissenting Stockholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 will thereupon be deemed to have been converted into, and represent the right to receive, the Cash Consideration in the manner provided in Article II and shall no longer be Excluded Common Shares. Notwithstanding anything to the contrary contained in this Section 2.3, if the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. The Company will give SibCo 1 prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company shall give SibCo 1 the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of SibCo 1, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.
      2.4     Adjustments to Prevent Dilution. In the event that the Company changes the number of Common Shares, or securities convertible or exchangeable into or exercisable for Common Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration will be equitably adjusted to reflect such change.
      2.5     Treatment of Company Stock Options and Other Equity Based Awards. (a) Each option to purchase Common Shares (collectively, the “Company Stock Options”) outstanding immediately prior to the Effective Time pursuant to the Company Benefit Plans will become fully vested and exercisable and, except as provided in Exhibit 2.1(f), the holder of such Company Stock Option will, in settlement of such Company Stock Option and in exchange for the surrender to the Company of the certificate or other document evidencing such Company Stock Option, receive from the Company for each Common Share subject to such Company Stock Option, an amount (subject to any applicable withholding tax) in cash equal to the difference between the Cash Consideration and the exercise price per Common Share, to the extent such difference is a positive number (with the aggregate amount of such payment rounded up to the nearest whole cent). At the Effective Time, each outstanding and unexercised Company Stock Option will be canceled and the holders of Company Stock Options will have no further rights in respect of any Company Stock Options.
      (b) Immediately prior to the Effective Time, all forfeiture provisions applicable to restricted shares (collectively, the “Company Restricted Shares”) issued pursuant to the Company Benefit Plans (or under any individual agreement with a Company employee or current or former director of the Company) will lapse to the extent such forfeiture provisions have not previously lapsed in accordance with the terms of the Company Benefit Plans (or the terms of any individual agreement). Each holder of Restricted Shares will be treated as a holder of the corresponding number of Common Shares as of the Effective Time in accordance with Section 2.1(a) in the same manner as other outstanding Company Common Shares issued and outstanding immediately prior to the Effective Time.

      (c) Each holder of each awarded and allocated share equivalent credit (collectively, the “Company Share Credit Awards”) outstanding as of the Effective Time pursuant to the terms of the Phantom Share Credit Plans will, in settlement of such Company Share Credit Awards and in exchange for the surrender to the Company of any document evidencing such Company Share Credit Awards, receive from the Company for each Company Share Credit Award, at such time as such Company Share Credit Award would have become fully vested and nonforfeitable (after taking into account any accelerated vesting in the UGA Employee Long Term Bonus Program) pursuant to the terms of the applicable Phantom Share Credit Plans as in effect as of the date hereof, an amount (subject to any applicable withholding tax) in cash equal to the number of shares subject to such Company Share Credit Awards held by such holder multiplied by the Cash Consideration. To the extent the Company has not previously done so, immediately prior to the Effective Time, the Company shall reallocate all “forfeiture credits” in accordance with the terms of the Phantom Share Credit Plans.
      (d) The Company will take all actions necessary to ensure that all adjustments, allocations and amendments to or all such determinations required with respect to the Company Stock Options, Company Restricted Shares and Company Share Credit Awards required to implement the foregoing provisions of this Section 2.5 are taken or made.
III.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY
      Except as set forth in the letter delivered to the SibCos and the Merger Cos by the Company concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (which Company Disclosure Letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Company Disclosure Letter relates; provided, however, that any information set forth in one Section of the Company Disclosure Letter will be deemed to apply to each other Section or subsection of this Agreement to which its relevance is reasonably apparent from the face of the disclosure), the Company hereby represents and warrants to the SibCos and each Merger Co that:

3.1 Organization; Power; Qualification. (a) The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company and its Subsidiaries has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

(b) Each of the Domestic Insurance Subsidiaries is (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation, (ii) duly licensed or authorized to carry on an insurance business in each other jurisdiction where it is required to be so licensed or authorized, and (iii) duly authorized in its jurisdiction of incorporation and each other applicable jurisdiction to write its lines of business as required by applicable Law, except, in each case, where the failure to be so licensed or authorized would not result in a material settlement or fine or a material change in the conduct of business by such Domestic Insurance Subsidiary as presently conducted. The Company and each of its Subsidiaries have made all material filings required under applicable insurance Laws.

3.2 Corporate Authorization; Enforceability. (a) The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement. The board of directors of the Company (“Company Board”) has adopted resolutions (i) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement; (ii) declaring that it is advisable and in the best interests of the stockholders of the Company that the Company enters into this Agreement and consummates the Merger on the terms and subject to the conditions set forth in this Agreement; (iii) directing that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; and (iv) recommending to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the SibCos and the Merger Cos, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (such exceptions, the “Enforceability Exceptions”).

3.3 Organizational Documents. The Company has made available to SibCo 1 correct and complete copies of the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its material Subsidiaries, in each case as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”).

3.4 Capitalization; Options. (a) The Company’s authorized capital stock consists solely of 100,000,000 Common Shares and 10,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”). As of the close of business on September 12, 2005 (the “Measurement Date”), 46,124,004 Common Shares were issued and outstanding, including 14,000 Company Restricted Shares, and no shares of Preferred Stock were issued or outstanding. As of the Measurement Date, 1,416,386 Common Shares were held in the treasury of the Company or by any Subsidiary. Since the Measurement Date, other than in connection with the issuance of Common Shares pursuant to the exercise of Company Stock Options outstanding as of the Measurement Date, there has been no change in the number of outstanding shares of capital stock of the Company or the number of outstanding Company Stock Options. As of the Measurement Date, 631,581 Company Stock Options to purchase 631,581 Common Shares were outstanding. As of the Measurement Date, 1,766,401 Common Shares are issuable upon the vesting of all outstanding Matching Credits. As of the Measurement Date, there were outstanding 413,617.25 share credits under the Phantom Share Credit Plans. Except as set forth in this Section 3.4, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or such securities or other rights (which term, for purposes of this Agreement, shall be deemed to include “phantom” stock or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights). Since the Measurement Date, there have been no issuances of any securities of the Company or any of its Subsidiaries that would have been in breach of Section 5.2 if made after the date hereof. No Subsidiary of the Company owns any Common Shares.

(b) All outstanding Common Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights.

(c) The Company has made available to SibCo 1 correct and complete copies of all plans of the Company providing for the issuance of Common Share awards based upon the value of Common Shares (the “Company Stock Award Plans”), which the Company has set forth on Section 3.4(c) of the Company Disclosure Letter, and all forms of options and other stock-based awards issued under those Company Stock Award Plans.

(d) Except as set forth in this Section 3.4, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Common Shares, Preferred Stock, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company or such securities or other rights or (ii) to provide any funds to or make any investment in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(e) For purposes of this Agreement:

(i) “Matching Credits” means any right with respect to a matching, bonus or forfeiture credit granted to a participant under any Agent Stock Accumulation Plan;

(ii) “Agent Stock Accumulation Plan” means each of the Agents’ Total Ownership Plan I, Agents’ Total Ownership Plan II, the Agency Matching Total Ownership Plan I, the Agency Matching Total Ownership Plan II, the Initial Total Ownership Plan, the Agents’ Contribution to Equity Plan I, the Agents’ Contribution to Equity Plan II, the Matching Agency Contribution Plan I, the Matching Agency Contribution Plan II and Agents’ Stock Accumulation Plan; and

(iii) “Phantom Share Credit Plans” means the Special Total Ownership Plan 2004, the “BOB II” Big Opportunity Bash Bonus Program II, the HMI Employee Bonus Program and the UGA Employee Long Term Bonus Program.

3.5 Subsidiaries. A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization and percentage ownership by the Company is set forth in Section 3.5 of the Company Disclosure Letter. None of the Subsidiaries is deemed to be “commercially domiciled” in any jurisdiction, and the Company is not presumed to be in “control” (within the meaning of applicable Laws) of any insurance company that is not a Subsidiary of the Company. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. Except as set forth in this Section 3.5, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of any Subsidiary of the Company or such securities or other rights. Except as set forth in Section 3.5 of the Company Disclosure Letter, (a) each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens and (b) the Company does not own, directly or indirectly, any capital stock of, or any other securities or other rights convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

3.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body, self-regulated entity or similar body or any ad hoc multi-state review board, whether domestic or foreign (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act of 1933 (the “Securities Act”) (including any registration statement on Form S-4, if required (the “Company Registration Statement”)) and Securities Exchange Act of 1934 (the “Exchange Act”);

(c) compliance with the New York Stock Exchange (“NYSE”) rules and regulations;

(d) the pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);

(e) the approvals required by the insurance Laws of the States of Texas and Oklahoma to the extent applicable to the Company or any of its Subsidiaries (the “Company Form A Approvals”) and any approvals (or non-disapprovals) related to the effect on competition in individual state insurance markets (the “Company Form E Approvals”); and

(f) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.6 have been obtained or made), except for contraventions, conflicts, violations or breaches that would not have a Company Material Adverse Effect;

(c) result in any violation or breach of or loss of a benefit under, or constitute a default (with or without notice or lapse of time or both) under, any Company Material Contract (as defined in Section 3.15);

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Material Contracts;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Material Contracts; or

(f) cause the creation or imposition of any Liens on any Company Assets, except for Liens that would not have a Company Material Adverse Effect.

3.8 Voting. (a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement, the Merger and the transactions contemplated thereby.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries, other than the Voting Agreement. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which stockholders of the Company may vote.

3.9 SEC Reports; Securities Law Matters. (a) The Company has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2003 (collectively, the “Company SEC Reports,” and if filed prior to the date of this Agreement, the “Company Filed SEC Reports”). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and other applicable Laws and (ii) did not, at the time they were filed, or if amended or restated prior to the date of this Agreement, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, or any securities exchange or quotation service. Each Company Stock Option and Matching Credit has been offered and issued in accordance with the registration and prospectus delivery requirements of the Securities Act or pursuant to an exemption therefrom.

(b) The chief financial officer and chief executive officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Reports, and the statements contained in such certifications were complete and correct in all material respects at the time they were made. The Company has designed and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) to ensure that information required to be disclosed in the Company SEC Reports is recorded, processed and reported, within the time periods specified in the SEC’s rules and forms, and such disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company has designed and maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

3.10 Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Reports, including the notes thereto (collectively, including the notes thereto, the “Company Consolidated Financial Statements”):

(i) complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, which were not and are not expected to be material in amount).
      (b) The audited financial statements and unaudited interim financial statements of each of the Company’s Domestic Insurance Subsidiaries, in the form included in or filed with any filing required to be submitted to the Insurance Regulatory Authority applicable to such Domestic Insurance Subsidiary since January 1, 2002, (i) were prepared in accordance with SAP applied on a consistent basis (except as may be indicated in the notes to those financial statements) and (ii) fairly present in all material respects the financial position of such Domestic Insurance Subsidiary as of the dates thereof and its results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, which were not and are not expected to be material in amount).
      3.11     Reserves; Ratings; Reinsurance. (a) The aggregate claims reserves of the Company and its consolidated Subsidiaries, as reflected in the Company Consolidated Financial Statements, have been determined in all material respects in accordance with GAAP. Except as set forth in the Company Consolidated Financial Statements (including the notes thereto), the insurance reserving practices and polices of the Company and its consolidated Subsidiaries have not changed in any material respect since January 1, 2002. All claims reserves of the Company and its consolidated Subsidiaries set forth in the Company Consolidated Financial Statements were determined in accordance with generally accepted actuarial standards and meet in all material respects the requirements of the insurance Laws of the applicable Insurance Regulatory Authority.
      (b) The financial strength ratings of each of The MEGA Life and Health Insurance Company and the Mid-West National Life Insurance Company of Tennessee are “A” from Fitch and “A-” from A.M. Best, and the financial strength rating of The Chesapeake Life Insurance Company is “A-” from A.M. Best.
      (c) Each rating described in Section 3.11(b) carries a “stable” outlook. No rating organization named in Section 3.11(b) has publicly announced that it has (i) changed the rating outlook or (ii) otherwise placed under surveillance or review its rating of the financial strength of any of The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee or The Chesapeake Life Insurance Company.
      (d) All reinsurance treaties or agreements reflected in the Company Consolidated Financial Statements are valid, binding and enforceable against the Company and, to the Knowledge of the Company, against any other party thereto, in accordance with their terms (subject to the Enforceability Exceptions), are in full force and effect and transfer such risk as would be required for such treaties and agreements to be properly accounted for as reinsurance, except where the failure to transfer such risk would not have a Company Material Adverse Effect. No such treaty or agreement contains any provision providing that the other party thereto may terminate or amend such treaty or agreement by reason of the transactions contemplated by this Agreement, except where the presence of such provision would not have a Company Material Adverse Effect. The Company and each Subsidiary of the Company are entitled to take full credit in their respective financial statements pursuant to applicable Laws for all reinsurance ceded pursuant to any reinsurance treaty or agreement to which the Company or any Subsidiary of the Company is a party, except where the failure to take such full credit would not have a Company Material Adverse Effect.
      3.12     Liabilities. Excluding liabilities under insurance products, but only to the extent that such liabilities are reflected in the claims reserves that are the subject of Section 3.11(a), there are no liabilities or obligations of any kind, whether accrued, absolute, contingent or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries, other than:

(a) Liabilities that are, and only to the extent, disclosed in the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2005 or the notes thereto set forth in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

(b) Liabilities incurred since June 30, 2005 in the ordinary course of business consistent with past practice that would not have a Company Material Adverse Effect; and

(c) Liabilities that are, but only to the extent, described in the Company Disclosure Letter.
      3.13     Absence of Certain Changes. (a) Since June 30, 2005, there has not been any Company Material Adverse Effect.
      (b) Since January 1, 2005, (i) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement without SibCo 1’s consent, would be prohibited by Section 5.1 and (ii) the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practices.
      3.14     Litigation. There are no legal actions, claims, demands, suits, arbitrations, proceedings or investigations, including any regulatory examinations (collectively, “Legal Actions”), pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (including any director, officer or employee thereof for whom the Company or any Subsidiary of the Company may be liable) other than Legal Actions that, if adversely decided, would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is being investigated, or to the Company’s Knowledge, threatened in writing with investigation, by or on behalf of any Governmental Entity with respect to any material conflict with, material default or material violation by the Company or any of its Subsidiaries of any Laws applicable to them. There are no Orders outstanding against the Company or any of its Subsidiaries other than Orders that would not have a Company Material Adverse Effect.

      3.15     Contracts. (a) Section 3.15(a) of the Company Disclosure Letter contains a list of the following Contracts to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties or assets are bound or affected as of the date of this Agreement (each of the foregoing will be referred to herein collectively as the “Company Material Contracts”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) the ten largest provider contracts measured in terms of payments received from the Company and its Subsidiaries and the ten largest insured customer contracts measured in terms of members covered;

(iii) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for (A) the borrowing or lending of money, whether as borrower, lender or guarantor, (B) the placement of a Lien on the assets of the Company or its Subsidiaries (other than Permitted Liens), or (C) the restriction on the Company’s or any of its Subsidiaries’ ability to incur indebtedness or Liens (it being understood that (x) trade payables incurred in the ordinary course of business consistent with past practice, (y) ordinary course business funding mechanisms between the Company and its customers and providers consistent with past practice, and (z) guarantees of indebtedness by the Company and its Subsidiaries to wholly owned subsidiaries of the Company will not be considered indebtedness for purposes of this provision);

(iv) any other Contract restricting the payment of dividends or the repurchase of stock or other equity;

(v) collective bargaining Contracts;

(vi) joint venture, partnership or limited liability company agreements or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company under which the Company or any Subsidiary must share revenues, has or may have any liability to provide additional equity or debt capital or has any liability for the obligations of another Person (other than a wholly owned subsidiary);

(vii) any Contract providing for the acquisition or disposition after the date of this Agreement, directly or indirectly (by merger or otherwise) by the Company or any of its Subsidiaries, of any entity, business, asset or capital stock or other equity interests, if the aggregate consideration (including the assumption of any debt or liabilities) exceeds $5.0 million, in each case, other than with respect to the acquisition or dispositions of marketable securities held in the Company’s and its Subsidiaries’ investment portfolios that were made in the ordinary course of business consistent with past practice;

(viii) any treaty, agreement or other Contract for reinsurance entered into other than in the ordinary course of business consistent with past practice;

(ix) leases for real or personal property involving annual expense in excess of $500,000;

(x) any non-competition agreement or any other agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries or purports to restrict Affiliates thereof that are not controlled by the Company from engaging or competing in any line of business or in any geographic area in any material respect (other than customary exclusivity provisions or arrangements with providers of health care services entered into in the ordinary course of business consistent with past practice);

(xi) each Contract providing for an Affiliate Transaction that is (or should be) set forth in Section 3.24 of the Company Disclosure Letter; or

(xii) any other Contract involving the Company’s or any of its Subsidiaries’ (A) right to receive payment or other consideration or (B) obligation to make payment in excess of $2.0 million per annum or $5.0 million in the aggregate per Contract over the unexpired term thereof.

      (b) (i) Neither the Company nor any Subsidiary is and, to the Company’s Knowledge, no other party is, in any material respect, in breach or violation of, or default under, any Company Material Contract, (ii) none of the Company or any of the Subsidiaries has received any claim of a material default under any such Contract, (iii) to the Company’s Knowledge, no event or condition has occurred or exists which would result in a material breach or violation of, or a material default or loss of a material benefit under, or acceleration of a material right or obligation under, any Company Material Contract (in each case, with or without notice or lapse of time or both), and (iv) each Company Material Contract is valid, binding and enforceable in accordance with its terms against the Company and is in full force and effect. The Company has made available to SibCo 1 true and complete copies of all Company Material Contracts, including any amendments thereto.
      3.16     Benefit Plans. (a) Section 3.16(a) of the Company Disclosure Letter lists each (i) “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including multiemployer plans within the meaning of Section 3(37) of ERISA and (ii) other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, in each case under which any past or present director, officer, employee, consultant or independent contractor (including any independent agent or independent field service representative) of the Company has any present or future right to benefits. All such plans, agreements, programs, policies, commitments and arrangements are collectively referred to as the “Company Benefit Plans.” All references to the “Company” in this Section 3.16 refer to the Company and any member of its “controlled group” within the meaning of Section 414 of the Code.
      (b) With respect to each Company Benefit Plan, if applicable, the Company has made available to SibCo 1 correct and complete copies of (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications concerning the extent of the benefits provided under a Company Benefit Plan; (iii) the three most recent annual reports (including all schedules); (iv) the three most recent annual audited financial statements and opinions; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); and (vi) all material communications with any Governmental Entity given or received since January 1, 2002.
      (c) Except as set forth and, if applicable, quantified on Section 3.16(c) of the Company Disclosure Letter, since June 30, 2005, there has not been any (i) amendment or change in interpretation by the Company relating to any Company Benefit Plan which would be reasonably expected to have a material liability, (ii) grant of any severance or termination pay to any present or former director or officer of the Company or any employee of the Company who earns in excess of $200,000 per annum (as measured by annual base salary and annual target bonus), (iii) loan or advance of money or other property by the Company to any of its present or former directors, officer or employees, (iv) establishment, adoption, entrance into, amendment or termination of any Company Benefit Plan (other than as may be required by the terms of an existing Company Benefit Plan, or as may be required by applicable Law or in order to qualify under Sections 401 and 501 of the Code), or (v) grants of any equity or equity-based awards, other than in the ordinary course consistent with past practice.
      (d) The Company does not maintain or contribute to, and has not since January 1, 1999, maintained or contributed to, or had during such period the obligation to maintain or contribute to, any Company Benefit Plan subject to (i) Section 412 of the Code, (ii) Title IV of ERISA or (iii) any “multiple employer plan” within the meaning of the Code or ERISA.
      (e) Each Company Benefit Plan that requires registration with a Governmental Entity has been so registered. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and no event has occurred since the date of such qualification or exemption that would reasonably be expected to adversely affect such qualification or exemption. Each Company Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, except as would not have a Company Material Adverse Effect. No event has occurred and no condition exists that would subject the Company by reason of its affiliation with any member of its “controlled group” (within the meaning of Section 414 of the Code) to (i) any material Tax, penalty or fine or (ii) any Lien other than a Permitted Lien or other liability not disclosed in Sections 3.12(a) and (c), in each case imposed by ERISA, the Code or other applicable Laws.
      (f) There are no (i) Company Benefit Plans under which welfare benefits are provided to past or present employees beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985 (“COBRA”), Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws, the cost of which is fully paid by such employees or their dependents; or (ii) unfunded Company Benefit Plan obligations with respect to any past or present employees of the Company that are not fairly reflected by reserves shown on the most recent financial statements contained in the Company SEC Reports, except as would not have a Company Material Adverse Effect.
      (g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, be reasonably expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.
      (h) Neither the Company nor any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which, individually or in the aggregate, has resulted or would reasonably be expected to result in any liability to the Company or any of its Subsidiaries that would have a Company Material Adverse Effect.
      3.17     Labor Relations. (a) None of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted since January 1, 2002 or are now being conducted. Neither the Company nor any of its Subsidiaries is a party to or presently negotiating any collective bargaining agreement or other labor Contract. There is no pending, and to the Knowledge of the Company, there is no threatened material strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company or any of its Subsidiaries.
      (b) (i) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security Taxes and (ii) no unfair labor practice charge or complaint is pending or, to the Knowledge of the Company, threatened. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (“WARN”) or any similar state or local Law within the last six months which remains unsatisfied.
      (c) Section 3.17(c) of the Company Disclosure Letter sets forth, as of the Measurement Date, a complete and accurate list of (i) each of the Active Agents of each of the Company’s Domestic Insurance Subsidiaries (the “Active Agents List”), (ii) each of the Company’s Senior Producers (the “Senior

Producers List”), and (iii) each of the Senior Hierarchy Agents of each of the Company’s Domestic Insurance Subsidiaries (the “Senior Hierarchy Agents List”). For purposes of Sections 3.17(c) and 6.2(g), (i) an “Active Agent” is an agent (A) who is licensed to offer health insurance products issued by a Domestic Insurance Subsidiary, (B) who submitted to such Domestic Insurance Subsidiary at least one application for health insurance during the month of August 2005, and (C) who has at least 1,000 shares (vested and/or unvested) in his or her account under the Company’s Agent Stock Accumulation Plan; (ii) a “Senior Producer” is an Active Agent who (x) ranks in the top 100 in terms of annualized premium volume of health insurance business submitted for underwriting by The MEGA Life and Health Insurance Company or (y) ranks in the top 100 in terms of annualized premium volume of health insurance business submitted for underwriting by Mid-West National Life Insurance Company of Tennessee, during the eight month period ended August 31, 2005; and (iii) a “Senior Hierarchy Agent” is an Active Agent who has been designated either as (1) a Regional Director, a Division Leader or a District Leader by the UGA — Association Field Services division of The MEGA Life and Health Insurance Company or (2) an Area Sales Leader, a Regional Sales Leader or a District Sales Leader by the Cornerstone America division of Mid-West National Life Insurance Company of Tennessee.
      3.18     Taxes. (a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns (including information provided therewith or with respect thereto) are correct and complete in all material respects.
      (b) The Company and its Subsidiaries have fully and timely paid all material Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.18(a)) and have made adequate provision in all material respects for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before June 30, 2005 on the most recent financial statements contained in the Company SEC Reports to the extent required by GAAP, and the Company and its Subsidiaries have not incurred any material Tax since June 30, 2005 except in the ordinary course of business consistent with past practice.
      (c) There are no material outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending.
      (d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not have a Company Material Adverse Effect.
      (e) There are no Liens on an of the assets of the Company and its Subsidiaries that arose in connection with any failure (or alleged failure) to pay Taxes, except for Permitted Liens.
      (f) The Company and its Subsidiaries have never been members of an affiliated group of corporations, within the meaning of Section 1504 of the Code, other than a group of which the Company is the common parent.
      (g) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except for such Taxes as to which the failure to pay or withhold that would not have a Company Material Adverse Effect.
      (h) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the five-year period ending on the date of this Agreement.
      (i) Neither the Company nor any of its Subsidiaries meets the “adjusted ordinary gross income requirement” for a personal holding company, as defined in Section 542(a)(1) of the Code.

      (j) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar Tax agreements (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments after the Closing Date.
      (k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was to be governed in whole or in part by Section 355 of the Code within the two-year period ending on the date of this Agreement or otherwise as part of a plan (or series of related transactions) of which the Merger is a part.
      (l) Neither the Company nor any of its Subsidiaries has engaged in any transaction that has given rise to or could be reasonably expected to give rise to (i) a disclosure obligation with respect to any Person under Section 6111 of the Code and the regulations promulgated thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code and the regulations promulgated thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations promulgated thereunder.
      (m) The Company has made available to SibCo 1 true and correct copies of all material federal, state and local Tax Returns filed by the Company and its Subsidiaries on which the statute of limitations has not expired. As of the date of this Agreement, the Company has not received any written requests for information from any taxing authority currently outstanding that could affect the Taxes of the Company or its Subsidiaries in any material respect.
      (n) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481 of the Code resulting from a change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.
      (o) In the two-year period preceding the date of this Agreement, neither the Company nor any Subsidiary has made, and as of the date of this Agreement neither the Company nor any Subsidiary is obligated to make, any material payment that would not be deductible pursuant to Section 162(m).
      (p) Neither the Company nor any of its insurance Subsidiaries has agreed, or is required to make, any adjustment under Section 807(f) of the Code.
      (q) Each life insurance Subsidiary is and has been taxable as a life insurance company within the meaning of Section 816 of the Code for all taxable periods ending on or prior to the Closing Date for which the statute of limitations has not expired.
      (r) To the Knowledge of the Company, none of the independent agents who have been under contract with the Company or any of its Subsidiaries for any taxable period ending on or prior to the Closing Date for which the statute of limitations has not expired is an “employee” for U.S. federal income tax purposes.
      (s) Except in each case as would not have a Company Material Adverse Effect, all life insurance policies issued by each Domestic Insurance Subsidiary to a holder domiciled in the United States meet all definitional or other requirements for qualification under the Code section applicable to such life insurance policies, including the following: (1) each life insurance policy meets the requirements of sections 101(f), 817(h) or 7702 of the Code, as applicable; (2) no life insurance contract issued by any Domestic Insurance Subsidiary is a “modified endowment contract” within the meaning of section 7702A of the Code unless and to the extent that the holders of the policies have been notified of their classification; and (3) none of the Domestic Insurance Subsidiaries has entered into any agreement or is involved in any discussions or negotiations and there are no audits, examinations, investigations or other proceedings with the IRS with respect to the failure of any life insurance policy under section 7702 or 817(h) of the Code. There are no material “hold harmless”

indemnification agreements with respect to the tax qualification or treatment of any product or plan sold, issued, entered into or administered by the Domestic Insurance Subsidiaries, and, to the Knowledge of the Company, there have been no material claims asserted by any Person under such “hold harmless” indemnification agreements so set forth.
      3.19     Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries are, and have at all prior times since January 1, 2002 been, in compliance with:

(i) all applicable Laws (collectively, “Environmental Laws”) relating to (A) pollution, contamination or protection of the environment or employee health and safety, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Matters”); and

(ii) all applicable Orders relating to Environmental Matters.

(b) There are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions or omissions:

(i) that have given rise or would reasonably be expected to give rise to any Liabilities of the Company or any of its Subsidiaries under any Environmental Laws;

(ii) that have required or would reasonably be expected to require the Company or any of its Subsidiaries to incur any actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, damages (including any actual, punitive or consequential damages) (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage, civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any Environmental Matters (collectively, “Environmental Costs”); or

(iii) that have formed or would reasonably be expected to form the basis of any Legal Action against or involving the Company or any of its Subsidiaries arising out of or relating to any Environmental Matters.

(c) Neither the Company nor any of its Subsidiaries is subject to any Order relating to Environmental Matters nor has received any written notice or other communication in writing (i) that any of them is or may be a potentially responsible Person or otherwise liable in connection with any waste disposal site or other location allegedly containing any Hazardous Substances; (ii) of any failure by any of them to comply with any Environmental Laws or the requirements of any Permits relating to Environmental Matters; or (iii) that any of them is requested or required by any Governmental Entity to perform any investigatory or remedial activity or other action in connection with any actual or alleged release of Hazardous Substances or any other Environmental Matters.

(d) Neither the Company nor any of its Subsidiaries has assumed or retained, by Contract or otherwise, any obligations under any Environmental Law.

(e) The Company has made available to SibCo 1 true and complete copies of all reports, audits, assessments or other documents containing material information concerning Environmental Matters that are in the possession or control of the Company or any of its Subsidiaries.
This Section 3.19 is the only representation made by the Company with respect to Environmental Laws, Environmental Matters or Hazardous Substances.

      3.20     Intellectual Property. Except as would not have a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not infringe upon or misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been made in writing to the Company or any Subsidiary that the conduct of the business of the Company and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates or otherwise violates the Intellectual Property rights of any third party; (ii) the Company or a Subsidiary thereof owns or is licensed to use or otherwise has the right to use all Intellectual Property used in the operation of its respective business, in accordance with the terms of any license agreement governing such Intellectual Property; (iii) none of the Intellectual Property owned by the Company or a Subsidiary thereof (the “Owned Intellectual Property”) has been adjudged invalid or unenforceable in whole or in part and, to the Knowledge of the Company, the Owned Intellectual Property is valid and enforceable; (iv) to the Knowledge of the Company, no Person is engaging in any activity that infringes upon the Owned Intellectual Property; (v) each license of Intellectual Property licensed to the Company or a Subsidiary (the “Licensed Intellectual Property”) is valid and enforceable, is binding on all parties to such license, and is in full force and effect; (vi) no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; and (vii) the Company has taken commercially reasonable measures to protect, preserve, police, safeguard and maintain (including through the use of non-disclosure and intellectual property assignment agreements) the proprietary nature of each item of Intellectual Property. For purposes of this Agreement, “Intellectual Property” means (i) United States patents, patent applications and statutory invention registrations, developments, technology and all related improvements thereto, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers registrations and applications for registration thereof, (iii) copyrightable works, copyrights, including computer applications, programs, hardware, software, systems, databases and related items and registrations and applications for registration thereof and (iv) trade secrets under applicable Law, including confidential and proprietary information and know-how.
      3.21     Title to Property. (a) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have legal title to, or, in the case of leased Company Assets, have valid leasehold interests in all Company Assets (whether real, personal, tangible or intangible) reflected as being owned or leased by the Company or its Subsidiaries in the June 30, 2005 balance sheet of the Company Consolidated Financial Statements and any assets acquired or leased by them since June 30, 2005, except for Company Assets sold in the ordinary course of business consistent with past practice, free and clear of any Liens, except for Permitted Liens.
      (b) The Company has made available to SibCo 1 a list of all real property owned, leased, operated or subleased for use by the Company and its Subsidiaries as of the date of this Agreement.
      3.22     Permits; Compliance with Laws. (a) Each of the Company and its Subsidiaries is in possession of all authorizations, licenses, consents, certificates, registrations, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold such Company Permits would not be reasonably expected to result in a material settlement or fine or material change in the conduct of business of the entity required to hold such Company Permit as currently conducted. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are not in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not be reasonably expected to result in a material change in the conduct of business of the entity subject to such Company Permit as currently conducted. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that would not have a Company Material Adverse Effect. No such suspension, cancellation, violation, breach, default, loss of a benefit, or acceleration of an obligation will result from the transactions contemplated by this Agreement, except for violations, breaches, defaults, losses or accelerations that would not have a Company Material Adverse Effect.

      (b) Neither the Company nor any of its Subsidiaries is, nor since January 1, 2002 has been, in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound or (ii) any Company Permits, except in each case for conflicts, defaults or violations that would not have a Company Material Adverse Effect.
      (c) Without limiting the foregoing, all forms of policies, binders, slips, certificates and other agreements of insurance (including all applications, supplements, endorsements, amendments, riders and ancillary agreements in connection therewith) issued by each Subsidiary of the Company since January 1, 2000 and all forms of marketing materials pertaining thereto have been approved by all applicable Governmental Entities where approval is or was required by applicable Law, or filed with and not objected to by such Governmental Entities within the period provided by applicable Law for objection, and all such forms comply in all material respects with, and have been administered in accordance with, applicable Law, except, in each case, where the failure to obtain such approvals, make such filings or not have such objections would not have a Company Material Adverse Effect. Any premium rates which were required to be filed with or approved by any Governmental Entity since January 1, 2000 have been so filed or approved and the premiums charged conform thereto, except where the failure to make such filings or obtain such approvals would not have a Company Material Adverse Effect.
      (d) Since January 1, 2000, the Company, its Subsidiaries and, to the Knowledge of the Company, their agents and distributors have marketed the Company’s insurance products in compliance with all applicable Laws governing sales processes and practices, except where the failure to so comply would not have a Company Material Adverse Effect. Without limiting the foregoing, all marketing materials, whether or not in written form, have accurately described the Company’s products, including with respect to coverage limits, exclusions, pre-existing conditions, deductibles and co-payments, except where the failure to so describe such products would not have a Company Material Adverse Effect. Since January 1, 2000, the Company’s agent training programs and other communications to agents and distributors (including training tapes, scripts, etc.) have been consistent with the Company’s written marketing materials and in compliance with applicable Laws, except where the failure to be consistent would not have a Company Material Adverse Effect. Since January 1, 2004, the Company has instructed its agents and distributors who market through association groups to clearly present themselves to existing and prospective association group members and to prospective insureds as insurance agents, except where the failure to so instruct its agents would not have a Company Material Adverse Effect.
      (e) (i) Since January 1, 2000, each (A) salaried employee of each Subsidiary of the Company with whom the Company or any of the Subsidiaries has entered into a written agreement to perform the duties of an insurance agent, broker, solicitor, third-party administrator or managing general agent for any Subsidiary of the Company and (B) each other Person with whom any of the Subsidiaries of the Company has entered into a written agreement to perform the duties of insurance agent, broker, solicitor, third party administrator or managing general agent for any Subsidiary of the Company (collectively, the “Producers”), at the time such Producer wrote, sold or produced business, or performed such other act for or on behalf of the Subsidiary of the Company that may require an agent’s, broker’s, producer’s, solicitor’s, third party administrator’s, managing general agent’s or other insurance license, was duly licensed and appointed, where required, as a Producer, as applicable (for the type of business written, sold or produced by such Producer), in the particular jurisdiction in which such Producer wrote, sold, produced, solicited or serviced such business, as may be required by any applicable Law, except in each such case where the failure to be so licensed or appointed would not have a Company Material Adverse Effect.
      (ii) Neither any Subsidiary of the Company nor the Company has made a filing with any Governmental Entity seeking an exemption under 18 USC § 1033(e)(2) with respect to any Producer or any employee.
      (iii) To the Knowledge of the Company, none of the Subsidiaries of the Company has compensated its Producers or other intermediaries using any method other than compensation as a percentage of premium.
      3.23     Takeover Statutes. The Company Board has taken all necessary action such that the restrictions on business combinations contained in Section 203 of the DGCL does not apply to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement.

No other takeover statutes apply or purport to apply to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement.
      3.24     Interested Party Transactions. (a) Except for employment Contracts entered into in the ordinary course of business consistent with past practice and filed as an exhibit to a Company Filed SEC Report, Section 3.24 of the Company Disclosure Letter lists the Contracts or arrangements under which the Company has any existing or future liabilities of the type required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC, (an “Affiliate Transaction”), between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (i) present or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner known to the Company of more than 5% of the Common Shares, or (iii) any Affiliate of any such officer, director or owner.
      (b) The Company and its Subsidiaries have no liabilities (contingent or otherwise) for any terminated Affiliate Transaction.
      (c) The Company has made available to SibCo 1 and the Merger Cos true and complete copies of each Contract or other relevant documentation (including any amendments or modifications thereto) providing for each Affiliate Transaction.
      (d) To the Knowledge of the Company, the terms of the Affiliate Transactions are not materially less favorable to the Company in the aggregate than those that could have been obtained in arms’ length transactions between the Company and third parties that are not Affiliates of the Company or its Subsidiaries.
      3.25     Information Supplied. None of the information included or incorporated by reference in the Company Proxy Statement or the Company Registration Statement will, (i) at the time it is filed with the SEC, (ii) at any time it is amended or supplemented, (iii) in the case of the Company Proxy Statement or any amendments thereto or supplements thereof, at the time the Company Proxy statement or such amendments or supplements are first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, or (iv) in the case of the Company Registration Statement, at the time it becomes effective, in each case, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by any SibCo or any Merger Co in connection with the preparation of the Company Proxy Statement or the Company Registration Statement for inclusion or incorporation by reference therein. The Company Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, and the Company Registration Statement will comply as to form in all material respects with the requirements of the Securities Act.
      3.26     Opinion of Financial Advisor. Each of Morgan Stanley & Co. Incorporated and New Vernon Capital LLC (each, a “Company Financial Advisor” and collectively, the “Company Financial Advisors”) has orally opined to the Company Board, which opinion will be delivered in writing contemporaneous with the execution of this Agreement or promptly thereafter, to the effect that, as of the date of this Agreement and based upon and subject to the factors and assumptions set forth therein, the Cash Consideration to be paid pursuant to this Agreement to holders of Common Shares (other than holders of Retained Shares as to such Retained Shares) is fair from a financial point of view. The Company has obtained the authorization of each Company Financial Advisor to include a copy of its opinion in the Company Proxy Statement and the Company Registration Statement.
      3.27     Insurance. Each of the Company and its Subsidiaries is, and since January 1, 2002 has been, covered in all material respects on an uninterrupted basis by insurance policies which to the Knowledge of the Company are reasonable in scope and amount in light of the risks attendant to the business in which the Company and any of its Subsidiaries is or has been engaged. All material policies currently in effect are in full force and effect, and will continue to be in full force and effect through and following the Closing or replacements will be obtained on terms not materially less favorable to the Company or the applicable

Subsidiary than those currently in effect. All premiums due and payable thereon have been paid in full on a timely basis. As of the date of this Agreement, no notice of cancellation, termination, revocation or material limitation has been received with respect to any such policy. There are no pending or, to the Knowledge of the Company, threatened material claims against such insurance by the Company or any Subsidiary as to which the insurers have denied liability. As of the date of this Agreement, no insurer on any material Company insurance policy has been declared insolvent or placed in receivership, conservatorship or liquidation. The Company has made available to SibCo 1 a true and complete copy of its currently effective directors and officers liability insurance policies.
      3.28     Certain Regulatory Matters. (a) Neither the Company nor any of its Subsidiaries (i) is or owns a health maintenance organization or (ii) manages any similar medical, health care, disability or dental program operated on a non-indemnity or non-reimbursement basis.
      (b) The Company, directly or through any entity that the Company is deemed to control for the purposes of the Bank Holding Company Act of 1956, as amended (the “BHC Act”), and Regulation Y of the Board of Governors of the Federal Reserve System (“Regulation Y”), engages solely in activities financial in nature or incidental to a financial activity, as defined in Section 4(k) of the BHC Act and Regulation Y, and all direct and indirect investments owned, controlled or held with the power to vote by the Company or through any entity that the Company is deemed to control for purposes of the BHC Act and Regulation Y are investments permissible for a financial holding company under Section 4 of the BHC Act and Regulation Y.
      (c) The Company, is not, and does not own, control, or have the power to vote any securities of, directly or through any entity that the Company is deemed to control for the purposes of the BHC Act and Regulation Y, (i) a bank holding company as defined in Section 2(a) of the BHC Act, (ii) a depository institution as defined in Section 3 of the Federal Deposit Insurance Act, (iii) a savings and loan holding company as defined in Section 10 of the Home Owner’s Loan Act, (iv) an Edge corporation or agreement corporation as defined in Section 25 or 25a of the Federal Reserve Act, as amended, and Regulation K of the Board of Governors of the Federal Reserve System, or (v) a foreign banking organization subject to the restrictions of Section 4 of the BHC Act by virtue of its U.S. operations.
      (d) The Company is not, and does not own, control, or have the power to vote any securities of, directly or through any entity that is deemed to be a subsidiary of the Company for purposes of Section 141 of the New York Banking Law (the “NYBL”), (i) a bank holding company or banking institution as defined in Section 141 of the NYBL or (ii) an investment company as defined in Section 2 of the NYBL.
      3.29     Brokers and Finders. Other than the Company Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to SibCo 1 a correct and complete copy of all agreements between the Company and each Company Financial Advisor under which a Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.
IV.     REPRESENTATIONS AND WARRANTIES OF THE SIBCOS AND THE MERGER COS
      Except as set forth in the letter delivered to the Company by each SibCo and each Merger Co concurrently with the execution of this Agreement (each, an “Acquiror Disclosure Letter”) (which Acquiror Disclosure Letter sets forth items of disclosure with specific reference to the particular Section or Subsection of this Agreement to which the information in the Acquiror Disclosure Letter relates; provided, however, that any information set forth in one Section of the Acquiror Disclosure Letter will be deemed to apply to each other Section or Subsection of this Agreement to which its relevance is reasonably apparent from the face of the disclosure), each SibCo and each Merger Co represents and warrants, severally and not jointly, and each as to itself only, to the Company that:

4.1 Organization and Power. Each SibCo and each Merger Co is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each such SibCo and each such Merger Co has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

4.2 Corporate Authorization. Each SibCo and each Merger Co has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each SibCo and each Merger Co and the consummation by each such SibCo and each such Merger Co of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each such SibCo and each such Merger Co.

4.3 Enforceability. This Agreement has been duly executed and delivered by each SibCo and each Merger Co and, assuming the due authorization, execution and delivery of this Agreement by the Company and each other SibCo, Merger Co 1, Merger Co 2 or Merger Co 3, as applicable, constitutes a legal, valid and binding agreement of such entity, enforceable against such entity in accordance with its terms, subject to the Enforceability Exceptions.

4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by each SibCo and each Merger Co and the consummation by each SibCo and each Merger Co of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act;

(c) the pre-merger notification required under the HSR Act;

(d) the approvals required by the insurance Laws of the States of Texas and Oklahoma to the extent applicable to the Company or any of its Subsidiaries (the “Acquiror Form A Approvals”) and any approvals (or non-disapprovals) related to the effect on competition in individual state insurance markets (the “Acquiror Form E Approvals”); and

(e) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have an Acquiror Material Adverse Effect.

4.5 Non-Contravention. The execution, delivery and performance of this Agreement by each SibCo and each Merger Co and the consummation by each SibCo and each Merger Co of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of such SibCo or such Merger Co;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to such SibCo or such Merger Co, or by which any assets of such SibCo or such Merger Co (“Acquiror Assets”) are bound (assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.4 have been obtained or made), except as would not have an Acquiror Material Adverse Effect; or

(c) result in any violation or breach of or loss of a benefit under, or constitute a default (with or without notice or lapse of time or both) under any Contracts to which such SibCo or such Merger Co is a party or by which any Acquiror Assets are bound, except as would not have an Acquiror Material Adverse Effect.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of such SibCo or such Merger Co, threatened, against such SibCo or such Merger Co before any Governmental Entity that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement. As of the date of this Agreement, such

SibCo or such Merger Co is not subject to any continuing Order that would or seeks to materially delay or prevent the consummation of the Merger or any of the transactions contemplated by this Agreement.

      4.7     Disclosure Documents. The information supplied by such SibCo or such Merger Co for inclusion in the Company Proxy Statement or the Company Registration Statement will not at the time filed with the SEC, at any time it is amended or supplemented, at the time the Company Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.
      4.8     Capital Resources. Prior to the execution of this Agreement, (a) Merger Co 1, Merger Co 2 or Merger Co 3, as applicable, has delivered to the Company correct and complete copies of executed equity financing commitment letters from the Sponsors, in an aggregate amount of $785 million, $250 million and $125 million respectively (collectively, the “Equity Commitment”), and (b) SibCo 1, SibCo 2 and SibCo 3 have delivered to the Company correct and complete copies of executed commitment letters (the “Commitment Letters”) from (1) JPMorgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding Inc. and J.P. Morgan Securities Inc. to provide financing in an aggregate amount of up to $600 million, and (2) J.P. Morgan Securities Inc. to provide financing in an aggregate amount of up to $100 million (the “Debt Financing” and, together with the Equity Commitment, collectively the “Financing”) upon the terms set forth therein. The Equity Commitment, in the form so delivered, is a legal, valid and binding obligation of the parties thereto and is in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, the Commitment Letters are in full force and effect and are a legal, valid and binding obligation of each SibCo and, to the Knowledge of such SibCo, the other parties thereto. As of the date of this Agreement, neither the Equity Commitment nor the Commitment Letters have been amended, modified or supplement or terminated and no provision thereof has been waived. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any SibCo or any Merger Co under either the Equity Commitment or the Commitment Letters, as the case may be. As of the date of this Agreement, no SibCo and no Merger Co has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment or the Commitment Letters, as the case may be. The SibCos have fully paid any and all commitment fees and other fees required by the Commitment Letters to be paid by them as of the date of this Agreement.
      4.9     Interim Operations of each Merger Co. Each Merger Co was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.
      4.10     Brokers. Except as may be otherwise agreed in writing between the Company and any Affiliate of such SibCo and such Merger Co, the Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such SibCo or such Merger Co.
V.     COVENANTS
      5.1     Conduct of Business of the Company. Except as contemplated by or reasonably related to effectuating the terms of this Agreement, following the date of this Agreement the Company will, and will cause each of its Subsidiaries to, (x) except as set forth in Section 5.1 of the Company Disclosure Letter, conduct its operations only in the ordinary course of business consistent with past practice and (y) use its reasonable best efforts to maintain and preserve intact its business organization, including the services of its key employees and the goodwill of its customers, agents, distributors, suppliers, reinsurers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement (or reasonably related to effectuating the terms thereof) or set forth in Section 5.1 of the Company Disclosure Letter, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of SibCo 1:

(a) Organization Documents. Amend any of the Company Organizational Documents;

(b) Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than (i) dividends paid to the Company by wholly owned Subsidiaries or (ii) payment of the regular semi-annual cash dividend declared July 28, 2005 with respect to Common Shares in the amount so declared on such date;

(c) Capital Stock. (i) Adjust, split, combine or reclassify or otherwise amend the terms of its capital stock, (ii) repurchase, redeem, purchase, acquire, encumber, pledge, dispose or otherwise transfer, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, (iii) issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights, including any grants of Matching Credits or share credits(or other “phantom” equity) under the Agent Stock Accumulation Plans or the Phantom Share Credit Plans (other than pursuant to (A) the exercise of the Company Stock Options, to the extent such Company Stock Options are outstanding as of the date of this Agreement, (B) the vesting of Matching Credits under the Agent Stock Accumulation Plans, (C) the issuance of shares in exchange for vested share credits pursuant to any Agent Stock Accumulation Plan or the Phantom Share Credit Plans, and (D) the granting of Matching Credits in accordance with the terms of any Agent Stock Accumulation Plan in the ordinary course of business consistent with past practice (which is agreed to be on a one-for-one basis relative to the number of shares purchased under any such plan)), (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights; except in each case as permitted under Section 5.1(d), or (v) register for sale, resale or other transfer any Common Shares under the Securities Act on behalf of the Company or any other Person, except to the extent required by any Contract or Company Benefit Plan by which the Company or any Company Asset is bound;

(d) Compensation and Benefits. (i) Increase the compensation or benefits payable or to become payable to any of its past or present directors or officers, (ii) grant any severance or termination pay to any of its past or present directors or officers (except as required by existing agreements, plans or policies), (iii) enter into any new employment or severance agreement with any of its past or present directors or officers, (iv) establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, or (v) grant any equity or equity-based awards to directors, officers or employees, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary or wages of officers or employees in the ordinary course of business consistent with past practice, or (C) as required by existing Contracts;

(e) Acquisitions. Acquire, by merger, consolidation, acquisition of equity interests or assets or otherwise, any business, corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any other asset, except for (i) investments in marketable securities made in the ordinary course of business consistent with past practice in accordance with the applicable investment policies of the Company and its Subsidiaries and (ii) other acquisitions in the ordinary course of business consistent with past practice for consideration not in excess of $1.0 million individually or $5.0 million in the aggregate;

(f) Dispositions. Sell, lease, license, transfer, pledge, encumber, grant or dispose of any Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the disposition of used or excess equipment or other assets that is no longer used or useable in the Company’s business in the ordinary course of business consistent with past practice, (ii) dispositions of investments in marketable securities made in the ordinary course of business consistent with past practice in accordance with the applicable investment policies of the Company and its Subsidiaries, and (iii) other dispositions in the ordinary course of business consistent with past practice for consideration not in excess of $1.0 million individually or $5.0 million in the aggregate;

(g) Contracts. (i) Enter into any Contract other than in the ordinary course of business consistent with past practice, that would, if entered into immediately prior to the date of this Agreement, be a Company Material Contract, (ii) enter into any Contract that would limit or otherwise restrict the Company or any of its Subsidiaries from engaging or competing in any line of business or in any geographic area in any material respect, or (iii) terminate, cancel or amend or waive compliance with any provision of, any Company Material Contract other than in the ordinary course of business;

(h) Indebtedness; Guarantees. Incur, assume, guarantee or prepay any indebtedness for borrowed money (including the issuance of any debt security), other than in the ordinary course of business consistent with past practice not to exceed $5.0 million in the aggregate;

(i) Loans. Make any loans, advances or capital contributions to, or investments in, any other Person in excess of $1.0 million in the aggregate, other than (i) commission advances to independent agents or independent field service representatives in the ordinary course of business consistent with past practice’ (ii) passive investments for the investment portfolios of Subsidiaries of the Company made in debt securities in the ordinary course of business consistent with past practice; or (iii) loans, advances or capital contributions to wholly owned Subsidiaries;

(j) Capital Expenditures. Make any capital expenditure in any fiscal year, other than capital expenditures that are not, in the aggregate, in excess of 10% of the capital expenditures provided for in the Company’s budget for fiscal year 2005 (a copy of which has been provided to SibCo 1 making reference to this Section 5.1(j));

(k) Accounting. Change its accounting policies or procedures, other than as required by GAAP;

(l) Insurance Permits. Forfeit, abandon, modify, waive, terminate or otherwise change any of its insurance Permits, except (i) as required in order to comply with applicable Laws or (ii) such modifications or waivers of insurance Permits as would not, individually or in the aggregate, adversely affect the business or operations of the Company or any Domestic Insurance Subsidiary in any material respect;

(m) Legal Actions. Waive, release, assign, settle or compromise any Legal Actions, other than waivers, releases, assignments, settlement or compromises in the ordinary course of business consistent with past practice, that involve only the payment of monetary damages not in excess of $2.0 million with respect to any single Legal Action, without the imposition of equitable relief on, or the admission of any wrongdoing by, the Company or any of its Subsidiaries;

(n) Liquidation. Adopt a plan of liquidation or resolutions providing for a liquidation, dissolution, restructuring, recapitalization or reorganization;

(o) Taxes. Settle or compromise any material tax audit, make or change any material Tax election, file any material amendment to a Tax Return, change any annual Tax accounting period or adopt or change any material Tax accounting method, enter into any material closing agreement, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(p) Affiliate Transactions. Enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction;

(q) Investments. Conduct any material transaction with respect to its investments except in compliance with the applicable investment policies of the Company and its Subsidiaries;

(r) Reinsurance. Enter into or amend any reinsurance treaties or agreements ceding liabilities to third parties or commute any reinsurance treaties or agreements of the Company or any of its

Subsidiaries, except for (i) replacement of reinsurance treaties or agreements expiring between the date of this Agreement and Closing in the ordinary course of business consistent with past practice, (ii) commutations of reinsurance treaties or agreements in the ordinary course of business consistent with past practice and (iii) any reinsurance treaties or agreements ceding premiums not in excess of $5.0 million annually; or

(s) Related Actions. Agree to do any of the foregoing.

      5.2     Other Actions. Subject to Section 5.14, the SibCos, the Merger Cos and the Company will not, and will cause their respective Subsidiaries and controlled Affiliates not to, take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed, except, in the case of the Company, to the extent the Company Board withdraws, modifies or amends the Company Board Recommendation in accordance with Section 5.4(d). The parties expect that the capitalization (including number of outstanding shares) of the Merger Cos will be adjusted prior to the Effective Time.
      5.3     Access to Information; Confidentiality. (a) Subject to applicable Laws, the Company will, and will cause its Subsidiaries, to (i) provide to SibCo 1 and its Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of the Company and its Subsidiaries; and (ii) furnish promptly such information concerning Company and its Subsidiaries as SibCo 1 or its Representatives may reasonably request. No investigation conducted under this Section 5.3, however, will affect or be deemed to modify any representation or warranty made in this Agreement.
      (b) The SibCos, the Merger Cos and the Company will comply with, and will cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement that each SibCo, each Merger Co or its respective Affiliate and the Company entered into prior to the date of this Agreement (the “Confidentiality Agreement”), with respect to the information disclosed under this Agreement.
      (c) Nothing contained in this Agreement will give the SibCos or the Merger Cos, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company will, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.
      5.4     No Solicitation. (a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d), the Company will not, and will cause each of its Subsidiaries and Representatives not to, directly or indirectly:

(i) initiate, solicit, facilitate or knowingly encourage any inquiries or proposals relating to a Takeover Proposal;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person regarding a Takeover Proposal;

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to the SibCos or the Merger Cos;

(iv) approve, endorse or recommend any Takeover Proposal;

(v) enter into any agreement in principle or Contract relating to a Takeover Proposal; or

(vi) resolve, propose or agree to do any of the foregoing.
      (b) The Company will, and will cause each of its Subsidiaries to, and will direct its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Takeover Proposal. The Company will promptly request that each Person who has executed a confidentiality agreement with the Company in connection with that Person’s consideration of a Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company will promptly inform its Representatives of the Company’s obligations under this Section 5.4 and will instruct its Representatives to notify the Company as promptly as practicable following receipt of a Takeover Proposal.
      (c) The Company will notify SibCo 1 promptly (and in any event within 48 hours) upon receipt by it or its Subsidiaries or Representatives of (i) any Takeover Proposal or indication by any Person that it is considering making a Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company will provide SibCo 1 promptly (and in any event within 48 hours) with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a description of such Takeover Proposal, indication, inquiry or request), including any modifications thereto. The Company will keep SibCo 1 reasonably informed on a prompt basis (and in any event within 48 hours) of the status of any such Takeover Proposal, indication, inquiry or request (including the material terms and conditions thereof and of any modification thereto), and any related communications to or by the Company or its Representatives. The Company will not, and will cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing such information to the SibCo 1. The Company will not, and will cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company will, and will cause its Subsidiaries to, enforce the provisions of any such agreement.
      (d) Notwithstanding the foregoing, the Company will be permitted, but only prior to the receipt of the Requisite Company Vote, to:

(i) engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, (A) the Company enters into a confidentiality agreement in compliance with clause (x) of Section 5.4(d)(ii) below and (B) the Company Board determines in good faith (1) after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (2) after consultation with its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws;

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, the Company Board determines in good faith (A) after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consultation with its outside legal counsel, that such action is necessary to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws, but only so long as the Company (x) has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions not less stringent than those contained in the Confidentiality Agreement (including the standstill provisions) and (y) concurrently discloses the same such non-public information to SibCo 1 if such non-public information has not previously been disclosed to SibCo 1; and

(iii) withdraw, modify or amend the Company Board Recommendation in a manner adverse to the SibCos or the Merger Cos, if the Company Board has determined in good faith, after consultation with outside legal counsel, that such action is required to comply with its fiduciary obligations to the stockholders of the Company under applicable Laws; provided that prior to any such withdrawal, modification or amendment to the Company Board Recommendation, (A) the Company has given SibCo 1 prompt written notice advising SibCo 1 of (x) the decision of the Company Board to take such action and (y) in the event the decision relates to a Takeover Proposal, the material terms and conditions of the Takeover Proposal, (B) the Company has given SibCo 1 three Business Days after delivery of each such notice to propose revisions to the terms of this Agreement (or make another proposal) and has negotiated in good faith with SibCo 1 with respect to such proposed revisions or other proposal, if any, and (C) the Company Board shall have determined, after considering the results of such negotiations and giving effect to the proposals made by SibCo 1, if any, and after consultation with its financial advisors and outside legal counsel, to withdraw, modify or amend the Company Board Recommendation.

      (e) Section 5.4(d) shall not prohibit the Company Board from (A) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (B) making such other public disclosure that it determines, after consultation with outside legal counsel, is required under applicable Law (other than any disclosure prohibited by Section 5.4(d)); provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be deemed to be a withdrawal, modification or amendment of the Company Board Recommendation in a manner adverse to the SibCos or the Merger Cos unless the Company Board (x) expressly reaffirms its recommendation to its stockholders in favor of the Merger, (y) rejects such other Takeover Proposal, or (z) does not otherwise comment on the merits (relative, or otherwise) of the Takeover Proposal or the transactions contemplated by this Agreement.
      (f) The Company will not take any action to exempt any Person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply unless such actions are taken simultaneously with a termination of this Agreement.
      5.5     Notices of Certain Events. (a) The Company will notify SibCo 1 promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity in connection with (A) the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives) or (B) the ongoing NAIC multi-state market conduct examination of the Company’s Domestic Insurance Subsidiaries or any other material examination or material regulatory issue involving the Company or its business, (iii) any material Legal Actions threatened or commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iv) any material changes or material developments relating to pending material Legal Actions and (v) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed.
      (a) The SibCos or the Merger Cos will notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the SibCos, the Merger Cos or their respective Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the SibCos, the Merger Cos or their respective Representatives), and (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied or result in such satisfaction being materially delayed.
      5.6     Company Disclosure Documents. (a) As promptly as practicable following the date of this Agreement, the Company will prepare a draft of the Company Proxy Statement. As promptly as practicable after the date on which (i) the Company receives notification from the SEC that “no-action” relief shall not be granted or (ii) SibCo 1 informs the Company that it has reasonably concluded based on advice from its outside counsel that registration of the shares of common stock of the Surviving Corporation is required (such date, the “Notification Date”), the Company will prepare a draft of the Company Registration Statement, in which the Company Proxy Statement will be included as a prospectus. The Company will provide SibCo 1 with a reasonable opportunity to review and comment on any such draft, and once such draft is in a form reasonably acceptable to SibCo 1 and the Company, the Company will promptly file the Company Proxy Statement (or, if applicable, the Company Registration Statement) with the SEC, with respect to each such action as promptly as practicable following the date of this Agreement (or, in the case of the Company

Registration Statement, as promptly as practicable following the Notification Date). Each of the Company, the SibCos and the Merger Cos shall furnish all information concerning itself and its Affiliates that is required to be included in the Company Proxy Statement or the Company Registration Statement or that is customarily included in proxy statements and/or registration statements prepared in connection with transactions of the type contemplated by this Agreement.
      (b) The Company will use its reasonable best efforts to (i) respond to and resolve any comments on the Company Proxy Statement (or, if applicable, the Company Registration Statement) or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests and (ii) cause the Company Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable following the date of this Agreement (or, if SibCo 1 reasonably concludes based on advice from its outside counsel that registration of the shares of common stock of the Surviving Corporation is required, as promptly as practicable following the Notification Date). The Company will promptly (A) notify SibCo 1 upon the receipt of any such comments or requests and (B) provide SibCo 1 with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. If at any time prior to the Company Stockholders Meeting, any information relating to the Company, the SibCos or the Merger Cos should be discovered by the Company, the SibCos or the Merger Cos which should be set forth in an amendment or supplement to the Company Proxy Statement (or, if applicable, the Company Registration Statement), so that the Company Proxy Statement (or, if applicable, the Company Registration Statement) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information will promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable and, to the extent required by applicable Law, disseminated to the stockholders of the Company as promptly as practicable. Notwithstanding anything to the contrary stated above, prior to responding to any such comments or requests or the filing or mailing of the Company Proxy Statement (or, if applicable, the Company Registration Statement) (or, in either case, any amendment or supplement thereto), the Company (x) will provide SibCo 1 and the Merger Cos with a reasonable opportunity to review and comment on any drafts of the Company Proxy Statement (or, if applicable the Company Registration Statement) and related correspondence and filings and (y) will include in such drafts, correspondence and filings all comments reasonably proposed by SibCo 1.
      (c) The Company Proxy Statement (or, if applicable, the Company Registration Statement) will include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4(d).
      5.7     Company Stockholders Meeting. The Company will call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of voting on the adoption of this Agreement. The written consent of SibCo 1, which consent will not be unreasonably withheld, will be required to adjourn or postpone the Company Stockholder Meeting; provided, that, in the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Company Vote, the Company will not adjourn or postpone the Company Stockholders Meeting unless the Company is advised by counsel that failure to do so would result in a breach of the U.S. federal securities laws. The Company will (a) use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (b) subject to Section 5.4(d), take all other reasonable action necessary to secure the Requisite Company Vote. Notwithstanding anything herein to the contrary, unless this Agreement is terminated in accordance with Sections 7.1, 7.2, 7.3 or 7.4, the Company will take all of the actions contemplated by this Section 5.7 regardless of whether the Company Board has approved, endorsed or recommended another Takeover Proposal or has withdrawn, modified or amended the Company Board Recommendation, and will submit this Agreement for adoption by the stockholders of the Company at such meeting.
      5.8     Employees; Benefit Plans. (a) For a period of one year following the Closing Date (the “Continuation Period”), the Surviving Corporation will provide employees of the Company and its Subsidiaries (other than those employees covered by a collective bargaining agreement, if any) as of the Effective Time

(“Employees”) with compensation and benefits that are no less favorable in the aggregate as those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (other than equity incentives) in effect at the Effective Time; provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable Law. Notwithstanding anything to the contrary set forth herein, nothing herein precludes the Surviving Corporation from terminating the employment of any Employee for any reason for which the Company could have terminated such Employee prior to the Effective Time.
      (b) The Surviving Corporation and its Affiliates will honor all Company Benefit Plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements. During the Continuation Period, the Surviving Corporation will provide all Employees (other than those covered by an individual agreement providing severance benefits outside the Company’s severance policies who will receive the severance benefit provided for in such agreement) who suffer a termination of employment with severance benefits no less favorable than those that would have been provided to such Employees under the Company’s severance policies as in effect immediately prior to the Effective Time.
      (c) For all purposes under the employee benefit plans of the Surviving Corporation and its Affiliates providing benefits to any Employees after the Effective Time (the “New Plans”), each Employee will be credited with his or her years of service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities for which the Company and its Affiliates have given credit for prior service), to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar or comparable Company Benefit Plans (except to the extent such credit would result in a duplication of accrual of benefits). In addition, and without limiting the generality of the foregoing (i) each Employee immediately will be eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, the Surviving Corporation will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
      (d) The applicable party will take all actions contemplated to be taken by it pursuant to Schedule 5.8(d).
      (e) Prior to the Effective Time the Company will amend the Agent Stock Accumulation Plans as set forth in Schedule 5.8(e), provided that the final form of such amendment or amended plan shall be in form and substance reasonably acceptable to SibCo 1.
      (f) No provision of this Section 5.8 shall create any third party beneficiary rights in any current or former employee, director or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.
      5.9     Directors’ and Officers’ Indemnification and Insurance. (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time, the Surviving Corporation (the “Indemnifying Party”) will, from and after the Effective Time, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and required by the Company Organizational Documents (or any similar organizational document) of the Company or any of its Subsidiaries, when applicable, and any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim, action, suit, proceeding or investigation, subject to the Surviving Corporation’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under applicable Law; provided, however, that the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such claim, action, suit, proceeding or investigation.
      (b) The Surviving Corporation will (i) maintain in effect for a period of six years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to the directors and officers of the Company) or (ii) obtain as of the Effective Time “tail” insurance policies with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to the directors and officers of the Company, in each case, with respect to claims arising out of or relating to events which occurred before or at the Effective Time; provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will obtain that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.
      (c) The provisions of this Section 5.9 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.9 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational document) of the Surviving Corporation or any of its Subsidiaries or otherwise.
      (d) The Certificate of Incorporation of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Section 8.08 of the Bylaws of the Company, as amended to the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company or any of the Subsidiaries.
      (e) The obligations under this Section 5.9 may not be terminated or modified by the Surviving Corporation in a manner as to adversely affect any Indemnified Party to whom this Section 5.9 applies without the consent of the affected Indemnified Party. In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Persons or (ii) transfers 50% or more of its properties or assets to any Person, then and in each case, proper provision will be made so that the applicable successors, assigns or transferees assume the obligations set forth in this Section 5.9.
      5.10     Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) making, as promptly as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and not extending any waiting period under the HSR Act or entering into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto (which consent may not be unreasonably withheld or delayed), (iii) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement (including the placement of legends as contemplated by the Voting Agreement if applicable); provided, however, that without the prior written consent of SibCo 1 (which consent may not be unreasonably withheld or delayed) the Company and its Subsidiaries may not pay or commit to pay any amount of cash or other consideration, or incur or commit to incur any liability or obligation, in connection with obtaining such consent, approval or waiver, (iv) subject to first having used reasonable best efforts to negotiate a resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed, and (v) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.
      (b) The SibCos, the Merger Cos and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.10, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement, provided, however, that material may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address good faith privilege or confidentiality concerns. None of the SibCos, the Merger Cos or the Company may file any such document or take such action if the other party has reasonably objected (and not withdrawn its objection) to the filing of such document or the taking of such action on the grounds that such filing or action would reasonably be expected to either (i) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or (ii) cause a condition set forth in Article VI to not be satisfied in a timely manner. None of the SibCos, the Merger Cos nor the Company will consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent will not be unreasonably withheld or delayed.
      (c) The SibCos, the Merger Cos and the Company will promptly inform the other party upon receipt of any material communication from the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If any SibCo, any Merger Co or the

Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it so consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate. Each party will advise the other parties promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with the FTC, the Antitrust Division or any other Governmental Entity in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade or insurance regulatory Laws, including (subject to first having used reasonable best efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated in this Agreement.
      (d) Notwithstanding anything in this Agreement to the contrary, no party is required to, and the Company may not, without the prior written consent of SibCo 1, become subject, consent or agree to, or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders, is materially adverse to the Company and its Affiliates, taken as a whole, whether before or after giving effect to the Merger, or requires any change in the conduct of the business of the Company and its Affiliates, in any material respect, as presently conducted (a “Burdensome Condition”). Notwithstanding anything in this Agreement to the contrary, the Company will, upon request of SibCo 1, become subject, consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Closing occurs.
      5.11     Public Announcements. The SibCos, the Merger Cos and the Company will consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. None of the SibCos, the Merger Cos and the Company will issue any such press release or make any such public statement prior to such consultation, except to the extent that the disclosing party determines in good faith it is required to do so by applicable Laws or the NYSE requirements, in which case that party will use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement.
      5.12     Stock Exchange Listing. At the request of SibCo 1, promptly after the Effective Time, the Surviving Corporation will cause the Common Shares to be delisted from the NYSE and deregistered under the Exchange Act.
      5.13     Fees, Expenses and Conveyance Taxes. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) will be paid by the party incurring those Expenses, except as otherwise provided in Sections 5.15 and 7.6.
      5.14     Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement or the Voting

Agreement, each of the SibCos, each of the Merger Cos and the Company and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.
      5.15     Financing; Funding.
      (a) Each of the SibCos will comply with its obligations under the Commitment Letter and will use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to such SibCo 1 in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, SibCo 1 will seek in good faith to arrange to obtain any such portion from alternative sources on equivalent or more favorable terms to the SibCos (as determined in the reasonable judgment of SibCo 1) as promptly as practicable following the occurrence of such event. SibCo 1 will give the Company prompt notice of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. SibCo 1 will keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing as may be reasonably requested by the Company and will not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letter without first consulting with the Company or, if such amendment would or would be reasonably expected to materially and adversely affect, or delay in any material respect, the SibCos’ or the Merger Cos’ ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent (which consent will not be unreasonably withheld or delayed). Notwithstanding anything in this Agreement to the contrary, none of the SibCos or the Merger Cos will be required to incur greater economic costs (including with respect to rates or fees) than is required under the Commitment Letter.
      (b) The Company will reasonably cooperate, and will cause its Subsidiaries and its and their Representatives to reasonably cooperate, with each of the SibCos, each of the Merger Cos and each of their respective financing sources in connection with the arrangement of the Debt Financing as may be reasonably requested by SibCo 1 or such Merger Co (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing such SibCo or Merger Co and its financing sources with financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by such SibCo or Merger Co, (iii) assisting SibCo 1 and their respective financing sources in the preparation of (A) an offering document for any debt raised to consummate the Debt Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of SibCo 1 and its financing sources for any debt arranged by the SibCos to consummate the Debt Financing, (v) forming new direct or indirect Subsidiaries, (vi) satisfying the conditions of the Commitment Letter that explicitly require action by the Company, and (vii) providing and executing documents as may be reasonably requested by SibCo 1 and any Merger Co (including any pledge and security documents, other definitive financing documents, and other certificates (including solvency certificates), or documents as may be reasonably or customarily requested by the banks and lenders); provided, however, that none of the Company or any Subsidiary thereof will be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time. In the event that this Agreement is terminated other than by SibCo 1 under Section 7.3, SibCo 1 will promptly reimburse the Company for reasonable out-of-pocket costs, not exceeding $500,000 in the aggregate, incurred by the Company or its Subsidiaries in connection with the Company’s cooperation with the SibCos and the Merger Cos pursuant to this Section 5.15.
      (c) The Merger Cos agree that, in the event that (i) all of the conditions set forth in Section 6.1, Section 6.2 (except for the condition set forth in Section 6.2(f)), and Section 6.3 (except for the condition set forth in Section 6.3(b) as it relates to this Section 5.15(c)) are satisfied (or waived in accordance with to this Agreement) and (ii) the condition set forth in Section 6.2(f) would be satisfied but for the satisfaction of any condition to the Debt Financing requiring funding of the Equity Commitment, then, immediately prior to the Effective Time the Merger Cos shall, individually or collectively, have an aggregate amount in cash or available funds equal to $1,160 million, or such lesser amount that, together with the proceeds of the Debt Financing and any cash on hand at the Company and the LLC, is sufficient to allow the Surviving Corporation to pay the Cash Consideration payable (other than with respect to any Dissenting Shares or Retained Shares) in accordance with Article II.
      5.16     No-Action Letter. As promptly as practicable following the date of this Agreement, the Company will prepare and file with the SEC a request for the issuance by the SEC of a “no action” letter in a form reasonably acceptable to SibCo 1 with respect to certain securities matters previously discussed between representatives of the parties relating to the transactions contemplated by this Agreement.
      5.17     Rule 16b-3. Prior to the Effective Time, the Company may take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.
      5.18     Resignations. The Company will use its reasonable best efforts to obtain and deliver to SibCo 1 at the Closing evidence reasonably satisfactory to SibCo 1 of the resignation effective as of the Effective Time, of those directors of the Company or any Subsidiary designated by SibCo 1 to the Company in writing at least five calendar days prior to the Closing.
      5.19     Affiliate Termination Agreements. Between the date of this Agreement and the Closing Date, the Company will, and will cause its Subsidiaries to, use their respective reasonable best efforts to terminate the sale of assets agreement, as amended, in effect as of the date of this Agreement, between the Company and Special Investment Risks, Ltd., on terms and conditions reasonably acceptable to SibCo 1; provided that the termination of such agreement in a transaction in which the total financial obligation incurred by the Company is $47.5 million or less will be deemed to be reasonably acceptable to SibCo 1 without further action.
      5.20     BHC Act. The Company will not engage, either directly or through any entity that the Company would be deemed to control for the purposes of the BHC Act and Regulation Y, in any activity that is not permissible for a financial holding company under, and as defined in, the BHC Act and Regulation Y.
VI.     CONDITIONS
      6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by the Requisite Company Vote.

(b) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) No Injunctions or Restraints. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement. No proceeding instituted by a Governmental Entity seeking any such Laws or Orders shall be pending.

      6.2     Conditions to Obligations of the SibCos and the Merger Cos. The obligations of each SibCo and each Merger Co to effect the Merger are also subject to the satisfaction or waiver by SibCo 1 (on behalf of itself, each other SibCo and the Merger Cos) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in (x) Section 3.11(b) of this Agreement shall be true and correct in all respects (unless the failure to be so true and correct is due primarily to the Debt Financing or to other changes or proposed changes to the capital structure of the Company made in connection with this Agreement or at the request of any Merger Co) and (y) Sections 3.4(a), 3.9(a), 3.28 and 3.29 of this Agreement shall be true and correct in all material respects, in each of clauses (x) and (y): (A) on the date of this Agreement and (B) on the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (ii) the other representations and warranties of the Company set forth in this Agreement (in each case read for purposes of this Section 6.2(a)(ii) without any materiality, material or Company Material Adverse Effect qualifications), shall be true and correct: (A) on the date of this Agreement and (B) on the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), other than failures to be true and correct that would not have a Company Material Adverse Effect.

(b) Performance of Covenants. The Company shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since June 30, 2005, there shall have been no Company Material Adverse Effect.

(d) Officers Certificate. SibCo 1 shall have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

(e) Consents. All consents, approvals, non-disapprovals and other authorizations of any Governmental Entity set forth in Section 6.2(e) of the Company Disclosure Letter shall have been obtained, free of any Burdensome Condition and any other condition or limitation that would have a Company Material Adverse Effect.

(f) Financing. The proceeds of the Debt Financing shall be available to the Company on equivalent or more favorable terms and conditions as are set forth in the Commitment Letter (as determined in the reasonable judgment of SibCo 1).

(g) Agent Status. Since the Measurement Date:

(i) less than 25% of the Active Agents listed on the Active Agents List shall have effected a Qualifying Withdrawal (as defined below) from any Agent Stock Accumulation Plan; and

(ii) less than:

(A) 12.5% of the Senior Producers listed on the Senior Producers List shall have effected a Qualifying Withdrawal from any Agent Stock Accumulation Plan; and

(B) 12.5% of the Senior Hierarchy Agents listed on the Senior Hierarchy Agents List shall have effected a Qualifying Withdrawal from any Agent Stock Accumulation Plan.

(h) Insurance Regulatory Action. No Governmental Entity shall have taken, or informed a party or publicly disclosed that it intends to take any action (including in respect of any action or matter disclosed in the Company Disclosure Letter) against the Company or any of its Subsidiaries, or enacted, issued, promulgated, enforced or entered, or is reasonably likely to enact, issue, promulgate, enforce or enter, any Laws or Orders (whether temporary, preliminary or permanent), that would reasonably be expected to (i) lead to a limitation (including by revocation or suspension of a license, or the issuance of a cease and desist order, injunction or similar action) on the ability of the Company and its Subsidiaries to conduct their respective businesses in any material respect as such businesses are conducted as of the date of this Agreement or (ii) amount to a Burdensome Condition.

      6.3     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the SibCos and the Merger Cos set forth in this Agreement (in each case read for purposes of this Section 6.3(a) without any materiality, material or Acquiror Material Adverse Effect qualifications), shall be true and correct (A) on the date of this Agreement and (B) on the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), other than failures to be true and correct that would not have a Acquiror Material Adverse Effect.

(b) Performance of Covenants. Each SibCo and each Merger Co shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officers Certificate. The Company shall have received a certificate, signed by the chief executive officer or the chief financial officer of each SibCo and each Merger Co, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).
VII.     TERMINATION, AMENDMENT AND WAIVER
      7.1     Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of SibCo 1 (on behalf of itself, each other SibCo and the Merger Cos) and the Company.
      7.2     Termination by SibCo 1 or the Company. This Agreement may be terminated by SibCo 1 or the Company at any time prior to the Effective Time:

(a) if the Merger has not been consummated by June 15, 2006 (the “Outside Date”), except that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment or postponement thereof in accordance with Section 5.7) and the Requisite Company Vote is not obtained upon a vote taken thereon;

(c) if any Law prohibits consummation of the Merger; or

(d) if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.
      7.3     Termination by SibCo 1. This Agreement may be terminated by SibCo 1 at any time prior to the Effective Time:

(a) if (i) the Company Board withdraws, modifies or amends the Company Board Recommendation in any manner adverse to SibCo 1 or the Merger Cos, (ii) the Company Board approves, endorses or recommends a Takeover Proposal, or (iii) the Company or the Company Board resolves or announces its intention to do any of the foregoing, in any case whether or not permitted by Section 5.4;

(b) the Company (i) materially breaches its obligations under Sections 5.4, 5.6(c) or 5.7, or the Company Board or any committee thereof shall resolve to do any of the foregoing or (ii) (A) materially breaches its obligations under Section 5.6(a) or 5.6(b) and (B) such breach is not cured within five Business Days after the Company’s receipt of written notice asserting such breach from SibCo 1;

(c) if the Company breaches any of its representations, warranties or covenants contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from SibCo 1; or

(d) if a Company Material Adverse Effect shall occur and be continuing and has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of the occurrence of such event from SibCo 1.

      7.4     Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Effective Time if any SibCo or any Merger Co breaches any of its representations, warranties or covenants contained in this Agreement, which breach (a) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (b) has not been cured by such SibCo or such Merger Co within 20 Business Days after such SibCo’s or such Merger Co’s receipt of written notice of such breach from the Company.
      7.5     Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or Representative of such party), except that if there shall be any willful (a) failure of any party to perform its covenants or (b) breach by any party of its representations or warranties contained in this Agreement, then such party will be fully liable for any Liabilities incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 5.3(b), Section 5.13, the reimbursement obligations of the SibCos and the Merger Cos in Section 5.15(b), Section 7.5, Section 7.6 and Article VIII will survive any termination of this Agreement.
      7.6     Expenses, Etc. Following Termination. (a) Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid in accordance with the provisions of Sections 5.13 and 5.15.

(b) The Company will pay, or cause to be paid, to SibCo 1 by wire transfer of immediately available funds an amount equal to $65 million (the “Termination Fee”):

(i) if this Agreement is terminated by SibCo 1 pursuant to Section 7.3(a) or Section 7.3(b), in which event payment will be made within two Business Days after such termination; or

(ii) if (A) a Takeover Proposal has been made or proposed to the Company or otherwise publicly announced (which has not been withdrawn (x) at least 20 Business Days prior to the Outside Date with respect to a termination pursuant to Section 7.2(a) or prior to the breach that gave rise to the termination with respect to a termination pursuant to Section 7.3(c), or (y) at least three Business Days prior to the Company Stockholders Meeting with respect to a termination pursuant to Section 7.2(b)), (B) this Agreement is terminated by SibCo 1 or the Company pursuant to Section 7.2(a) or Section 7.2(b) or by SibCo 1 pursuant to Section 7.3(c), and (C) within 12 months following the date of such termination, the Company enters into a Contract providing for the implementation of a Takeover Proposal or consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event payment will be made within two Business Days after the date on which the Company enters into such Contract or consummates such Takeover Proposal, as applicable. For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” will be deemed to be replaced by the figure “50%”.

(c) Each of the Company, the SibCos and the Merger Cos acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement. In the event that the Company fails to pay the Termination Fee when due, the Company will (i) reimburse SibCo 1 for all reasonable costs and expenses actually incurred or accrued by SibCo 1, the Merger Cos and its Affiliates (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 7.6 and (ii) pay interest on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were due until the date received by SibCo 1 or the Merger Cos.

      7.7     Amendment. This Agreement may be amended by the Company and SibCo 1 (on behalf of itself, each other SibCo and the Merger Cos) at any time prior to the Effective Time, whether before or after stockholder approval hereof, so long as (a) no amendment that requires further stockholder approval under applicable Laws after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by the board of directors of each of SibCo 1 and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement. Notwithstanding anything to the contrary, in the event that certain aspects of the structure for the transactions provided in this Agreement have not received appropriate clearance or approval by applicable securities regulators in the reasonable judgment of SibCo 1 based on advice from its outside counsel, the parties will amend this Agreement to provide for an alternate structure as reasonably proposed by SibCo 1 and reasonably acceptable to the Company that does not raise such structural considerations (including an appropriate extension of the time periods provided herein, for up to 60 days) to more effectively facilitate the consummation of the underlying transactions without otherwise adversely affecting the rights and obligations of the Company hereunder.
      7.8     Extension; Waiver. At any time prior to the Effective Time, SibCo 1 and the Merger Cos, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.
      7.9     Procedure for Termination, Amendment, Extension or Waiver. In order to be effective, (a) any termination or amendment of this Agreement will require the prior approval of that action by the board of directors of each party seeking to terminate or amend this Agreement and (b) any extension or waiver of any obligation under this Agreement or condition to the consummation of this Agreement will require the prior approval of a duly authorized officer or the board of directors of the party or parties entitled to extend or waive that obligation or condition.
VIII.     MISCELLANEOUS
      8.1     Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

(a) “Acquiror Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would reasonably be expected to prevent or materially impair or materially delay the ability of any or all of the SibCos and the Merger Cos to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.

(c) “Agent Shares” means Common Shares issued or issuable pursuant to any Agent Stock Accumulation Plan and not withdrawn from any Agent Stock Accumulation Plan prior to the Closing.

(d) “Business Day” means any day, other than Saturday, Sunday or a U.S. federal holiday, and will consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) “Company Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, has had or would reasonably be expected to have a material adverse effect on the business, properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or would reasonably be expected to prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that none of the following, alone or in combination, will be deemed to constitute, nor will any of the following be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, except to the extent such event, circumstance, change or effect has had a disproportionate effect on the Company and its Subsidiaries as compared to other Persons in the health and life insurance industry: any event, circumstance, change or effect resulting from or relating to (i) changes in general political, economic or financial market conditions, (ii) changes affecting the health and life insurance industry, or (iii) seasonal fluctuations in the business of the Company and its Subsidiaries consistent with past fluctuations; and, provided, further, that the death of Ronald C. Jensen on September 2, 2005 will not be deemed to constitute, and will not be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect.

(g) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

(h) “Domestic Insurance Subsidiary” means each of The MEGA Life and Health Insurance Company, Mid-West National Life Insurance Company of Tennessee, The Chesapeake Life Insurance Company and Fidelity First Insurance Company.

(i) “Hazardous Substances” means (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, molds, or radon; or (iii) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Laws.

(j) “Insurance Regulatory Authority” shall mean, with respect to any Domestic Insurance Subsidiary, the Governmental Entity of such Domestic Insurance Subsidiary’s state of domicile with which such Domestic Insurance Subsidiary is required to file its annual financial statement prepared in accordance with SAP.

(k) “Knowledge” means, when used with respect to the SibCos, the Merger Cos or the Company, the actual knowledge of the Persons set forth in Section 8.1(i) of the Company Disclosure Letter or the Acquiror Disclosure Letter, as applicable.

(l) “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(m) “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

(n) “Management Shares” means Common Shares beneficially owned by any of the individuals listed or identified on Exhibit 2.1(a)(i).

(o) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

(p) “Permitted Liens” means: (i) Liens disclosed with particularity in the June 30, 2005 balance sheet of the Company Consolidated Financial Statements or securing liabilities reflected on the June 30, 2005 balance sheet of the Company Consolidated Financial Statements; (ii) Liens for Taxes, assessments and similar charges that are not yet due and payable or are being contested in good faith; (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business consistent with past practice or that are not yet due and payable or are being contested in good faith; (iv) in the case of leased or subleased properties and assets, Liens and other matters affecting the lessors’ or prior lessors’ interests in such properties and assets; and (v) other Liens and matters that do not, individually or in the aggregate, materially adversely affect the current use or value (and, in the case of owned property or assets, the ownership) of such property or asset as currently used by the owner, lessor or lessee thereof.

(q) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(r) “Qualifying Withdrawal” means any withdrawal of Common Shares from any Agent Stock Accumulation Plan other than a “partial withdrawal” or a “special ATOP distribution and withdrawal” (as such terms are defined with respect to, or provided for under, the Company’s UGA Agent Stock Accumulations Plans) or a “partial withdrawal” or a “special ACE distribution and withdrawal” (as such terms are defined with respect to, or provided for under, the Company’s Cornerstone America Agent Stock Accumulation Plans).

(s) “Representatives” means, when used with respect to any Merger Co or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of such Merger Co or the Company, as applicable, and its Subsidiaries.

(t) “Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the Common Shares entitled to vote thereon, voting together as a single class.

(u) “SAP” means, with respect to any Domestic Insurance Subsidiary, the statutory accounting practices prescribed or permitted by the insurance Laws or regulations of the Insurance Regulatory Authority in the jurisdiction of the domicile of such Domestic Insurance Subsidiary, for the preparation of financial statements and other financial reports by insurance companies of the same type as such Domestic Insurance Subsidiary. Statutory accounting practices shall be deemed to be applied on a “consistent basis” when the practices applied in a current period are comparable in all material respects to the practices applied in a preceding period.

(v) “Subsidiary” means, when used with respect to any SibCo, any Merger Co or the Company, any other Person (whether or not incorporated) that such SibCo, such Merger Co or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock or other equity interests of such Person.

(w) “Superior Proposal” means a written Takeover Proposal that relates to more than 50% of the voting power of the capital stock of the Company or of the assets of the Company and its Subsidiaries taken as a whole, (i) which the Company Board determines, in its good faith judgment, after receiving the advice of its financial advisors and outside legal counsel, and after taking into account all aspects of the Takeover Proposal (including its terms and conditions, the Person making the Takeover Proposal, any regulatory concerns and other considerations), is on terms and conditions more favorable from a financial point of view to the stockholders of the Company (in their capacity as stockholders) than those contemplated by this Agreement (after giving effect to any adjustments to the terms and conditions of this Agreement proposed by the SibCos and the Merger Cos in response thereto), (ii) the conditions to the consummation of which are all, in the good faith judgment of the Company Board, reasonably capable of being satisfied without undue delay, and (iii) for which financing, to the extent required, is then committed or, in the good faith judgment of the Company Board after consultation with its financial advisors and outside legal counsel, is reasonably likely to be available.

(x) “Takeover Proposal” means, any proposal or offer relating to (i) a merger, consolidation, share exchange or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a purchase, sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution of the Company or (v) any other transaction having a similar effect to those described in clauses (i) — (iv), in each case other than the transactions contemplated by this Agreement.

(y) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(z) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(aa) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

      8.2     Interpretation. (a) The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. All references in this Agreement, the Company Disclosure Letter and the Acquiror Disclosure Letter to Articles, Sections and Exhibits refer to Articles and Sections of, and Exhibits to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law will be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and successors and permitted assigns.
      (b) Notwithstanding anything in this Agreement to the contrary, the inclusion of an item in the Company Disclosure Letter or the Acquiror Disclosure Letter as an exception to a representation or warranty will not be deemed an admission that such item is material or has had or would reasonably be expected to have a Company Material Adverse Effect or Acquiror Material Adverse Effect, as the case may be.
      8.3     Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.3 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective

Time. The Confidentiality Agreement will (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.
      8.4     Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.
      8.5     Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.
      8.6     Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.
      8.7     Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

If to any of the SibCos or the Merger Cos, to:

Premium Finance LLC 345 Park Avenue, 31st Floor New York, NY 10154 Facsimile: 212-583-5722 Attention: Chinh Chu

with a copy (which will not constitute notice to the SibCos or the Merger Cos) to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019

Facsimile: (212) 403-2000 Attention:	Steven A. Cohen, Esq. Mark Gordon, Esq.

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Facsimile: (212) 558-3588 Attention: Richard A. Pollack, Esq.

and

Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Facsimile: (212) 450-3599 Attention: Nancy L. Sanborn, Esq.

If to the Company, to:

UICI 9151 Grapevine Highway North Richland Hills, TX 76180 Facsimile: (817) 255-5334 Attention: William J. Gedwed

with a copy (which will not constitute notice to the Company) to:

Jones Day 222 East 41st Street New York NY 10017 Facsimile: (212) 755-7306 Attention: Robert A. Profusek, Esq.
or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 8.7, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.
      8.8     Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Acquiror Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
      8.9     No Third-Party Beneficiaries. Except as provided in Section 5.9, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.
      8.10     Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.
      8.11     Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.
      8.12     Assignment. This Agreement may not be assigned by operation of Law or otherwise, except that (a) any Merger Co may designate, by written notice to the Company, a Subsidiary that is wholly-owned by such Merger Co to be merged with and into the Company in lieu of such Merger Co, in which event this Agreement will be amended such that all references in this Agreement to such Merger Co will be deemed references to such Subsidiary, and in that case, and pursuant to such amendment, all representations and warranties made in this Agreement with respect to such Merger Co will be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation and (b) SibCo 1 may assign to one or more Affiliates all or a portion of its rights to receive any Termination Fee payable to SibCo 1 pursuant to Section 7.6(b). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section will be null and void.

      8.13     Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.
      8.14     Specific Performance; Maximum Recovery; No Liability of SibCos. (a) The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that prior to the termination of this Agreement in accordance with Article VII, the SibCos and the Merger Cos will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The parties agree that the Company shall not be entitled to an injunction or injunctions to prevent any breach of this Agreement by any SibCo or any Merger Co or to enforce specifically any term or any provision of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in this Section 8.14; provided, however, the Company shall be entitled to specific performance against the SibCos or the Merger Cos to prevent any breach by the SibCos or the Merger Cos of their confidentiality obligations under Section 5.3.
      (b) Notwithstanding anything in this Agreement to the contrary, the Company agrees that (i) to the extent the Company has incurred any losses or damages in connection with this Agreement, (A) the maximum aggregate liability of the SibCos and the Merger Cos for such losses or damages, if liable therefor, will be limited to the amount of the Termination Fee, in the aggregate, and (B) in no event will the Company or any of its Affiliates seek to recover any money damages in excess of such amount from any SibCo, any Merger Co or any of their respective Representatives and Affiliates in connection therewith and (ii) in the event the Effective Time occurs, (A) no SibCo shall have any liability or obligation to the Surviving Corporation under any theory of law, whether contract, tort or otherwise and (B) from and after the Effective Time, no SibCo shall have any obligation to any party hereunder, other than the obligation to assign to the LLC such SibCo’s rights and obligations pursuant to the Debt Financing.
      8.15     Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.
[Signature page follows]

      IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

UICI

By:	/s/ William J. Gedwed

Name: William J. Gedwed

Title:	President and CEO
[Merger Agreement Signature Page]

PREMIUM FINANCE LLC

By:	Blackstone Management

Associates IV L.L.C., as
Sole Member

By:	/s/ Chinh Chu

Name: Chinh Chu

Title:	Member
[Merger Agreement Signature Page]

MULBERRY FINANCE CO., INC.

By:	/s/ Adrian M. Jones

Name: Adrian M. Jones

Title:	President
[Merger Agreement Signature Page]

DLJMB IV FIRST MERGER LLC

By:	MBP IV PLAN

INVESTORS, L.P., a
Member

By:	DLJ LBO Plans

Management Corporation,
its General Partner

By:	/s/ Kamil M. Salame

Name: Kamil M. Salame

Title:	Managing Director
[Merger Agreement Signature Page]

PREMIUM ACQUISITION, INC.

By:	/s/ Chinh Chu

Name: Chinh Chu

Title:	Chief Executive Officer
[Merger Agreement Signature Page]

MULBERRY ACQUISITION, INC.

By:	/s/ Adrian M. Jones

Name: Adrian M. Jones

Title:	President
[Merger Agreement Signature Page]

DLJMB IV FIRST MERGER CO
ACQUISITION, INC.

By:	/s/ Christopher Hojlo

Name: Christopher Hojlo

Title:	Vice President
[Merger Agreement Signature Page]

Annex B
FORM OF
CERTIFICATE OF INCORPORATION
OF
UICI
ARTICLE I
      The name of the corporation (which is hereinafter referred to as the “Corporation”) is:
UICI
ARTICLE II
      The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent at such address is The Corporation Trust Company.
ARTICLE III
      The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.
ARTICLE IV
      Section 1.     The Corporation shall be authorized to issue 120,000,000 shares of capital stock, of which 90,000,000 shares shall be shares of Class A-1 Common Stock, $0.01 par value (“Class A-1 Common Stock”), 20,000,000 shares shall be shares of Class A-2 Common Stock, $0.01 par value (“Class A-2 Common Stock” and, together with the Class A-1 Common Stock, the “Common Stock”) and 10,000,000 shares shall be shares of Preferred Stock, $0.01 par value (“Preferred Stock”).
      Section 2.     Common Stock. Except as otherwise provided by law or by or pursuant to this Certificate of Incorporation (including any certificate of designation relating to the rights, powers and preferences of any series of Preferred Stock), the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (“Directors”) and for all other purposes. Except as otherwise provided by or pursuant to this Certificate of Incorporation, each share of Common Stock shall have one vote, and the Common Stock shall vote together on all matters subject to a vote of holders of Common Stock.
      Section 3.     Class A-1 Common Stock. (a) The holders of the Class A-1 Common Stock shall be entitled to receive, share for share with the holders of shares of Class A-2 Common Stock, such dividends if, as and when declared from time to time by the Board of Directors of the Corporation (the “Board”).
      (b) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class A-1 Common Stock shall be entitled to receive, share for share with the holders of shares of Class A-2 Common Stock, all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.
      (c) Except as otherwise provided by or pursuant to this Certificate of Incorporation, each holder of Class A-1 Common Stock shall be entitled to one vote for each share of Class A-1 Common Stock held as of the applicable date on any matter that is submitted to a vote or to the consent of the stockholders of the Corporation.
      Section 4.     Class A-2 Common Stock. (a) The holders of the Class A-2 Common Stock shall be entitled to receive, share for share with the holders of shares of Class A-1 Common Stock, such dividends if, as and when declared from time to time by the Board.

      (b) In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Class A-2 Common Stock shall be entitled to receive, share for share with the holders of shares of Class A-1 Common Stock, all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.
      (c) Except as otherwise provided by or pursuant to this Certificate of Incorporation, each holder of Class A-2 Common Stock shall be entitled to one vote for each share of Class A-2 Common Stock held as of the applicable date on any matter that is submitted to a vote or to the consent of the stockholders of the Corporation.
      (d) Shares of Class A-2 Common Stock may not be issued by the Corporation, except to independent insurance agents through agent stock accumulation plans of the Corporation in effect at the time of such issuance.
      Section 5.     Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights (including dividend rights), if any, and the qualifications, limitations or restrictions thereof, of any unissued series of Preferred Stock; and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding).
ARTICLE V
      Section 1.     Except as otherwise provided herein, the business and affairs of the Corporation shall be governed by or under the direction of the Board, the members of which shall be elected by the stockholders. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of Directors need not be by written ballot. The exact number and, subject to Sections 2(b) and 2(c) below, the qualifications of Directors, and the qualifications of stockholders entitled to nominate Directors, shall each be fixed from time to time by the stockholders, in accordance with the Stockholders Agreement if in effect at such time (and if no such Stockholders Agreement is in effect, by the Board), provided that the number of Directors shall not be less than one. At any meeting at which Directors are to be elected (or in any action by written consent in lieu of a meeting), and in connection with the filling of any vacancy, the Board shall nominate any person or persons as they may be directed to nominate by the stockholders acting in accordance with the Stockholders Agreement, or, if none is in effect, by holders of a majority of the voting power of the outstanding Common Stock.
      Section 2.     (a) Each Director shall serve until the next annual meeting of stockholders or until his or her successor shall be elected and qualified or his or her earlier resignation or removal or until his or her term ceases pursuant to the last sentence of Section 2(c), if applicable. Any Director or Directors may be removed either for or without cause at any time by the affirmative vote of the holders of shares constituting a majority of the voting power entitled to vote for the election of directors, at an annual meeting or a special meeting called for the purpose, and the vacancy thus created may be filled at such meeting by the affirmative vote of holders of shares constituting a majority of the voting power entitled to vote in the election of Directors.
      (b) The Board shall include any number of Additional Directors (or none) as may be determined by the Board from time to time; provided that, at any time during which the Corporation is required by applicable law to have one or more “independent directors” (as such term may be defined in any applicable law) (“Independence Requirements”), the Board shall include not fewer than the minimum number of Independent Directors as may be required by the Independence Requirements, such Independent Directors to be considered Additional Directors for all purposes hereunder. To the extent the Board has determined to include Additional Directors pursuant to the immediately preceding sentence, the Board shall have the authority to, and responsibility of, nominating qualified Persons for election as Additional Directors at each annual meeting or special meeting of stockholders at which any such Directors of the Corporation are to be elected (or in connection with any applicable written consent of stockholders). The Board shall promptly act to fill any vacancies among the Additional Directors resulting from the death, resignation or removal of any Additional Director.
      (c) The Board shall also include the Company’s Chief Executive Officer, or such other executive officer as may be selected by the Sponsor Stockholders holding a majority of the shares of Class A-1 Common Stock held by Sponsor Stockholders (the “Management Director”) in accordance with the Stockholders Agreement. At each annual meeting or special meeting of stockholders at which any Directors of the Corporation are to be elected (or in connection with any applicable written consent of stockholders), the Board shall nominate such Person for election as the Management Director. The Board shall promptly act to fill any vacancy resulting from the death, resignation or removal of the Management Director. The term of office of the Management Director shall forthwith and without further action terminate immediately upon the Management Director ceasing to be employed by the Corporation or a wholly-owned Subsidiary of the Corporation.
      (d) Each Director shall be entitled to one vote, except in the event that the number of Blackstone Directors is less than the Blackstone Investor Group’s Director Designee Number, then each Blackstone Director shall be entitled to a number of votes equal to the Blackstone Investor Group’s Director Designee Number divided by the number of Blackstone Directors at such time.
      Section 3.     (a) In addition to any other approval required, the Corporation shall not, and shall cause its Subsidiaries not to, take any of the following actions or facilitate any of the following actions without an approval of the Board that includes, for so long as there are at least two Investor Groups that are not Non-Qualifying Investor Groups, the approval of Investor Directors nominated or designated by at least two of the Investor Groups:

(i) in the case of the Corporation entering into any merger, consolidation or other business combination, reorganization, or liquidation or consummation of a similar transaction (other than any such transaction between or among the Corporation and one or more wholly-owned (directly or indirectly) Subsidiaries of the Corporation, which transactions would not adversely affect the rights of any Investor Group);

(ii) acquiring or disposing of (in each case, including by merger, business combination, reorganization or other similar transaction), in a single transaction or a series of related transactions, any business or assets for consideration having a value (valuing any non-cash consideration at fair market value as determined by the Board in good faith) in excess of 20% of the fair market value of the total assets of the Corporation and its Subsidiaries, taken as a whole, as of immediately prior to such transaction or series of transactions (as determined by the Board in good faith);

(iii) (A) incurring any indebtedness for borrowed money or issuing any debt securities (other than indebtedness or debt securities owed between or among the Corporation and/or one or more wholly-owned Subsidiaries) or (B) issuing to any third party any preferred stock (1) that the Corporation is required on a date certain, or can be required by the holder at the option of the holder, to redeem or repurchase, or with respect to which the Corporation is required to pay cash dividends or (2) of a type other than the types of preferred stock set forth in clause (1), to the extent that the aggregate liquidation value of all such preferred stock described in this clause (2) exceeds $50 million in the aggregate, if, in the cases of either of clause (A) or (B) and in the aggregate for all transactions described in clauses (A) and (B), the amount of such new indebtedness or the liquidation value of such preferred stock exceeds 20% of the fair market value of the total assets of the Corporation and its Subsidiaries, taken as a whole, as of immediately prior to such incurrence or issuance (as determined by the Board in good faith);

(iv) entering into or effecting any agreement or transaction between or among the Corporation and/or any of its Subsidiaries, on the one hand, and any Affiliates of either the Corporation or any Stockholder, on the other hand, other than de minimis transactions on arm’s length terms; and

(v) effecting any amendment to this Certificate of Incorporation or the Bylaws with the purpose or effect of facilitating any actions referred to in clauses (i)-(iv) or that otherwise would directly conflict with the terms of the Stockholders Agreement.
ARTICLE VI
      Section 1.     In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized and empowered to make, alter and repeal the ByLaws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to Section 3 of Article V and to the power of the stockholders of the Corporation to alter or repeal any ByLaws made by the Board.
      Section 2.     Subject to Section 3 of Article V, the Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.
ARTICLE VII
      Section 1.     Except as otherwise agreed in writing, to the fullest extent permitted by law, (i) no Sponsor Stockholder or Investor Director shall have any duty (fiduciary or otherwise) or obligation, if any, to refrain from (A) engaging in the same or similar activities or lines of business as the Corporation or any of its Subsidiaries, (B) doing business with any client, customer or vendor of the Corporation or any of its Subsidiaries or (C) entering into and performing one or more agreements (or modifications or supplements to pre-existing agreements) with the Corporation or any of its Subsidiaries, including, in the cases of clauses (A), (B) or (C), any such matters as may be corporate opportunities; and (ii) no Investor Director or Sponsor Stockholder nor any officer, director or employee thereof shall be deemed to have breached any duties (fiduciary or otherwise), if any, to the Corporation, any of its Subsidiaries or its securityholders solely by reason of any Investor Director or Sponsor Stockholder engaging in any such activity or entering into such transactions, including any corporate opportunities.
      Section 2.     The Corporation and its Subsidiaries shall have no interest or expectation in nor right be informed of, any corporate opportunity, and in the event that any Investor Director, Sponsor Stockholder or Section 2 Person acquires knowledge of a potential transaction or matter which may be a corporate opportunity, such Investor Director, Sponsor Stockholder or Section 2 Person shall, to the fullest extent permitted by law, have no duty (fiduciary or otherwise) or obligation to communicate or offer such corporate opportunity to the Corporation or any of its Subsidiaries or to any other Investor Directors or stockholders and shall not, to the fullest extent permitted by law, be liable to the Corporation or any of its Subsidiaries or stockholders for breach of any fiduciary duty as a Director, officer or stockholder of the Corporation or any of its Subsidiaries by reason of the fact that any Investor Director, Sponsor Stockholder or Section 2 Person acquires or seeks such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or otherwise does not communicate information regarding such corporate opportunity to the Corporation or its Subsidiaries or stockholders and the Corporation and its Subsidiaries, to the fullest extent permitted by law, waive and renunciate any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any of its Affiliates; provided that if an opportunity is expressly communicated to a Section 2 Person in his or her capacity as a director or officer of the Corporation or such Subsidiary for the expressed purpose of causing such opportunity to be communicated to the Corporation or such Subsidiary, then such Section 2 Person shall satisfy his or her fiduciary obligation, if any, by communicating the opportunity, or, in lieu thereof, the identity of the party initiating the communication, to the Board. For the purposes of this Certificate of Incorporation, (1) “corporate opportunity” shall include, without limitation, any potential transaction, investment or business opportunity or prospective economic or competitive advantage in which the Corporation or any of its Subsidiaries could have any expectancy or interest; and (2) “Section 2 Person” shall mean any director or officer of the Corporation or any of its Subsidiaries who is also a director, officer or employee of any Sponsor Stockholder or any of its Affiliates.
ARTICLE VIII
      Section 1.     Transfers of Shares of Class A-2 Common Stock. Except as otherwise provided in Section 2(a) of this Article VIII, a holder of shares of Class A-2 Common Stock may not (a) directly or indirectly sell, transfer, pledge or otherwise dispose of any economic, voting or other rights in or to (“Transfer”) shares of Class A-2 Common Stock to any Person, whether voluntary or involuntary and whether beneficially or of record, other than to or with a Permitted Transferee. Any purported attempt by a holder of Class A-2 Common Stock to Transfer any shares of Class A-2 Common Stock in violation of this Section 1 shall be null and void ab initio, such holder shall continue to be regarded by the Corporation as the owner, and the Corporation shall not recognize any such Transfer or accord to any such purported transferee any rights as a holder of shares of Class A-2 Common Stock of the Corporation.
      Section 2.     Required Sale. (a) If (x) the Sponsor Stockholders collectively own at least 50% of the outstanding shares of Class A-1 Common Stock and (y) a Sponsor Stockholder (or group of Sponsor Stockholders) owning at least 35% of the outstanding shares of Class A-1 Common Stock (the “Selling Group”) enter into a definitive written agreement (a “Contract”) to Transfer shares of Common Stock of the Corporation to any third party (the “Purchaser”) in a Requiring Sale, then, upon the election of the Selling Group, each holder of Class A-2 Common Stock (each, a “Transferring Holder”) shall be mandatorily obligated to sell to the Purchaser such proportion of such holder’s shares of Class A-2 Common Stock (the “Transferred Shares”) as equals the proportion of the Selling Group’s shares of Common Stock being sold to the Purchaser on the terms and conditions accepted by the Selling Group in the Contract (a “Required Sale”), including, but not limited to, the following obligations: (i) each Transferring Holder shall be responsible for such holder’s proportionate share of any escrow arrangements in connection with the Contract and (ii) each Transferring Holder shall make the same representations, warranties, covenants, indemnities and agreements as the Selling Group makes in connection with the Contract (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Group, the Transferring Holder shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to herself or himself, and not to any other party); provided that the liability of such Transferring Holder shall be limited to such Transferring Holder’s proportionate share of any withdrawals from such escrow arrangements (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Transferring Holder, such liability shall be limited to the Transferring Holder’s share of the aggregate proceeds deposited with respect to such escrow arrangements).
      (b) The Selling Group will give written notice (the “Required Sale Notice”) to each Transferring Holder of a Required Sale not less than twenty (20) days prior to the closing date (the “Closing Date”) for such Contract. Each Required Sale Notice will set forth the number of shares of Class A-2 Common Stock of such Transferring Holder that are required to be sold to the Purchaser in the Required Sale, the name of the Purchaser, the proposed amount and form of consideration to be paid to such holder for the Transferred Shares and a copy of the Contract.
      (c) At the closing of the Contract, each Transferring Holder shall surrender the Transferred Shares to the Purchaser, and the Purchaser shall remit to each Transferring Holder the total consideration due in respect of such holder’s Transferred Shares pursuant to the Required Sale.
      (d) Upon the failure of any Transferring Holder to surrender Transferred Shares to the Purchaser on a timely basis in accordance with this Section 2, the Transferred Shares held by such holder shall, on the tenth business day following the Closing Date, automatically be redeemed, with effect as of the Closing Date, for the applicable Redemption Price by the Corporation, provided that if the Board determines in its sole discretion that the failure of such Transferring Holder to complete the Required Sale in accordance with this Section 2 was inadvertent and/or that the Transferring Holder made reasonable efforts to comply once he or she received the Required Sale Notice, the Board, by majority vote of Directors not affiliated with the

Purchaser (or, if there are none, by majority vote of the Persons who were Directors immediately prior to the Closing Date) may require the Purchaser to accept such Transferring Holder’s shares on the terms of the Required Sale. On the Closing Date all Transferred Shares so redeemed shall be cancelled and all rights with respect to such shares shall forthwith cease and terminate, except for the right of the holders thereof to receive the Redemption Price without interest upon surrender of the Transferred Shares.
      Section 3.     Legends. The Corporation shall, to the extent required by law, legend the stock certificates evidencing shares of Class A-2 Common Stock to indicate that the shares represented by such certificates are subject to the restrictions set forth in this Article VIII.
ARTICLE IX
      Section 1.     Redemption of Class A-2 Common Stock. (a) Subject to Section 2 of this Article IX, until a Qualified IPO or a Change of Control, if (i) the agent contract of any Qualified Holder is terminated for Cause, or (ii) a Qualified Holder voluntarily terminates his or her agent contract with the Corporation or any Affiliate of the Corporation or the agent contract of a Qualified Holder is terminated other than for Cause (in case of either of clause (i) or (ii), a “Termination Event”), then the Corporation shall have the option to redeem any or all shares of Class A-2 Common Stock at the Redemption Price at any time within twelve (12) months from the Termination Event (the “Redemption Period”). Notwithstanding the foregoing, the Board may extend the Redemption Period in its sole and absolute discretion if the Board makes a good faith determination that it would be advisable and in the best interests of the Corporation to extend the Redemption Period in light of the availability under or limitations imposed by any credit agreement or other debt agreement of the Corporation and the Corporation’s capital and liquidity position.
      (b) Subject to Section 2 of this Article IX, until a Qualified IPO or a Change of Control, if a Potential Change of Control has occurred, and the Board has determined in good faith that an actual Change of Control will occur within twenty (20) business days of the date of such determination by the Board (a “Change of Control Event”), then the Corporation shall have the option to redeem any or all shares of Class A-2 Common Stock from any or all Qualified Holders at the Redemption Price.
      Section 2.     Redemption Notice. If the Corporation chooses to exercise its option to redeem shares of Class A-2 Common Stock in connection with a Termination Event or a Change of Control Event, then it shall do so on the date specified, which shall not be less than ten (10) business days from the date of such Redemption Notice (the “Redemption Date”) in a notice that shall be sent to the Qualified Holder(s) whose shares of Class A-2 Common Stock are being redeemed by the Corporation pursuant to Section 1 of this Article IX (the “Redemption Notice”). The Redemption Notice shall be mailed, postage prepaid, or sent by overnight courier to each Qualified Holder whose shares are being redeemed by the Corporation pursuant to Section 1 of this Article IX, at such holder’s post office address last shown on the records of the Corporation not less than ten (10) business days prior to the Redemption Date. Each Redemption Notice shall state: (i) the number of shares of Class A-2 Common Stock to be redeemed by the Corporation on the Redemption Date; (ii) the Redemption Date and the Redemption Price; and (iii) that the Qualified Holder is to surrender to the Corporation, in the manner and at the place designated in the Redemption Notice, his or her certificate or certificates representing the shares of Class A-2 Common Stock to be redeemed.
      Section 3.     Surrender of Certificates; Payment. (a) Subject to Section 3(b) of this Article IX, on or before the Redemption Date, each Qualified Holder of shares of Class A-2 Common Stock, with respect to which the Corporation is exercising its rights set forth in Section 1 of this Article IX, shall surrender the certificate or certificates representing such shares to the Corporation in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable in cash to the order of the Person whose name appears on such certificate or certificates as the owner thereof. In the event that less than all of the shares of Class A-2 Common Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Class A-2 Common Stock shall promptly be issued to the holder of such a certificate.

      (b) The Redemption Price shall be payable in cash out of lawfully available funds therefor, provided, the Board may determine to pay the Redemption Price out of lawfully available funds in the form of a Note if in the good faith determination of the Board, it would be advisable and in the best interests of the Corporation to do so in light of the availability under or limitations imposed by any credit agreement or other debt agreement of the Corporation and the Corporation’s capital and liquidity position.
      (c) If on or before the Redemption Date, all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the benefit of the Qualified Holders whose shares of Class A-2 Common Stock have been called for redemption, so as to be and continue to be available therefore, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on the Redemption Date all shares so called for redemption shall be cancelled and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate, except for the right of the holders thereof to receive the Redemption Price without interest.
ARTICLE X
      Section 1.     “Additional Director” means any individual who is not an Affiliate of any Investor Group or a director, officer or employee of any Investor Group or its Affiliates.
      Section 2.     “Affiliate” shall have the meaning ascribed thereto in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as in effect on the date of the Merger.
      Section 3.     “Blackstone Directors” shall refer to the Directors nominated or designated by the Blackstone Investor Group in accordance with the Stockholders Agreement.
      Section 4.     “Blackstone Investor Group” shall mean Blackstone Capital Partners IV L.P., Blackstone Capital Partners IV — A L.P., Blackstone Family Investment Partnership IV — A L.P., Blackstone Participation Partnership IV L.P. and any Permitted Transferee thereof.
      Section 5.     “Cause” means, with respect to any Person under an employment or Independent Contractor relationship with the Corporation, (a) if such relationship is pursuant to a written agreement between such Person and the Corporation containing a definition for cause, such definition, or (b) if such relationship is not pursuant to such a written agreement containing a definition for cause, the occurrence or existence of any of the following with respect to such Person, as determined by a majority of the disinterested members of the Board: (i) a material breach by such Person of any of his or her obligations as an employee of the Corporation or as an Independent Contractor, provided, however, that Cause shall not be deemed to exist until the Corporation shall have given written notice specifying the claimed material breach and such Person has failed to correct the claimed breach within thirty (30) days after the receipt of the applicable notice; (ii) the repeated material breach by such Person of any material duty or obligation referred to in clause (i) above as to which at least two (2) written notices have been given pursuant to such clause (i); (iii) any misappropriation, embezzlement, intentional fraud or similar conduct involving the Corporation; (iv) the conviction or the plea of nolo contendere or the equivalent in respect of a felony or a crime involving moral turpitude; (v) intentional infliction of any damage of a material nature to any property of the Corporation; or (vi) the repeated non-prescription use of any controlled substance or the repeated use of alcohol or any other non-controlled substance when, in any case described in this clause (vi), the Board reasonably determines such use renders such Person unfit to serve in his or her capacity as an employee of the Corporation or as an Independent Contractor.
      Section 6.     A “Change of Control” shall mean
      (a) The acquisition by any individual entity or group, within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, other than the Investor Groups and their Affiliates (the “Permitted Holders”), directly or indirectly, of beneficial ownership of equity securities of the Corporation representing more than 50% of the voting power of the then-outstanding equity securities of the Corporation entitled to vote generally in the election of Directors (the “Corporation Voting Securities”); provided, however, that for purposes of this subsection (a), the following shall not constitute a Change of Control:

(A) any acquisition by the Corporation, (B) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Subsidiary, or (C) any acquisition by any Person pursuant to a transaction which complies with clauses (A) and (B) of subsection (b) below; or
      (b) The consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation or the purchase of assets or stock of another entity (a “Business Combination”), in each case, unless immediately following such Business Combination, (A) all or substantially all of the beneficial owners of the Corporation Voting Securities immediately prior to such Business Combination beneficially own more than 50% of the then-outstanding combined voting power of the then-outstanding securities entitled to vote generally in the election of directors of the entity resulting from such Business Combination in substantially the same proportion as their ownership immediately prior to such Business Combination of the Corporation Voting Securities, and (B) no Person (excluding the Permitted Holders) beneficially owns, directly or indirectly, more than a majority of the combined voting power of the then-outstanding voting securities of such entity except to the extent that such ownership of the Corporation existed prior to the Business Combination.
      Notwithstanding paragraphs (a) and (b) above, in no event will a Change of Control be deemed to occur if the Permitted Holders maintain a direct or indirect Controlling Interest in the Corporation or in an entity that maintains a direct or indirect Controlling Interest in the Corporation. A “Controlling Interest” in an entity shall mean beneficial ownership of more than 50% of the voting power of the outstanding equity securities of the entity.
      Section 7.     “Director Designee Number” means, with respect to an Investor Group whose ownership of Sponsor Shares issued to the Investor Group at the closing of the Merger is within the ranges set forth in both column A and column B below, the number of Director designees set forth in the corresponding column C below (rounded down to the next lowest whole number):

	Column B: Percent of
	outstanding shares of
Column A: Percent of Original Sponsor Shares	Class A-1 Common Stock	Column C: Number of Director designees

greater than 50%	Any	4 plus the number of Non-Investor Directors
greater than 45% and less than or equal to 50%	Any	4 plus the number of Non-Investor Directors
greater than 40% and less than or equal to 45%	Any	3 plus (75% of the number of Non- Investor Directors)
greater than 35% and less than or equal to 40%	Any	3 plus (50% of the number of Non- Investor Directors)
greater than 30% and less than or equal to 35%	Any	3 plus (25% of the number of Non- Investor Directors)
greater than the Original GS Percentage and less than or equal to 30%	Any	2 plus (25% of the number of Non- Investor Directors)
greater than the Original DLJ Percentage and less than or equal to the Original GS Percentage	Any	2
greater than or equal to 5% and less than or equal to the Original DLJ Percentage	greater than or equal to 3%	1
greater than or equal to 5% and less than or equal to the Original DLJ Percentage	less than 3%	0
less than 5%	Any	0
      Section 8.     “DLJ Investor Group” shall mean DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV Australia, L.P., MBP IV Investors, L.P., CSFB Strategic Partners Holdings III, L.P. and any Permitted Transferee thereof.

      Section 9.     “Fair Market Value” means the fair market value of the shares of Class A-2 Common Stock to be redeemed as determined in good faith by the Board considering all factors the Board deems appropriate, including, without limitation, any valuation prepared by the Blackstone Investor Group in the ordinary course of business for reporting to its advisory board and investors.
      Section 10.     “GS Investor Group” shall mean [       ●       ] and any Permitted Transferee thereof.
      Section 11.     “Immediate Family Member” means with respect to any natural Person, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing Persons.
      Section 12.     “Independent Contractor” means any individual that regularly performs services for, provides goods to, or purchases goods or services from, the Corporation.
      Section 13.     “Independent Director” means any individual who meets the definition of “independent” or the tests of “independence” pursuant to any Independence Requirements applicable to the Corporation from time to time.
      Section 14.     “Investor Directors” shall mean the Directors nominated or designated by an Investor Group pursuant to the Stockholders Agreement.
      Section 15.     “Investor Group” means any of the Blackstone Investor Group, the GS Investor Group and the DLJ Investor Group.
      Section 16.     “Majority Sponsor Stockholders” means, at any time, Sponsor Stockholders owning a majority of the shares of Class A-1 Common Stock held by Sponsor Stockholders at such time.
      Section 17.     “Management Company” means, (1) with respect to the Blackstone Investor Group, Blackstone Management Partners IV L.L.C.; (2) with respect to the GS Investor Group, [       ●       ]; and (3) with respect to the DLJ Investor Group, DLJ Merchant Banking, Inc.
      Section 18.     “Management Director” means a Director who is a Management Director as defined in the Stockholders Agreement.
      Section 19.     “Management Stockholder” means each Stockholder who is a party to the Stockholders Agreement and is not a Sponsor Stockholder.
      Section 20.     “Merger” means the merger of certain affiliates of the Sponsor Stockholders into the Corporation pursuant to an Agreement and Plan of Merger, dated as of September 15, 2005 by and among the Corporation and certain affiliates of the Sponsor Stockholders.
      Section 21.     “Non-Investor Directors” means Directors who are Additional Directors or Management Directors.
      Section 22.     “Non-Qualifying Investor Group” means an Investor Group after the first date on which the members of such Investor Group own in the aggregate a number of shares of Class A-1 Common Stock that is less than the greater of (i) 5% of the number of Original Sponsor Shares and (ii) 3% of the then-outstanding shares of Class A-1 Common Stock.
      Section 23.     “Note” means a promissory note made by the Corporation in favor of a Qualified Holder evidencing the Corporation’s obligation to pay the Redemption Price to such Qualified Holder.
      Section 24.     “Original DLJ Percentage” means the quotient of (i) the aggregate number of Shares issued to the DLJ Investor Group at the closing of the Merger over (ii) the Original Sponsor Shares.
      Section 25.     “Original GS Percentage” means the quotient of (i) the aggregate number of Shares issued to the GS Investor Group at the closing of the Merger over (ii) the Original Sponsor Shares.
      Section 26.     “Original Sponsor Shares” shall mean the aggregate number of shares of Class A-1 Common Stock issued to Sponsor Stockholders at the closing of the Merger.

      Section 27.     “Permitted Transferee” means, (1) in respect of any Sponsor Stockholder, any investment fund that is directly or indirectly managed or advised by the manager or advisor of such Sponsor Stockholder or any of its affiliates, or the successors of any Permitted Transferee and (2) in respect to any other holder of shares of Common Stock: (a) the Corporation; (b) upon the death of a such holder, the Persons who would receive such shares pursuant to the laws of descent and distribution; and (c) an Immediate Family Member of the Person to which such shares were initially issued by the Corporation for estate planning purposes; provided, however, except in the event of the death of such holder, that such Person shall retain voting power over all of the outstanding shares being Transferred; and provided, further, that, in the case of a Transfer of Class A-2 Common Stock to a Person as to which a governing instrument exists (such as a trust or partnership), (i) such holder of Class A-2 Common Stock shall furnish a copy of such governing instrument to the Corporation in advance, (ii) the terms of such governing instrument shall not be inconsistent with the terms of this Certificate of Incorporation, and (iii) during the period that such shares of Class A-2 Common Stock are held by such Person, the relevant holder of Class A-2 Common Stock shall agree in writing that the terms of such governing instrument shall not be amended in any manner that results in such governing instrument being inconsistent with the terms of this Certificate of Incorporation without the prior written consent of the Corporation. The failure of any holder of Class A-2 Common Stock to comply with any of clauses (i), (ii), or (iii) above shall result in the automatic transfer to the Corporation of such holder’s shares of Class A-2 Common Stock, unless the Board determines in its sole discretion that such failure was inadvertent, had no effect on any stockholder vote and no adverse effect on the Corporation, and was remedied promptly upon notification to the relevant Person.
      Section 28.     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.
      Section 29.     A “Potential Change of Control” shall be deemed to have occurred if: (i) the Corporation enters into an agreement or arrangement, the consummation of which would result in the occurrence of a Change of Control; (ii) any Person or the Corporation publicly announces an intention to take or consider taking actions which if consummated would constitute a Change of Control; (iii) any Person (other than a Sponsor Stockholder) that is or becomes the beneficial owner, directly or indirectly, of securities of the Corporation representing thirty-five percent (35%) or more of the combined voting power of the Corporation’s then outstanding securities entitled to vote generally in the election of Directors and increases his beneficial ownership of such securities by five percent (5%); or (iv) the Board adopts a resolution to the effect that, for purposes of this Certificate of Incorporation, a Potential Change of Control has occurred.
      Section 30.     “Qualified Holder” means any beneficial or record holder of shares of Class A-2 Common Stock.
      Section 31.     “Qualified IPO” means an underwritten public offering and sale of common stock of the Corporation pursuant to an effective registration statement (other than on Form S-4, S-8 or any similar or successor form) under the Securities Act of 1933 which results in a listing or admission to trading of any class of the Corporation’s common stock on the New York Stock Exchange or on The Nasdaq Stock Market, Inc.’s National Market which results in at least 20% of the total outstanding shares of Class A-1 Common Stock being sold to the public.
      Section 32.     “Redemption Price” means (a) with respect to a redemption of Transferred Shares described in Section 2(d) of Article VIII, $1.00 per share; (b) with respect to a redemption of shares of Class A-2 Common Stock described in clause (i) of Section 1(a) of Article IX, the lesser of (i) the aggregate price paid by the Qualified Holder for the shares of Class A-2 Common Stock being redeemed pursuant to Section 1(a) of Article IX, and (ii) the Fair Market Value of such shares; (c) with respect to a redemption of shares of Class A-2 Common Stock described in clause (ii) of Section 1(a) of Article IX, the Fair Market Value of the shares of Class A-2 Common Stock being redeemed pursuant to Section 1(a) of Article IX; and (d) with respect to a redemption of shares of Class A-2 Common Stock described in Section 1(b) of Article IX, the Fair Market Value of the shares of Class A-2 Common Stock being redeemed pursuant to such section, which Fair Market Value shall reflect any control or other premium attributable to the Change of Control Event as determined in the good faith judgment of the Board.
      Section 33.     “Requiring Sale” means a transaction or series of related transactions involving the direct or indirect Transfer to a Person or Persons not constituting Permitted Transferees or otherwise not affiliated with any Selling Group (including pursuant to a stock sale, merger, business combination, recapitalization, consolidation, reorganization, restructuring or similar transaction) in which the aggregate number of shares of Common Stock to be transferred (taking into account all shares that may be required to be sold by virtue of Section 2 of Article VIII, by the Stockholders Agreement or otherwise) would exceed 50% of the total number of outstanding shares of Common Stock, assuming the exercise of all options that are vested and exercisable at the relevant time and conversion of all securities that are vested and convertible at the relevant time, in all cases using the treasury method.
      Section 34.     “Sponsor Stockholders” shall mean each stockholder of the Corporation who is a member of any Investor Group.
      Section 35.     “Stockholder” shall mean any party (other than the Corporation) to the Stockholders Agreement at the relevant time.
      Section 36.     “Stockholders Agreement” shall mean that certain Stockholders Agreement, dated as of the date of the Merger, by and among the Corporation and certain of its stockholders, as the same may be amended from time to time.
      Section 37.     “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting equity interests of which is sufficient to elect at least a majority of its board of directors, managers or other governing body (or, whether or not there are such voting interests, equal to or greater than 50% of the stock or other equity interests of which) is owned directly or indirectly by such first Person alone or in conjunction with a group or through any Subsidiary.
ARTICLE XI
      Section 1.     Elimination of Certain Liability of Directors.      A Director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.
      Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a Director existing hereunder with respect to any act or omission occurring prior to such repeal or modification.
      Section 2.     Indemnification and Insurance.
      (a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2(b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Certificate of Incorporation shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to a benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.
      (b) Right of Claimant to Bring Suit. If a claim under Section 2(a) hereof is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
      (c) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
      (d) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

Annex C

1585 Broadway
New York, NY 10036
September 15, 2005
Board of Directors
UICI
9151 Grapevine Highway
North Richland Hills, TX 76180
Members of the Board:
      We understand that UICI (the “Company”), Premium Finance LLC (“SibCo 1”), Mulberry Finance Co., Inc. (“SibCo 2”), DLJMB IV First Merger LLC (“SibCo 3” and, together with SibCo 1 and SibCo 2, the “SibCos”), Premium Acquisition, Inc. (“Merger Co 1”), Mulberry Acquisition, Inc. (“Merger Co 2”) and DLJMB IV First Merger Co Acquisition Inc. (“Merger Co 3” and, together with Merger Co 1 and Merger Co 2, the “Merger Cos”) have entered into an Agreement and Plan of Merger, dated September 15, 2005 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of each of the Merger Cos with and into the Company. We further understand that SibCo 1 and Merger Co 1 are newly created entities wholly owned by Blackstone Capital Partners IV L.P. or affiliated funds (“Blackstone”), SibCo 2 and Merger Co 2 are newly created entities wholly owned by GS Capital Partners V Fund, L.P. or affiliated funds (“GS Capital Partners”) and Sib Co 3 and Merger Co 3 are newly created entities wholly owned by DLJ Merchant Banking Partners IV, L.P. or affiliated funds (“DLJ Merchant Banking Partners” and, together with Blackstone and GS Capital Partners, the “Sponsors”). Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “UICI Common Stock”), other than (i) shares held in treasury and (ii) Retained Shares (as defined in the Merger Agreement), will be converted into the right to receive $37.00 per share in cash (the “Cash Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We also understand that, in connection with the Merger, the Merger Cos entered into a Voting Agreement, dated as of September 15, 2005 (the “Voting Agreement”), with certain holders of UICI Common Stock who own approximately 30% of the outstanding shares of UICI Common Stock (the “Principal Stockholders”). Pursuant to the Voting Agreement, the Principal Stockholders agreed, among other things, to take specific actions to facilitate the Merger.
      You have asked for our opinion as to whether the Cash Consideration to be received by the holders of shares of UICI Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than holders of Retained Shares as to such Retained Shares).
      For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other information of UICI;

ii)	reviewed certain internal financial statements and other financial and operating data concerning UICI prepared by the management of UICI;

iii)	analyzed certain financial projections prepared by the management of UICI;

iv)	discussed the past and current operations and financial condition and the prospects of UICI with senior executives of the Company;

v)	reviewed the reported prices and trading activity for UICI Common Stock;

vi)	compared the financial performance of UICI and the prices and trading activity of UICI Common Stock with that of certain other comparable publicly-traded companies and their securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations among representatives of UICI, the Merger Cos and their financial and legal advisors;

ix)	reviewed a copy of the Merger Agreement and certain related documents;

x)	reviewed a copy of the Voting Agreement;

xi)	reviewed copies of equity commitment letters from each of the Sponsors or their affiliates, each dated September 15, 2005 (collectively, the “Equity Commitment Letters”);

xii)	reviewed copies of limited guarantees from each of the Sponsors or their affiliates, each dated as of September 15, 2005 (collectively, the “Guarantees”);

xiii)	reviewed a copy of the forward underwriting commitment letter from J.P. Morgan Securities Inc. dated September 15, 2005 (the “Forward Underwriting Commitment Letter”); and

xiv)	reviewed a copy of the debt financing commitment letter from JP Morgan Chase Bank, N.A., Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and J.P. Morgan Securities Inc. dated September 15, 2005 (the “Debt Commitment” and, together with the Equity Commitment Letters and the Forward Underwriting Commitment Letter, collectively, the “Financing Letters”); and

xv)	performed such other analyses and considered such other factors as we have deemed appropriate.
      We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of UICI. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and the Voting Agreement, and the financing of the Merger will be consummated on terms no less favorable than those set forth in the Financing Letters. We are not legal, regulatory or tax experts and have relied on the Company with respect to the legal, regulatory and tax advice it has received. We have assumed that in connection with the receipt of all necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the consummation of the Merger as contemplated in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of UICI, nor have we been furnished with any such appraisals. This opinion does not address the solvency or fair value of UICI, the SibCos, the Merger Cos or any other entity under any U.S. state, U.S. federal, or any other applicable laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In addition, our opinion does not address the relative merits of the Merger as compared to other business strategies that may be available to UICI or UICI’s underlying business decision to enter into the Merger Agreement.
      We have acted as financial advisor to the Board of Directors of UICI in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In addition, at the Company’s request and as has been previously discussed with you, Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), offered to provide debt financing to the Sponsors or their affiliates in connection with the Merger and is a party to the Commitment Letter in respect of a portion of the financing necessary to complete the Merger and may otherwise assist the Sponsors in obtaining all or a portion of the financing necessary to complete the Merger, in which case Morgan Stanley and its affiliate may receive fees in connection with such financing. Morgan Stanley and its affiliates also may from time to time act as a counterparty to UICI and may receive compensation for such activities.

      In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Sponsors and certain of their affiliates and have received fees for the rendering of these services. Morgan Stanley may also seek to provide such parties services in the future and may receive fees in connection with such services. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities of the Company for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, have invested in, may have committed to invest in and may commit in the future to invest in private equity funds involved in this transaction or other private equity funds managed or advised by private investment firms affiliated with the Sponsors.
      It is understood that this letter is for the information of the Board of Directors of UICI only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing, if required, made by UICI in respect of the Merger with the Securities Exchange Commission. In addition, this opinion does not in any manner address the prices at which UICI Common Stock will trade at any time following announcement of the Merger and Morgan Stanley expresses no opinion or recommendation as to how shareholders of UICI should vote at the shareholders’ meeting to be held in connection with the Merger, as to whether any participant in any Agent Stock Accumulation Plan (as defined in the Merger Agreement) should refrain from withdrawing shares of UICI Common Stock therefrom or as to whether any holder of Management Shares (as defined in the Merger Agreement) should take action to cause such shares not to be converted into Cash Consideration.
      Based on and subject to the foregoing, we are of the opinion on the date hereof that the Cash Consideration to be received by the holders of shares of UICI Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than holders of Retained Shares as to such Retained Shares).

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:

Paul Adams

Managing Director

Annex D

799 Central Avenue • Suite 350 • Highland Park, Illinois 60035	Phone 847-861-6016	Fax 847-861-6035
Thomas H. Patrick
Chairman
September 15, 2005
Board of Directors
UICI
9151 Grapevine Highway
North Richland Hills, TX 76180
Members of the Board:
We understand that UICI (the “Company”) has entered into an agreement and plan of merger dated September 15, 2005 (the “Merger Agreement”) with six new entities (the “Merger Companies”) formed, two each, by affiliates of The Blackstone Group, Goldman Sachs & Co. and DLJ Merchant Banking Partners IV, L.P. respectively (the “Equity Investors”).
Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than (i) shares held in treasury and (ii) Retained Shares (as defined in the Merger Agreement) will be converted into the right to receive $37.00 per share of the Company Common Stock in cash. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We also understand that, in connection with the Merger, the Merger Companies formed by the Equity Investors have entered into a Voting Agreement (the “Voting Agreement”) with certain holders of the Company Common Stock who own approximately 30% of the outstanding shares of the Company Common Stock (the “Principal Shareholders”). Pursuant to the Voting Agreement the Principal Stockholders have agreed, among other things, to take specific actions to facilitate the Merger.
You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than holders of Retained Shares with respect to such Retained Shares).
For purposes of the opinion set forth herein, we have:

(i)	reviewed public financial statements of the Company for the past 5 years as filed with the Securities and Exchange Commission;

(ii)	reviewed certain non-public financial information prepared by Company management, including management projections;

(iii)	participated in extensive discussions with senior management of the Company regarding past and current operations and financial condition and the future prospects of the Company;

(iv)	participated in numerous discussions with Company management and representatives of a select list of potential strategic merger partners;

(v)	participated in numerous discussions with Company management and representatives of a select list of potential private equity merger partners;

D-1

(vi)	reviewed values accorded certain other comparable publicly traded companies relative to the value accorded the Company’s shares;

(vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(viii)	reviewed copies of the Merger Agreement and, the Voting Agreement;

(ix)	reviewed copies of the equity commitment letters from each of the Equity Investors, each dated September 15, 2005 (collectively, the “Equity Commitment Letters”);

(x)	reviewed copies of the limited guarantees from each of the Equity Investors, each dated September 15, 2005 (collectively, the “Guarantees”);

(xi)	reviewed the debt Commitment Letter (as defined in the Merger Agreement) dated September 15, 2005 (together with the Equity Commitment Letters, collectively, the “Financing Letters”); and

(xii)	performed such other analyses and considered such other factors we have deemed appropriate.
We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.
We have assumed that in connection with the receipt of all necessary regulatory approvals for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the consummation of the Merger as contemplated in the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.
We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing, if required, made by the Company in respect of the Merger with the Securities and Exchange Commission.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than holders of Retained Shares with respect to such Retained Shares).

Very truly yours,

NEW VERNON CAPITAL LLC

By:

Thomas H. Patrick
Chairman

D-2

Annex E
TITLE 8
Corporations
CHAPTER 1. GENERAL CORPORATION LAW
Subchapter IX. Merger, Consolidation or Merger
§ 262. Appraisal rights.
      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.
      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.
      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.
      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers
      Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
      Section 145(b) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
      Further subsections of Delaware General Corporation Law Section 145 provide that:

•	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith;

•	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

•	the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.
      Article VIII of UICI’s amended and restated bylaws and Article IX of the form of the surviving corporation’s certificate of incorporation (i) authorize the indemnification of directors and officers (the “Indemnitees”) under specified circumstances to the fullest extent authorized by the Delaware General Corporation Law, (ii) provide for the advancement of expenses to the Indemnitees for defending any proceedings related to the specified circumstances, (iii) give the Indemnitees the right to bring suit against UICI to enforce the foregoing rights to indemnification and advancement of expenses, and (iv) authorize UICI to maintain certain policies of insurance to protect itself and any of its directors, officers or employees.

UICI has an insurance policy covering its directors and officers against certain personal liability, which may include liabilities under the Securities Act of 1933.
      The foregoing is only a general summary of certain aspects of Delaware law and UICI’s amended and restated bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Section 145 of the Delaware General Corporation Law, Article VIII of UICI’s amended and restated bylaws and Article XI of the form of the surviving corporation’s certificate of incorporation.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Exhibit Description

2	.1†	Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc. and UICI (attached as Annex A to the accompanying proxy statement/ prospectus).
3.1		Certificate of Incorporation, as amended (filed as Exhibit 4.1(i)(a) to Registration Statement on Form S-8, File No. 333-85113, filed August 13, 1999 and incorporated herein by reference).
3.2		Amended and Restated By-Laws, as amended as of July 30 (filed as Exhibit 3.2 to the Form 10-Q dated June 30, 2003, File No. 001-14953, filed August 19, 2003 and incorporated herein by reference).
3.3		Form of Certificate of Incorporation of the surviving corporation (attached as Annex B to the accompanying proxy statement/ prospectus).
3.4		Form of Bylaws of the surviving corporation.
4.1		Form of Stockholders Agreement.
5.1		Opinion of Jones Day.
8.1		Opinion of Jones Day as to material U.S. federal tax matters.
10.1		Voting Agreement, dated September 15, 2005, between UICI and the stockholders named therein (filed as Exhibit 99.1 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.2		Non-Compete Agreement, dated as of September 15, 2005, between UICI and Jeffrey James Jensen (filed as Exhibit 10.1 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.3		Non Compete Agreement, dated as of September 15, 2005, between UICI and Jami Jill Jensen (filed as Exhibit 10.2 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.4		Non-Compete Agreement, dated as of September 15, 2005, between UICI and Janet Jarie Jensen (filed as Exhibit 10.3 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.5		Non-Compete Agreement, dated as of September 15, 2005, between UICI and James Joel Jensen (filed as Exhibit 10.4 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.6		Non-Compete Agreement, dated as of September 15, 2005, between UICI and Julie Jean Jensen (filed as Exhibit 10.5 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.7		Non-Compete Agreement, dated as of September 15, 2005, between UICI and Gladys M. Jensen (filed as Exhibit 10.6 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).
10.8		Term Sheet for New Employment Agreement for William J. Gedwed (filed as Exhibit 10.7 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).

Exhibit
Number		Exhibit Description

10.9		Term Sheet for New Employment Agreement for William J. Truxal (filed as Exhibit 10.8 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).

10.10		Term Sheet for New Employment Agreement for Troy A. McQuagge (filed as Exhibit 10.9 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).

10.11		Term Sheet for New Employment Agreement for Philip J. Myhra (filed as Exhibit 10.10 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).

10.12		UICI Success Award Bonus Plan (filed as Exhibit 10.11 to UICI’s Current Report on Form 8-K filed September 20, 2005 and incorporated herein by reference).

23.1		Consent of KPMG LLP.

23.2		Consent of Jones Day (included in Exhibit 5.1 to this Registration Statement).

23.3		Consent of Jones Day (included in Exhibit 8.1 to this Registration Statement).

24	.1*	Powers of Attorney for Mural R. Josephson and Richard T. Mockler.

24	.2*	Power of Attorney for R.H. Mick Thompson.

24	.3*	Powers of Attorney for William J. Gedwed, Mark D. Hauptman and Glenn W. Reed.

24	.4*	Power of Attorney for Dennis C. McCuistion.

99.1		Consent of Morgan Stanley & Co. Incorporated.

99.2		Consent of New Vernon Capital LLC.

99	.3*	Consent of Chinh E. Chu to be named as a director of UICI.

99	.4*	Consent of Matthew Kabaker to be named as a director of UICI.

99	.5*	Consent of Adrian M. Jones to be named as a director of UICI.

99	.6*	Consent of Nathaniel Zilkha to be named as a director of UICI.

99	.7*	Consent of Kamil M. Salame to be named as a director of UICI

99.8		Form of Proxy Card for Special Meeting of Stockholders.

*	Previously filed.

†	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

(b)	Financial Statement Schedules
      Not Applicable.

(c)	Opinions
      Fairness Opinion of Morgan Stanley & Co. Incorporated, attached as Annex C to the accompanying proxy statement/ prospectus.
      Fairness Opinion of New Vernon Capital LLC, attached as Annex D to the accompanying proxy statement/ prospectus.

Item 22.	Undertakings
      (A) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (C) (1) The undersigned registrant hereby undertakes as follows: that before any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
      (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (D) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (E) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
      (F) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
[Remainder of page intentionally left blank]

SIGNATURES
      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Richland Hills, State of Texas, on February 28, 2006.

UICI

By:	/s/ Mark D. Hauptman

Mark D. Hauptman
Vice President, Chief Financial Officer and Chief Accounting Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* William J. Gedwed		President, Chief Executive Officer and Director	February 28, 2006

* Mark D. Hauptman		Vice President, Chief Financial Officer and Chief Accounting Officer	February 28, 2006

* Glenn W. Reed		Executive Vice President, General Counsel and Director	February 28, 2006

* Dennis C. McCuistion		Director	February 28, 2006

* Mural R. Josephson		Director	February 28, 2006

* R.H. Mick Thompson		Director	February 28, 2006

* Richard T. Mockler		Director	February 28, 2006

*By:	/s/ Glenn W. Reed Glenn W. Reed for himself and as Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

3.4	Form of Bylaws of the Surviving Corporation
4.1	Form of Stockholders Agreement
5.1	Opinion of Jones Day
8.1	Opinion of Jones Day as to material U.S. federal tax matters
23.1	Consent of KPMG, LLP.

99.1	Consent of Morgan Stanley & Co. Incorporated.

99.2	Consent of New Vernon Capital LLC.

99.8	Form of Proxy Card for Special Meeting of Stockholders.